Exhibit 99.2

[This document is an English translation provided for informational purposes only. In event of any discrepancy between this translated document and the Spanish original, the original should prevail.]

INFORMATION STATEMENT ON CORPORATE RESTRUCTURING

November 14, 2025

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

Av. Mariano Otero 1249-B, Torre Pacífico, 6th Floor
Colonia Rinconada del Bosque, C.P. 44530, Guadalajara Jalisco, Mexico

Listed on: Bolsa Mexicana de Valores, S.A.B. de C.V. and the New York Stock Exchange

Ticker symbol on the BMV: “GAP B”
NYSE ticker symbol: “PAC”

Submitted in accordance with Article 104, Section IV of the Mexican Securities Market Law and Article 35 of the General Provisions Applicable to Securities Issuers and other Securities Market participants issued by the Mexican National Banking and Securities Commission. GAP is a foreign private issuer under the rules of the U.S. Securities and Exchange Commission and is therefore exempt from compliance with the proxy rules set forth in the U.S. Securities Exchange Act of 1934. This English version is provided for informational purposes only and has been prepared to comply with the disclosure obligations set forth in the U.S. Securities Exchange Act of 1934.

Summary of the Transaction

GAP has called an Ordinary and Extraordinary General Shareholders’ Meeting for December 11, 2025, to consider and approve the proposals described in this Information Statement, which are summarized below:

Business Combination

GAP’s management continuously evaluates strategic business and growth opportunities. For several years, management has explored various initiatives to advance GAP to the next level. GAP is now proposing to shareholders a comprehensive development, growth, and diversification plan called GAP 2.0. This plan seeks to benefit all of our shareholders and stakeholders by combining: (i) the technical assistance services and technology transfer that have been outsourced to our strategic partner Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP) since GAP’s inception; and (ii) the Cross Border Xpress (CBX) project, which is a “landside” terminal located in San Diego, United States connected to a pedestrian bridge that adjoins the border with Mexico, which in turn connects to the section in Mexico leading to the Tijuana International Airport. The latter, through the merger of various entities within GAP, as described in this Information Statement.

Internalization of technical assistance services and technology transfer: Under the current Technical Assistance Agreement with AMP, GAP’s airports receive management and consulting services, as well as technology transfer from AMP. GAP’s subsidiary, SIAP, pays AMP an annual fee for these services. The Technical Assistance Agreement grants GAP an exclusive license in Mexico to use all technical assistance and industry knowledge transferred by AMP during the term of the agreement. AMP provides assistance in various areas, including but not limited to development of commercial activities, preparation of master development plans for each airport, market studies, and implementation of initiatives to increase passenger traffic and improve airport operations. GAP considers these technical assistance services to be high-value specialized services that have provided fundamental benefits since GAP began operations as a private airport group. These services are essential for airport operations. GAP believes it is convenient to ensure their continuity through internalization, as GAP has now reached sufficient maturity for this transition. If the Merger is approved, GAP would provide these services directly to its airports, which would continue to benefit the airports’ operations.

Integration of the CBX: The CBX is a “landside” terminal located in San Diego, United States, connected to a pedestrian bridge that crosses the Mexican border to Tijuana International Airport. The pedestrian bridge, including all sections, is 120 meters long and is exclusively for passengers of the Tijuana International Airport. It provides a fast, comfortable, and secure border crossing without requiring passengers to leave Tijuana International Airport. The CBX currently serves as the main point of entry for Mexicans traveling by air from locations in Mexico to California, United States. The CBX has been designated part of the San Ysidro Port of Entry under U.S. law. The immigration process into the United States is carried out by Customs and Border Protection (“CBP”) officers, and CBX reimburses the United States government for the cost of those officers. CBX began operations in 2015 and served during the years ended December 31, 2022, 2023, 2024, respectively, and during the first nine months of 2025, 4.1, 4.3, 4.0 and 3.0 million passengers, respectively. In the same period, it generated EBITDA of US$87 million, US$102 million, US$94 million, and US$75 million, respectively. The growth of CBX has driven a significant increase in passenger traffic at Tijuana airport. GAP believes that the CBX represents an opportunity for consolidation and growth. GAP has identified the CBX as a complement to its business model, directly related to its operations and aligned with GAP’s growth objectives. This asset represents a strategic platform that facilitates connectivity between Mexico and the United States, a key area where GAP has identified significant growth potential. GAP believes that integrating CBX will not only strengthen its operational infrastructure but also provide a strategic position in the international logistics and passenger transport sector. As a result of the Merger, GAP would acquire a 75% ownership interest in CBX, and through the ancillary transaction described below, GAP intends to acquire the remaining 25% ownership interest in the CBX project through a cash payment of approximately US$487.5 million dollars.

Capital Stock Increase

As a result of the Merger, if approved by our shareholders, it is estimated that GAP would issue and put into circulation approximately 90 million new net shares representing its capital stock, subject to adjustments. These newly issued shares would be delivered to the direct or indirect shareholders of the Merged Companies. As of the date hereof, GAP’s capital stock is represented by approximately 505 million shares currently in circulation. If the Merger is approved, as consequence thereof and once the Merger is effective, GAP’s capital stock would be represented by approximately 595 million shares, as described in this Information Statement.

Ancillary Transaction

In connection with the Merger, we intend to acquire the remaining 25% interest in the CBX project that would not be integrated by virtue of the Merger, as well as certain assets adjacent to the CBX project. By virtue of both the Merger and the ancillary transaction, GAP would acquire 100% ownership of the CBX project. This ancillary transaction is contingent upon effectiveness of the Merger.

Required Voting. The resolutions of the Extraordinary General Shareholders’ Meeting referred to in this Information Statement will require the favorable vote of more than 50% of GAP’s outstanding capital stock, considering that the Merger involves entities directly related to the main line of business of GAP and its subsidiaries.

Characteristics of the Share Certificates

If completed on its terms, the Merger would involve a capital increase. The share certificates will be adjusted to reflect the proposals contained in this Information Statement, if approved.

THIS INFORMATION STATEMENT IS NOT AN OFFER TO SELL SECURITIES IN MEXICO OR THE UNITED STATES, OR IN ANY OTHER JURISDICTION, BUT HAS BEEN PREPARED AND IS MADE AVAILABLE TO THE SHAREHOLDERS OF THE ISSUER AND THE GENERAL PUBLIC SOLELY FOR THE PURPOSE OF PROVIDING INFORMATION TO SHAREHOLDERS, IN ACCORDANCE WITH THE MEXICAN SECURITIES MARKET LAW, THE MEXICAN GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER SECURITIES MARKET PARTICIPANTS, AND ANY OTHER APPLICABLE LEGISLATION.

The shares representing the capital stock of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. are registered in the Mexican National Securities Registry maintained by the Mexican National Banking and Securities Commission and are traded on the Mexican Stock Exchange, S.A.B. de C.V. under the ticker symbol “GAP B”. Registration in the Mexican National Securities Registry does not imply certification of the quality of the securities, the solvency of the Issuer, or the accuracy or veracity of the information contained in this Information Statement, nor does it validate any acts that may have been carried out in violation of the law.

GAP makes this document available to the financial community and other interested parties through its own website (www.aeropuertosgap.com.mx) in the “investors” section, or through the BMV website (www.bmv.com.mx) or the U.S. Securities and Exchange Commission website (www.sec.gov). In any case, copies of this documentation may be requested by any investor by submitting a request to GAP at its offices located at Avenida Mariano Otero No. 1249 – B, 6th floor, Torre Pacífico, Col. Rinconada del Bosque, C.P. 44530, Guadalajara, Jalisco, Mexico, or by calling 01(33) 38 80 11 00 ext. 20294, attention Ms. Gisela Mariazel Murillo Herrera in the Investor Relations Department or at the following email address: gmurillo@aeropuertosgap.com.mx. The electronic version of this Information Statement may be consulted on the Issuer’s website at the following address: www.aeropuertosgap.com.mx and on the website of the Mexican Stock Exchange, S.A.B. de C.V. at the following address: www.bmv.com.mx.

Capitalized words and terms not defined in this Information Statement shall have the meanings attributed to them in the Issuer’s annual report for the year ended December 31, 2024, which can be consulted by visiting the Issuer’s website at: https://www.aeropuertosgap.com.mx/es/ and on the Stock Exchange’s website at: www.bmv.com.mx

GAP IS NOT REQUESTING PROXY LETTERS TO EXERCISE VOTING RIGHTS

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TABLE OF CONTENTS

Page

LETTER FROM THE CHIEF EXECUTIVE OFFICER	5
FUTURE EVENTS	7
INCORPORATION BY REFERENCE	8
GLOSSARY OF TERMS AND DEFINITIONS	9
EXECUTIVE SUMMARY	12
Considerations of the Board of Directors	14
STRATEGIC REASONS	16
DETAILED INFORMATION ON THE TRANSACTION	31
Cross Border Xpress Project	38
Technical Assistance Services and Technology Transfer	43
GOVERNMENT AUTHORIZATIONS	46
BACKGROUND AND PREVIOUS CORPORATE ACTIONS	47
PARTIES TO THE TRANSACTION	52
QUESTIONS AND ANSWERS	56
RISK FACTORS	60
MATTERS TO BE RESOLVED	69
Shares to be issued by GAP	71
SELECTED FINANCIAL INFORMATION	72
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION	82
RELEVANT CONTRACTS	84
Opinion and Analysis of the Financial Advisors	86
RESPONSIBLE PERSONS	94
ANNEX	97
Annex 1. Assurance report of the independent accountants on the compilation of the pro forma financial information.	98
Annex 2. Presentation with summary information on the transaction.	114
Annex 3. Form of Merger Agreement.	142
Annex 4. Draft Resolutions.	200

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Annex 5. Fairness opinion.	204
Annex 6. ADSs Voting Procedures	208

The annexes attached to this Information Statement form an integral part thereof.

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LETTER FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholder:

It is an honor to address you on this occasion to share a strategic initiative that we believe is fundamental to our Company’s future and the continued sustainable growth of our operations.

The aviation and airport services environment is constantly evolving. Competitiveness, innovation, and operational efficiency are key factors that define long-term success in this sector. We continually evaluate strategic business opportunities and growth alternatives. Today, we believe that GAP must look to the future and embark on a phase of innovation, expansion, and diversification that will consolidate our position as a major global player. Although our business has proven successful for years and we have built trust among our investors through hard work and carefully analyzed decisions, the current environment demands that we seek further expansion. We aim to achieve new goals and overcome new challenges, propelling our company to the next level.

We have been analyzing the possibility of internalizing the technical assistance services that we currently receive on an outsourced basis and integrating the project known as “Cross Border Xpress” into our business, and we believe that now, as part of a comprehensive strategy, the time is right to materialize these opportunities. We believe that the internalization of technical advisory and technology transfer services and the integration of the Cross Border Xpress project would represent an attractive opportunity for long-term value maximization.

Since our inception as a private airport group in 1999, we have received technical assistance and technology transfer services from our strategic partner, AMP, pursuant to an agreement reached with the various stakeholders in our Company at that time. These services are fundamental and indispensable for airport operations, and it is important to ensure their continuity, through its integration into GAP. We pay compensation for these services through our subsidiary SIAP. These services include, among others, advisory services for our airports on strategies to increase aeronautical and non-aeronautical revenues, continuous engagement with regulators and various stakeholders in our sector, support for the preparation of master development plans for each airport, development of commercial activities, and preparation of market studies and implementation of initiatives focused on increasing passenger traffic and improving airport operations. These services are fundamental tools for our growth and value maximization. If the Merger described in this document is approved, these services would continue to benefit the operation of our airports but would be provided internally. GAP would provide these services directly to its airports, as we consider them indispensable for their operation.

We believe we have reached sufficient maturity to internalize the technical assistance and technology transfer services currently provided under our Technical Assistance Agreement. We consider it essential to ensure continuity of these services for our airports’ benefit. From our perspective, discontinuing these services would be risky, so internalization serves our best interests. Additionally, this change would enhance operational efficiency, provide greater flexibility to adapt to our airports’ specific needs, and deliver a superior customer experience. Internal management of these services would also enable us to innovate in processes and technologies, allowing us to maintain market leadership more effectively. If the Merger is approved, GAP would provide these services directly to its airports.

Furthermore, although our strategic partner’s provision of technical assistance and technology transfer services has been key to our development, we believe that internalizing them, taking advantage of GAP’s current maturity and the prevailing circumstances, reinforces the alignment of interests and the economic balance between our various shareholders and stakeholders.

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Regarding CBX, it is a project that would be ideal for consolidation into GAP and would serve as a key driver in our new phase of growth. We have identified CBX as an ideal complement to our business model, directly related to it and with attributes for our new phase that we wish to initiate. This asset represents a strategic platform facilitating connectivity between Mexico and the United States, a key area in which we have identified great growth potential. We believe that the integration of CBX will not only strengthen our operational infrastructure, but also give us a privileged position in the international logistics and passenger transport sector.

Opened in December 2015, CBX links Tijuana Airport with the United States border, allowing passengers to cross directly into the United States from the Tijuana Airport, reducing connection and waiting times at both the San Ysidro and Mesa de Otay border crossings and facilitating transfers between both countries for travelers with boarding passes for all flights departing from or arriving in Tijuana. As a result, CBX has been a significant factor in boosting passenger traffic at Tijuana Airport. In 2024, 4 million passengers used the CBX facilities from the United States to Mexico and vice versa (on average, 32.5% of total passenger traffic at Tijuana Airport). We estimate that approximately 45% of Tijuana passengers have the United States as their origin or final destination. Therefore, a significant portion of passengers at the airport are CBX users, due to its convenience and accessibility for residents of the United States.

Initially, the Board of Directors chose to refrain from participating in the CBX project. While CBX is now a proven project, at that time the Board of Directors deemed it a high-risk project with several uncertainties. Noting that various individuals that participated in its management and development during its early stages, some of whom are now members of our Board of Directors and indirect shareholders of GAP, were, at that time, minority shareholders in our strategic partner AMP.

The internalization of technical assistance services and the integration of CBX align with our vision of taking GAP to the next level of development as part of our GAP 2.0 initiative. We believe that these actions would allow us, among other things, to improve our profitability by reducing operating costs and maximizing the value of our assets, strengthen our competitiveness in the sector in which we operate, diversify risks and opportunities, and expand our international presence through closer integration of our services in cross-border operations. We therefore believe that your support for these decisions would strengthen our position in the medium and long term, generating sustainable value for all our shareholders.

With these considerations in mind, we, as management, submitted to our Audit and Corporate Practices Committee, and in turn to our Board of Directors, the possibility of initiating processes to internalize technical assistance and technology transfer services and integrate the CBX project. After careful analysis and with due process and consideration, our governing bodies decided to submit the aforementioned proposals, described in this document, to you, our shareholders. It is you, our shareholders, who will decide and approve the projects proposed herein. Both management and our corporate bodies have worked on the initiative we are presenting to you here. Our Audit and Corporate Practices Committee has led vigorous negotiations with the owners of the businesses to be internalized and integrated to reach an understanding that we consider viable. However, it is essential for us that our shareholders, through their free and informed vote, make the final and only decision.

We reiterate that we consider communication with our shareholders to be essential and kindly ask you to contact us through the institutional channels available to you to address any questions or comments. Thank you for your continued support and confidence in our vision and strategy. Together, we will continue to build the future of GAP.

Sincerely,

Raúl Revuelta Musalem
CEO

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FUTURE EVENTS

This Information Statement contains forward-looking statements. Words such as “we intend,” “attempt,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “advise,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “would,” as well as similar expressions, are intended to identify forward-looking projections and statements, but are not the only means of identifying such projections and statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections, and other forward-looking statements may not be achieved. We caution investors that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed or implied in such statements. If one or more of these factors or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary significantly from those described herein as anticipated, considered, estimated, expected, forecasted, or intended.

These forward-looking statements are made only as of the date of this Information Statement. We do not undertake any obligation to update or revise any forward-looking projections or statements due to new information, future events, or other developments. Additional factors may emerge at any time that could affect our business. We cannot predict all such factors or assess their impact on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statement. We cannot assure you that our plans, intentions, or expectations will be achieved. Furthermore, statements regarding past trends or activities should not be interpreted as assertions that those trends or activities will continue in the future. All forward-looking statements, whether written, oral, or electronic, that can be attributed to us or to persons acting on our behalf are expressly subject in their entirety to this Information Statement.

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INCORPORATION BY REFERENCE

We incorporate by reference certain documents filed with the Mexican National Banking and Securities Commission. This means we disclose important information by referring to those documents. The incorporated information is considered part of this Information Statement. We may amend or supplement this Information Statement by filing additional materials with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange, S.A.B. de C.V. We incorporate by reference the following documents:

•	our annual report for the fiscal year ended December 31, 2024, filed on April 23, 2025.

•	our relevant events, submitted from April 24, 2025, to the date of this document.

•	our latest quarterly report for the fiscal year ended September 30, 2025, filed on October 20, 2025.

These documents can be consulted on the website of the Mexican Stock Exchange, S.A.B. de C.V. at www.bmv.com.mx and on the Issuer’s website at www.aeropuertosgap.com.mx.

We also incorporate by reference certain documents filed with the U.S. Securities and Exchange Commission. This means we disclose important information by referring to those documents. The incorporated information is considered part of this Information Statement. We may amend or supplement this Information Statement by filing additional materials with the U.S. Securities and Exchange Commission. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed on April 24, 2025.

•	our material events on Form 6-K, filed from April 24, 2025, to the date of this document.

•	our latest quarterly report for the fiscal year ended September 30, 2025, filed on October 21, 2025.

These documents can be found on the website of the U.S. Securities and Exchange Commission at www.sec.gov and on the Issuer’s website at www.aeropuertosgap.com.mx.

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GLOSSARY OF TERMS AND DEFINITIONS

Unless otherwise defined herein, capitalized terms used in this Information Statement and listed below shall have the following meanings, which shall also apply to the singular or plural forms of such terms:

Term	Definition
“AMP”	Refers to Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.

“Annual Report”	Refers to GAP’s annual report for the fiscal year ended December 31, 2024. You can access this report at www.aeropuertosgap.com.mx and at the website of the Mexican Stock Exchange, S.A.B. de C.V. at www.bmv.com.mx.

“CBX”	Refers to Cross Border Xpress, a “landside” terminal in San Diego, California connected to a pedestrian bridge that crosses the Mexican border to Tijuana International Airport in Mexico, which currently serves as the main entry point for Mexicans traveling by air from locations in Mexico to California.

“Dollars” or “USD” or “US$”	Refers to dollars, the legal tender of the United States.

“Extraordinary General Shareholders’ Meeting”	Refers to the GAP’s ordinary and extraordinary shareholders’ meeting to be held on December 11, 2025.

“EBITDA”	Refers to earnings before interests, taxes, depreciation, and amortization.

“IFRS”	Refers to the International Financial Reporting Standards, as defined by the International Accounting Standards Board (IASB), also known as Normas Internacionales de Información Financiera (NIIFs).

“Information Statement”	Refers to this corporate restructuring information statement. Prepared in accordance with Mexican Securities Market Law and the Mexican General Provisions Applicable to Securities Issuers and Other Securities Market Participants in connection with the Merger.

“Issuer,” “Company,” or “GAP”	Refers to Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

“Merged Companies”	Refers to each and all of the following five companies: Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V., and Proyectos de Infraestructura Charter, S. de R.L. de C.V.

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Term	Definition

“Merger”	Refers to the merger of five entities into GAP in one single act: Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V., and Proyectos de Infraestructura Charter, S. de R.L. de C.V. Through this merger, GAP will acquire ownership of: (i) the technical assistance and technology transfer services business, which AMP has provided to us on an outsourced basis since our inception as a private airport group; and (ii) the Cross Border Xpress project, which is a “landside” terminal located in San Diego, United States, connected by pedestrian bridge to Tijuana International Airport in Mexico, as described in this Information Statement.

“Mexican Shareholders”	Refers to PAL Shareholders and PAP Shareholders, collectively.

“OTV”	Refers to Otay-Tijuana Venture, LLC, a private company incorporated in the United States that owns the CBX project and its subsidiaries.

“PAL Shareholders”	Refers to the shareholders of PAL Aeropuertos, S. de R.L. de C.V., a trust controlled by Eduardo Sánchez Navarro Redo and certain members of his immediate family, and Juan Gallardo Thurlow. PAL Aeropuertos, S. de R.L. de C.V. is a special purpose entity, currently an indirect shareholder of AMP.

“PAP shareholders”	Refers to the shareholders of Promotora Aeronáutica del Pacífico, S.A. de C.V., Laura Diez-Barroso Azcárraga, Carlos Laviada Ocejo. Promotora Aeronáutica del Pacífico, S.A. de C.V. is a special purpose entity and current indirect shareholder of AMP.

“Pesos” or “$” or “Ps.”	Refers to pesos, the legal tender of the United Mexican States.

“Pro Forma Condensed Consolidated Financial Information”	Refers to GAP’s unaudited pro forma condensed consolidated statements of financial position as of December 31, 2024 and September 30, 2025, and the unaudited pro forma condensed consolidated statements of income and other comprehensive income for the year ended December 31, 2024 and September 30, 2025, including the corresponding notes.

“Pro Forma Condensed Consolidated Financial Statements”	Refers to GAP’s unaudited pro forma consolidated financial statements for the year ended December 31, 2024, including the unaudited pro forma consolidated income statements for the same period. These statements reflect the impact of the Merger.

“Quarterly Report”	Refers to GAP’s quarterly report for the quarter ended September 30, 2025. You can access this report at www.aeropuertosgap.com.mx and at the website of the Mexican Stock Exchange, S.A.B. de C.V. at www.bmv.com.mx.

“SIAP”	Refers to Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., a GAP subsidiary and AMP’s counterparty under the Technical Assistance Agreement.

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Term	Definition
“Technical Assistance Agreement” or “TAA”	Refers to the Technical Assistance and Technology Transfer Agreement dated August 25, 1999, between SIAP, GAP, each of GAP’s airport concessionaire subsidiaries, and AMP. Under this agreement, AMP provides GAP technical assistance and technology transfer services necessary for GAP’s airport operations. GAP pays compensation for these services.

“US GAAP”	Refers to Generally Accepted Accounting Principles in the United States.

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EXECUTIVE SUMMARY

The following is a summary that provides a brief description of the most relevant aspects of the transaction described in this document, which is not intended to be exhaustive and contain all information that may be relevant to it, and is therefore supplemented by the detailed information and financial information included in other sections of this Information Statement.

This Information Statement should be read carefully in its entirety. Pay particular attention to the “Risk Factors,” “Detailed Information On The Transaction,” and “Management’s Discussion And Analysis Of Operating Results And Financial Condition” sections. Also review our Pro Forma Financial Statements and related notes included in this Information Statement. Additional information is available in our Annual Report and Quarterly Report, which are incorporated by reference. These documents can be consulted on the website of the Mexican Stock Exchange, S.A.B. de C.V. at www.bmv.com.mx and on the Issuer’s website at www.aeropuertosgap.com.mx.

Business Combination

GAP’s management continuously evaluates strategic business and growth opportunities. For several years, our management has explored various initiatives with the purpose of leading GAP towards an evolution in its business. On this occasion we are proposing to our shareholders, within the context of a comprehensive plan for development, growth, and diversification, GAP 2.0, which seeks to drive the Company to the next level for the benefit of all our shareholders and stakeholders, the combination of the following businesses through the Merger: (i) the provision technical assistance and technology transfer services, which since our inception has been done by our strategic partner AMP; and (ii) the Cross Border Express project, which is a “landside” terminal located in San Diego, United States connected to a pedestrian bridge that adjoins the border with Mexico, which in turn connects to the section in Mexico leading to the Tijuana International Airport.

Internalizing technical assistance and technology transfer services: Under our Technical Assistance Agreement with AMP, our airports receive management and consulting services plus technology transfer. Our subsidiary SIAP pays AMP an annual fee for these services. The Technical Assistance Agreement grants us an exclusive license in Mexico to use technical assistance and industry knowledge transferred by AMP during the term of the agreement. AMP provides assistance in several areas including among others, commercial activities development, master development plans preparation, market studies, and initiatives to increase passenger traffic and improve airport operations.

We consider AMP’s technical assistance a high-value specialized service that has provided fundamental benefits to GAP since inception. These services are necessary for airport operations and should continue internally. GAP has reached sufficient maturity for internalization. If the Merger is approved, GAP would provide these services directly to its airports, which would continue to benefit the airports’ operations. For more information regarding technical assistance services and technology transfer, see the “Technical Assistance Services and Technology Transfer” section in this document.

Integrating CBX: CBX is a “landside” terminal located in San Diego, United States, connected to a pedestrian bridge that crosses the Mexican border to Tijuana International Airport in Mexico. The pedestrian bridge spans 120 meters and is exclusively for passengers traveling through Tijuana International Airport. It provides fast, comfortable, and secure border crossing without leaving Tijuana International Airport. CBX currently serves as the main point of entry for Mexicans traveling by air from Mexico to California. CBX is designated as part of the San Ysidro Port of Entry under U.S. law. CBX began operations in 2015 and served, during the years ended December 31,2022, 2023, 2024, respectively, and during the first nine months of 2025, 4.1, 4.3, 4.0 and 3.0 million passengers, respectively. In the same period, it generated EBITDA of US$87 million, US$102 million, US$94 million, and US$75 million, respectively.

We believe CBX is ideal for integration into GAP and will drive our next growth phase. We have identified CBX as a complement to our business model. This asset represents a strategic platform facilitating connectivity between Mexico and the United States, where we see significant growth potential. We believe CBX integration will strengthen our operational infrastructure and provide a strategic position in international logistics and passenger transport. Through the Merger, 75% of CBX would be integrated. Through the ancillary transaction described in this Information Statement, we intend to acquire the remaining 25%. For more information regarding CBX, see the “Cross Border Xpress Project” section in this document.

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Capital Stock Increase

As a result of the Merger described in this Information Statement, if approved by our shareholders, it is estimated that GAP would issue approximately 90 million new shares representing its capital stock, subject to adjustments. These newly issued shares would be delivered to the direct or indirect shareholders of the Merged Companies in exchange for their ownership interests in the Merged Companies. As of the date hereof, GAP’s capital stock is represented by approximately 505 million shares currently in circulation. If the Merger is approved, as consequence thereof and once the Merger is effective, GAP’s capital stock would be represented by approximately 595 million shares, as described in this Information Statement.

The net number of shares represents the total number of shares to be issued by GAP as a result of the Merger, minus the shares representing GAP’s capital stock owned by the Merging Entities prior to the Merger (which would be received by GAP as a result of the Merger and subsequently canceled).

Attached as Annex 3 “Form of Merger Agreement” to this Information Statement is a copy of the form of merger agreement between GAP, the Merged Companies, and the owners of the companies, which contains the material terms of the Merger and is subject to approval by the Extraordinary General Shareholders’ Meeting of GAP.

Ancillary Transaction

In connection with the Merger, we intend to acquire the remaining 25% interest in the CBX project that would not be integrated by virtue of the Merger, as well as certain assets adjacent to the CBX project. Through the Merger and the ancillary transaction, GAP would acquire 100% ownership of the CBX project. This ancillary transaction is contingent upon effectiveness of the Merger and will be carried out through a cash payment of approximately US$487.5 million dollars.

Additionally, as part of the Merger and the ancillary transaction, GAP is expected to assume, on the effective date of the Merger, cash and cash equivalents amounting up to US$290 million dollars, and a financial debt of US$74 million dollars, approximately. The latter includes an estimate of up to US$260 million in the treasury of the merged entities and their non-operative subsidiaries and US$44 million in net debt from the integration of CBX.

Required Voting

The Extraordinary General Shareholders’ Meeting resolutions described in this Information Statement require favorable votes from more than 50% of GAP’s outstanding capital stock, considering that the merger described herein involves entities directly related to GAP’s and its subsidiaries’ main line of business.

AMP, our strategic partner, has informed us that at the upcoming Extraordinary General Shareholders’ Meeting, it will vote its shares in accordance with the majority of the votes cast at such meeting.

Brief simplified summary of the transaction

In short, the Merger and the ancillary transaction will result in GAP (i) integrating 75% of CBX, the provision of technical assistance services, and assuming cash and cash equivalents of approximately USD $260 million through the Merger, in exchange for which it will issue approximately 90 million net new shares; and (ii) acquiring the remaining 25% of CBX in a transaction related to the Merger through a cash payment of USD $487.5 million.

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We propose the delegation of broad authority to GAP's Board of Directors to determine the final terms of the Merger prior to, or on its effective date.

The Issuer

Information about this section is available in the Issuer’s Annual Report and Quarterly Report, which are incorporated by reference into this Information Statement. These documents are available at www.bmv.com.mx and www.aeropuertosgap.com.mx.

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Considerations of the Board of Directors

Our Board of Directors, based on the opinion of our Audit and Corporate Practices Committee, composed exclusively of independent directors and strengthened by the participation of two additional independent members, Ms. Alejandra Palacios Prieto and Mr. Luis Tellez Kuenzler, taking into account various factors, including analysis supported by external legal, financial, and accounting advisors, determined that the Merger initiative should be presented for shareholders' consideration and, if applicable, approval of our general shareholders’ meeting. On November 3, 2025, Morgan Stanley & Co. LLC issued a fairness opinion issued by, which is included as Annex 5 “Fairness opinion” to this Information Statement.

GAP and its Board of Directors believe that our shareholders should make informed decisions freely and without coercion. Consistent with our historical practice, we respect and will respect the will of our shareholders as expressed in accordance with applicable law and our bylaws.

The development of this initiative presented to our shareholders involved in-depth analysis and vigorous negotiations led by our Audit and Corporate Practices Committee, supported by management and independent external legal, financial, and accounting advisors hired for this purpose. For more information on the background and work of our corporate bodies regarding the transaction described in this Information Statement, see the “Background And Previous Corporate Actions” section of this Information Statement.

Our management and Audit and Corporate Practices Committee, with support from independent external legal, accounting and financial advisors, considered numerous quantitative and qualitative factors before presenting this initiative to the Board of Directors. The Board subsequently presented these to the Extraordinary General Shareholders’ Meeting. These factors include (without establishing priority or assigning specific weight):

•	It was estimated that the transaction described in this Information Statement would create value for GAP and all its shareholders in the long term, without benefiting a particular shareholder or group of shareholders to the detriment of the rest of the shareholders.

•	The proposals were considered consistent with a comprehensive strategic plan for expansion, evolution, and risk diversification.

•	Comparable transactions with sufficient public financial information were considered. Although no perfect comparable exists, other internalizations were determined to have a degree of similarity.

•	Technical assistance and technology transfer services have been fundamental to the development, operation, and sustained growth of our airports. GAP has reached sufficient maturity to directly assume these functions. This will enable us to, among other things: ensure continuity of key capabilities for airport operations, incorporate internally the technical knowledge accumulated since GAP’s founding, and adapt support services more quickly to the specific needs of each airport under direct management.

•	Regarding CBX, it was considered that this would increase GAP’s risk diversification through:

o	Exposure to other markets, as CBX is not subject to regulated tariffs and has a different functional currency from GAP’s.

o	The presidential permit for CBX operation has no defined term (although it may be terminated at the discretion of the U.S. Secretary of State), unlike our airport concessions.

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o	The real estate on which the CBX business is located is privately owned and therefore has freedom of ownership, while our airports operate on public property subject to concessions granted by the Mexican federal government.

o	CBX has no minimum regulatory investment commitments, which provides greater flexibility in financial planning, unlike GAP, which has minimum investment commitments in its five-year master development plan.

o	CBX has strong strategic alignment and efficiencies with our Tijuana Airport and represents a project that is not capital intensive while presenting solid profit margins.

•	The Merger would allow the elimination of intermediate structures that are no longer necessary for future operations, the integration of technical, commercial, and strategic activities under a single corporate framework, and the reduction of costs and administrative burdens associated with separate operation of various entities.

•	Directly assuming the services currently provided by AMP and consolidating CBX within our corporate structure would strengthen our planning, execution, and oversight capabilities. This is expected to improve strategic alignment across airport and logistics operations and provide greater visibility and control to GAP’s corporate bodies over key functions for future growth, among other things.

In analyzing and considering the transaction, GAP’s management and our Audit and Corporate Practices Committee received advice from its financial advisor Morgan Stanley & Co. LLC. For more information regarding the financial analysis performed by Morgan Stanley & Co. LLC, see the section “Opinion And Analysis Of The Financial Advisors”.

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STRATEGIC REASONS

The Merger supports GAP’s comprehensive corporate evolution and long-term competitive positioning strategy under our GAP 2.0 plan. We expect the transaction to strengthen our operational capabilities and expand our market reach through two key components: internalizing technical assistance and technology transfer services and integrating CBX. These actions are designed to consolidate critical capabilities, generate efficiencies, enhance strategic oversight, and diversify GAP’s geographic footprint.

The following describes strategic reasons and considerations that our management considered, with support from independent external financial advisors, in analyzing this initiative. These reasons are neither exclusive nor exhaustive, and no specific weight was assigned to any particular factor. This summary contains forward-looking estimates whose results we cannot guarantee.

A. CBX

1. CBX: A Unique Infrastructure Asset Driving TIJ’s Sustainable Growth

CBX is a U.S.-based, one-of-a-kind cross-border binational terminal and the only facility globally that directly links an international airport—Tijuana International Airport (TIJ)—to the United States via a secure, fast, land crossing of the Mexico – US border via a private pedestrian bridge into San Diego, California. This seamless connection positions CBX as a strategic and indispensable gateway at the world’s busiest land border crossing, offering unmatched convenience and efficiency for travelers. Its unique infrastructure and location underpin its role as a high-growth, high-margin asset with long-term sustainability.

CBX serves a rapidly expanding and underserved segment of cross-border travelers from both the U.S. and Mexico, who benefit from TIJ’s extensive and competitively priced domestic and international flight network. On the other hand, TIJ gains from CBX’s streamlined passenger crossings into San Diego, enhancing its accessibility and appeal. Its strategic location allows CBX to capitalize on growing binational mobility, delivering unmatched convenience, time savings, and cost advantages across the region. This unique positioning reinforces CBX’s role as a preferred gateway for US-based passengers to fly to destinations in Mexico and for Mexico-originating passengers to travel to the United States, and a driver of long-term growth for TIJ.

Since it opened for passenger traffic in December 2015, CBX has consistently demonstrated robust operating performance, with cross-border passenger traffic growing at a compound annual rate of 14.6% during the period 2016-2024. This sustained growth reflects rising demand for air travel between the US and destinations across Mexico and the growing appeal of CBX’s unique combination of convenience and value. The asset has maintained stable performance and operational continuity, even during periods of macroeconomic uncertainty, underscoring its reliability and importance in an ever-evolving mobility landscape.

CBX’s strong profitability further reinforces its value, with attractive EBITDA margins, driven by efficient operations and a resilient revenue model. As an asset-light business with no mandatory capex commitments and high cash conversion, CBX generates attractive free cash flow and supports disciplined, scalable growth.

CBX enables direct connectivity between the U.S. and multiple destinations in Mexico by leveraging TIJ’s robust domestic flight network (which is the second airport in Mexico with the most domestic flight destinations, trailing only Mexico City’s International Airport). Since opening in late 2015, CBX has contributed meaningfully to TIJ’s airport traffic expansion. TIJ led Mexico in passenger growth over the last decade, posting an ~11.1% CAGR from 2015–2024, ahead of major peers. A big part of this success has been CBX, which has structurally strengthened TIJ’s ability to attract airline routes, capture passengers and expand its overall share of US-Mexico travel. To put this in perspective, before CBX, passenger traffic at TIJ grew at a CAGR below 6% from 2010 to 2015, well below the ~11.1% CAGR of the last decade. Even during atypical periods like Covid and the global engine recall by Pratt & Whitney in 2023 and 2024 that heavily impacted airlines’ number of available seats, CBX has proved resilient and continued to support TIJ’s trajectory.

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Additionally, CBX supports regional economic development by facilitating tourism, family connectivity, and business travel between the U.S. and Mexico. Its operations generate local employment and contribute to the broader commercial ecosystem in both Tijuana and Southern California.

Notes: 1. Participation Rate is defined as the number of passengers that use CBX divided by the total passengers in TIJ
2. In September 2023, RTX Corporation initiated a global recall of between 600 and 700 Pratt & Whitney GTF engines, significantly impacting Volaris, Mexico’s leading ultra-low-cost carrier and a key airline at TIJ, due to its A320neo fleet. The mandatory engine removals and lengthy turnaround times—up to 300 days per engine—led to reduced seat capacity and a slowdown in traffic at TIJ, where Volaris holds a leading market share. The impact on Volaris's operations was immediate and material. Volaris revised its 2023 ASM growth guidance from 13% to ~10%, citing an estimated $18 million revenue impact in September alone. Capacity constraints are expected to persist through 2026 as inspections continue.

Notes: 1. Includes all airports with fewer than 3 million passengers per year from the three main airport groups.
2. Also includes AIFA starting from March 2022.

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2. CBX: Compelling Value Proposition for Travelers

CBX offers a highly attractive and differentiated value proposition, anchored in the convenience of seamless cross-border connectivity and the often-lower cost provided by using the CBX and connecting to a domestic Mexican airline flight. When planning travel between the US and destinations throughout Mexico, many travelers to and from California compare the cost of flying from US airports that offer flights to destinations in Mexico with the cost of traveling to San Diego and using the CBX to access Mexican domestic flights from TIJ. With three different Mexican airlines offering flights to 35 different destinations in Mexico, pricing for round trips within Mexico is highly competitive. In most cases, the cost of traveling between California and Mexican destinations via the CBX and TIJ is lower than flying from a US airport.

The appeal of CBX is based on its combination of strategic location, passenger convenience, and economic advantages:

Unique Border Crossing Alternative

The Tijuana – San Diego cross is one of the world’s busiest land border crossings. CBX delivers unmatched speed and ease of access, with an average crossing time of ~20 minutes, well below the long and unpredictable crossing times (2-3 hours, excluding additional travel time to and from TIJ airport to nearby crossings) at nearby traditional border crossings such as San Ysidro and Otay Mesa. This efficiency makes CBX a significantly more convenient alternative for crossing the border for people traveling between destinations in Mexico and the US using flights originating or terminating in TIJ.

Expanded Regional and International Reach

Together, CBX and TIJ form a strategic gateway connecting the U.S. with Mexico and Asia, offering access to 35 destinations in Mexico via TIJ (second only to Mexico City’s International Airport, showcasing TIJ’s vast connectivity). This connectivity serves both U.S.-based travelers seeking affordable international routes and California’s large Mexican population traveling to visit family, as well as business travelers accessing key regional markets. Ground transportation links to Northern California, Las Vegas, and Phoenix further position CBX as a competitive alternative to the congested Southern California airport system.

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Cost-Effective Travel Alternative

CBX enables access to significantly lower airfares via TIJ, particularly for price-sensitive travelers and families. Flights from TIJ to Mexican destinations typically cost 50% to 75% less than equivalent routes from San Diego (SAN) or Los Angeles (LAX), driven by lower airport fees.

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Note: 1. Figures represent the cost of a round-trip, non-stop, economy ticket to Los Cabos during March 2025

Integrated Passenger Services and Infrastructure

CBX enhances its value proposition through a robust suite of end-to-end travel services, including:

•	Over 6,500 paid parking stalls (currently at ~45% utilization)
•	Shuttle and ride-share options
•	Rental car services
•	Food, retail, and other passenger amenities

High Passenger Volume and Strategic Connectivity

In 2024, CBX facilitated over 4.0 million passenger crossings, providing travelers with direct and convenient access between TIJ and San Diego. Its location offers proximity not only to San Diego and Los Angeles, but also to key Southern California counties—Orange, Riverside, and San Bernardino—with comparable or shorter drive times than LAX.

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Volume of Passengers by County Traveling to Mexico

Top 5 US Counties	’24 CBX Pax	’24 PAX to MX by County	’24 CBX Share
San Diego	2.3 MM	5.2 MM	43%
Los Angeles	547 k	3.5 MM	15%
Riverside	455 k	765 k	59%
Orange	310 k	808 k	38%
San Bernardino	227 k	446 k	50%
Note: Top 5 counties represent 95% of total CBX pax

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3. Enhancing to GAP’s Financial Profile

The integration of CBX significantly enhances GAP’s financial profile by adding a high-margin, cash-generative asset with consistent growth and low capex requirements, without compromising balance sheet integrity.

Historically, CBX has delivered robust revenue performance, supported by growing TIJ passenger volumes, passenger capture rates above 32% between 2022 and 2024, and strong ancillary revenue streams.

Unlike GAP’s regulated Mexican airport concessions, which are subject to periodic investment obligations under the Master Development Plan, CBX operates free from such regulatory constraints, except for those required by the CBP, which are not representative. This flexibility enables more strategic capital deployment in high-impact areas such as human capital, IT infrastructure (e.g., facial recognition technology), and customer experience enhancements, ensuring long-term competitiveness without substantial fixed capital commitments.

As an asset-light business with low capex requirements and an efficient working capital cycle, CBX supports strong free cash flow generation, enhancing GAP’s cash flow profile and reinforcing its commitment to disciplined capital allocation and long-term shareholder value creation.

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Notes:
1. Calculated as EBITDA - CapEx
2. Calculated as Free Cash Flow / Revenue

4. Expansion and Diversification of GAP’s Portfolio

The acquisition of CBX marks a pivotal milestone in the execution of GAP’s long-term strategy to diversify its portfolio and evolve beyond regulated Mexican airport concessions. CBX introduces a differentiated, high-performing infrastructure asset that strengthens GAP’s operational platform and unlocks new avenues for sustainable value creation.

Note: 1. Calculated using CBX’s expected Net Debt as of 2025YE and actual EBITDA LTM 9M25.

CBX enhances GAP’s strategic positioning across multiple dimensions:

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Geographic and Currency Diversification

CBX is a fully dollarized asset which generates 100% of its revenue in U.S. dollars and will provide a significant component of currency diversification to GAP, considering that around 80% of GAP’s revenue is currently in Mexican pesos. CBX provides a natural hedge against currency volatility and reinforces GAP’s financial resilience. Additionally, with approximately 75% of CBX passengers originating from the United States, CBX provides direct exposure to the U.S. market and is therefore more resilient to economic downturns.

Note: 1. Assuming 2024 US$ revenue share of GAP on a standalone basis disclosed in GAP’s 2024 20-F, adjusted by CBX’s US$ revenue contribution

Regulatory Risk Diversification

CBX operates under a Presidential Permit with indefinite term (granted in 2010) and an operating agreement with U.S. Customs and Border Protection, which regulates the costs and the recovery of operating expenses, for a 50-year term. This long-term permit may provide regulatory certainty and institutional stability, extending well beyond the duration of GAP’s Mexican airport concessions. Moreover, CBX owns both the land on which the facility stands and the adjacent ~60 acres, further reducing risk related to property lease recontracting.

Business Model Diversification

CBX’s revenue is 100% non-aeronautical, further enhancing GAP’s business model diversification. In addition to its primary source of revenue, which is the sale of passenger tickets to cross between the US and TIJ (which are only available to passengers holding air tickets for flights originating or terminating at TIJ), CBX generates other non-aeronautical revenues through a mix of services including parking, car rental companies operating on CBX’s property, retail and food service, and other passenger-focused amenities. This diversified and resilient revenue profile enhances CBX’s profitability and supports GAP’s broader objective of building a balanced infrastructure platform beyond conventional airport assets.

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5. Commercial Alignment and Revenue Growth Acceleration

Together, CBX and TIJ will form a tightly integrated cross-border platform that strengthens GAP’s infrastructure footprint, enhances operating efficiency, and supports long-term value creation through strategic asset alignment.

The integration will facilitate a coordinated commercial strategy across CBX and TIJ, unlocking high-impact revenue opportunities. For example, in a scenario where a passenger flies from Guadalajara to San Diego or Los Angeles, half of the aeronautical revenue from the trip stays at the U.S. airport, limiting GAP’s ability to capture incremental revenues. With CBX incorporated, GAP will now capture revenue from passengers flying from Guadalajara to Tijuana – and then using CBX to cross to California – in both legs of the trip via airport fees, CBX crossing tickets, and ancillary revenues. This model not only strengthens GAP’s revenue streams but also boosts TIJ’s market share by positioning it as a preferred gateway for cross-border travel. It’s a clear example of how commercial alignment with CBX drives incremental revenues and enhances GAP’s competitive advantage.

With GAP, CBX is expected to achieve substantial administrative efficiency and reduce operating expenses, which would contribute to a significant expansion of margins and an improvement in operating leverage.

Beyond cost synergies, the integration would enable a coordinated commercial strategy between CBX and the Tijuana International Airport, allowing them to capture high-impact revenue opportunities and generate efficiencies for our customers. GAP is well positioned to drive incremental growth through combined travel offerings, joint marketing initiatives, and harmonized passenger services, enhancing the monetization of both assets.

From an operational standpoint, CBX and the Tijuana International Airport would benefit from complementary capabilities, allowing for a more agile deployment of resources, improved service delivery, and scalable growth. This alignment would support a more efficient operating model and strengthen GAP’s ability to respond dynamically to market demand.

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6. Actionable Growth Opportunities to Drive Incremental Value

GAP is uniquely positioned to unlock CBX’s next phase of growth through a targeted set of strategic initiatives designed to enhance revenues, operational efficiency, and long-term asset value. These initiatives span market expansion, commercial optimization, and infrastructure development:

Market Expansion and Demand Consolidation

CBX is strategically positioned to capture traffic from travelers currently using alternate border crossings to access TIJ. By improving convenience and increasing visibility, GAP aims to consolidate demand and reinforce CBX’s role as the preferred gateway for binational travel. Additionally, targeted efforts to attract new airline partnerships and international routes, particularly from underserved regions such as Central America and Asia, will expand CBX’s reach and strengthen its connectivity profile. Moreover, GAP expects to expand CBX’s footprint and model through new projects, including a rental car center, hotel, food and beverage commerce, among others.

Customer Acquisition and Revenue Optimization

GAP is deploying advanced revenue management strategies to maximize yield across both core and ancillary revenue streams. These include bundled service offerings, tactical pricing adjustments, and dynamic pricing techniques tailored to traveler behavior. Strategic partnerships and digital campaigns will further expand CBX’s customer base, positioning it as a viable alternative for passengers searching flights to/from SAN and LAX.

Expansion of Ancillary Services

GAP believes that CBX has significant runway to grow its ancillary revenue base through targeted enhancements:

•	Parking Optimization: New offerings such as long-term stay discounts, local resident promotions, and bundled packages to drive utilization.
•	Rental Car Expansion: Addition of new providers and partnerships with U.S.-based corporate RACs to extend CBX’s reach into Southern California.
•	Ground Transportation: Strengthening shuttle and land transport connectivity to improve access and expand CBX’s catchment area.

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•	Increase Destination Options and Hospitality Services

Technology-Driven Efficiencies

Continued investment in passenger-facing technologies, such as automated migration forms and self-service immigration e-gates, is streamlining the travel experience, reducing waiting times, and lowering operating costs. These enhancements reinforce CBX’s positioning as a modern, efficient, and customer-centric gateway, while also reducing the reimbursement per passenger to U.S. Customs and Border Protection as automation scales.

Long-Term Projects

CBX is a fully integrated border-crossing complex in a highly strategic location. It includes parking facilities, a car rental center, food and beverage options, and approximately 60 acres of adjacent land available for future development.

The transaction includes almost all the 60 acres of land adjacent to the CBX facilities, offering a compelling opportunity to develop complementary infrastructure. Potential projects include expanded parking, hospitality services, rental car operations, and convention facilities, each designed to enhance the traveler experience, diversify revenue streams, and unlock long-term value. Additionally, CBX opens an opportunity to participate in upcoming border and infrastructure projects.

B. Technical Assistance Services and Technology Transfer

Strategic Internalization of TAA Services to Enhance Profitability, Operational Control, and Corporate Governance

The internalization of the services under the Technical Assistance Agreement (TAA) represents a significant step forward in GAP’s strategy to enhance profitability, operational autonomy, and governance standards. By eliminating, at a consolidated level, the recurring Technical Assistance Fee (TAF) payments to a third-party provider under an agreement renovated automatically every 5 years unless our shareholder meeting requests its termination, GAP expects to generate annual savings equivalent to approximately 5% of EBITDA from its Mexican airport operations, or around MXN$845 million in 2024. These savings directly strengthen GAP’s bottom line and unlock additional capital for reinvestment in strategic priorities on capital allocation.

Under the new structure, GAP’s management will assume full responsibility for the technical assistance and technology transfer functions previously outsourced. This transition ensures continuity in operational excellence for GAP’s airports while fostering greater agility, accountability, and institutional knowledge retention. Over time, GAP expects to create a self-reinforcing cycle of internal knowledge, reducing reliance on external entities and incorporating critical capabilities within the organization. However, given the importance of this service, a transition period of approximately 6 to 12 months is anticipated, during which the services, processes, and systems for the management and operation of the airports in Mexico will be transferred.

The internalization also aligns with global best practices and investor expectations, reinforcing GAP’s commitment to transparency, efficiency, and long-term value creation. By consolidating control over key operational functions, GAP will enhance its ability to respond to evolving market dynamics, implement innovation more rapidly, and maintain consistent service standards across its airport network.

In addition to the financial and operational benefits, the move strengthens GAP’s governance framework, improving oversight and aligning decision-making more closely with shareholder interests. The internalization is a step in the evolution of GAP into a more autonomous and strategically agile infrastructure operator.

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Note: 1. Converted at a fixed FX of MXN$18.70 per US$, for illustrative purposes

C. GAP

Benefit from GAP’s Share Price Performance

GAP’s sustained share price outperformance and current valuation premium provide a strategically advantageous backdrop for executing the proposed Transaction. Since 2019, GAP has delivered exceptional equity returns, boasting a 149% indexed growth, well above the Mexican Stock Exchange index (IPC). As of October 23, 2025, GAP shares were trading at ~84% of their all-time high, which provides an attractive environment for equity issuance.

The transaction involves GAP issuing approximately 90 million new net shares, as well as the acquisition, through a cash payment, of the 25 percent minority interest in CBX in a separate transaction with cross-conditions. All strategic shareholders will receive only GAP-issued shares as a result of the Merger, which will strengthen alignment and long-term value creation.

The transaction is expected to be accretive on a free cash flow per share basis from the first full year post-integration, driven by CBX’s high-margin profile, strong cash conversion, revenue growth, and synergies from internalizing technical assistance. These factors will enhance key metrics such as operating cash flow per share and dividends per share, underscoring GAP’s commitment to disciplined growth and long-term shareholder value. We expect for the integration as a whole to have a positive impact on our EBITDA of approximately $US180 million.

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DETAILED INFORMATION ON THE TRANSACTION

Detailed Description

Business Combination

We propose combining two businesses through the Merger: (i) technical assistance and technology transfer services currently outsourced to our strategic partner AMP since our inception as a private airport group; and (ii) the CBX project, which is a “landside” terminal in San Diego, United States, connected by pedestrian bridge to Tijuana International Airport in Mexico.

Internalization of Technical Assistance and Technology Transfer Services

Under our Technical Assistance Agreement with AMP, our airports receive management and consulting services plus technology transfer. Our subsidiary SIAP pays AMP an annual fee for these services. The Technical Assistance Agreement grants us an exclusive license in Mexico to use all technical assistance, transfer services, and industry knowledge transferred by AMP during the agreement term. AMP provides assistance in several areas including commercial activities development, master development plans preparation, market studies, and initiatives to increase passenger traffic and improve airport operations.

We consider AMP’s technical assistance and transfer services a high-value specialized service that has provided fundamental benefits since our inception as a private airport group. These services are necessary for airport operations and ensuring their continuity through internalization is strategically advantageous. GAP has reached sufficient maturity for internalization. If the Merger is approved, GAP would provide these services directly to its airports while maintaining current operational benefits.

For more information on technical assistance and technology transfer services, see “Technical Assistance Services and Technology Transfer” in this document.

CBX Integration

The CBX is a “landside” terminal located in San Diego, United States connected to a pedestrian bridge that borders the Mexican border, where it connects to the section in Mexico that leads to Tijuana International Airport. The pedestrian bridge, including all its sections, is 120 meters long and is exclusively for passengers from Tijuana International Airport. It is a fast, comfortable, and secure border crossing, without leaving the Tijuana International Airport. CBX currently serves as the main entry point for Mexicans traveling by air from Mexico to California. CBX is designated as part of the San Ysidro Port of Entry under U.S. law. CBX began operations in 2015 and served during the years ended December 31, 2022, 2023, 2024, respectively, and during the first nine months of 2025, 4.1, 4.3, 4.0 and 3.0 million passengers, respectively. In the same period, it generated EBITDA of US$87 million, US$102 million, US$94 million, and US$75 million, respectively, and in the last twelve months ended September 2025, totaled USD $101 million. The Tijuana Airport has a commercial agreement with OTV (which would become part of GAP through the Merger) for CBX construction, operation, maintenance, and use, which is further described in the “Cross Border Xpress Project” section of this Information Statement. OTV also owns approximately 60 acres adjacent to the border crossing that could represent multiple growth opportunities.

We believe CBX is ideal for integration into GAP and will drive our next growth phase. We have long identified CBX as an ideal complement to our business model, directly related to it and with attributes for the new phase we wish to initiate. This asset represents a strategic platform facilitating connectivity between Mexico and the United States, a key area where we see significant growth potential. We believe CBX integration will strengthen our operational infrastructure and provide a strategic position in international logistics and passenger transport.

For more information about CBX, see “Cross Border Xpress Project” in this document.

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Ancillary Transaction

The entities to be merged into GAP through the Merger hold a 75% stake in the CBX project. The Merger will transfer this 75% interest to GAP without additional cash consideration. The remaining 25% stake belongs to a private U.S. entity and is not part of the Merger. As a separate ancillary transaction, we intend to acquire that remaining 25% interest and certain adjacent assets for a cash price of approximately US$487.5 million. This ancillary acquisition is subject to effectiveness of the Merger.

Integration Process

If approved by our shareholders, GAP would absorb the assets, rights, and liabilities necessary for internalizing technical assistance and technology transfer services and integrating the operation, maintenance, development and commercial exploitation of the CBX project through the Merger.

Once the Merger is completed, GAP will continue as a publicly traded corporation. Its shares will remain listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange. The merged companies will be dissolved.

Through the Merger, GAP would acquire all assets, property, and rights of the Merged Companies, as well as all their liabilities, obligations, and responsibilities on a universal basis, except for assets that are extinguished at the time of the Merger.

Additionally, as part of the Merger and the ancillary transaction, GAP is expected to assume, as of the effective date of the Merger, cash and cash equivalents of up to US$290 million, and financial debt of approximately US$74 million. This includes an estimate of up to US$260 million in the treasury of the merged entities and their non-operative subsidiaries and US$44 million in net debt from the integration of CBX.

GAP Capital Stock

If the Merger is approved by our shareholders, it is estimated that GAP would issue and put into circulation approximately 90 million new net shares representing its capital stock, subject to adjustments.

As a consequence of the Merger, if approved, GAP would issue approximately 187 million new shares. However, before the Merger, the Merged Companies own approximately, 97 million shares representing the capital stock of GAP. Thus, once the Merger is effective, GAP would receive such shares as part of the Merged Companies’ assets. The shares so received by GAP as a result of the Merger would be cancelled.

This number of net shares represents the total number of shares to be issued to direct or indirect shareholders by GAP as a result of the Merger, minus the shares representing GAP’s capital stock that are owned by the Merging Entities prior to the Merger (which will be received by GAP as a result of the Merger and subsequently cancelled).

The final amount of capital increase, the final number of shares to be issued, and their proportion among the different series that make up our capital stock will be reported in due course. Additionally, we propose delegating broad powers to GAP’s Board of Directors to determine the terms of the Merger, including the number of shares to be issued on its effective date.

Merger Agreement

The merger agreement between GAP and the Merged Companies, subject to approval by GAP’s Extraordinary General Shareholders’ Meeting, will include, among other things: (i) the Merger terms; (ii) certain representations by the Merged Companies and GAP regarding incorporation, existence, capacity, powers and validity, compliance with applicable laws, asset ownership, absence of legal proceedings and material disputes, related party transactions, financial information, government authorizations, taxes, intellectual property, insurance, and capital stock; (iii) obligations for shareholders receiving shares resulting from the Merger and GAP to be liable for undisclosed contingencies from the Merged Companies, subject to certain limits and conditions; and (iv) an agreement by shareholders receiving GAP shares not to dispose of them without GAP’s consent for 365 days following the date on which the Merger is approved by GAP’s Extraordinary General Shareholders’ Meeting, subject to exceptions. Two 25% portions will not be subject to sale restrictions. The first 25% may be sold after 90 days, and the second 25% after 180 days following the date on which the Merger is approved by GAP’s Extraordinary General Shareholders’ meeting. All sales must be through registered public offerings or block sales in Mexico or the United States that comply with securities regulations in coordination with GAP.

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A copy of the form of merger agreement is attached as Annex 3 “Form of Merger Agreement” to this Information Statement.

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GAP’s Corporate Structure Before and After the Merger

The following organizational charts show GAP’s corporate structure before and after the Merger in simplified form:

Before the Merger:

Before the Merger, the Mexican Shareholders wholly own PAP (Promotora Aeronáutica del Pacifico, S.A. de C.V.) and PAL (PAL Aeropuertos, S. de R.L. de C.V.). PAP and PAL own all of CMA (Controladora Mexicana de Aeropuertos, S.A. de C.V.), which holds 66.6% of AMP’s capital stock. Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal holds the remaining 33.3% of AMP. AMP owns 19.3% of GAP shares (Series B and Series BB shares), with the remainder, approximately 80.7% held by the investing public. CBX is held through OTV (Otay-Tijuana Venture, LLC.), which is owned by Otay-TJ Holdings LLC. The latter is 37.5% owned by PAP shareholders, through Proyectos de Infraestructura Charter, S. de R.L. de C.V.; 37.5% by PAL shareholders, and 25% by EGI-Otay Investors, LLC.

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After the Merger:

After the Merger, including the ancillary transaction, the Mexican shareholders and Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal will own GAP capital stock. The investing public will continue to own the capital stock in GAP and GAP will own the entire CBX project.

Transaction Objective

The Merger will enable integration of the technical assistance and technology transfer services business and the CBX project into GAP. We believe the Merger represents a significant step in our corporate history and expect it to create substantial long-term value for our shareholders.

Sources of Financing for the Transaction

Except for inherent expenses related to the Merger and the ancillary transaction to consolidate the minority interest in CBX, including certain adjacent assets, there will not be any cash outlay by GAP.

We expect to cover inherent Merger expenses with our own resources. In the event we acquire the minority interest in CBX and certain adjacent assets, as an ancillary transaction to the Merger, we expect to cover the price of such transaction and the related expenses with access to credit lines, and we could use our own resources.

Merger Expenses

Each party will bear its own legal and corporate expenses for the Merger, except those that by their nature must be borne by third parties. These expenses include, among others, payment of duties, taxes, registration fees, notary fees, and fees for external legal, accounting, and external financial advisors common in a transaction of this nature.

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GAP expenses arising from the Merger and the ancillary transaction are expected to be approximately $200 million pesos. This excludes expenses related to the payment of duties, taxes, and registration fees.

Impact on Share Rights and Obligations

If completed, the Merger would increase our fixed capital stock. Share certificates would incorporate any approved bylaw adjustments. The rights and obligations of GAP shares will not change as a result of the Merger.

Accounting Treatment of the Merger

The Merger will be reflected in accordance with IFRS principles. Management is analyzing the applicable IFRS methodology for the Merger, which will be reflected in financial information issued by the Issuer according to applicable legal provisions. The Merged Companies’ figures will be included in GAP’s consolidated accounts. Balances and transactions between the Merged Companies and GAP will be eliminated to correctly reflect the merged companies’ financial situation.

Management conducted an analysis of the potential differences between US GAAP, IFRS, and Mexican Financial Reporting Standards, as well as accounting policies used by OTV and other Merged Companies in preparing their proforma condensed consolidated financial statements. Notwithstanding, the effect on the Merged Companies’ figures, once converted and adjusted to GAP’s IFRS accounting policies in the pro forma consolidated financial statements, are not deemed material when considered individually or a whole.

Based on its professional judgment, the Company’s management considers that Otay-Tijuana Venture, LLC (OTV) qualifies as a business combination to be accounted for pursuant to the IFRS 3 “Business Combination.” For purposes of the (unaudited) proforma condensed consolidated financial statements, the amount to be paid in excess of the book value of the net assets, was allocated to the commercial loan, goodwill and others. However, once the Merger becomes effective, the Company will reflect the transaction using the purchase method in accordance with IFRS 3, identifying the assets acquired, and liabilities assumed, measured at fair value. As consequence, the commercial loan, goodwill and others reflected in the (unaudited) proforma condensed consolidated financial statements, may change.

The internalization of the technical assistance services and the technology transfer will be recognized as goodwill pursuant to IFRS, at the time in which the Merger is approved, due to the transfer of contractual rights, and the knowledge that will be given to the Company for its operation by means of the systems, processes and procedures that will be transferred.

Therefore, the figures shown in the Company’s condensed consolidated financial statements dated September 30, 2025, and December 31, 2024, reflect the historical cost of the net merged assets, and a commercial loan, goodwill and others, determined only for such difference as of that date. As such, said figures, given their provisional nature, have not been determined nor included in the proforma condensed consolidated financial statements.

GAP is in the process of determining the allocation of the fair value of the assumed assets and liabilities in the Merger, measured at reasonable value, in accordance with IFRS 3, applying a purchase method. Pro forma adjustments included in the unaudited pro forma statements of income and comprehensive income statements represent adjustments to GAP’s historical figures. These adjustments are: (1) directly attributable to the Merger and (2) factually supported. The unaudited pro forma consolidated condensed interim financial information reflects GAP’s results as if the Merger occurred on December 31, 2024 (for pro forma comprehensive income figures and for the interim pro forma financial position figures). Actual results and accounting reported in subsequent periods may differ significantly from pro forma amounts reflected in the unaudited pro forma consolidated interim financial. The information is not intended to estimate GAP’s future consolidated financial position and consolidated comprehensive results for future periods or at any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon Merger’s effectiveness. The unaudited pro forma consolidated interim financial information does not reflect the realization of any expected cost savings or other synergies resulting from the transaction, nor as a result of restructuring activities and other cost-saving initiatives planned after Merger completion. This information should be read in conjunction with GAP’s audited historical financial statements as of December 31, 2024, and historical financial statements as of September 30, 2025.

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The combined and condensed pro forma financial statements included in this Information Statement reflect the expected accounting effects related to the Merger; however, those effects may differ once the Merger is completed as of the effective date. The Company used the purchase method to prepare the pro forma adjustments described above. Once the analyses, valuations, and calculations are completed, the final accounting treatment may differ from that used for the pro forma adjustments presented in this Information Statement.

All proforma adjustments are based on preliminary estimates and assumptions, and are subject to changes, adjustments, and revisions once the Merger is effective.

For more information, see the section “Management’s Discussion And Analysis Of Operating Results And Financial Condition” in this document.

Tax Consequences of the Merger

We believe the Merger will not generate tax liability for our shareholders. Under Mexican law, a merger is tax-neutral for federal purposes if the merging and merged companies are Mexican tax residents and the merging company: (i) files a notice with Mexican tax authorities, (ii) files the merged entity’s annual return for the merger year, and (iii) continues the merged companies’ and merging company’s activities for at least one year following the merger. Assuming GAP complies with these requirements, it is expected that the Merger would have no federal tax consequences in Mexico.

EACH SHAREHOLDER SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE MERGER UNDER APPLICABLE LAWS IN MEXICO AND YOUR COUNTRY OF RESIDENCE OR CITIZENSHIP.

SEC Disclosure Standards

If the transaction described in this Information Statement were subject to comprehensive regulation by the U.S. Securities and Exchange Commission regulation, which it is not because GAP is a foreign private issuer exempt from certain U.S. proxy rules, it would be governed by business combination disclosure requirements under the Securities Exchange Act of 1934, as amended. Specifically, if GAP were required to file a proxy statement under Section 14(a) of the Exchange Act and the rules promulgated thereunder, the disclosure requirements of Regulation M-A would apply. Under Item 1005 of Regulation M-A (17 C.F.R. § 229.1005), GAP would be required to disclose any contacts, transactions, negotiations or arrangements between GAP and its management, directors or affiliates regarding the transaction, as well as any agreements, arrangements or understandings with respect to the securities that are the subject of the transaction.

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Cross Border Xpress Project

CBX is a “landside” terminal located in San Diego, California. It connects to Tijuana International Airport in Mexico via a 120-meter pedestrian bridge. The bridge is exclusively for passengers traveling through Tijuana International Airport. CBX provides fast, comfortable, and secure border crossing without requiring passengers to leave the airport facilities. CBX is currently the main entry point for Mexicans traveling by air from locations in Mexico to California, United States. Under U.S. law, CBX is designated as part of the San Ysidro Port of Entry. CBX began operations in 2015 and served, during the years ended December 31, 2022, 2023, and 2024, respectively, 4.1 million, 4.3 million, and 4.0 million passengers, respectively. We believe CBX represents an ideal consolidation opportunity that will drive our next growth phase. We have long identified CBX as a complement to our business model with attributes aligned to our strategic objectives. This asset represents a strategic platform facilitating connectivity between Mexico and the United States, an area where we have identified significant growth potential. We believe integrating CBX will strengthen our operational infrastructure and provide a privileged position in the international logistics and passenger transport sector.

Since late 2015, CBX has operated as an international terminal driving economic growth and tourism in the binational region of California and Baja California and contributes significantly to connectivity between Mexico and the United States. Through CBX, travelers can move between the two countries in minutes, avoiding long waiting times typically experienced at traditional border crossings. This benefits travelers who need to move quickly between countries for business, tourism, or medical reasons.

CBX was created with the objective of improving and optimizing the crossing of people at the northern border between the United States and Mexico. In the United States, the “landside” terminal connects to a point where immigration authorities allow entry into or exit from the country. In Mexico, the corresponding section connects to the Tijuana Airport facilities where immigration authorities allow entry into or exit from the country. CBX allows passengers arriving at the Tijuana Airport on domestic or international flights to cross into the United States without leaving airport facilities. It also allows passengers from the United States to enter Tijuana Airport directly to take domestic or international flights.

CBX’s inauguration in December 2015 followed more than two decades of exploration. Various factors and circumstances in different political and economic contexts impacted the project’s development. Since the late 1980s, stakeholders have been concerned about facilitating cross-border travel and enhancing Tijuana Airport’s location on the U.S. border. Over time, various projects were explored, including cross-border crossings and a binational airport.

For almost 25 years, stakeholders perceived an opportunity to facilitate cross-border crossings. This would allow passengers from Tijuana and San Diego to easily connect to different domestic and international flights and destinations. Various private actors and government agencies in both the United States and Mexico explored taking advantage of Tijuana Airport’s location and natural traffic to and from the United States. In the 2000s, GAP was intermittently interested in different phases of a potential project. At that time, the current Mexican partners had no interest in AMP.

In the mid-2000s, a group of Mexican investors renewed interest in developing a border crossing. Some of these investors were advisors and/or shareholders of GAP, including Eduardo Sánchez Navarro, Juan Gallardo Thurlow, Laura Diez-Barroso, and Carlos Laviada, became minority shareholders in AMP and re-expressed their interest in developing the project.

Following the refusal of GAP’s Board of Directors, which in 2006 decided not to participate in the project, and given the need to acquire the land, the investors chose to take the risk. Thus, the group of investors obtained a waiver from GAP’s Board of Directors and, in collaboration with Equity Group Investments, a Chicago-based entity, began developing the border crossing.

Construction began in June 2014. The project required approximately seven years of managing permits, consents, approvals, diplomatic exchanges, and consensus building. This involved collaboration and joint efforts from the governments of Mexico and the United States.

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After extensive management efforts and consensus building, in the summer of 2010, the United States granted the presidential permit to build and operate CBX. This permission may be terminated or modified at any time at the discretion of the U.S. Secretary of State. The permit does not have a specific expiration date.

Obtaining the presidential permit required additional permits, consents, support and approvals from various agencies in both countries. These included the Mexican Ministry of Infrastructure, Communications, and Transportation, the Mexican Ministry of the Interior, the U.S. Department of State, the Port of San Ysidro, and U.S. Customs and Border Protection (CBP), as well as local and municipal consensus. CBX currently has a Presidential Permit from the United States titled “Presidential Permit Authorizing the Construction, Operation, and Maintenance of the San Diego-Tijuana Airport Cross Border Facility Near San Diego, California, at the International Boundary Between the United States and Mexico.” CBX also has CBP approval to provide inspection services. OTV, as the CBX facilities operator, must reimburse CBP for expenses incurred, including salaries and expenses of officers providing immigration services at CBX. In Mexico, on March 19, 2013, the then Ministry of Communications and Transportation granted the Tijuana Airport concessionaire a permit (renewed in 2014) authorizing construction of an aerial crossing called the Otay-Tijuana Cross Border Facility. At the end of 2015, the Ministry of the Interior established the Tijuana-San Diego Airport Pedestrian Connection as a place for international passenger transit. This designation considered that the connection aims to facilitate entry for people coming from the United States to board flights at General Abelardo L. Rodríguez International Airport in Tijuana, Baja California, and to facilitate departure to the United States for people arriving on flights to the aforementioned international airport. In the United States, in early 2015, the Port of Entry in San Ysidro, California, was expanded to include CBX.

In its first year of operation, CBX served over one million passengers, and recently, in 2025 as it celebrated its ninth anniversary, reached 25 million passengers who crossed between Mexico and California. In 2024, approximately 4 million passengers used CBX.

The CBX project is maintained through OTV. Through the Merger, 75% of the interest in that entity would be integrated into GAP. As a corollary to the Merger, GAP intends to acquire the remaining 25% in an ancillary transaction. This acquisition, which includes certain adjacent assets, will be carried out subject to the effectiveness of the Merger.

CBX Project Management: The project is managed on a day-to-day basis by six executives led by General Manager Jorge Goyortua. It has approximately 130 employees and 75 external staff. The project contracts third-party services such as cleaning and security.

Opportunities for expansion and diversification: We estimate that CBX has opportunities for growth and diversification through businesses such as rental spaces, transportation, hotels, convention centers, and others, especially considering that the project has approximately 60 acres of adjacent land reserves.

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For informational purposes, below is a summary of CBX passenger statistics from 2016 to September 30, 2025, reflecting its growth rate:

Cross Border Xpress

Passenger statistics

Year	Passengers Tijuana Airport	% Growth Y/Y	Total crossings (north and south)	% Growth Y/Y	Crossings/ Passengers Tijuana Airport
2016	6,332,385	N/A	1,359,455	N/A	21.47%
2017	7,103,249	12.17%	1,921,989	41.38%	27.06%
2018	7,835,064	10.30%	2,261,470	17.66%	28.86%
2019	8,925,873	13.92%	2,897,903	28.14%	32.47%
2020	6,316,623	-29.23%	1,705,746	-41.14%	27.00%
2021	9,677,921	53.21%	2,754,289	61.47%	28.46%
2022	12,324,561	27.35%	4,186,524	52.00%	33.97%
2023	13,194,869	7.06%	4,288,031	2.42%	32.50%
2024	12,545,759	-4.92%	4,048,641	-5.58%	32.27%
2024 9M	9,290,176	N/A	2,956,314	N/A	31.82%
2025 9M	9,475,194	2.00%	2,983,971	0.94%	31.49%
*Total crossings include those with an origin or destination in the United States of America.

For informational purposes, below is a summary of CBX’s results for the years ended December 31, 2023, and December 31, 2024, as well as the interim nine-month periods ended September 30, 2024, and September 30, 2025:

Cross Border Xpress

Income statements

(Million Dollars)	2023	2024	% Growth Y/Y	9M-24	9M-25	% Growth
Revenue by line of business
Bording Crossing Ticket Sales	105.5	99.8	(5.5)%	72.5	80.7	11.3%
Parking	31.1	29.8	(4.1)%	22.2	22.0	(0.8)%
Car Rental	5.0	5.1	0.3%	3.7	3.8	2.4%
Food & Beverage & Other	8.4	8.5	2.4%	6.4	6.3	(1.6)%
Total Revenue	150.0	143.1	(4.6)%	104.8	112.8	7.6%

Cost of operation
Personnel	12.3	13.6	9.4%	9.2	9.2	1.1%
Maintenance	4.4	4.4	(0.7)%	3.3	3.8	15.0%
Security and insurance	2.8	3.2	16.3%	2.4	2.7	9.2%
Services	1.1	1.0	(12.0)%	0.8	0.7	(8.4)%
Other operating expenses	27.2	27.3	0.8%	20.7	21.0	2.7%
Total cost of operation	47.8	49.5	3.5%	36.4	37.3	2.5%

EBITDA	102.2	93.6	-8.4%	68.4	75.5	10.3%
EBITDA Margin	68.1%	65.4%		65.3%	67.0%

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Operating Results

Total revenue

Total revenues for the nine-month period ended September 30, 2025, and the same period in 2024 were US$112.8 million and US$104.8 million, respectively. The increase reflects a 0.9% rise in CBX users, equal to 27.8 thousand additional users, and the Company’s pricing strategy, which led to an increase in the average ticket price from US$24.5 to US$27.0, or 10.3%. Other revenues remained broadly in line with 2024 levels.

Total revenues for the year ended December 31, 2024, and the same period in 2023 were US$143.1 million and US$150.0 million, respectively. The decrease is mainly attributable to a 5.6% decline in CBX users, equivalent to 239.4 thousand fewer users, which reduced ticket-crossing revenues by US$5.7 million. In addition, parking revenues decreased by US$1.3 million due to the same reduction in bridge users.

Operating costs

Total operating costs and expenses for the nine-month period ended September 30, 2025, and the same period in 2024 were US$37.3 million and US$36.4 million, respectively. The increase reflects US$0.5 million in additional maintenance costs and US$0.3 million in other operating expenses.

Total operating costs and expenses for the year ended December 31, 2024, and the same period in 2023 were US$49.5 million and US$47.8 million, respectively. This increase was driven primarily by a US$1.3 million, or 11.5%, rise in CBP-related costs and a US$1.3 million, or 9.4%, increase in personnel expenses.

EBITDA and EBDITA Margin.

EBITDA for the nine-month period ended September 30, 2025, and the same period in 2024 was US$75.5 million and US$68.4 million, respectively. The increase is mainly explained by the US$8.2 million rise in CBX crossing revenues, partially offset by a US$0.9 million increase in operating costs.

EBITDA for the year ended December 31, 2024, and the same period in 2023 was US$93.6 million and US$102.2 million, respectively. The EBITDA margin decreased from 68.1% in 2023 to 65.4% in 2024. This decline reflects the reduction in users and revenues and the increase in costs and expenses described above.

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The information in this Information Statement relating to parties other than GAP is not the responsibility of GAP, as it is based on data provided by the merged entities or data provided by the relevant parties for purposes of the preparation of this Information Statement.

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Technical Assistance Services and Technology Transfer

The technical assistance and technology transfer services provided to GAP’s 12 airports in Mexico (Aguascalientes, El Bajío, Guadalajara, Hermosillo, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, Puerto Vallarta, San José del Cabo, and Tijuana) are intrinsically linked to the privatization of Mexico’s airport industry. In the 1990s, the Mexican airport system began opening to private investment. Thus, in April 1995, the Inter-Secretarial Commission for Divestiture was created, and in February 1998, the General Guidelines for Opening the Mexican Airport System to Investment were published. These guidelines formed four regional groups of airports previously administered by the Mexican government. GAP is one of these groups, consisting of twelve airports mentioned above.

The objective of the process outlined in these guidelines was to open the airport network to private investment, with the purpose of preserving, modernizing, and expanding airport infrastructure; raising safety and efficiency levels; improving airport quality, complementary, and commercial services, ensuring they were provided competitively and without discrimination for the benefit of users; fostering regional development of the airline and airport industry; and ensuring the continuity of airport operations. The privatization involved selling shares of each airport group’s holding company in stages: (i) first to a strategic partner through public tender, and (ii) then through one or more public offerings.

On February 25, 1999, the then Mexican Ministry of Communications and Transportation published the call for bids to acquire GAP shares. This call established specific obligations for the strategic partner: (i) participate in promoting and developing operational, financial, commercial, and marketing areas under modern airport concepts; (ii) transfer technology to the controlling company and concessionary companies, and train their personnel; (iii) participate in reviewing and updating the master development program for each airport; and (iv) support public offerings of the controlling company’s shares.

Technical assistance and technology transfer services have been part of GAP since privatization. In 1999, GAP, its airports, SIAP, AMP, and their then shareholders entered into a participation agreement with the Federal Government of Mexico, Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Banco Nacional de Comercio Exterior, S.N.C., and the government agency Aeropuertos y Servicios Auxiliares, which established the operational framework for privatization. Within this framework, GAP, SIAP, the airports, and AMP entered into the Technical Assistance Agreement on August 25, 1999. Under this agreement, GAP receives necessary technical assistance and technology transfer services from AMP as strategic partner in exchange for an annual fee. Although the participation agreement is no longer in force, technical assistance and technology transfer services continue to support GAP’s airport operations and growth.

Under the Technical Assistance Agreement, AMP provides various services to the airport group and its subsidiaries. SIAP pays AMP an annual fee for these services. The annual fee is fixed at four million dollars, adjusted annually for U.S. inflation since August 25, 2000. The fee also includes a component calculated as 5% of GAP’s consolidated operating results from Mexican airports (calculated before deducting the technical assistance fee and depreciation and amortization, in accordance with Mexican Financial Reporting Standards), if this exceeds the four million dollar base. AMP is also entitled to reimbursement of expenses incurred in connection with the services provided.

In 2022, 2023, and 2024, SIAP paid AMP technical assistance fees of $756.6 million pesos, $851.3 million pesos, and $845.2 million pesos, respectively.

Since GAP’s privatization, AMP has been GAP’s strategic partner. Through the Technical Assistance Agreement, AMP provides airports with expertise in aviation sector operations and strategies to increase aviation and non-aviation revenues. AMP also provides industry relationships and assistance in negotiating the five-year master development program.

AMP provides training and assistance for administering GAP’s airports on behalf of SIAP and the airport concessions for the airports of Aguascalientes, Bajío, Guadalajara, Hermosillo, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, Puerto Vallarta, San José del Cabo, and Tijuana. These services are necessary for proper operation, administration, and planning of GAP’s airports. AMP also supports the group’s administration by selecting qualified personnel to be hired by SIAP, and providing technical assistance and technical information to the group, through SIAP, so that SIAP can supervise, direct, and control the operations of GAP’s assigned airports, as well as the administration, maintenance, and promotion of services provided at each airport.

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AMP also provides technical knowledge that includes inventions, trade secrets, procedures, studies, methods, experience, and information related to the provision of airport and commercial services, as well as business management, over which AMP or its shareholders have disposal rights and which are necessary to carry out the proper operation, administration, and planning of GAP’s assigned airports, in order to implement solutions such as the development and adaptation of administrative and operational procedures, preparation of manuals, and training of personnel in any aspect related to the operation, administration, and planning of the airports assigned to GAP. This includes, without limitation, policies, strategies, and business plans; operating systems; financial control systems; marketing and commercialization systems; non-aeronautical activities; strategic planning; financial projections; air traffic forecasts; projections of required investments; preparation, advice on pricing strategy, and development of the master development plan; training; quality control; computer systems; and security procedures.

AMP also provides, under the agreement, consulting services related to the optimal application of such technical knowledge. AMP provides consulting and assistance in connection with operational methods and systems that form part of the technical knowledge it provides, developed to implement, make more efficient, or improve practices that include, without limitation, air traffic forecasting; capacity improvements; security; environmental aspects; planning and technical services; information consistent with international practices; and assistance to implement its pricing strategy for the airport services offered by each airport. AMP also provides information and assistance for establishing accounting, financial, administrative, and operational control systems for the management of GAP’s assigned airports, consistent with international practice; manuals and assistance for airport maintenance, operation, security, and surveillance; information consistent with international practice regarding labor policies; assistance and information for training programs; assistance and training for the preparation of each master development plan and advice on pricing strategy, including technical information and financial, feasibility, and economic studies; and, in general, assistance and information relating to the management of airport properties and projects assigned to GAP, as well as the development of such airports, risk management, insurance placement, and audit performance. In providing its services, the service provider must ensure that each airport complies with the operating parameters established in its respective concession.

As part of the technology transfer, GAP’s airports benefit from intellectual property and software. The Technical Assistance Agreement includes exclusive licenses in Mexico for using technical information and expertise. It also provides that in the event of termination of the agreement, the service provider will grant an indefinite exclusive license over the information and know-how provided during its term.

More than two decades have passed since SIAP and consequently GAP’s airports began receiving technical assistance and technology transfer services. These services have been essential for airport operations, growth, and value maximization. We now consider that GAP has reached a level of maturity that allows it to internalize these services and continue providing them internally on a consolidated basis.

This transaction supports continuity in the operational excellence of GAP’s airports, while fostering greater agility, accountability, and retention of institutional knowledge. Over time, GAP expects to build a self-sustainable cycle of internal expertise development, reducing dependance on external entities and incorporating critical capabilities within the organization.

AMP is owned 66.6% by Controladora Mexicana de Aeropuertos, S.A. de C.V., a company to be merged into GAP, and 33.3% by Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal. Controladora Mexicana de Aeropuertos, S.A. de C.V. is owned 50% by Promotora Aeronáutica del Pacifico, S.A. de C.V. and 50% by PAL Aeropuertos, S. de R.L. de C.V. These companies would also merge into GAP, and the current direct and indirect shareholders of the merged companies would receive GAP shares.

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GOVERNMENT AUTHORIZATIONS

Government Authorizations in Mexico

Except for the approvals of the Extraordinary General Shareholders’ Meeting of GAP and the shareholders of the Merged Companies, no material third-party authorizations are expected to be required in Mexico.

Regulatory Approvals in the United States

In the United States we submitted: (i) the notification under the Hart-Scott-Rodino Act (HSR), for which the waiting period has already expired without additional requests, and (ii) the notification to the Committee on Foreign Investment in the United States (CFIUS), which remains under review.

Furthermore, although no formal prior approval is required under the United States Presidential Permit Authorizing the Construction, Operation, and Maintenance of the San Diego-Tijuana Airport Cross Border Facility Near San Diego, California, at the International Boundary Between the United States and Mexico, or from the US Customs and Border Protection Agency (CBP), friendly communications have been held with the competent authorities in the United States, and, in accordance with the terms of the permit the relevant notice will be delivered on the effective date of the Merger.

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BACKGROUND AND PREVIOUS CORPORATE ACTIONS

GAP’s management regularly evaluates strategic opportunities for growth and development. For some time now, management has considered the possibility of integrating the CBX project to its operations. Likewise, some time now, management, together with its external advisors, has intermittently reviewed the possibility of internalizing the advisory and technology transfer services that, to date and since its listing on public markets, AMP has provided as its strategic partner.

Recently, management embarked on a comprehensive strategic initiative for the renewal, growth, and evolution of the Company for the next five years, GAP 2.0. This initiative aims to adjust GAP’s business model to current market conditions in Mexico and globally and drive growth and evolution. The primary objective is to maximize value for all its shareholders and stakeholders while diversifying to mitigate risks. In this context of optimizing the current business and analyzing possible new projects, management resumed the initiative to actively explore internalizing the technical advisory and technology transfer services that we currently receive on an outsourced basis. Management also considered exploring the integration of the CBX project, estimating that this project is an ideal complement to our business, consistent with our medium- and long-term strategy and our launch into a new, improved and renewed phase.

In November 2024, management discussed preliminary concepts with external advisors. On December 10, 2024, management presented the initiative to GAP’s Board of Directors as part of the next five years, GAP 2.0 strategic plan. During the Board meeting, individuals with potential relationships or interests in the Company or the projects abstained from participating in discussions and voting. The Board noted that in 2006, GAP’s Board of Directors had decided not to participate in it, as it deemed it as a high-risk endeavor based on the cost of the land and the lack of certain governmental authorizations required to operate as a border crossing facility. It was recalled that at that Board meeting, consent was granted for certain partners—who at the time were minority partners of the strategic partner, AMP (some of whom are members of GAP’s Board of Directors and direct or indirect shareholders of GAP)—to personally assume the risk, following a waiver. However, GAP’s current Board of Directors considered that, as of today, the CBX project has proven not only its viability but also its success, and that management views it as complementary to GAP’s business model and a key driver in its new strategic phase, GAP 2.0.

Following extensive deliberations, the GAP’s Board of Directors resolved that the Audit and Corporate Practices Committee would lead the analysis and potential completion of these transactions. This committee is composed exclusively of independent members with no connection to the proposed projects. The Board empowered the Audit and Corporate Practices Committee to analyze the projects and, if appropriate, lead negotiations with the owners of the entities to be internalized. If satisfactory agreements in principle were reached, an advanced proposal would be presented to the Board of Directors. If the Board considered the proposal viable, it would be presented to the shareholders’ meeting for approval. The Board directed the Audit and Corporate Practices Committee to conduct reasonable review of the potential integration prior to its presentation to the Company’s shareholders’ meeting, if applicable; supervise potential conflicts of interest and retain authority to reject any transaction deemed inconsistent with the Company’s and shareholders’ interests.

On December 13, 2024, the Audit and Corporate Practices Committee met. This committee consists of Messrs. Carlos Cárdenas Guzmán, Ángel Losada Moreno, and Joaquín Vargas Guajardo, all independent directors, and reinforced by the attendance of Ms. Alejandra Palacios Prieto and Mr. Luis Tellez Kuenzler, also independent directors, as invited guests. Management presented the initiative to the members of the Audit and Corporate Practices Committee. After extensive deliberations, this committee expressed interest in the proposal but determined that more in-depth analysis was necessary before presenting the Merger to the Board of Directors. The Audit and Corporate Practices Committee decided to engage independent external advisors with recognized expertise in legal, financial, tax, and accounting matters. The initiative was also reported to GAP’s operating committee, which received it favorably. On January 21, 2025, the Audit and Corporate Practices Committee approved and ratified the engagement of Morgan Stanley & Co. LLC and/or its affiliates, Galaz Yamazaki Ruiz Urquiza S.C. (member of Deloitte Touche Tohmatsu Limited in Mexico), Bufete Robles Miaja, S.C., and Cleary Gottlieb Steen & Hamilton LLP. The Audit and Corporate Practices Committee determined these advisors presented the best comprehensive proposals and their experience and credentials provided a solid foundation for credibility and capability for this project.

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Between January and April 2025, GAP and its independent external advisors analyzed the potential viability of the internalizations and held preliminary meetings with advisors representing the owners of the businesses under consideration. These discussions explored appetite for the transaction, facilitated information flow to GAP, and established groundwork for exploring potential operating structures.

Beginning in May 2025, information flows commenced that allowed GAP’s management and advisors to conduct preliminary analysis and formulate reasonable value estimates. On June 16, 2025, management, supported by Morgan Stanley & Co. LLC as independent financial expert, presented potential premises, methodologies, and parameters to the Audit and Corporate Practices Committee for initiating value discussions with the owners of the companies to be merged and their advisors. This committee was reinforced with additional independent advisors. After extensive deliberations, the Audit and Corporate Practices Committee considered the presented premises and parameters reasonable for initiating discussions and exploring appetite. Beginning July 18, 2025, substantive discussions and negotiations commenced with the owners of the companies, supported by their advisors, under the leadership and supervision of the Audit and Corporate Practices Committee.

After several iterations and exchanges, on July 21, 2025, management, supported by Morgan Stanley & Co. LLC as independent external financial advisor, presented a potential understanding framework to the Audit and Corporate Practices Committee. This committee was strengthened by the invitation of two additional independent members, Ms. Alejandra Palacios Prieto and Mr. Luis Tellez Kuenzler. The framework incorporated feedback from various interactions with the owners of the companies and their advisors. After extensive deliberations and questions to management and independent external advisors including Morgan Stanley & Co. LLC, Bufete Robles Miaja, S.C., and Cleary Gottlieb Steen & Hamilton LLP, the Audit and Corporate Practices Committee determined the potential understanding framework was reasonable to present to the Company’s Board of Directors.

On July 21, 2025, the potential understanding framework was presented to the Board of Directors. Directors who could potentially have ties to the Company and/or proposed Merger abstained from attending to avoid potential conflicts of interest. The Board was informed that the Audit and Corporate Practices Committee had previously determined the framework terms were reasonable for Board consideration. After extensive deliberations, with support from management and independent external advisors including Morgan Stanley & Co. LLC, Bufete Robles Miaja, S.C., and Cleary Gottlieb Steen & Hamilton LLP, the Board of Directors determined the potential understanding proposal was reasonable to present to the owners of the companies subject to the potential business combination.

After additional iterations and exchanges, on August 13, 2025, under the leadership of the Audit and Corporate Practices Committee, an understanding was reached with the owners of the companies to be merged into GAP regarding the substantive terms of a potential transaction. The aforementioned interactions and exchanges included, without limitation, various conversations between GAP’s financial advisors and the financial advisors of the owners of the companies regarding basic value assumptions and considerations. The process included exchange of at least two proposals and counterproposals on July 11 and July 15, and various exchanges and iterations until August 13, when the understanding was reached.

On October 24, 2025, management, supported by external financial and legal advisors, presented transaction progress to the Audit and Corporate Practices Committee, which was strengthened by additional independent members. Independent external advisors presented their perspectives, principal risks, and other considerations from their respective areas of expertise. After extensive deliberations and questions to management and independent external advisors, the Audit and Corporate Practices Committee determined the potential transaction terms were reasonable to present to the Company’s Board of Directors so that, if the Board also considered them reasonable, they could be presented to GAP’s shareholders for their independent decision on the Merger.

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On October 24, 2025, management, with the support of independent legal and financial advisors, presented the proposed terms of the Merger to the Board of Directors at a meeting in which directors with a possible relationship with the Company and/or the potential Merger were not present. The Board of Directors was informed that the Audit and Corporate Practices Committee had previously considered the terms of the potential Merger to be reasonable for presentation to the Company's Board of Directors. After extensive deliberations, the Board of Directors resolved to present the Merger initiative to the Company's shareholders and to allow those shareholders to decide freely on the Merger. The Board emphasized that shareholders should be provided with comprehensive information to make informed and independent decisions regarding the proposed transaction.

On November 3, 2025, Morgan Stanley & Co. LLC. issued its written fairness opinion stating that the Merger is reasonable from a financial point of view, which is attached to this Information Statement as Annex 5 “Fairness Opinion”.

On November 3, 2025, GAP, the Merged Companies, and their respective owners reached an understanding to enter into the merger agreement, in accordance with the material terms attached as Annex 3 “Form of Merger Agreement” to this Information Statement, subject, among other conditions, to approval by GAP’s shareholders.

On November 3, 2025, GAP issued a relevant event which is partially transcribed as follows:

GRUPO AEROPORTUARIO DEL PACÍFICO

PROPOSES TO ITS SHAREHOLDERS THE BUSINESS COMBINATION OF THE CROSS BORDER XPRESS AND THE TECHNICAL ASSISTANCE SERVICES

Guadalajara, Jalisco, Mexico, November 3, 2025 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“GAP”) announces that its Board of Directors has decided to propose to our shareholders the combination of the following businesses: (i) the provision of technical assistance and technology transfer services, which have been outsourced by our strategic partner since the beginning of our operations and which we consider essential for the efficient operation of our airports; and (ii) Cross Border Xpress (“CBX”), a “landside” terminal building located in San Diego, California, which connects to the Tijuana International Airport via a pedestrian bridge, allowing for a fast, comfortable, and safe border crossing. This business combination would be carried out through the merger of various entities within GAP, including, among others, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP), our current strategic partner.

With regard to the internalization of specialized technical assistance and technology transfer services, this represents a significant step in GAP’s strategy to strengthen its profitability and operational autonomy. Under the new structure, GAP’s management would assume full responsibility for the technical assistance and technology transfer functions that were previously provided by our strategic partner, in order to continue delivering them to the airports. This transition would support continuity in the operational excellence of GAP’s airports, while promoting greater agility, accountability, and retention of institutional knowledge. Over time, GAP hopes to build a self-sustaining cycle of internal expertise development, which could reduce dependence on external entities and incorporating critical capabilities within the organization.

As for CBX, it is a landside terminal located in San Diego, California, adjacent to the Mexican border and connected to the Tijuana International Airport via a pedestrian bridge. The CBX began operations in December 2015 and is for the exclusive use of passengers arriving at and departing from the Tijuana International Airport who have a boarding pass, making it a fast, convenient, and secure border crossing without needing to leave the airport. Currently, the CBX is the main point of entry for Mexicans traveling by air from Mexico to Southern California and vice versa. The CBX has been designated part of the U.S. Port of Entry in San Ysidro, California, under the laws of the United States of America.

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During 2024 and the first nine months of 2025, the CBX was used by approximately 4.0 million and 3.0 million passengers, respectively. During the same period, it generated EBITDA of approximately US$94 million and US$75 million, respectively.

Among the rationales for the CBX business combination are geographic and currency diversification, the historical performance of the business, its capacity for future growth, a business without mandatory investment commitments and high cash generation. In addition, it is important to note that the real estate on which the CBX business is based is privately owned and has a presidential permit for its operation that has no defined term, among other factors.

It is worth mentioning that the CBX has been the main growth factor for the Tijuana International Airport, which went from 4.9 million passengers in 2015 to 12.6 million passengers in 2024, generating a compound annual growth rate of 11.1%. The proportion of airport passengers who used the CBX to cross into and out of the United States of America during 2024 and the first nine months of 2025 was 32.3% and 31.5%, respectively, representing a key infrastructure for the Tijuana International Airport and its future growth. Additionally, Tijuana represents the second most important route in our airport network, behind only Mexico City. Certain of the merging entities hold 75.0% of CBX’s equity, so if the merger becomes effective, GAP would acquire the remaining 25.0% from a third party.

The decision by GAP’s Board of Directors to submit this proposal to our shareholders for approval is based on an initiative by GAP’s management and was supported by the Audit and Corporate Practices Committee, which, in turn, was supported by Morgan Stanley & Co. LLC., Galaz Yamazaki Ruiz Urquiza, S.C. (member of Deloitte, Touche Tohmatsu Limited in Mexico), Cleary Gottlieb Steen & Hamilton LLP, and Bufete Robles Miaja, S.C., as independent external financial and legal advisors.

This proposal is part of a comprehensive development, growth, and diversification plan that seeks to advance the Company to the next level. This plan seeks to benefit all our shareholders and stakeholders. The substantive terms will be outlined in the information statement, the final version of which will be made available shortly once GAP's Extraordinary General Shareholders’ Meeting is convened, to support shareholders in their decision-making process.

As a result of this business combination, subject to approval by our shareholders, we expect to issue and put into circulation approximately 90 million net new shares representing our capital stock, in addition to the capital stock currently outstanding, on the terms described in the referenced information statement.

Additionally, as part of this transaction, GAP would expect to assume, on the date the transaction becomes effective, cash and cash equivalents of US$290 million and financial debt of approximately US$74 million.

GAP and its Board of Directors believe that our shareholders should make informed decisions freely and without coercion. Consistent with our historical practice, we respect and will respect the will of our shareholders as expressed in accordance with applicable law and our bylaws. The information statement will be available on the following websites: for the BMV (www.bmv.com.mx), for the SEC (www.sec.gov), respectively, or on GAP’s corporate website at www.aeropuertosgap.com.mx on the “Investors” section. For more information, please see the informational materials available at https://www.aeropuertosgap.com.mx/files/IntegrationCBXandTAA.

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GAP voluntarily adheres to high standards of corporate governance. In developing and presenting this initiative, parties with potential relationships to the Company and/or the Merger abstained from participating in the Company’s analysis processes. The decision regarding the Merger will be made by GAP’s shareholders in an informed, independent, and uncoerced manner at an Extraordinary General Shareholders’ Meeting. The analysis and vigorous negotiation processes with the owners of the entities to be merged were led by the Audit and Corporate Practices Committee, composed exclusively of independent directors with proven experience and professionalism, maintaining authority to reject the Merger if deemed inconsistent with the interests of the Company and all its shareholders.

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PARTIES TO THE TRANSACTION

The Merger involves the internalization of the technical assistance and technology transfer services business and the integration of the CBX project.

Consequently, the parties involved in the Merger would be: (i) GAP, as the surviving merging company; (ii) each of the Merged Companies; and (iii) the individuals and legal entities that own the Merged Companies and would receive shares representing GAP’s capital stock. These include Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal, the PAL Shareholders, and the PAP Shareholders.

Although the aforementioned individuals and entities have relationships with GAP and/or the Merged Companies, GAP does not consider the Merger to be a transaction that GAP “enters into” with a related party. The Merger would be a corporate event in which GAP would be the subject, but not the counterparty. Although the Merger involves parties that may be considered “related,” it is not a transaction between related parties vis-à-vis GAP as the merging company. GAP would not agree to the terms of the Merger. These would be agreed upon by GAP’s shareholders and the shareholders of the companies to be merged. In fact, GAP would have no authority to block or reject its shareholders’ decision. This is similar to what happens in a capital increase. Nonetheless, GAP has chosen to apply strict standards to avoid perceptions of conflicts of interest, and consistent with its corporate culture, to ensure proper governance in the process leading to the presentation of the proposal to GAP’s shareholders. In this regard, the management proposal was presented by management to our Audit and Corporate Practices Committee, composed exclusively of independent members and strengthened by the invitation of two additional independent members with proven professionalism and experience. The Audit and Corporate Practices Committee was advised by independent external advisors Morgan Stanley & Co. LLC, Galaz Yamazaki Ruiz Urquiza S.C. (member of Deloitte, Touche Tohmatsu Limited in México), Bufete Robles Miaja, S.C., and Cleary Gottlieb Steen & Hamilton LLP. The proposal was also presented to the full Board of Directors, with members who could be considered related to the potential Merger abstaining from deliberation, voting, and attendance.

Furthermore, the Audit and Corporate Practices Committee, strengthened by the invitation of additional independent members, led and supervised a rigorous analysis and negotiations with the owners of the Merged Entities, maintaining at all times the authority to reject any potential transaction.

GAP

Name of the Issuer

Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as the merging company, which would survive, of the Merged Companies, which would be dissolved.

Business Description.

History and Development

GAP is a publicly traded corporation with variable capital incorporated in Mexico City on June 25, 1998, under Mexican law. Its corporate name is Grupo Aeroportuario del Pacífico, S.A.B. de C.V., and it has a term of 100 years.

GAP holds concessions to operate, maintain, and develop twelve international airports in central and Pacific Mexico and two international airports in Jamaica. As the operator of its concessions, the Issuer charges specific fees to airlines, passengers, and other users for the use of airport facilities. The Issuer also collects rent and obtains other income from commercial activities carried out at the airports, such as the leasing of space to restaurants and convenience stores, parking, advertising, among others.

Each Mexican concession is valid for 50 years from November 1, 1998. The concessions may be renewed for up to an additional 50 years under certain circumstances.

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The Spanish company DCA, a subsidiary of GAP, holds a 74.5% stake in MBJA. MBJA has the concession to operate Sangster International Airport in Montego Bay, Jamaica under a 30-year concession that began on April 12, 2003, which does not include extension provisions.

On October 10, 2018, GAP signed a concession agreement with the Government of Jamaica to operate Norman Manley International Airport (NMIA) in Kingston, Jamaica. The concession is for 25 years with a possible 5-year extension. GAP began operating NMIA on October 10, 2019.

On September 27, 2023, GAP acquired 100% of Inmuebles Especializados Matrix, S.A. de C.V. This company is dedicated to the subleasing of cargo operation areas, hangars, and operational areas at Tijuana Airport.

GAP incorporated Guadalajara World Trade Center, S.A. de C.V. as a subsidiary on July 1, 2024, the date on which control of the company was assumed. This company operates seven subsidiaries that handle, store, and provide custody services for international trade goods in bonded warehouses at Guadalajara Airport and Puebla Airport. For the period from January to December 2024, this business generated 3.9% of total revenue and represents 0.9% of GAP’s assets.

GAP’s main offices are located at Avenida Mariano Otero No. 1249 Torre Pacífico, Piso 6, Colonia Rinconada del Bosque, C.P. 44530, Guadalajara, Jalisco, Mexico. GAP’s telephone number is (33) 3880-1100.

Additional information is available in our Annual Report and Quarterly Report, which are incorporated by reference into this Information Statement. These documents are available at www.bmv.com.mx and on the Issuer’s website at https://www.aeropuertosgap.com.mx/es/.

Recent Developments and Events.

Information regarding recent developments is available in our Annual Report and Quarterly Report, which are incorporated by reference into this Information Statement. These documents are available at www.bmv.com.mx and on the Issuer’s website at https://www.aeropuertosgap.com.mx/es/.

Capital Structure.

Information regarding our capital structure is available in our Annual Report and Quarterly Report, which are incorporated by reference into this Information Statement. These documents are available at www.bmv.com.mx and on the Issuer’s website at https://www.aeropuertosgap.com.mx/es/.

Significant Changes since the Last Quarterly Report.

Information regarding significant changes since our last quarterly report is available in our Annual Report, Quarterly Report, and relevant events filings, which are incorporated by reference into this Information Statement. These documents are available at www.bmv.com.mx and on the Issuer’s website at https://www.aeropuertosgap.com.mx/es/.

Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”)

In 1999, as part of the first stage in the process of opening Mexican airports to private investment, the Federal Government sold a 15% stake in GAP to AMP. AMP holds Series BB shares representing 15% of our capital stock. AMP holds 21,628,281 Series B shares and 75,791,619 Series BB shares, representing 19.3% of our total outstanding capital stock.

Since our inception as private airport group, AMP has provided management and advisory services transferring industry knowledge and technology related to airport operations. Under the Technical Assistance Agreement, the Issuer receives various services from AMP including operational and airport security advice, commercial project development guidance, and assistance with investment opportunities. AMP has supported GAP’s acquisitions of Montego Bay International Airport and Norman Manley International Airport in Jamaica, Inmuebles Especializados Matrix, S.A. de C.V., a company dedicated to the subleasing of cargo operation areas, hangars, and operational areas of the Tijuana Airport; and Guadalajara World Trade Center, S.A. de C.V., a group consisting of seven subsidiaries specializing in the handling, storage, and custody. The Guadalajara World Trade Center business generated 3.9% of total revenue and represents 0.9% of GAP’s assets for the period from January to December 2024. For more information on AMP’s services, see “Technical Assistance Services and Technology Transfer” in this document.

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The current shareholders of AMP are Controladora Mexicana de Aeropuertos, S.A. de C.V., with 66.6%, and Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal, with 33.3%.

Controladora Mexicana de Aeropuertos, S.A. de C.V. (“CMA”)

Controladora Mexicana de Aeropuertos, S.A. de C.V. is a private company, 50% of which is owned by Pal Aeropuertos, S. de R.L. de C.V. and 50% of which is owned by Promotora Aeronáutica del Pacífico, S.A. de C.V.

CMA owns 66.6% of AMP. In accordance with the privatization guidelines published by the Mexican Federal Government during the first phase of the Company’s privatization, the strategic shareholder was required to have, among other characteristics, an Operating Partner and a Mexican Partner (referred to as key partners). CMA is AMP’s main Key Partner, acting as the Mexican Partner. In accordance with the privatization guidelines established by the Mexican government during the first phase of this privatization, which required strategic shareholders to have, among other characteristics, an “operating” partner and a “Mexican” partner (each referred to as a “key partner”), Controladora Mexicana de Aeropuertos, S.A. de C.V. is one of AMP’s two key partners, acting as the “Mexican” partner.

Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”)

Promotora Aeronáutica del Pacífico, S.A. de C.V. is a special purpose company that owns 50% of Controladora Mexicana de Aeropuertos, S.A. de C.V. Controladora Mexicana de Aeropuertos, S.A. de C.V. in turn owns 66.6% of AMP. AMP is owned by the shareholders of PAP.

PAL Aeropuertos, S. de R.L. (“PAL”)

PAL Aeropuertos, S. de R.L. de C.V. is a special purpose company that owns 50% of Controladora Mexicana de Aeropuertos, S.A. de C.V. PAL is owned by the PAL Shareholders.

Proyectos de Infraestructura Charter, S. de R.L. de C.V. (“Charter”)

Proyectos de Infraestructura Charter, S. de R.L. de C.V. is a private company that indirectly owns 37.5% of OTV, which owns the CBX project. The shareholders of PAP are the owners of Proyectos de Infraestructura Charter, S. de R.L. de C.V.

For more information regarding the CBX project, see “Cross Border Xpress Project” in this document.

Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal (“AENA”)

Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal, owns 33.33% of AMP. Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal owns 33.33% of the capital stock of AMP. Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal is a Spanish state-owned company, a wholly owned subsidiary of AENA, S.M.E., S.A., the parent company of the Aena Group, of which 51% of the capital stock is owned by E.P.E. ENAIRE and the remaining 49% is listed on the Spanish stock market. AENA, S.M.E., S.A., operates 46 airports and two heliports in Spain and, through its subsidiary Aena Internacional, in addition to its stake in AMP, it owns 100% of the capital stock of two Brazilian concessionaire companies that operate 17 airports in Brazil and 51% of the capital stock of the concessionaire of London Luton Airport in the United Kingdom.

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PAP Shareholders and PAL Shareholders

The PAP Shareholders and PAL Shareholders, who would receive shares representing the capital stock of GAP pursuant to the Merger, are current shareholders of GAP. Laura Diez-Barroso Azcárraga and Juan Gallardo Thurlow are Company directors. For additional information, see GAP’s Annual Report section “Administrators and Shareholders— Principal Shareholders,” available at www.aeropuertosgap.com.mx and the website of the Mexican Stock Exchange, S.A.B. de C.V. at www.bmv.com.mx.

Information in this Information Statement relating to parties other than GAP is not the responsibility of the Issuer, as it is based exclusively on public information or data provided by the relevant parties for purposes of the transaction and preparation of this Information Statement.

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QUESTIONS AND ANSWERS

1.	What will be proposed to shareholders at the Meeting?

At the upcoming Extraordinary General Shareholders’ Meeting of GAP, shareholders will be asked to approve, where appropriate, the business combination of (i) technical assistance and transfer services that have historically been outsourced to our strategic partner AMP since our inception as a private airport group and (ii) the CBX business, a “landside” terminal in San Diego, California connected to a border crossing with the international airport in Tijuana, Baja California, Mexico. This business combination will be carried out through the Merger as described in this Information Statement.

2.	What is the Board of Directors’ opinion regarding the Merger and other actions described in this Information Statement?

Our Board of Directors, following the recommendation of our Audit and Corporate Practices Committee, considered that the Merger terms merit presentation for consideration and approval by our Extraordinary General Shareholders’ Meeting. The Audit and Corporate Practices Committee consists exclusively of independent directors and was strengthened by the invitation of two additional independent members: Ms. Alejandra Palacios Prieto and Mr. Luis Tellez Kuenzler. The Board considered various factors, including the analysis work supported by external legal, financial, and accounting advisors, resolved to present the Merger to the Company's shareholders for their consideration and approval. Morgan Stanley & Co. LLC. issued a fairness opinion included herein as Annex 5 “Fairness opinion”. For more information, see “Considerations of the Board of Directors” in this Information Statement.

3.	What is required for the Merger to occur?

The Merger is subject to approval by GAP’s Extraordinary General Shareholders’ Meeting and the corresponding merger agreement shall be executed, with the terms and conditions contained therein.

4.	What percentage of votes is required at the Meeting to approve the proposals described in this Information Statement?

Under applicable law and our current bylaws, resolutions of the Extraordinary General Shareholders’ Meeting must be approved by more than 50% of the Company’s outstanding capital stock, considering that the Merger involves entities related to our main line of business.

5.	What happens if the Merger is not approved by the shareholders?

If the Merger is not approved by the Extraordinary General Shareholders’ Meeting, GAP will continue operating under its current structure. The Merger would not occur, and, as a consequence, the ancillary transaction to acquire the 25% stake in CBX as described in this Information Statement would also not be carried out. GAP would therefore not internalize the technical assistance and technology transfer services nor integrate CBX into its business.

6.	Does the Merger imply a change of control in GAP?

No. The Merger does not imply in a change of control of GAP. The resulting shareholding structure will maintain continuity in management and corporate control of the Company.

7.	Does the Merger affect the rights derived from series B or BB shares?

No. The Merger does not affect the rights granted by Series B or Series BB shares in any way. Each share series would retain its existing rights, and GAP’s capital structure would remain unchanged.

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8.	Why is it now considered appropriate to internalize the technical assistance and transfer services that have been outsourced to date?

As described in this document, GAP’s management has continually considered the possibility of internalizing technical assistance and transfer services, which are currently outsourced to our strategic partner AMP. We believe that GAP will continue to grow and that we have reached sufficient maturity to provide these services internally. Therefore, we consider the moment of internalization to be optimal.

9.	If the Merger is approved, will the services currently outsourced to AMP cease?

No. If the Merger is completed, GAP would provide technical assistance and technology transfer services to all of its airports for the benefit of its operations. These services are essential for airport operations and are an essential part of this proposal to our shareholders, which is that they be maintained, but from within GAP’s own perimeter.

10.	How does the Merger impact GAP’s dividend policy?

No immediate changes are anticipated in GAP’s dividend policy as a direct result of the Merger. Any future changes will be evaluated by the Board of Directors based on the Company’s financial situation and growth prospects.

11.	How was the number of shares proposed to be issued pursuant to the Merger determined?

The number of shares proposed to be issued was considered reasonable by our Board of Directors, based on the recommendation of our Audit and Corporate Practices Committee. The committee's recommendation was based on analysis and proposals prepared by our management, supported by independent external financial advisors. The proposal was developed using multiple valuation methodologies and considering various endogenous and exogenous factors, without assigning particular weight to any of them, taking into consideration the analysis of Morgan Stanley & Co. LLC., as independent external financial advisors, as well as the negotiations of the parties. For more information, see “Shares to be issued by GAP” in this Information Statement.

12.	Is there a fairness opinion regarding the Merger?

Yes. A fairness opinion is attached as Annex 5 “Fairness opinion.” addressing the fairness of the shares to be delivered by GAP pursuant to the Merger. The opinion was issued on November 3, 2025, solely for use by the Audit and Corporate Practices Committee and Board of Directors in evaluating the Merger. It does not constitute a recommendation to shareholders on how to vote at the Extraordinary General Shareholders’ Meeting.

13.	Does the Merger result in dilution for current GAP shareholders?

Yes. We expect that the internalization referred to in this document will create long-term value for all our shareholders. However, as a result of the Merger, GAP is expected to issue approximately 90 million new net shares to the current shareholders of the Merged Companies, subject to adjustments (approximately 187 million new shares will be issued, and approximately 97 million shares representing GAP’s capital stock will be received by GAP as part of the assets of the Merged Companies and subsequently cancelled as a result of the Merger). Upon the Merger becoming effective, we expect that the number of outstanding shares representing our capital stock will increase by approximately 18% and our current Series B shareholders will suffer dilution.

14.	How were potential perceptions of conflict of interest addressed?

Considering that certain owners of the Merged Companies have relationships with GAP and/or the Merger, in line with our vision of transparency and respect to all our shareholders, we have taken, and will continue to take, measures to prevent even the mere perception of a conflict of interest. In that regard, the management proposal was presented to the Audit and Corporate Practices Committee, composed exclusively of independent members and strengthened by the invitation of two additional independent members with professionalism and proven experience. The Audit and Corporate Practices Committee was advised by independent external advisors: Morgan Stanley & Co. LLC, Galaz Yamazaki Ruiz Urquiza S.C. (member of Deloitte, Touche Tohmatsu Limited in México), Bufete Robles Miaja, S.C., and Cleary Gottlieb Steen & Hamilton LLP. The proposal was presented to the full Board of Directors, with potentially related members abstaining from deliberation and attendance.

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The aforementioned committee, strengthened by the invitation of other independent members, led and supervised vigorous analysis and negotiations with the owners of the companies to be merged, maintaining, at all times, the ability to reject any potential transaction and the Merger proposal was presented to our shareholders so that they are the ones who freely and informedly decide to effectuate it.

Further, pursuant to Mexican law, a shareholder that in the Merger has a direct or indirect interest contrary to those of the Company shall not participate in any deliberation associated with the transaction.

15.	How are the Series BB shares expected to be voted?

AMP, our strategic partner, has resolved that at the upcoming Extraordinary General Shareholders’ Meeting, it will vote its shares in the same manner as the majority of the votes cast at such meeting.

16.	Are government approvals required to complete the Merger?

In Mexico, except for the Extraordinary General Shareholders’ Meeting of the Company, and of the shareholders of the Merged Companies, we do not expect to require any material third-party consents.

In the United States we submitted (i) the notification under the Hart-Scott-Rodino Act (HSR), for which the waiting period expired without additional requests, and (ii) the notification to the Committee on Foreign Investment in the United States (CFIUS), which has been submitted and remains under review.

Furthermore, although no formal prior approval is required under the United States Presidential Permit Authorizing the Construction, Operation, and Maintenance of the San Diego-Tijuana Airport Cross Border Facility Near San Diego, California, at the International Boundary Between the United States and Mexico, or from the United States Customs and Border Protection (CBP), friendly communications have been held with the competent authorities in the United States, and, in accordance with the terms of the permit the relevant notice will be delivered on the effective date of the Merger.

17.	How can holders of shares representing GAP’s capital stock participate in the Meeting?

Only shareholders who are registered as owners of one or more shares of the Company will be admitted to the Extraordinary General Shareholders’ Meeting of the Company, convened, among other things, to discuss the matters described in this Information Statement, provided that they have obtained the corresponding admission card, with said registration being closed for all purposes three (3) business days prior to the meeting date. To attend the Meeting, shareholders must: (i) deposit their share certificates or deposit certificates issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. or any other national or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval must submit a list containing the name, address, nationality, and number of shares of the shareholders they will represent at the Meeting. Upon delivery of such documents, the Company shall issue shareholders an admission pass and/or deliver the forms that may be used to be represented at the Meeting pursuant to Article 49, Section III of the Mexican Securities Market Law. To attend the Meeting, shareholders must present the admission card and/or corresponding form. The shares deposited to be entitled to attend the Meeting will not be returned until after the Meeting has been held, upon delivery of the receipt issued to the shareholder or their representative. Shareholders may be represented at the Extraordinary General Shareholders’ Meeting by a person designated by the power of attorney signed before two (2) witnesses or by any other form of power of attorney granted in accordance with the law. However, with respect to shares representing the Company’s capital stock that are listed on a stock exchange, the proxy may only prove his or her identity by means of a power of attorney granted on forms prepared by the Company itself, which shall be made available to shareholders, including intermediaries in the securities market, during the period specified in Article 173 of the Mexican General Law of Commercial Companies. Information and documents related to meeting agenda items are available at the Company’s offices located at AV. Mariano Otero No. 1249 - B sixth floor, Col. Rinconada del Bosque, Guadalajara, Jalisco, C.P. 44530 or Arquímedes Number 19, fourth floor, Colonia Bosque de Chapultepec, C.P. 11580, Miguel Hidalgo, in Mexico City. The information and documents related to each of the items included in the agenda to be discussed at the Meeting, as well as the proxy forms that may be presented by persons attending on behalf of shareholders, are also available. Shareholders are invited to inform the Company in a timely manner if they require additional information.

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Shareholders are requested to review the notice of meeting published in accordance with the applicable provisions, which shall prevail over the above description.

18.	How can ADS (American Depositary Shares) holders vote?

Holders of ADSs representing GAP Series B shares may exercise their voting rights at the Extraordinary General Shareholders’ Meeting by instructing the depositary, The Bank of New York Mellon, in accordance with the procedures established in the deposit agreement entered into with that institution. For more information on these procedures, including deadlines, formal requirements, and the treatment of uninstructed votes, ADS holders are invited to consult Annex 6, “ADSs Voting Procedures,” which forms an integral part of this Information Statement, as well as to contact the depositary or their financial intermediary directly.

19.	Where can I obtain more information or resolve questions about the transaction?

For more information or questions, shareholders may consult the GAP website (www.aeropuertosgap.com.mx) or contact the Investor Relations Department by email at gmurillo@aeropuertosgap.com.mx or by phone at 01(33) 38 80 11 00 ext. 20294.

20.	As of what point in time would GAP consolidate the Merged Companies for purposes of its financial information?

GAP is expected to consolidate the Merged Entities in its financial information from the date on which it obtains control over them, in accordance with IFRS 10, which is expected to occur as of the date the Merger becomes effective between the parties.

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RISK FACTORS

The following risk factors related to GAP and the transaction have been identified. If any of the risks described below were to occur, they could materially and adversely affect the transaction, GAP’s business, financial condition, or results of operations. The risks described below are not the only ones that GAP and the transaction generally face. Additional risks and uncertainties that are not known to the Issuer and are not considered relevant may also have a material adverse effect on the transaction and on GAP’s business, financial condition, or results of operations.

Risk Factors Related to the Issuer

Information about risks related to GAP may be found in GAP’s Annual Report, which is incorporated by reference into this Information Statement. This document is available on the Mexican Stock Exchange website at www.bmv.com.mx and on GAP’s website at www.aeropuertosgap.com.mx.

Risk Factors Inherent to the Transaction

We cannot assure that the Merger will be completed or, if it is, when it will occur.

As of the date of this Information Statement, GAP cannot confirm that the Merger will be completed or take effect, or, if it does, the applicable deadlines. Among other things, the effectiveness of the Merger is subject to the approval by the Company’s Extraordinary General Shareholders’ Meeting, the execution of the merger agreement and to the terms and conditions provided therein. In addition, a notice has been submitted to the Committee on Foreign Investment in the United States (CFIUS), which remains under review.

The expected benefits may not be realized in full, at the expected speed, or to the anticipated extent.

The Merger involves directly incorporating businesses into GAP that currently operate through separate structures or specialized third parties. The success of the Merger will depend, in part, on GAP’s ability to properly implement the operational integration of such businesses and to achieve the anticipated strategic and operational benefits, including efficiencies, growth, and improvements in profitability.

We cannot guarantee that the expected benefits of the Merger will be fully realized or achieved at the expected pace. The internalization of technical assistance and transfer services and the integration of CBX require substantial operational and administrative reorganization efforts. There are risks related to adapting existing structures, integrating technical and commercial processes, and adjusting human, technological, and financial resources to fully absorb these functions. If these efforts are not executed in a timely or effective manner, the benefits may not materialize as anticipated.

In addition, GAP will need to continue operating its current businesses while implementing the Merger, which could pose additional challenges. If the expected benefits do not materialize as anticipated, or are delayed, GAP’s operating results, financial condition, and stock value could be adversely affected.

The expected synergies may not materialize.

The Merger is expected to generate operational and financial synergies for GAP, derived from the integration of structures, consolidating technical services, and coordinating operations. However, we cannot assure that these synergies will be achieved in the amounts, timing, or conditions anticipated. Factors such as cost overruns, uneliminated operational duplications, or delays in adopting shared systems and processes could limit our ability to capture such expected benefits.

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Opportunity in the consummation of the Merger and growth of derived business opportunities.

There is no assurance that the Merger will achieve the business growth opportunities, profit benefits, cost savings, and other anticipated benefits for GAP. We believe that the Merger is justified by the contemplated benefits. However, the expected benefits may not materialize, and other considerations under which the Merger was determined to be appropriate may prove to be incorrect.

We may not be able to fully implement our business plans and strategies due to factors beyond our control. For example, the businesses of GAP and CBX are subject to regulation, and we may face regulatory restrictions in both Mexico and the United States. As a result, the anticipated benefits may not be achieved as expected or may be delayed. To the extent that we incur additional costs, achieve lower profit benefits, or realize fewer cost savings than expected, our operating results, financial condition, and stock price could be affected.

Unforeseen operating costs.

GAP and the other parties to the Merger will incur costs related to the Merger. These costs primarily arise from accounting, tax, legal, and other professional services, compensation, transition costs, and costs from consolidating assets and information systems. These costs, whether incurred before or after the Merger, could be higher than expected and could materially and adversely affect our business, financial condition, results of operations, and cash flows.

AMP shareholders will continue to have significant influence over our operations, and their interests may differ from those of other shareholders.

Currently, AMP retains ownership of Series BB shares equivalent to 15% of our capital stock. As a result of the Merger, AMP will merge into GAP and will be extinguished, so these shares will be withdrawn from circulation. However, GAP will issue new shares, both Series B and Series BB, which it will deliver to the shareholders and/or partners of all the Merged Companies, including the current shareholders of AMP. Series BB shares have special rights that grant significant influence over our operations. Through the right of Series BB shareholders to appoint and remove management officers, Series BB shareholders participate in the Company’s decision-making process in areas such as business strategy, operations, finance, acquisitions, and disposals of assets or businesses. In accordance with our bylaws, Series BB shareholders have the right, subject to the opinion of the Nominating and Compensation Committee, to appoint and remove first-level officers, elect four members of the Board of Directors and their respective alternates, appoint three members of the operating committee, and appoint 20% of the members of each of the remaining GAP committees (or one member of any committee with fewer than five members). The members of the Audit and Corporate Practices Committee are selected in compliance with the independence rules under Mexican and U.S. laws and regulations. Certain matters require the favorable vote of the majority of Series BB shares, including, among others, the approval of our financial statements, increases or decreases in capital stock, the payment of dividends, the amendment of our bylaws, and any amendment that seeks to modify or cancel your right to appoint GAP’s first-level management officers. These rights are not subject to the term of the technical assistance agreement. The interests of the holders of Series BB shares may differ from those of our other shareholders. In addition, the current shareholders of GAP who own the Merged Companies would increase their individual holdings of Series B shares.

The merger agreement contains limited remedies in the event of contingencies arising from the integration of the companies to be merged.

The merger agreement contains limited remedies. If, upon the Merger taking effect, we encounter contingencies not estimated in the integrated entities and/or arising from the Merger, the remedies agreed upon with the owners of the Merged Companies may not be sufficient to cover the damages and/or losses suffered by GAP as the surviving company. GAP universally acquires the assets, rights, and liabilities of the Merged Companies, and the Merged Companies would be extinguished. If such contingencies significantly exceed the agreed remedies, GAP could experience a significant adverse effect on its operations, results, and/or business.

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The market price of Series B common shares could decline in the future as a result of the sale of Series B common shares.

Pursuant to the Merger, if approved by our shareholders, it is expected that GAP would issue and put into circulation approximately 90 million new net shares representing its capital stock, subject to adjustments (approximately 187 million new shares to be issued, less approximately 97 million shares representing GAP’s own capital stock that would be received as part of the assets of the Merged Companies as a result of the Merger and subsequently cancelled). Upon the effectiveness of the Merger, we estimate that the number of outstanding shares representing our capital stock will increase by approximately 18%, and our current Series B shareholders will experience dilution.

Subject to the agreed limitations, shareholders who receive new shares representing our capital stock may attempt to sell them, as well as the shares they held prior to the Merger. Other shareholders may also attempt to sell the Series B common shares they own after the Merger or in anticipation of it. These sales, or the perception that they may occur, together with the increase in the number of Series B common shares outstanding, could adversely affect the market and the shares’ market price. To mitigate this risk, the merger agreement contains a commitment by shareholders receiving shares pursuant to the Merger not to dispose of the shares received for a period of 365 days after the date on which the Merger is approved by GAP’s Extraordinary General Shareholders, except for two portions that will not be subject to sale restrictions. The first 25% portion may be offered for sale once a period of 90 calendar days has elapsed from the date on which the Merger is approved at GAP’s Extraordinary General Shareholders’ Meeting, and the second 25% portion may be offered for sale once a period of 180 calendar days has elapsed from date on which the Merger is approved GAP’s Extraordinary General Shareholders’ Meeting. All offers for sale must be made through subsequent registered public offerings or registered block sales in Mexico or the United States that comply with current securities regulations in coordination with GAP as issuer.

However, such mitigation efforts may not be sufficient to prevent a negative impact on the price of the shares representing our capital stock.

If key officers managing CBX cease to participate or fail to adapt successfully, CBX’s business operations could be adversely affected.

CBX’s operations depend significantly on its key managers and officers. The performance, retention, and adaptability of these key personnel will be critical to achieving the expected benefits of the Merger. If such key officers do not continue to provide their services to CBX, or if they fail to perform or adapt satisfactorily, CBX’s business operations could be adversely affected. This could affect GAP’s consolidated business, financial condition, and stock price.

The uncertainty arising from the Merger could make it difficult to retain key personnel.

The implementation of the Merger will require adjustments to the organizational structure and management of key functions. These include strategic planning, technical operations, and business development. This transition could create uncertainty among key employees who currently work at the Merged Companies and who have relevant technical, operational, or managerial experience. The departure of these employees or difficulties in attracting or retaining qualified personnel could adversely affect the execution of the integration plans. This could consequently affect GAP’s consolidated performance.

CBX is an existing business that is subject to various risk factors beyond our control.

CBX is an existing business that is subject to various risk factors currently beyond our control. These include, but are not limited to, regulatory risk, labor disputes, third-party and reputational perceptions, migration, security, and cybersecurity risks. The materialization of any of these risks or additional risks could have adverse effects on our results, financial condition, and stock price.

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Our efforts to integrate the businesses to be internalized may not be successful.

Our management will need to devote substantial time and attention to the integration process of the businesses involved in the Merger. This may reduce the time our management devotes to current operations, attracting new customers, and developing new services or strategies. If the integration process is not managed successfully, the quality of our services and our business activities may be affected. Likewise, relationships with our customers may deteriorate, integration costs may increase, and reputational damage may occur, among other things. This, in turn, may have an adverse effect on our results, financial condition, or stock price.

The Merger could affect the market price of GAP’s shares or our credit ratings.

If the Merger is completed, the price of GAP shares could fluctuate. There is no guarantee that such fluctuations will be positive. We cannot assure you that the market price of the shares issued by GAP, or our credit ratings, will not be affected as a result of the Merger.

The Merger may not result in an increase in value for shareholders. It may not improve the liquidity and tradability of the shares representing our capital stock. The perception of certain investors regarding the Merger could decrease the market price of our shares or affect their liquidity and/or operability. The stock markets have experienced volatility which, combined with general economic, market, and/or political conditions, could negatively affect the market price of our shares and/or their liquidity, particularly if the Merger is not viewed favorably by investors.

The pro forma financial information presented is not necessarily indicative of future results and has not been audited.

The unaudited pro forma financial information included in this Information Statement is solely for illustrative purposes and to show GAP’s financial statements after the Merger; therefore, it does not represent actual results of operations that would have been obtained if the Merger had been concluded within the estimated time frames. Accordingly, the pro forma financial information presented herein may not reflect GAP’s financial condition or results of operations. The consolidated financial statements as of the date the Merger becomes effective may differ from the unaudited pro forma consolidated financial statements attached hereto.

The unaudited pro forma financial information included in this Information Statement was prepared based on available information and assumptions that GAP’s management considers reasonable. It is not intended to reflect the actual consolidated operating results that would have been achieved had the Merger been completed on the assumed dates. It is also not intended to project GAP’s consolidated operating results or financial position. The unaudited pro forma consolidated financial information of GAP included herein should be read in conjunction with GAP’s historical consolidated financial statements, the notes thereto, and the additional financial information included in its Annual Report, as well as in its interim financial information provided in the Quarterly Report.

Differences between the accounting principles and policies of GAP and the Merged Companies.

The financial statements of the Merged Companies use different accounting principles and financial reporting standards. GAP’s financial statements are prepared in accordance with IFRS. Our management is in the process of identifying the differences between the various accounting principles and accounting policies used. To date, GAP estimates concluding that the differences of accounting principles are not material, given that the entities’ figures, were adjusted to GAP’s accounting policies, and on the accompanying pro forma condensed consolidated financial statements.

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We cannot guarantee that the permits, authorizations, and/or governmental consents necessary for the operation of the CBX project will continue in the long term or that their terms will not be modified.

Obtaining the permits, authorizations, and/or governmental approvals in Mexico and the United States necessary for the construction, maintenance, and operation of the CBX project required years of work, effort, and cooperation from the investors in said project and from the authorities in both Mexico and the United States. This included, without limitation, the now Secretary of Infrastructure, Communications, and Transportation of Mexico, the Mexican Ministry of the Interior, the U.S. Department of State, the Port of San Ysidro, and U.S. Customs and Border Protection (CBP). It also required consensus at the local and municipal levels. To date, CBX has a Presidential Permit from the United States titled “Presidential Permit Authorizing the Construction, Operation, and Maintenance of the San Diego-Tijuana Airport Cross Border Facility Near San Diego, California, at the International Boundary Between the United States and Mexico.” CBX also has approval from the U.S. Customs and Border Protection (CBP) to provide inspection services at the CBX. In Mexico, on March 19, 2013, the then Ministry of Communications and Transportation granted Tijuana Airport concessionaire a permit, renewed in 2014, authorizing the construction of an Air Crossing called the “Otay-Tijuana Cross Border Facility.” At the end of 2015, the Ministry of the Interior established the Tijuana-San Diego Airport Pedestrian Connection as a place for international passenger traffic. We cannot guarantee that the permits, authorizations, and/or consents will be maintained or that they will be maintained under their current terms. The loss or modification, in terms unfavorable to us, of government permits, authorizations, and/or consents could prevent or significantly affect the operation of the CBX project. This could therefore affect our operation and results once the project integration is completed.

For example, the “Presidential Permit Authorizing the Construction, Operation, and Maintenance of the San Diego-Tijuana Airport Cross Border Facility Near San Diego, California, at the International Boundary Between the United States and Mexico,” issued on August 4, 2010, provides that it may be terminated or modified at the discretion of the Secretary of State of the United States. In addition, the aforementioned permit establishes that when, in the judgment of the President of the United States, the national security of that country so requires, the United States shall have the right to enter and take possession of any of the U.S. facilities or parts thereof. The United States may retain possession, management, or control thereof for such time as the President deems necessary, and subsequently restore possession and control to the permit holder. Under the permit, if the United States exercises this right, it shall pay the permit holder fair and equitable compensation for the use of such U.S. facilities, based on a reasonable profit under normal conditions, and the cost of restoring such facilities to the condition in which they were at the time of entry and taking possession thereof, less the fair value of any improvements made by the United States. In the event of discretionary termination or modification of the permit, no compensation is provided. Even though we believe that there is currently no indication that such events could occur, we cannot guarantee this. The occurrence of any of the above events would temporarily or permanently prevent the operation of the CBX project and could therefore have a material adverse effect on our operations and results once the CBX project has been integrated into GAP.

GAP is subject to regulatory risks that could increase as a result of the Merger. Changes in tax laws or other laws, including securities and antitrust laws, changes in their interpretation or other interpretations, could, as a result, negatively affect the profitability of the Merger.

Our business is subject to constantly evolving tax laws in multiple jurisdictions. Changes in these laws or their interpretation, as well as challenges by tax authorities, could adversely affect our financial condition and results of operations. The governments of Mexico and the United States could implement changes in tax regimes that could increase the tax burden on companies and consumers. This could adversely impact our expectations regarding the businesses involved in the Merger. The effects of tax reforms cannot be quantified. In addition, we are subject to periodic reviews and audits by domestic and foreign tax authorities. As a result of the Merger, we will be exposed to new laws and tax authorities. Any adverse outcome of such review or audit could harm our financial condition and operating results. It could require adverse changes in our business practices or subject us to additional litigation and regulatory investigations. Tax laws are often subject to interpretation. We are exposed to the risk that tax authorities in the jurisdictions in which we operate, or in which we will operate as a result of the Merger, may challenge our positions. If such challenges are successful, they could result in significant additional tax liabilities, which could adversely affect our cash flows, effective tax rate, and overall financial performance. The Merger could increase our exposure to the aforementioned risks. Furthermore, the implementation of the Merger involved various accounting, financial, and regulatory judgments. Our decisions, although we believe they are reasonable, may involve uncertainty and could differ from a determination by authorities, or of the need to require an authorization, including tax, securities, and antitrust authorities, which may affect our financial results in the period or periods for which such determination is made. The above-mentioned may have an impact on permits, concessions, tax returns, and other regulatory and administrative interactions.

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We cannot assure that the number of shares to be issued by GAP pursuant to the Merger will reflect the value of the Merged Companies, or that they will be considered by all of our shareholders to be in the best interest of GAP.

One or more shareholders may not agree with the terms of the agreements related to the Merger. In addition, there may be perceptions that the negotiations do not necessarily favor all of the Company’s shareholders. We cannot guarantee that the number of shares to be issued by GAP will reflect the value of the Merged Companies. We also cannot guarantee that said number will be considered by all our shareholders to be in the best interests of GAP. The proposal contained in this Information Statement considers various factors, some of which are discretionary and may not coincide with the perceptions of one or more shareholders.

The content of the fairness opinion may not coincide with the expectations of all shareholders.

The fairness opinion issued by Morgan Stanley & Co. LLC, as independent external financial advisors, which is included as Annex 5 “Fairness opinion” to this Information Statement, regarding the economic terms of the Merger, does not constitute a recommendation to shareholders. It also does not guarantee that the implied value or terms of the Merger will be perceived as reasonable or adequate by all our shareholders. The opinion reflects only a view from a financial perspective and at a specific date, without considering subsequent tax, accounting, strategic, or market effects. Therefore, it cannot be guaranteed that all investors will agree with the analysis presented by the external advisor.

CBX’s revenues are highly dependent on passenger and air traffic levels, which are partly dependent on factors beyond CBX’s control.

CBX’s revenues are directly linked to passenger traffic and the number of air traffic operations at Tijuana Airport. These factors directly determine revenues generated by ticket sales and, indirectly, revenues from parking and ancillary services. CBX’s main source of revenue comes from ticket sales to passengers who have a plane ticket to board or depart from Tijuana. Consequently, disruptions to passenger traffic at Tijuana Airport and its air traffic operations directly affect CBX’s revenues. Such traffic and operations may vary for reasons beyond CBX’s control, including, without limitation, factors related to health or seasonality; severe or extreme weather conditions; economic conditions in Mexico, the United States, or globally; the political situation in Mexico, the United States, and the rest of the world; the suspension or termination of operations of one or more airlines; the advantages offered by other destinations; fluctuations in fuel prices (which may cause airlines to increase their fares); changes in government policies applicable to the aviation industry; and an increase or decrease in airline fleets.

Impacts on Tijuana Airport would affect CBX’s business.

CBX’s main source of income comes from the sale of tickets to passengers who have an airline ticket to board or depart from Tijuana. Disruptions at Tijuana Airport would affect its income and business. Tijuana Airport operations are subject to various operational risks, such as dependence on services provided by third parties, including the government or government entities, interruptions or suspensions of ground services, as well as regulatory risks, such as loss of its concession title or changes in immigration policy. Any interruption or disruption to the operation of Tijuana International Airport could significantly affect CBX’s operations and business. In the event that the concession title for Tijuana Airport is affected or lost, or GAP loses control of it, there is no guarantee that a new concessionaire will maintain commercial relations with CBX or maintain them on similar terms. For more information on the main risks to which Tijuana Airport is subject, as well as other airports consolidated by GAP, please refer to GAP’s Annual Report.

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Cross-border crossing alternatives between Mexico and the United States at the border could increase or improve, which could affect CBX’s business.

As of the date of this Information Statement, there are fewer than ten border crossings in the Baja California and California region. CBX has been a highly competitive alternative due to the time savings it offers compared to other alternatives. However, we cannot guarantee that the number of cross-border crossing alternatives in the region will not increase or that current or new alternatives will not improve their service conditions. Increased competition could lead CBX to increase its advertising and promotion expenses, as well as reduce the prices of its services and/or increase its investment expenses. This could lead to a decrease in its operating margins, generate a greater number of options for users, or make it difficult for CBX to retain its current users or attract new ones. The foregoing could lead to a decrease in CBX’s profitability.

Changes in the trade and immigration policies of the United States and/or Mexico could adversely affect CBX’s business.

CBX’s business may be affected by developments in the trade and immigration policies of the United States and Mexico. Increased scrutiny may discourage visa holders from traveling, and additional restrictions on travel or travelers between Mexico and the United States could reduce international passenger traffic, which is CBX’s main source of revenue.

CBX’s operations are highly dependent on third-party services.

CBX’s operations are highly dependent on third-party services that may be interrupted, suspended, or failed due to factors beyond CBX’s control. U.S. Customs and Border Protection (CBP) officials provide inspection services and process applications for entry into the United States within the passenger terminal on the U.S. side of the border. Within the passenger terminal on the Mexican side of the border, agents from the National Institute of Migration provide inspection services and process applications for entry into the United States. If the aforementioned services are suspended or interrupted for any reason, CBX’s operations and business could be significantly and adversely affected. There are other services provided by third parties, such as maintenance and transportation, whose interruption or disruption could affect the experience of CBX travelers and users. This could affect CBX’s business.

The businesses of GAP and CBX are particularly sensitive to economic conditions and developments in the United States and Mexico.

The businesses of GAP and CBX are particularly influenced by economic trends in both the United States and Mexico, especially as they affect leisure travel, consumer spending, and international tourism. Economic events occurring in both the United States and Mexico may adversely affect GAP’s business, operating results, and financial condition. In 2024, U.S. gross domestic product increased 2.8% compared to 2023, compared to 2.9% growth in 2023, according to the U.S. Bureau of Economic Analysis. According to the National Institute of Statistics and Geography, in 2024, Mexico’s gross domestic product grew by 1.2% compared to 2023. This growth showed a slowdown compared to the 3.4% recorded in 2023. If the U.S. economy and/or the Mexican economy falls into recession or slows down significantly, it is likely to have a material adverse effect on the operating results of both GAP and CBX, due to the reduction in passenger traffic traveling to and from the United States.

If the Merger is completed, we may be exposed to additional risks than we have historically been exposed to.

If technical assistance and transfer services are internalized and the CBX is integrated, this would expose us to additional risks beyond those to which we have traditionally been exposed. Excluding the consideration for outsourced services that we currently pay, our direct costs on a consolidated basis will increase as a result of the integration of service provision and the CBX into our structure. Operating costs and expenses that are currently the responsibility of third parties would become our responsibility. Among other things, we could face labor liabilities that we do not currently have, from a payroll of employees who are not currently employed by us. In addition, with the integration of the Merged Companies, legal, tax, and accounting contingencies may arise that are currently unknown to us, as is usual in business combinations. Furthermore, there may be costs, expenses, and difficulties associated with the implementation of the Merger.

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The assets that may be integrated as a result of internalization could, in accordance with applicable accounting standards and principles, be subject to impairment, in which case we would have to record a loss.

Under IFRS, International Accounting Standard 36 (IAS 36) sets out the procedures an entity must follow to ensure that its assets are not carried at more than their recoverable amount. An asset is considered to exceed its recoverable amount when its carrying value is higher than the amount that can be recovered through its use or sale. In such cases, the asset is deemed impaired, and the Standard requires the entity to recognize an impairment loss. Recording an impairment loss would negatively affect our financial information and results. At this time, we cannot assure whether the assets potentially integrated as a result of internalizations will be subject to impairment upon acquisition or in the future. If they are, we are currently unable to estimate the amount of any such loss.

Third parties could terminate or modify existing contracts or relationships with GAP or the Merged Companies.

Customers, suppliers, vendors, lessors, licensees, and other business partners may attempt to terminate and/or modify contracts with GAP and/or the Merged Companies by virtue of the Merger, which could result in a loss of potential future revenue and important rights for their respective businesses.

The number of shares to be issued by GAP is substantially fixed and we do not expect for it to be adjusted in the event of a change in the price of GAP shares or factors affecting GAP or the Merged Companies.

The number of shares to be issued by GAP pursuant to the Merger will be set forth in the merger agreement and we do not estimate that such number will not be adjusted thereafter to reflect changes in the market price of the shares representing the capital stock of GAP or other factors affecting GAP or the Merged Companies. In addition, it is proposed to our shareholders to delegate broad powers to determine the definitive terms of the Merger, on or before its effective date, including the number of shares to be issued. The definitive terms of the Merger may depend on various factors, some of which will be discretionary and may not coincide with the perceptions of one or more GAP shareholders.

Our shareholders will suffer a dilution in their shareholding and voting rights as a result of the issuance of shares as part of the Merger.

We expect that the internalization referred to in this document will create long-term value for all our shareholders. However, as a result of the Merger, GAP is expected to issue approximately 90 million new net shares to the current shareholders of the Merged Companies, subject to adjustments. Upon the Merger becoming effective, the number of outstanding shares representing our capital stock is expected to increase by approximately 18% and our current Series B shareholders will suffer dilution.

Maturity of Term Obligations

As a result of the Merger, the payment of all debts of the companies to be merged would be agreed upon and, in accordance with Article 225 of the Mexican General Law of Commercial Companies, the term debts of the Merged Companies will be due and GAP will be obliged to cover them with the resources at its disposal.

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Estimates and associated risks

The information included in this Information Statement reflects GAP’s perspective on future events and may contain information on financial results, economic situations, trends, and uncertain events. When evaluating such provisions or estimates, our shareholders should take into account the factors described in this section and other warnings contained in this Information Statement or in any other document disclosed to the public in connection with the Merger. The actual results could differ materially from those expected.

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MATTERS TO BE RESOLVED

At the Extraordinary General Shareholders’ Meeting, our shareholders will be asked to discuss and, if appropriate, approve the following matters, among others:

A.	Merger: The Merger, together with its ancillary matters, will become effective between the parties as provided in the merger agreement. Additionally, it will become fully effective against third parties on the date the Merger resolutions are registered with the corresponding Public Registry of Commerce. This is because, as part of the Merger, the Merged Entities and GAP, as the surviving entity, have agreed to pay any debts owed to creditors who have not granted their consent to the Merger and who so require, in accordance with Article 225 of the Mexican General Law of Commercial Companies.

GAP, as the surviving company, shall assume the rights and obligations of the Merged Companies, and shall become the universal successor to all rights, assets, obligations, and liabilities of the Merged Companies, except for those assets (if any) that are extinguished at the time of the Merger.

That the system for extinguishing the liabilities of the Merger consist of GAP assuming all obligations and claims of any nature or quality. This includes principal, derivative, or accessory obligations that comprise the liabilities of the Merged Companies at the time the Merger takes full effect. All such liabilities shall be extinguished through their unconditional, timely, and prompt fulfillment by GAP on the payment dates established in the legal acts that originated them or that result in accordance with law.

That, by virtue of the Merger, the new shares representing GAP’s capital stock shall be delivered to direct or indirect shareholders of the Merged Companies.

That, the Company's Board of Directors shall be granted broad powers to define the terms of the Merger.

B.	Balance Sheet: To approve the balance sheet as of September 30, 2025, which will be used as a reference for carrying out the Merger. The figures in said balance sheet will be updated and adjusted to the amounts actually obtained on the date on which the Merger takes effect.

That the Merger shall take as a reference the internal balance sheets of the Company and the Merged Companies as of September 30, 2025.

C.	Capital Increase and Amendment of Bylaws: To increase the Company’s capital stock by issuing approximately 187 million shares representing the capital stock, in its fixed portion, and cancel approximately 97 million additional shares representing its capital stock received in the Merger. The final amount of the capital increase, the shares to be issued, and their proportion among the different series that make up our capital stock will be determined when the Merger becomes effective.

The amendment to Article Six of the Company’s bylaws to reflect the adjustments to the capital stock resulting from the Merger and the capital increase, and the authorization of the Company’s attorneys-in-fact to reflect the definitive increase in capital stock in the various corporate, accounting, tax, and any other applicable records and documents.

D.	Merger Agreement: Approval of the merger Agreement, substantially in terms of Annex 3 “Form of Merger Agreement” to this Information Statement.

E.	Ancillary and Complementary Matters: To approve and/or ratify the execution, amendment, and/or termination of agreements complementary to and ancillary to the Merger, including, without limitation, the acquisition of the minority interest in CBX.

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F.	Delegation of Powers to the Board of Directors: The broad delegation of powers to the Board of Directors of GAP to determine the terms of the Merger on or before its effective date, including, without limitation, the number of shares to be issued, cancelled, and/or held in treasury, the amount of the capital increase, the entities to be merged, the effective date of the Merger, the obligations to do and not to do of the parties involved in the Merger, the terms of the merger agreement, its amendments, waivers, extensions, and its termination. The Board of Directors may determine, if it deems it convenient, not to consummate the Merger or to consummate it on the terms it deems appropriate for the benefit of the Company.

G.	Granting of Powers: To authorize the Company’s attorneys-in-fact, officers, and/or delegates to carry out all acts necessary or convenient to implement the resolutions of the Extraordinary General Shareholders’ Meeting. This includes preparing, executing, modifying, and/or terminating all agreements, covenants, contracts, notices, applications, writings, and other acts and documents related to the Merger and the operations approved by the Meeting. If convenient or necessary for the Company, such persons may modify the terms, conditions, and characteristics thereof, grant exemptions and may choose to terminate agreements. That the attorneys-in-fact, officers, and/or delegates of the Company may act on its behalf and in its representation before any person, whether natural or legal, including financial institutions and entities, and before any governmental authority at the federal, state, local, municipal, national, or foreign level, in any matter of any kind or nature.

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Shares to be issued by GAP

Pursuant to the Merger, if approved by our shareholders, it is estimated that GAP would issue and put into circulation approximately 90 million new net shares representing its capital stock, subject to adjustments. As a result of the Merger, if approved, GAP would issue approximately 187 million new shares. However, before the Merger, the Merged Companies own approximately, 97 million shares representing the capital stock of GAP. Thus, once the Merger is effective, GAP would receive such shares as part of the Merged Companies’ assets. The shares so received by GAP as a result of the Merger would be cancelled.

The foregoing is subject to adjustments that are not expected to be material arising from the merger agreements. Additionally, the Board of Directors may determine the final terms of the Merger on or before its effective date. The final amount of the capital increase (which will consider the theoretical par value of the shares), the final number of shares to be issued, and their proportion among the different series that make up our capital stock will be determined on the effective date of the Merger and will be reported in a timely manner.

The number of shares to be issued was proposed based on analysis and proposals prepared by our management and revised by our Audit and Corporate Practices Committee and our Board of Directors, to be proposed before GAP’s shareholders at the Extraordinary General Shareholders’ Meeting. This proposal was based on using multiple valuation methodologies and considering various endogenous and exogenous factors, without assigning particular weight to any of them, taking into consideration the analysis of Morgan Stanley & Co. LLC., as independent external financial advisors, as well as the negotiations of the parties.

The aforementioned external advisors provided advisory services to the Audit and Corporate Practices Committee, with the participation of management. Their services were exclusively regarding the formulation of a potential proposal for the internalization of technical assistance and technology transfer services and the integration of the CBX project. These external financial advisors issued a fairness opinion which is included as Annex 5 “Fairness opinion” to this Information Statement.

Among the many factors considered that led our Board of Directors, with the opinion of the Audit and Corporate Practices Committee and the support of its external advisors, to consider reasonable the proposed share issue referred to in this document, it was considered that the potential Merger would create long-term value for GAP and all parties with an interest in GAP.

For more information, see the sections “Considerations of the Board of Directors’”, “Strategic Reasons” “Opinion And Analysis Of The Financial Advisors” in this Information Statement.

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SELECTED FINANCIAL INFORMATION

The selected financial information included in this section is derived from the Issuer’s accounting records and unaudited Pro Forma Condensed Consolidated Financial Information, which consider the effects of the transaction. This information should be read in conjunction with the section “Management’s Discussion And Analysis Of Operating Results And Financial Condition” and the unaudited Pro Forma Condensed Consolidated Financial Information contained in this Information Statement. The figures included herein are presented in Mexican pesos, unless specified otherwise.

For further information and a detailed description of how the Pro Forma Condensed Consolidated Financial Information was prepared and how the transaction is reflected therein, please read the notes to the pro forma financial information and the independent auditors’ report thereto, which are attached hereto as Annex 1 “Assurance report of the independent accountants on the compilation of the pro forma financial information”.

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Pro Forma Condensed Consolidated Statement of Financial Position (unaudited)

				Pro forma adjustments
As of December 31, 2024 (Thousands of pesos)	GAP	Merged Entities (a)	OTV (b)	Eliminations and adjustment (c)	Business Combination (d)	Expenses, interest and amortization (e)	GAP Pro forma

Assets
Current assets
Cash and cash equivalents	$13,466,027	$3,764,455	$592,691	$(4,861,355)	$4,861,355	$(595,357)	$17,227,816
Trade accounts receivable - net	2,696,831	-	97,937	(569)		-	2,794,199
Other current assets	1,294,653	55,709	114,436	(54,575)		-	1,410,223
Total current assets	17,457,511	3,820,164	805,064	(4,916,499)	4,861,355	(595,357)	21,432,238
Advanced payments to suppliers	1,158,227	-	-	-		-	1,158,227
Machinery, equipment, and improvements on leased assets – net	4,819,108	125,447	2,839,941	(2,568,298)	3,377,851	-	8,594,049
Improvements to concession assets - net	36,612,316	-	-	-	-	-	36,612,316
Airport concessions - net	9,622,181	-	-	-	-	-	9,622,181
Rights to use airport facilities - net	597,799	-	-	-	-	-	597,799
Other acquired rights – net	2,867,859	-	-	-	-	-	2,867,859
Deferred income taxes – Net	8,128,715	111,777	-	(111,777)	-	-	8,128,715
Stock investments	-	19,970,967		(19,970,967)	-	-
Intangable asset / Goodwill / Others	-	2,004,425		(2,004,425)	39,635,221	(272,708)	39,362,513
Other assets	389,357	930,531	38,813	(711,398)	-	-.	647,303
Total Assets	81,653,073	26,963,311	3,683,818	(30,283,364)	47,874,427	(868,065)	129,023,200
					-
Liabilities					-
Current liabilities	20,450,088	238,202	1,785,126	(591,766)	-	(178,607)	21,703,043
Total long-term liabilities	36,581,246	260,018	323,992	-	9,911,052	-	47,076,308
Total liabilities	57,031,334	498,220	2,109, 118	(591,766)	9,911,052	(178,607)	68,779,351

Stockholders’ equity
Common stock	1,194,390	8,863,718	391,225	(9,254,943)	213,395	-	1,407,785
Additional paid-in capital	-	-	-	-	38,544,197	-	38,544,197
Legal reserve	920,187	979,154	-	(979,154))	-	-	920,187
Retained earnings	16,957,723	15,726,046	993,552	(18,561,04)	-	(689,458)	14,426,535
Reserve for repurchase of shares	2,500,000	325,808	-	(325,808)	-	-	2,500,000
Foreign currency translation reserve	769,800	570,365	189,923	(570,365)	(794,217)	-	165,506
Remeasurements of employee benefits – Net of income tax	8,282	-	-	-	-		8,282
Reserve for financial instruments of cash flow hedges - Net of income tax	(4,583)	-	-	-		-.	(4,583)
Total equity attributable to controlling interest	22,345,799	26,465,091	1,574,700	(29,691,598)	37,963,375	(689,458)	57,967,909
Non-controlling interest	2,275,940	-	-.	-	-	-.	2,275,940
Total Stockholders’ equity	24,621,739	26,465,091	1,574,700	(29,691,598)	37,963,375	(689,458)	60,243,849

Total Liabilities and Stockholders’ equity	$81,653,073	$26,963,311	$3,683,818	$(30,283,364)	$47,874,427	$(868,065)	$129,023,200

The accompanying notes are part of the condensed consolidated pro forma (unaudited) statements of income and other comprehensive income.

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Condensed pro forma consolidated statements of income and other comprehensive income (unaudited)

Pro Forma Condensed Consolidated Statements of Income and Other Comprehensive Income (unaudited)

As of December 31, 2024			Pro forma adjustments
(Thousands of pesos)	GAP	Merged entities (a)	OTV (b)	Eliminations and adjustment (c)	Expenses, interest and amortization (d)	GAP pro forma

Revenues
Aeronautical services	$19,110,067	-	-	-	-	$19,110,067
Non-aeronautical services	7,671,766	-	2,619,450	(2,463)	-	10,288,753
Share of profit from Associate Company	-	5,455,758	-	(5,455,758)	-	-
Technical assistance	-	845,234	-	(845,234)	-	-
Improvements to concession assets (IFRIC 12)	6,832,541	-.	-.	-.	-.	6,832,541
Total Revenues	33,614,374	6,300,992	2,619,450	(6,303,455)	-	36,231,361

Operating Expenses
Operating Costs:
Employee cost	2,125,958	122,381	247,513	(122,381)	-	2,373,471
Maintenance	848,575	-	79,151	-	-	927,726
Safety, security and insurance	831,411	-	60,085	-	-	891,496
Utilities	542,482	-	18,202	-	-	560,684
Expected credit loss of the year	24,768	-	-	-	-	24,768
Others operation expenses	890,047	54,690	500,280	(57,153)	200,075	1,587,939
Technical assistance fees	845,234	-	-	(845,234)	-	-
Concession taxes	2,666,751	-	-	-	-	2,666,751
Depreciation and amortization	3,061,039	-	148,047	-	272,708	3,481,794
Cost of improvements to concession assets (IFRIC 12)	6,832,541	-	-	-	-	6,832,541
Other income	(105,076)	(608,571)	(5,532)	605,785.	-.	(113,394)
Total Operating Expenses	18,563,730	(431,500)	1,047,746	(418,983)	472,783	19,233,776
Income from operations	15,050,644	6,732,492	1,571,704	(5,884,472)	(472,783)	16,997,585

Finance cost	(2,934,903)	407,647	(166,109)	(407,647)	(395,282)	(3,496,294)
Income before income taxes	12,115,741	7,140,139	1,405,595	(6,292,119)	(868,065)	13,501,291
Income tax	(3,240,302)	(273,605)	(91,481)	273,605	178,607	(3,153,176)
Net profit for the year	8,875,439	6,866,534	1,314,114	(6,018,514)	(689,458)	10,348,115
Exchange differences on translating foreign operations	1,132,599	173,266	-	(173,266)	-	1,132,599
Cash flow hedges, effective portion of changes in fair value, net of income tax	(65,303)	-	-	-	-	(65,303)
Remeasurements of employee benefit – net of income tax	10,202	-.	-.	-.	-.	10,202
Total comprehensive income for the year	9,952,937	7,039,800	1,314,114	(6,191,780)	(689,458)	11,425,613
Non-controlling interest	(385,774)	-.	-.	-.	-.	(385,774)
Total comprehensive income for the year attributable to controlling interest:	$9,567,163	$7,039,800	$1,314,114	$(6,191,780)	$(689,458)	$11,039,839

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The accompanying notes and the notes included below form part of the unaudited pro forma condensed consolidated statements of income and other comprehensive income.

Proforma adjustments

Below are the proforma adjustments that are being recognized in the pro forma condensed consolidated statement of financial position as of December 31, 2024, as well as in the condensed pro forma consolidated statements of income for the year ended on December 31, 2024, in connection with the internalization of the businesses through the Merger: (i) the technical assistance services and technology transfer that have been outsourced to our strategic partner AMP since GAP’s inception; and (ii) the CBX, a landside terminal in Otay Mesa, San Diego (United States) with pedestrian connection unique of its type in the world, which connects the Tijuana International Airport (in Mexico), through the merger at the same time of the following five entities within GAP: through which the aforementioned businesses are held and operated with be held and operated connected to a pedestrian bridge that Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V., and Proyectos de Infraestructura Charter, S. de R.L. de C.V. (the “Entities to be Merged”). The latter, in the context of a comprehensive development, growth, and diversification plan, GAP 2.0, which seeks to drive the Company to the next level for the benefit of all our shareholders and stakeholders, as if such transaction have occurred on December 31, 2024, with respect to the pro forma condensed consolidated statement of financial position, and January 1, 2025 with respect to the condensed pro forma consolidated statements of income.

For purposes of the proforma adjustments, a Mexican Peso to dollar exchange rate of $18.3825 and $20.2685 as of September 30, 2025 and December 31, 2024, respectively, was used for purposes of the pro forma condensed consolidated statement of financial position; and the average exchange rates of $19.5381 and $18.3000 for purposes of the condensed pro forma consolidated statements of income for the nine-month period ended September 30, 2025, and for the year ended December 31, 2024, respectively.

Proforma financial statements as of December 31, 2024:

GAP Column – The historical information included in the GAP column, is derived from the (audited) consolidated statements of financial position as of December 31, 2024, and the (audited) statements of income and other comprehensive income of GAP for the year ended on December 31, 2024, pursuant to the International Financial Reporting Standards, issued by the International Accounting Standards Board IASB.

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(a)	Entities to be Merged Column – The historical information presented in the column, is derived from the (audited by independent auditors) statements of financial position as of December 31, 2024, and the (audited) combined statements of income and other comprehensive income for the year ended on December 31, 2024, of the 5 Entities to be Merged: Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (which is the only one audited by our independent auditors), Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V., and Proyectos de Infraestructura Charter, S. de R.L. de C.V.

(b)	OTV Column – The historical information provided in the OTV column, is derived from the (audited) consolidated statements of financial position as of December 31, 2024, converted using to the closing exchange rate of $20.2685 and the (audited) statements of income and other comprehensive income for the year ended on December 31, 2024, converted using average exchange rate for fiscal year of 2024 of $18.3000.

The figures in the Entities to be Merged and OTV Columns are expressed in historical book value, applying the purchase method pursuant to IFRS 3, Business Combination.

(c)	Eliminations– Corresponds to the merger of the operation of the “Entities to be Merged” and OTV included in the merger agreements. This column is exclusively comprised of the elimination adjustments related to: (i) US$260.0 million (or $4,861,355) of cash and cash equivalents, (ii) accounts receivable for $569 arising from related party transactions, (iv) $54,575 for other current assets, $382,324 for property, plant and equipment, (v) $2,185,974, for upgrade of assets, and (vi) $111,777 of deferred income tax. It also includes the cancelation of the investment in shares balance of the 5 “Entities to be Merged” in GAP in the amount of $19,970,967, the commercial loan of $2,004,425, other assets for $711,398 derived from the consolidation in GAP of intercompany balances and other long-term liabilities of $591,766.

In the capital stock line item, the balances of capital stock, retained earnings, and other capital stock accounts of the “Entities to be Merged” and of OTV are cancelled, which represented an amount of $29,691,598.

(d)	Combination of Business Column – Corresponds to the integration of CBX as part of the combination of business which includes, the presidential permit granted by the United States government to build and operate the CBX. Although this permit may be amended or revoked at any time at the discretion of the United States Secretary of State, it does not have a defined expiration date, and thus it is recognized at an amount of $33,090,221.

This transaction is recognized using the purchase method in accordance with IFRS 3 Business Combinations. However, once the Merger is formalized, the Company will recognize the combination identifying the assumed assets and liabilities, at fair value. As consequence, the goodwill, commercial loan and others figures included in the (unaudited) proforma consolidated financial statements, may change.

The internalization of the technical assistance services and the technology transfer, will be recognized in the amount of $6,545,000 as goodwill in accordance with the applicable standards, at the time the Merger is approved, due to the transfer of contractual rights, and the knowledge that will be given to the Company for its operation by means of the systems, processes and procedures that will be transferred.

As part of the merger agreements, the following amounts are recognized: US$260.0 million (or $4,861,355) as cash and cash equivalents, as well as $256,877 and $3,120,974 as property, plant and equipment and upgrade of assets, of the “Entities to be Merged” and OTV, respectively. This last line-item includes the acquisition of OTV ‘s land for US$50.0 million (or $935,000) according to an independent appraisal.

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Under long-term liabilities, a bank loan of US$489.0 million (equivalent to $9,911,052) is recognized, which was used to finance the acquisition of the 25% equity interest in CBX held by EGI.

The item corresponding to the capital stock has an increase of $213,395 due to the issuance of approximately 90.0 million net new shares, assuming a theoretical nominal value of $2.36 pesos per new share, and $38,544,197 for the share subscription premium.

(e)	Expenses related to the acquisition, interests and amortization Column – Corresponds to the recognition of the estimated legal fees, as well as the fees payable to the structuring lender, auditors, and external advisors retained by the Audit and Corporate Practices Committee for the analysis and execution of the business combination in the amount of $200,075. Additionally, this column reflects the accrued interest related to the loan agreement described in subsection (d), calculated based on a monthly SOFR rate of 4.13% plus 40 basis points for the period between January 1 and December 31, 2024, in the amount of $395,282. This reflects the reduction in cash and cash equivalents by $595,357, the amortization of the goodwill in an amount of $272,708, and the reduction in the current liabilities in an amount of $178,607.

The Company is in the process of determining the value of the assumed assets and liabilities derived from the Merger and the acquisition of the 25% of OTV (CBX).

Adjustments to the condensed consolidated pro forma statements of income and other comprehensive income as of December 31, 2024:

(a)	Entities to be Merged Column – The historical information presented in this column is derived from the (audited) statements of income and other comprehensive income as of December 31, 2024, of the 5 “Entities to be Merged”: Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V., and Proyectos de Infraestructura Charter, S. de R.L. de C.V.

(b)	OTV Column – The historical information presented in the OTV column is derived from the audited statements of income and other comprehensive income for the year ended December 31, 2024, converted using the average exchange rate for fiscal year 2024 of $18.3000.

(c)	Eliminations Column – Corresponds to the merger of the operations of the Entities to be Merged, related to the rendering of technical assistance services and technology transfer, which result primarily in the cancellation of expenses in GAP in the amount of $845,234, the cancellation of income derived from the participation in results of the Company in the amount of $5,455,758, as well as the elimination of other income, other operating costs, and labor expenses in the amount of $426,251.

With respect to OTV, this column also eliminates the income that GAP receives from OTV for office leasing in the amount of $2,463.

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(d)	Expenses related to the acquisition, interest and amortization Column – Corresponds to the estimated legal fees, as well as the fees payable to the structuring lender, auditors, and external advisors retained by the Audit and Corporate Practices Committee for the analysis and execution of the business combination, which amount to approximately $200,075, less $60,022 corresponding to the applicable reduction in taxable income, as well as the accrued interest related to the bank financing described in subsection (d), calculated based on a monthly SOFR rate of 4.13% plus 40 basis points for the period between January 1 and December 31, 2024, in the amount of $395,282. The accrued interest is determined under the effective interest method, considering that during the term of the credit agreement only interest will be paid and the principal will be repaid at maturity, and recognizing a current income tax benefit of $118,585 related to the deduction of interest expected to be paid, as well as the amortization of the goodwill in an amount of $272,708.

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Pro forma condensed consolidated statement of financial position (unaudited)

As of September 30, 2025				Pro forma adjustments
(Thousands of pesos)	GAP	Merged entities (a)	OTV (b)	Eliminations and adjustment (c)	Business Combination (d)	Expenses, interest and amortization (e)	GAP Pro forma

Assets
Current assets:
Cash and cash equivalents	Ps. 11,669,498	Ps. 4,217,396	Ps. 545,280	Ps. (4,861,355)	Ps. 4,861,355	Ps. (502,876)	Ps. 15,929,298
Trade accounts receivable – net	3,092,764	-	76,802	(14,378)	-	-	3,155,188
Other current assets	1,300,225	30,477	273,329	(16,506)	-.	-.	1,587,525
Total current assets	16,062,487	4,247,873	895,411	(4,892,239)	4,861,355	(502,876)	20,672,011
Advanced payments to suppliers	2,260,819	-	-	-	-	-	2,260,819
Machinery, equipment and improvements on leased assets – net	4,483,734	72	2,442,851	(2,442,923)	3,377,851	-	7,861,585
Improvements to concession assets – net	38,900,075	-	-	-	-	-	38,900,075
Airport concessions – net	8,931,658	-	-	-	-	-	8,931,658
Other acquired rights – net	2,822,911	-	-	-	-	-	2,822,911
Deferred income taxes – net	8,688,584	-	-	-	-	-	8,688,584
Stock investments	-	18,495,375	-	(18,495,375)	-	-	-
Intangible asset / Goodwill / Others	-	1,591,259	-	(1,591,259)	39,635,221	(204,531)	39,430,690
Other assets	756,308	802,368	37,133	(623,323)	-.	-.	972,486
Total Assets	82,906,576	25,136,947	3,375,395	(28,045,119)	47,874,427	(707,407)	130,540,820

Liabilities
Current liabilities	7,975,006	307,072	341,381	(652,079)	-	(150,863)	7,820,517
Total long-term liabilities	51,588,889	254,097	1,671,135	-.	9,911,052	-	63,425,173
Total liabilities	59,563,895	561,169	2,012,516	(652,079)	9,911,052	(150,863)	71,245,690

Stockholders’ equity
Common stock	1,194,390	6,438,158	391,222	(6,829,381)	213,395	-	1,407,785
Additional paid-in capital		-	-	-	38,544,197	-	38,544,197
Legal reserve	238,878	1,125,551	-	(1,125,551)	-	-	238,878
Retained earnings	16,980,227	16,000,814	996,948	(18,426,853)	-	(556,544)	14,994,592
Reserve for repurchase of shares	2,500,000	162,905	-	(162,905)	-	-	2,500,000
Foreign currency translation reserve	123,999	895,546	(25,291)	(895,546)	(794,217)	-	(695,509)
Other equity accounts	-	(47,196)	-	47,196	-	-	-
Remeasurements of employee benefits – Net of income tax	8,282	-	-	-	-	-	8,282
Reserve for financial instruments of cash flow hedges – Net of income tax	(4,583)	-.	-.	-.	-.	-.	(4,583)
Total equity attributable to controlling interest	21,041,193	24,575,778	1,362,879	(27,393,040)	37,963,375	(556,544)	56,993,641
Non-controlling interest	2,301,488	-.	-.	-.	-.	-.	2,301,488.
Total Stockholders’ equity	23,342,681	24,575,778	1,362,879	(27,393,040)	37,963,375	(556,544)	59,295,129

Total Liabilities and Stockholders’ equity	Ps. 82,906,576	Ps. 25,136,947	Ps. 3,375,395	(Ps.(28,045,119)	Ps. 47,874,427	Ps. (707,407)	Ps. 130,540,820

The notes are part of the condensed consolidated of financial position (unaudited).

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Condensed consolidated statements of pro forma income and other comprehensive income (unaudited)

As of September 30, 2025				Pro forma adjustments
(Thousands of pesos)	GAP	Merged entities (a)	OTV (b)	Eliminations and adjustment (c)	Expenses, interest and amortization (d)	GAP pro forma

Revenues
Aeronautical services	Ps.17,236,364	Ps. -	Ps. -	Ps. -	Ps. -	Ps. 17,236,364
Non-aeronautical services	7,268,014	-	2,201,430	(1,917)	-	9,467,527
Share of profit from Associate Company	-	2,848,480	-	(2,848,480)	-	-
Technical assistance	-	731,901	-	(731,901)	-	-
Improvements to concession assets (IFRIC 12)	7,009,385	-.	-.	-.	-.	7,009,385
Total Revenues	31,513,762	3,580,381	2,201,430	(3,582,298)	-	33,713,276

Operating Expenses
Operating Costs:
Employee cost	1,885,203	263,763	176,786	(263,763)	-	2,061,989
Maintenance	821,358	-	73,722	-	-	895,080
Safety, security and insurance	691,429	-	52,897	-	-	744,326
Utilities	448,850	-	10,252	-	-	459,102
Expected credit loss of the year	26,143	-	-	-	-	26,143
Others operation expenses	771,260	55,481	412,346	(57,398)	200,075	1,381,763
Technical assistance fees	731,901	-	-	(731,901)	-	-
Concession taxes	2,954,025	-	-	-	-	2,954,025
Depreciation and amortization	2,793,217	542	135,238	-	204,531	3,133,528
Cost of improvements to concession assets (IFRIC 12)	7,009,385	-	-	-	-	7,009,385
Other income	(43,539)	78,023	-.	87	-.	34,571
Total Operating Expenses	18,089,232	397,809	861,241	(1,052,975)	404,606	18,699,912
Income from operations	13,424,531	3,182,572	1,340,189	(2,529,323)	(404,606)	15,013,363

Finance cost	(2,324,863)	(164,168)	(29,932)	164,168	(302,801)	(2,657,596)
Income before income taxes	11,099,668	3,018,404	1,310,257	(2,365,155)	(707,407)	12,355,767
Income tax	(2,890,438)	(322,937)	(89,364)	322,937	150,863	(2,828,939)
Net profit for the year	8,209,230	2,695,467	1,220,893	(2,042,218)	(556,544)	9,526,828
Exchange differences on translating foreign operations	(730,540)	-	-	-	-	(730,540)
Cash flow hedges, effective portion of changes in fair value, net of income tax	4,584	-	-	-	-	4,584
Remeasurements of employee benefit – net of income tax	23,837	-.	-.	-.	-.	23,837
Total comprehensive income for the year	7,507,111	2,695,467	1,220,893	(2,042,218)	(556,544)	8,824,709
Non-controlling interest	(302,853)	-.	-.	-.	-.	(302,853)
Total comprehensive income for the year attributable to controlling interest:	Ps.7,204,258	Ps. 2,695,467	Ps. 1,220,893	Ps.(2,042,218)	Ps.(556,544)	Ps8,521,856

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The accompanying notes are part of the condensed consolidated statements of income and other comprehensive income (unaudited).

Proforma financial statements as of September 30, 2025:

GAP Column – The historical information presented in the GAP column is derived from the unaudited consolidated statement of financial position as of September 30, 2025 and the unaudited statements of profit or loss and other comprehensive income of GAP for the nine-month period ended September 30, 2025, prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).

(a)	Entities to be Merged Column – The historical information presented in this column is derived from the unaudited combined statements of financial position as of September 30, 2025 and the unaudited combined statements of profit or loss and other comprehensive income for the nine-month period ended September 30, 2025 of the 5 “Entities to be Merged,” Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V., and Proyectos de Infraestructura Charter, S. de R.L. de C.V.

(b)	OTV Column – The historical information presented in the OTV column is derived from the unaudited statement of financial position as of September 30, 2025, converted using the closing exchange rate of $18.3825, and the unaudited statements of profit or loss and other comprehensive income for the nine-month period ended September 30, 2025, converted using the average exchange rate for fiscal year 2025 of $19.5381.

The figures in the Entities to be Merged and OTV Columns are expressed in historical book value.

(c)	Eliminations Column – Corresponds to the merger of the operations of the Entities to be Merged included in the merger agreements. This column is exclusively comprised of the elimination adjustments related to: (i) US$260.0 million (or $4,861,355) of cash and cash equivalents, (ii) accounts receivable for $14,378 arising from related party transactions, (iv) $16,506 for other current assets, $256,949 for property, plant and equipment, and (v) $2,185,974, for upgrade of assets. It also includes the cancelation of the investment in shares balance of the five “Entities to be Merged” in GAP in the amount of $18,495,375, the commercial loan of $1,591,259, the cancellation of other assets for $623,323 derived from the consolidation in GAP of intercompany balances and other long-term liabilities of $652,079.

In the capital stock line item, the balances of capital stock, retained earnings, and other capital stock accounts of the “Entities to be Merged” and of OTV are cancelled, which represented an amount of $27,393,040.

(d)	Combination of Business Column – Corresponds to the integration of CBX as part of the combination of business which includes, the presidential permit granted by the United States government to build and operate the CBX. Although this permit may be amended or revoked at any time at the discretion of the United States Secretary of State, it does not have a defined expiration date, and thus it is recognized at an amount of $33,090,221.

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The internalization of the technical assistance services and the technology transfer, will be recognized in the amount of $6,545,000 as goodwill in accordance with the applicable standards, at the time the Merger is approved, due to the transfer of contractual rights, and the knowledge that will be given to the Company for its operation by means of the systems, processes and procedures that will be transferred.

This transaction is recognized using the purchase method in accordance with IFRS 3 Business Combinations. However, once the Merger is formalized, the Company will recognize the combination identifying the assumed assets and liabilities, at fair value. As consequence, the goodwill, commercial loan and others figures included in the (unaudited) proforma consolidated financial statements, may change.

As part of the merger agreements, the following amounts are recognized: US$260.0 million (or $4,861,355) as cash and cash equivalents, as well as $256,877 and $3,120,974 as property, plant and equipment and upgrade of assets, of the “Entities to be Merged” and OTV, respectively. This last line-item includes the acquisition of OTV ‘s land for US$50.0 million (or $935,000) according to an independent appraisal.

Under long-term liabilities, a bank loan of US$489.0 million (equivalent to $9,911,052) is recognized, which was used to finance the acquisition of the 25% equity interest in CBX held by EGI.

The item corresponding to the capital stock has an increase of $213,395 due to the issuance of approximately 90.0 million net new shares, assuming a theoretical nominal value of $2.36 pesos per new share, and $38,544,197 for the share subscription premium.

(e)	Expenses related to the acquisition, interests and amortization Column – Corresponds to the recognition of the estimated legal fees, as well as the fees payable to the structuring lender, auditors, and external advisors retained by the Audit and Corporate Practices Committee for the analysis and execution of the business combination for $200,075. Additionally, this column reflects the accrued interest related to the loan agreement described in subsection (d), calculated based on a monthly SOFR rate of 4.13% plus 40 basis points for the period between January 1 and September 30, 2025, in the amount of $302,801. This reflects the reduction in cash and cash equivalents by $502,876, the amortization of the goodwill in an amount of $204,531, and the reduction in the current liabilities in an amount of $150,863.

The Company is in the process of determining the value of the assumed assets and liabilities derived from the Merger and the acquisition of the 25% of OTV (CBX).

Adjustments to the condensed consolidated pro forma statements of income and other comprehensive income for the nine-month period ended on September 30, 2025:

(a)	Entities to be Merged Column – The historical information presented in this column is derived from the unaudited combined statements of profit or loss and other comprehensive income for the nine-month period ended September 30, 2025 of the five Entities to be Merged, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V., and Proyectos de Infraestructura Charter, S. de R.L. de C.V..

(b)	OTV Column – The historical information presented in the OTV column is derived from the unaudited statement of income and other comprehensive income as of September 30, 2025, converted using the closing exchange rate of $18.3825, and the unaudited statements of profit or loss and other comprehensive income for the nine-month period ended September 30, 2025, converted using the average exchange rate for fiscal year 2025 of $19.5381.

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(c)	Eliminations Column – Corresponds to the merger of the operations of the five Entities to be Merged, related to the provision of technical assistance services and technology transfer, resulting primarily in the cancellation of expenses in GAP of $731,901 and the cancellation of income from the equity method in the Company in the amount of $2,848,480, as well as the elimination of other income, other operating costs, and labor expenses in the amount of $321,074.

With respect to OTV, the income that GAP receives from OTV for office leasing in the amount of $1,917 is eliminated.

(d)	Expenses related to the acquisition, interest and amortization Column – Corresponds to the estimated legal fees, as well as the fees payable to the structuring lender, auditors, and external advisors retained by the Audit and Corporate Practices Committee for the analysis and execution of the business combination, which amount to approximately $200,075, less $60,022 corresponding to the applicable reduction in taxable income, as well as the accrued interest related to the bank financing described in subsection (d), calculated based on a monthly SOFR rate of 4.13% plus 40 basis points for the period between January 1 and December 31, 2024, in the amount of $302,801. The accrued interest is determined under the effective interest method, considering that during the term of the credit agreement only interest will be paid and the principal will be repaid at maturity, and recognizing a current income tax benefit of $90,840 related to the deduction of interest expected to be paid.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION

The comments below should be read in conjunction with the unaudited condensed pro forma consolidated statement of financial position as of December 31, 2024, and as of September 30, 2025, and the unaudited condensed pro forma consolidated statement of income and other comprehensive income for the year ended December 31, 2024 and for the 9 months ended September 30, 2025. Please also refer to the notes to those pro forma financial statements.

This analysis should be read together with the Issuer’s Quarterly Report and Annual Report.

The analysis presented below has been prepared with the intention of providing information that facilitates the analysis and understanding of the Issuer’s unaudited base consolidated financial statements and pro forma condensed consolidated financial statements, which include the consolidated financial statements resulting from the Merger.

For more information and a detailed description of how the Pro Forma Consolidated Financial Information was prepared and how the Transaction is reflected therein, please read the notes to the Pro Forma Consolidated Financial Information in this section, as well as the independent auditors’ report, which is attached as “Annex 1” “Assurance report of the independent accountants on the compilation of the pro forma financial information” to this Information Statement.

Notes to the Pro Forma Financial Statements for the year ended December 31, 2024

Description of the transaction

GAP’s management continuously evaluates strategic business and growth opportunities. For several years, management has explored various initiatives to advance GAP to the next level. GAP is now proposing to our shareholders a comprehensive development, growth, and diversification plan called GAP 2.0. This plan seeks to benefit all of our shareholders and stakeholders by combining: (i) the technical assistance services and technology transfer that have been outsourced to our strategic partner AMP since GAP’s inception; and (ii) the Cross Border Xpress project a “landside” terminal located in San Diego, United States connected to a pedestrian bridge that adjoins the border with Mexico, which in turn connects to the section in Mexico leading to the Tijuana International Airport.

Internalization of technical assistance services and technology transfer: Under the current Technical Assistance Agreement with AMP, GAP’s airports receive management and consulting services and technology transfer from AMP in exchange for an annual fee paid by our subsidiary, SIAP. The Technical Assistance Agreement grants GAP an exclusive license in Mexico to use all technical assistance and industry knowledge transferred by AMP or its shareholders during the term of the agreement. AMP provides assistance in several areas, including but not limited to development of commercial activities, preparation of master development plans for each airport, market studies, and implementation of initiatives to increase passenger traffic and improve airport operations. GAP considers these technical assistance services to be high-value specialized services that have provided fundamental benefits since GAP began operations as a private airport group. These services are essential for airport operations. GAP believes it is convenient to ensure their continuity through internalization, as GAP has now reached sufficient maturity for this transition.

CBX Integration: The CBX is a landside terminal located in San Diego, United States, connected to a pedestrian bridge that crosses the Mexican border to Tijuana International Airport. The pedestrian bridge, including all sections, is 120 meters long and is exclusively for passengers of the Tijuana International Airport. It provides a fast, comfortable, and secure border crossing without requiring passengers to leave Tijuana International Airport. The CBX currently serves as the main point of entry for Mexicans traveling by air from locations in Mexico to California, United States. The CBX has been designated part of the San Ysidro Port of Entry under U.S. law. CBX began operations in 2015 and served, during the years ended December 31, 2022, 2023, and 2024, respectively, 4.1 million, 4.3 million, and 4.0 million passengers, respectively GAP believes that the CBX represents an opportunity for consolidation and growth. GAP has identified the CBX as a complement to its business model, directly related to its operations and aligned with GAP’s growth objectives. This asset represents a strategic platform that facilitates connectivity between Mexico and the United States, a key area where GAP has identified significant growth potential. GAP believes that integrating CBX will not only strengthen its operational infrastructure but also provide a strategic position in the international logistics and passenger transport sector. For more information regarding CBX, see the “Cross Border Xpress Project” section in this document.

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Capital Stock Increase: As a result of the Merger described in this Information Statement, if approved by our shareholders, we estimate that GAP would issue approximately 90.0 million new net shares representing its capital stock, subject to adjustments. As of the date hereof, GAP’s capital stock is represented by approximately 505.3 million shares currently in circulation. If the Merger is approved, as consequence thereof and once the Merger is effective, GAP’s capital stock would be represented by approximately 595.3 million shares. The Capital Stock would have an increase of $213,395 due to the issuance of approximately 90.0 million net new shares, assuming a theoretical nominal value of $2.36 pesos per new share, and $38,544,197 for the share subscription premium.

As a result of the Merger, if approved, GAP would issue approximately 187.7 million new shares. However, the Merged Companies currently own approximately 97.4 million shares representing GAP’s capital stock. Upon effectiveness of the Merger, GAP would receive these shares as part of the Merged Companies’ equity and would be cancelled.

These figures may be subject to adjustments arising from the merger agreements. The final amount of the capital increase (which will consider the theoretical par value of the shares), the final number of shares to be issued, and their proportion among the different series that make up our capital stock will be reported in due course.

Ancillary Transaction: In connection with the Merger, we intend to acquire the remaining 25% of the CBX project and certain assets adjacent to the CBX project currently owned by a private U.S. entity, which will not be acquired via the Merger.

Basis of Presentation of the Pro Forma Condensed Consolidated Financial Statements

Management prepared the accompanying unaudited pro forma condensed statements of financial position and unaudited pro forma condensed statements of income and other comprehensive income using GAP’s accounting policies as a basis. The pro forma adjustments as of December 31, 2024 and September 30, 2025, included in the unaudited pro forma condensed consolidated statements of financial position, and the pro forma adjustments included in the pro forma condensed consolidated statements of income and other comprehensive income for the year ended December 31, 2024, and for the 9 months ended on September 30, 2025, represent adjustments to GAP’s historical financial position and results.

The pro forma adjustments include transactions related to the Merger.

This financial information is not intended to represent GAP’s operating results or financial position as if the transaction had occurred on the specific dates. The information is also not intended to project GAP’s operating results and financial position for future periods or any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon effectiveness of the transaction with the determination of the fair value of the net assets.

Operating results

Total revenue

Pro forma consolidated total revenue for the 9 month period ended on September 30, 2025, and for the year ended December 31, 2024, would be $33,713,276 and 36,231,361, respectively. This is due to incorporating revenue classified as Non-Aeronautical from OTV, mainly for the crossing of the bridge and parking revenue and other commercial revenue.

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Technical Assistance

As part of the internalization of the technical assistance services and the technology transfer, the pro forma condensed consolidated statements of income and other comprehensive income, the effects of such technical assistance is eliminated, which represents a benefit of $731,901 for the 9-month period ended September 30, 2025, and $845,234, for the year ended December 31, 2024.

EDITDA and EBITDA Margin

The EBITDA for the nine-month period ended September 30, 2025, and for the fiscal year ended December 31, 2024, would be $18,146,892 and $20,479,380, respectively.

The EBITDA Margin for the nine-month period ended September 30, 2025, and for the fiscal year ended December 31, 2024, would be of 53.8% and 56.5%, respectively, or 68.0% and 69.7%, respectively, excluding income from services to concessioned assets.

Operating profit

Pro forma consolidated operating income for the 9 month period ended September 30, 2025, and for the year ended December 31, 2024, would be $ 15,013,363 and $ 16,997,585, respectively. This represents an approximate gross margin of 44.5% and 46.9%, respectively (without considering income from improvement to concessioned assets, it is 56.2% and 57.8%, respectively). This variation is due to (i) incorporating OTV and the entities to be merged operations into GAP’s consolidated results and includes, as a pro forma adjustment, the expenses arising from the Operation in the amount of $200,075, respectively, (ii) the elimination of the effects associated with the technical assistance, as consequence of the internalization of the technical assistance services and the technology transfer, which represent $731,901 for the 9-month period ended September 30, 2025, and $845,234, for the year ended December 31, 2024, and (iii) the amortization of the goodwill as consequence of the internalization of the technical assistance services and the technology transfer, in an amount of $204,531 for the 9-month period ended September 30, 2025, and $272,708, for the year ended December 31, 2024.

Net income for the period

Pro forma consolidated net income before other comprehensive income for the 9-month period ended September 30, 2025, and for the year ended December 31, 2024, would have reached $ 9,526,828 and $10,348,115, respectively. This variation is due to incorporating the net income of OTV of $1,220,893 and $1,314,114, respectively, as well as the results of the entities to be merged during the internalization of the technical assistance and technology transfer services, for $731,901, and $856,234, net of taxes, respectively.

Financial position, liquidity, and capital resources

Cash and cash equivalents

The pro forma consolidated cash and cash equivalents would show a balance as of September 30, 2025, and December 31, 2024, of $ 15,929,298 and $ 17,227,816, respectively.

Total assets

The pro forma consolidated total assets would amount to $130,540,818 as of September 30, 2025, and $129,023,200 as of December 31, 2024, such increase is mainly due to the recognition to the Merger, which recognizes, in the goodwill/loan agreement/others line-item, non-current asset as a result of the integration of the CBX of $33,090,221, and the internalization of the technical assistance services and the technology transfer, will be recognized as goodwill in accordance with the applicable laws in the amount of $6,545,000, as well as property, plant and equipment of US$260.0 or $4,861,355, and the cash and cash equivalents of the Merged Entities and OTV.

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Total liabilities

The pro forma consolidated total liabilities would amount to $71,245,690 as of September 30, 2025, and $68,779,351 as of December 31, 2024, such increase mainly reflects the financing incurred for US$489.0 million, or $9,911,052, bearing interest at one-month SOFR of 4.13% plus 40 basis points, plus a 10-basis-point fee on the amount drawn, with a six-month term and monthly interest payments, and amortization at maturity with a prepayment option without penalties.

Stockholders’ equity

The pro forma consolidated equity would amount to $59,295,129 as of September 30, 2025, and $60,243,849 as of December 31, 2024, reflecting an increase of $213,395 due to the issuance of approximately 90.0 million net new shares, assuming a theoretical nominal value of $2.36 pesos per new share, and $38,544,197 for the share subscription premium.

RELEVANT CONTRACTS

If our shareholders approve the Merger, we expect to enter into the following agreements, among others, as soon as reasonably possible:

•	Merger Agreement: Between GAP, as the surviving company, and the Merged Companies, as the companies to be extinguished, and the shareholders and partners of the Merged Companies who would receive shares representing GAP’s capital stock, as described in this Information Statement. The agreement would take effect only if approved by GAP’s Extraordinary General Shareholders’ Meeting approves it.

The merger agreement will include, among other things: (i) the terms of the Merger; (ii) certain representations by the Merged Companies and GAP, including proper incorporation and existence, capacity, powers, and validity; compliance with applicable laws; ownership of their assets, absence of legal proceedings and disputes, transactions with related parties, financial information, governmental authorizations, taxes, intellectual property, insurance, and capital stock; (iii) obligation of the shareholders who would receive shares arising from the Merger and of GAP to be liable for undisclosed contingencies arising from the entities, subject to certain limits and conditions; and (iv) an agreement by shareholders receiving shares representing GAP’s capital stock by virtue of the Merger not to dispose of the shares received without GAP’s consent, subject to certain exceptions, for a period of 365 days from the date on which the Merger is approved by GAP's Extraordinary General Shareholders' meeting. Two portions shall not be subject to the sale restriction, each equivalent to 25% of such shares. The first portion of 25% of the shares may be offered for sale once 90 calendar days have elapsed from the date on which the Merger is approved by GAP's Extraordinary General Shareholders' meeting, and the second portion of 25% of the shares may be offered for sale once 180 calendar days have elapsed from the date on which the Merger is approved by GAP's Extraordinary General Shareholders' meeting. All offers for sale must be made through subsequent registered public offerings or sales of registered packages in Mexico or the United States that comply with current securities regulations in coordination with GAP as the issuer.

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•	CBX Equity Purchase Agreement: Entered into between GAP, directly or indirectly, as purchaser, and the entities owning 25% of the CBX project that are not part of the combined 75% by virtue of the Merger, for the acquisition of such minority interest and certain assets adjacent to the CBX project. The agreement is subject to the effectiveness of the Merger.

Additionally, GAP and the shareholders of the Merged Companies may enter into various ancillary agreements to regulate various aspects of the Merger and their relationship after the Merger. These may include, without limitation, a transition services agreement and orderly liquidity agreements.

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Opinion and Analysis of the Financial Advisors

During the course of its work, Morgan Stanley & Co. LLC received and reviewed non-public and prospective financial projections prepared by GAP's management regarding the technical assistance and technology transfer services and the CBX project. These projections were also made available to GAP's Board of Directors and the Audit and Corporate Practices Committee. GAP prepared certain non-public financial projections regarding the technical assistance and technology transfer services and the CBX project as a useful, but not exclusive, tool for a prospective view. These projections were made available to GAP's Board of Directors and the Audit and Corporate Practices Committee and to Morgan Stanley & Co. LLC. These projections are not audited figures, nor do they come directly from GAP's consolidated financial information, nor from pro forma financial information prepared in accordance with the methodology accepted under applicable rules. The financial projections were not prepared for public disclosure nor for compliance with IFRS or the financial reporting standards of the Mexican National Banking and Securities Commission or the U.S. Securities and Exchange Commission. Neither GAP's external auditors nor any other independent expert has audited, reviewed, examined, complied with or performed any procedure in relation to these projections, nor have they expressed any opinion or provided any assurance regarding their reasonableness, viability or accuracy.

Therefore, GAP has determined not to include the aforementioned projections in this Information Statement. GAP considers this determination to be consistent with its historical practice of generally not disclosing long-term financial projections due to, among other reasons, the uncertainty, unpredictability, and subjectivity of the underlying assumptions and estimates. Furthermore, GAP considers this approach to be consistent with the Mexican Securities Market Law, which contains strict prohibitions for all intermediaries and, by extension, other market participants like GAP, against guaranteeing directly or indirectly future returns, and establishes rules regarding sales practices, market conduct, and sound practices, as well as regulations concerning financial analysis and the independence of market auxiliary reports. The law also prohibits the disclosure of false information and makes such disclosure a criminal offense.

Context of the Fairness Opinion issued by Morgan Stanley & Co. LLC.

The following section was prepared by Morgan Stanley & Co. LLC. (Morgan Stanley), and GAP therefore assumes no responsibility for its content.

Morgan Stanley was retained by GAP’s Audit and Corporate Practices Committee to act as financial advisor and to render a fairness opinion in connection with the proposed transaction. Morgan Stanley was selected to act as financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, and its knowledge of GAP’s business and affairs. On October 29, 2025, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing on November 3, 2025, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, (i) the 90,275,204 new net shares to be issued by GAP to the Merged Companies in connection with the Merger (the “Merger Consideration”) and (ii) the US$487,500,000 in cash (the “Cash Consideration”) to be paid for 25% of the CBX, is fair from a financial point of view to GAP.

The full text of Morgan Stanley’s written opinion to the Audit and Corporate Practices Committee, dated November 3, 2025, is attached to this information statement. GAP stockholders should read the opinion in its entirety for a discussion of the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed only to the Audit and Corporate Practices Committee and addressed only the fairness from a financial point of view to GAP, as of the date of the opinion, of the Merger Consideration to be issued pursuant to the merger agreement and the Cash Consideration to be paid pursuant to the Equity Purchase Agreement. Morgan Stanley’s opinion did not and does not constitute a recommendation as to how the stockholders of GAP should vote at the stockholders’ meeting. In addition, the opinion does not in any manner address the price at which GAP shares will trade following the consummation of the merger and integration.

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In arriving at its opinion, Morgan Stanley:

•	Reviewed certain publicly available financial statements and other business and financial information of GAP;

•	Reviewed certain internal financial statements and other financial and operating data concerning GAP and the CBX;

•	Reviewed financial projections for GAP, prepared by the management of GAP (the “Company Financial Projections”), only insofar as the technical assistance fee charged by AMP for the technical assistance and technology transfer business is determined based on GAP’s consolidated operating results from Mexican airports (calculated before deducting the technical assistance fee and depreciation and amortization);

•	Reviewed financial projections for the CBX, prepared by the management of GAP (the “CBX Financial Projections”);

•	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the transaction, prepared by the management of GAP;

•	Discussed the past and current operations and financial condition and the prospects of GAP, the Merged Companies and the CBX, including information relating to certain strategic, financial and operational benefits anticipated from the proposed transaction, with senior executives of GAP;

•	Reviewed the pro forma impact of the proposed transaction on GAP’s cash flow, consolidated capitalization and certain financial ratios;

•	Compared the financial performance of GAP and the prices and trading activity of GAP’s Series B shares and the price and trading activity of GAP’s American Depositary Shares representing Series B shares, with that of certain other publicly-traded companies comparable with GAP, and their securities;

•	Participated in certain discussions and negotiations among representatives of GAP, the Merged Companies and the CBX and their financial and legal advisors;

•	Reviewed a draft of Merger Agreement, the CBX Equity Purchase Agreement substantially in the form of the drafts received by Morgan Stanley on November 3, 2025, and certain related documents (the “Reviewed Documents”); and

•	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

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In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by GAP and the Merged Companies, and formed a substantial basis for its opinion. With respect to the Company Financial Projections and the CBX Financial Projections provided by the management of GAP, including information relating to certain strategic, financial and operational benefits anticipated from the proposed transactions, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of GAP, of the future financial performance of GAP and the CBX. Morgan Stanley relied upon, without independent verification, the assessment by the management of GAP of: (i) the strategic, financial and other benefits expected to result from the proposed transaction; (ii) the timing and risks associated with the internalization of the technical assistance services and the integration of the CBX; (iii) GAP’s capabilities to actually perform the technical assistance services internally and (iv) the validity of, and risks associated with, GAP’s existing and future technologies, intellectual property, products, services and business models. In addition, Morgan Stanley assumed that the proposed transaction will be consummated in accordance with the terms set forth in the Reviewed Documents without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free exchange, pursuant to applicable Mexican tax laws and regulations, and that the definitive Reviewed Documents would not differ in any material respect from the drafts thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed transaction. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and has relied upon, without independent verification, the assessment of GAP and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of GAP’s, the Merged Companies’ or the CBX’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration and the Cash Consideration. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of GAP, the Merged Companies or the CBX, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the Reviewed Documents as compared to other business or financial strategies that might be available to GAP, nor did it address the underlying business decision of GAP to enter into the proposed transactions or proceed with any other transaction contemplated by the Reviewed Documents. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the Reviewed Documents or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Reviewed Documents or entered into or amended in connection therewith. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, October 23, 2025. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its oral opinion and written opinion delivered to GAP’s Audit and Corporate Practices Committee on October 29, 2025, and November 3, 2025, respectively. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. In connection with arriving at its opinion, Morgan Stanley considered the results of all analyses undertaken and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analyses.

Unless stated otherwise, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 23, 2025, and is not necessarily indicative of current market conditions. Capitalization information for GAP, including fully-diluted number of shares outstanding and balance sheet information, was provided on October 23, 2025 by GAP’s management to Morgan Stanley, and was approved by GAP management and the Audit and Corporate Practices Committee for Morgan Stanley’s use in its financial analyses.

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In performing its financial analyses summarized below and in arriving at its opinion, Morgan Stanley, at the direction of GAP’s management and GAP’s Audit and Corporate Practices Committee used and relied upon: (i) the Company Projections in connection with its analysis of the number of shares to be issued by GAP in connection with the merger to effect the internalization of the technical assistance services and (ii) the CBX Financial Projections in connection with its analysis of the number of shares to be issued by GAP in connection with the merger that would result in GAP owning 75% of the CBX and the payment of cash to acquire the remaining 25% of the CBX, (iii) internal financial statements and other financial and operating data concerning the Merged Companies solely for purposes of determining the cash balance available at the Merged Companies, and (iv) estimates of certain strategic, financial and operational benefits, including synergies, projected by the management of GAP both for the internalization of the technical assistance services and the combination of the CBX.

For purposes of the analyses summarized below: (i) the implied value of the shares to be issued by GAP in the Merger was assumed to be US$1,920,964,129, based on 90,275,204 Series B shares to be issued to the Merged Companies multiplied by Ps.393.31, the closing price of GAP’s Series B shares as of November 3, 2025 and converted into Dollars at the Dollar-Peso exchange rate as of such date, (ii) the value of the consideration to be paid by GAP for 25% of the CBX business was US$487,500,000 in cash and (iii) the estimated cash balance at the Merged Companies as of the closing will be US$260,000,000, all of which will inure to GAP’s benefit upon completion of the Merger.

Analysis Relating to Internalization of the Technical Assistance Services

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which we refer to as DCF, of the cash flows to be paid by GAP on behalf of its Mexican airport subsidiaries to AMP for technical assistance and technology transfer services under the Technical Assistance Agreement (the technical assistance fee or TAF). The DCF of the TAF is designed to provide the implied value of the TAF payments over the remaining term of the TAA.

Morgan Stanley calculated ranges of implied values for the TAA based on the estimated cash flows to AMP from GAP’s TAF payments. The TAF is determined as the greater of: (x) 5% of GAP’s consolidated operating results from Mexican airports (calculated before deducting the technical assistance fee and depreciation and amortization) and (y) $4,000,000 (adjusted annually for U.S. inflation since August 25, 2020). Therefore, to estimate the TAF cash flows, Morgan Stanley relied on GAP’s projected EBITDA for fiscal years 2026 to 2048, inclusive, contained in the Company Financial Projections. Management’s projection for the CAT assumed that the CAT would not be terminated before 2048, and that the fee percentage would likely be reduced to between 2.5% and 3.0% of the EBITDA of the Mexican airports, consistent with the levels of comparable technical assistance fees currently paid by other airport groups operating under concessions in Mexico, starting on August 25, 2029 (the date of the next five-year CAT renewal). No residual value was included in the DCF, as the CAT expires in 2048, upon the termination of GAP’s Mexican airport concessions.

For purposes of its DCF analyses, Morgan Stanley discounted to present values as of December 31, 2025 the unlevered free cash flows in Pesos resulting from the TAF from calendar years 2026 to 2048 using a range of discount rates of 11.1% to 13.5% in Pesos (which Morgan Stanley derived based on GAP’s assumed weighted average cost of capital in Pesos using its experience and professional judgment), to calculate an implied value of the TAA.

Based on the above-described analyses, Morgan Stanley derived a value range of the TAA of US$320,000,000 to US$380,000,000. The TAA is AMP’s sole significant asset other than cash balances.

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Analyses Relating to the CBX

Discounted Cash Flow Analysis

Morgan Stanley performed a DCF analysis of the cash flows of the CBX, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of a company.

Morgan Stanley calculated ranges of implied equity values of the CBX based on the estimated cash flows contained in the CBX Financial Projections.

For purposes of its DCF analysis, Morgan Stanley calculated the terminal value of the CBX by applying an exit multiple range on EBITDA of 11.0x to 12.0x for the year following the expiration of GAP’s Tijuana Airport concession in 2048. Management noted that as a critical asset physically connected to the Tijuana airport and with no concession expiration date of its own, the CBX is expected to continue operation after 2048 under a renewed or new agreement with the party that would have the concession to operate the Tijuana airport. The unlevered free cash flows in Dollars from calendar years 2026 to 2048 and the terminal value were then discounted to present values as of December 31, 2025 using a range of discount rates of 8.4% to 10.4% in Dollars (which Morgan Stanley derived based on the CBX’s assumed weighted average cost of capital in Dollars using its experience and professional judgment), to calculate an implied aggregate value for the CBX.

Based on the above-described analyses, Morgan Stanley derived an aggregate value range of the CBX of US$1,644,000,000 to US$2,244,000,000. Considering debt at the CBX to be assumed of approximately US$74,000,000 and a cash balance of approximately US$30,000,000 (both estimated as of December 31, 2025), Morgan Stanley derived an equity value range of the CBX of $1,600,000,000 to $2,200,000,000.

Trading Multiples

Morgan Stanley performed a comparable company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available information, certain future financial information for the CBX with corresponding future financial information, ratios and public market multiples for publicly traded companies in the transportation infrastructure space that shared certain similar business and operating characteristics to the CBX.

These companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to the CBX’s business. Although none of such companies are identical or directly comparable to the CBX, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that, for purposes of its analysis, Morgan Stanley considered similar to the CBX.

Key Company Data
Company	Primary Country	Primary Listing	Primary Subsector
Mexican Airport
GAP	Mexico	BMV	Airport Services
ASUR	Mexico	BMV	Airport Services
OMA	Mexico	BMV	Airport Services

International Airport
Aena	Spain	BME	Airport Services
AOT	Thailand	SET	Airport Services
Groupe ADP	France	ENXTPA	Airport Services
Flughafen Zurich	Switzerland	SWX	Airport Services
Fraport	Germany	XTRA	Airport Services
Auckland Airport	New Zealand	NZSE	Airport Services

Other Infrastructure
Vinci	France	ENXTPA	Infrastructure Assets
Ferrovial	Netherlands	BME	Infrastructure Assets
Transurban	Australia	ASX	Highways and Railways
Getlink	France	ENXTPA	Highways and Railways

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For purposes of this analysis, for each of the selected publicly traded companies listed, Morgan Stanley analyzed the ratio of the aggregate value, which we refer to as AV, which Morgan Stanley defined as fully diluted market capitalization plus net debt, of such company to its estimated earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, for the calendar year 2026. Morgan Stanley calculated the estimated enterprise value of the CBX based on the EV/EBITDA multiples for each of the selected companies for the 2026 fiscal year, as applicable, multiplied by CBX’s estimated EBITDA of ~US$130 million for fiscal year 2026, based on the CBX Financial Projections.

In addition, for each of the selected publicly traded companies listed, Morgan Stanley analyzed the ratio of the trading price of such company’s stock as of October 23, 2025 to its earnings, for the calendar year 2026. Morgan Stanley calculated the estimated equity value of the CBX based on the price to earnings multiples for each of the selected companies for the 2026 fiscal year, as applicable, multiplied by the CBX’s estimated earnings of ~US$80 million for fiscal year 2026, based on the CBX Financial Projections.

The statistics for each of the selected companies are summarized as follows:

	EV/EBITDA	P/E
Company	2026E	2026E
Mexican Airports
GAP	9.4x	15.1x
ASUR	7.9x	12.1x
OMA	8.9x	14.4x
Average	8.7x	13.9x
Median	8.9x	14.4x

International Airports
Aena	10.1x	15.7x
AOT	15.2x	30.2x
Groupe ADP	9.2x	18.1x
Flughafen Zurich	10.9x	22.1x
Fraport	11.3x	17.9x
Auckland Airport	20.7x	43.4x
Average	12.9x	24.6x
Median	11.1x	20.1x

Other Infrastructure
Vinci	6.7x	11.5x
Ferrovial	31.3x	56.9x
Transurban	21.1x	66.8x
Getlink	14.8x	30.1x
Average	18.5x	41.4x
Median	18.0x	43.5x

Total Average	13.6x	27.3x
Total Median	10.9x	18.1x

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No company utilized in the comparable company analysis is identical to the CBX. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions affecting the comparable companies and the CBX and other matters, many of which are beyond the control of the CBX. These include, among other things, country risk of the countries in which comparable companies operate, regulatory risk, comparable company growth, the impact of competition on the comparable companies and on the CBX, industry growth, and the absence of any adverse material change in the financial condition and prospects of comparable companies and the CBX. Mathematical analysis (such as determining the mean of multiples of comparable companies) is not in itself a meaningful method of using comparable company data.

Analyses Relating to the Aggregate Merger and CBX Integration Consideration

The sum of ranges of values for the principal assets to be obtained in the Merger and the CBX integration total US$2,180,000,000 to US$2,840,000,000, based on (a) the aggregate value of the TAA, plus (b) the equity value of 100% of the CBX (c) plus the amount of cash at the Merged Companies at closing estimated at US$260,000,000. Morgan Stanley compared such range of values to the sum of: (x) the implied value of the Merger Consideration of US$1,920,964,129 based on 90,275,204 Series B shares to be issued to the Merged Companies multiplied by Ps.393.31, the closing price of GAP’s Series B shares as of November 3, 2025 and converted into Dollars at the Dollar-Peso exchange rate as of such date and (y) the Cash Consideration for 25% of the CBX of US$487,500,000.

General

In connection with the review of the proposed transaction by GAP’s Audit and Corporate Practices Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of internalizing the TAA and the CBX. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of GAP and the CBX. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view to GAP of the consideration to be paid by GAP pursuant to the Reviewed Documents and in connection with the delivery of its opinion, dated November 3, 2025, to the Audit and Corporate Practices Committee. These analyses do not purport to be appraisals or to reflect the prices at which shares of GAP might actually trade.

Morgan Stanley has been advised that the consideration to be paid by GAP pursuant to the Transaction Agreement was determined through arm’s-length negotiations between GAP and the Merged Companies, and between GAP and the CBX. Morgan Stanley provided advice to the Audit and Corporate Practices Committee during these negotiations but did not, however, make any recommendation as to the advisability of entering into the transactions or recommend any specific consideration to GAP or its Audit and Corporate Practices Committee or that any specific consideration constituted only appropriate consideration for the transactions.

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Morgan Stanley’s opinion was one of many factors taken into consideration by the Audit and Corporate Practices Committee in deciding to approve that the merger and ancillary transactions be presented to the shareholders. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The Audit and Corporate Practices Committee retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of GAP, or any other company, or any currency or commodity, that may be involved in the proposed transaction, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Audit and Corporate Practices Committee with financial advisory services and a fairness opinion, described in this section and attached to this information statement, in connection with the proposed transaction, and will receive a fee for its services, including the rendering of the financial fairness opinion, of which the substantial portion is contingent upon the closing of the proposed transaction. GAP has also agreed to reimburse Morgan Stanley for certain of its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, GAP has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents, and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain losses, claims, damages and liabilities, including liabilities under Mexican and U.S. federal securities laws, related to or arising out of Morgan Stanley’s engagement. Affiliates of Morgan Stanley are also entitled to receive fees in connection with the transactions contemplated by the commitment letter for the debt financing relating to the transaction.

Morgan Stanley holds an aggregate interest of less than 1% in the common stock of GAP, which interests are held in connection with Morgan Stanley’s (i) investment management business, (ii) wealth management business, including client discretionary accounts, or (iii) ordinary course trading activities, including hedging activities. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have not received any fees from AMP, the CBX and their majority-controlled affiliates that Morgan Stanley have been able to identify, for financial advisory or financing services. Morgan Stanley and its affiliates may in the future also seek to provide other financial advisory and financing services to GAP and its affiliates and would expect to receive fees for the rendering of these services.

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RESPONSIBLE PERSONS

“We, the undersigned, declare under oath that, within the scope of our respective functions, we have prepared the information relating to the Issuer contained in this Information Statement, which, to the best of our knowledge and belief, reasonably reflects its situation. We also declare that we are not aware of any relevant information that has been omitted or misrepresented in this Information Statement or that it contains information that could mislead investors.”

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

______________________________________

By: Raúl Revuelta Musalem

Title: Chief Executive Officer

______________________________________

By: Saúl Villarreal García

Title: Chief Financial Officer

______________________________________

By: Sergio Enrique Flores Ochoa

Title: General Counsel

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ANNEX

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Annex 1.            Assurance report of the independent accountants on the compilation of the pro forma financial information

[THIS DOCUMENT HAS BEEN PREPARED AND ISSUED IN SPANISH ONLY. FOR YOUR CONVENIENCE AND FOR INFORMATIONAL PURPOSES ONLY, WE HAVE ALSO PREPARED AND PROVIDED THIS ENGLISH TRANSLATION. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE ENGLISH VERSION AND THE SPANISH VERSION, THE SPANISH VERSION SHALL PREVAIL.]

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Pro Forma Financial Statement Unaudited
As of September 30, 2025, and December 31, 2024,
and Independent Accountants’ Report dated November 14, 2025

Independent Accountants’ Assurance Report on the Compilation of Pro Forma Financial Information

To the Audit Committee of

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

We have completed our assurance engagement to report on the compilation of the unaudited pro forma condensed consolidated financial statements of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries (“the Group”), compiled by Management of the Group. The unaudited pro forma consolidated financial statements consist of the unaudited pro forma condensed consolidated statement of financial position as of September 30, 2025 and December 31, 2024, the unaudited pro forma condensed consolidated statements of income for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024, as well as the related explanatory notes (the “unaudited pro forma consolidated financial statements”), which are attached to the Information Statement on the Corporate Restructuring (the “Information Statement”) issued by the Group. The criteria used by the Group to compile the pro forma financial information are described in Notes 1 and 2.

The unaudited pro forma consolidated financial statements have been compiled by the Group to illustrate the impact of the events described in Note 1 on the Group’s financial position as of December 31, 2024 and on the Group’s results for the year ended December 31, 2024, as if such events or transactions had occurred on December 31, 2024 for purposes of the unaudited pro forma consolidated statement of financial position and on January 1, 2024 for purposes of the unaudited pro forma consolidated statement of income for that year. As part of this process, the financial information and results have been extracted by the Group from the audited consolidated financial statements of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Controladora Mexicana de Aeropuertos, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V., Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Proyectos de Infraestructura Charter, S. de R.L. de C.V., and Promotora Aeronáutica del Pacífico, S.A. de C.V. as of December 31, 2024 and for the year then ended.

Likewise, the unaudited pro forma consolidated financial statements have been compiled by the Group to illustrate the impact of the events described in Note 1 on the Group’s financial position as of September 30, 2025 and on the Group’s results for the nine-month ended September 30, 2025, as if such events or transactions had occurred as of September 30, 2025 for purposes of the unaudited pro forma consolidated statement of financial position and on January 1, 2025 for purposes of the unaudited pro forma consolidated statement of income for that period. As part of this process the financial information and its results have been extracted by the Group from the quarter report of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., corresponding to the third quarter of 2025, that was filed with the Mexican Stock Exchange and the Securities and Exchange Commission, and with respect to the financial information and results of Controladora Mexicana de Aeropuertos, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V., Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Proyectos de Infraestructura Charter, S. de R.L. de C.V., and Promotora Aeronáutica del Pacífico, S.A. de C.V.

Management’s Responsibility for the Unaudited Pro Forma Condensed Consolidated Financial Statements

Management is responsible for compiling the unaudited pro forma condensed consolidated financial statements in accordance with the criteria used in their preparation, as detailed in Notes 1 and 2.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, which is based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behavior.

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Our firm applies International Standard on Quality Management 1, which requires the firm to design, implement and operate a system of quality management that includes policies or procedures relating to compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

Independent Public Accountant’s Responsibility

Our responsibility, as required by the National Banking and Securities Commission (“CNBV”), is to express an opinion on whether the unaudited pro forma condensed consolidated financial statements have been compiled, in all material respects, by Management of the Group in accordance with the criteria detailed in Notes 1 and 2.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus, issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform procedures to obtain reasonable assurance about whether Management of the Group has compiled, in all material respects, the unaudited pro forma condensed consolidated financial statements in accordance with the criteria detailed in Notes 1 and 2.

For the purposes of this engagement, we are not responsible for updating or reissuing reports or opinions on the historical financial information used in compiling the unaudited pro forma condensed consolidated financial statements, nor have we performed an audit or review of the financial information used in their compilation.

The purpose of the unaudited pro forma condensed consolidated financial statements included in the Information Statement is solely to illustrate the impact of significant events and transactions, as described in Notes 1 and 2, as if the events had occurred and the transactions had been carried out at a selected date for illustration purposes. Therefore, we do not provide any assurance that the actual outcomes of the events and transactions described in Notes 1 and 2, as of September 30, 2025 and December 31, 2024 for purposes of the unaudited pro forma consolidated statement of financial position, or as of January 1, 2025 for purposes of the unaudited pro forma consolidated statement of income, would have been as presented.

A reasonable assurance engagement to report on whether the unaudited pro forma condensed consolidated financial statements have been compiled, in all material respects and in accordance with the applicable criteria, involves performing procedures to evaluate whether the criteria used by Management of the Group in compiling the unaudited pro forma condensed consolidated financial statements provide a reasonable basis for presenting the significant effects directly attributable to the events and transactions, and to obtain sufficient appropriate evidence that:

•	the corresponding pro forma adjustments give the appropriate effect to the criteria used, and
•	the unaudited pro forma consolidated financial statements reflect the proper application of those adjustments to the historical financial statements.

The procedures selected depend on the independent public accountant’s judgment, based on their understanding of the nature of the Group, the events and transactions to which the unaudited pro forma condensed consolidated financial statements relate, and other relevant circumstances of the engagement.

The engagement also involves evaluating the overall presentation of the unaudited pro forma consolidated financial statements.

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our opinion.

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Opinion

In our opinion, the unaudited pro forma condensed consolidated financial statements as of September 30, 2025 and as of December 31, 2024 and for the nine-month period ended September 30, 2025 and the year ended as of December 31, 2024 have been compiled, in all material respects, in accordance with the criteria described in Notes 1 and 2.

KPMG Cárdenas Dosal, S.C.

C.P.C. Daniel Brea Andres.
Guadalajara, Jalisco, November 14, 2025.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Independent Accountants’ Report and Unaudited Condensed Pro Forma Consolidated Financial Statements as of September 30, 2025 and December 31, 2024 and for the nine-month period ended September 30, 2025, and as of December 31, 2024

Contents	Page

Independent Accountants’ Report.	1-4

Condensed Consolidated Pro Forma Financial Statement.	5-8

Notes to the Condensed Consolidated Pro Forma Financial Statements.	9-16

101

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Condensed Pro forma consolidated statement of financial position (No audited)

By the end of the year of December 31, 2024

(In thousands of Mexican Pesos)

					Pro forma adjustments
	GAP	Merged entities (a)	OTV (b)	Eliminations and adjustment (c)	Business Combination (d)	Expenses, interest and amortization(e)	GAP Pro forma

Assets
Current assets:
Cash and cash equivalents	Ps.13,466,027	Ps.3,764,455	Ps.592,691	Ps.(4,861,355)	Ps.4,861,355	Ps.(595,357)	Ps.17,227,816
Trade accounts receivable – net	2,696,831	-	97,937	(569)	-	-	2,794,199
Other current assets	1,294,653	55,709	114,436	(54,575)	-	-.	1,410,223
Total current assets	17,457,511	3,820,164	805,064	(4,916,499)	4,861,355	(595,357)	21,432,238
Advanced payments to suppliers	1,158,227	-	-	-	-	-	1,158,227
Machinery, equipment and improvements on leased assets – net	4,819,108	125,447	2,839,941	(2,568,298)	3,377,851	-	8,594,049
Improvements to concession assets – net	36,612,316	-	-	-	-	-	36,612,316
Airport concessions – net	9,622,181	-	-	-	-	-	9,622,181
Rights to use airport facilities – net	597,799	-	-	-	-	-	597,799
Other acquired rights – net	2,867,859	-	-	-	-	-	2,867,859
Deferred income taxes – net	8,128,715	111,777	-	(111,777)	-	-	8,128,715
Stock investments	-	19,970,967	-	(19,970,967)	-	-	-
Intangible asset / Goodwill / Others	-	2,004,425	-	(2,004,425)	39,635,221	(272,708)	39,362,513
Other assets	389,357	930,531	38,813	(711,398)	-	-.	647,303
Total Assets	81,653,073	26,963,311	3,683,818	(30,283,364)	47,874,427	(868,065)	129,023,200

Liabilities
Current liabilities	20,450,088	238,202	1,785,126	(591,766)	-	(178,607)	21,703,043
Total long-term liabilities	36,581,246	260,018	323,992	-	9,911,052	-.	47,076,308
Total liabilities	57,031,334	498,220	2,109,118	(591,766)	9,911,052	(178,607)	68,779,351

Stockholders’ equity
Common stock	1,194,390	8,863,718	391,225	(9,254,943)	213,395	-	1,407,785
Additional paid-in capital	-	-	-	-	38,544,197	-	38,544,197
Legal reserve	920,187	979,154	-	(979,154)	-	-	920,187
Retained earnings	16,957,723	15,726,046	993,552	(18,561,328)	-	(689,458)	14,426,535
Reserve for repurchase of shares	2,500,000	325,808	-	(325,808)	-	-	2,500,000
Foreign currency translation reserve	769,800	570,365	189,923	(570,365)	(794,217)	-	165,506
Remeasurements of employee benefits – Net of income tax	8,282	-	-	-	-	-	8,282
Reserve for financial instruments of cash flow hedges – Net of income tax	(4,583)	-	-	-	-	-	(4,583)
Total equity attributable to controlling interest	22,345,799	26,465,091	1,574,700	(29,691,598)	37,963,375	(689,458)	57,967,909
Non-controlling interest	2,275,940	-	-	-	-	-	2,275,940
Total Stockholders’ equity	24,621,739	26,465,091	1,574,700	(29,691,598)	37,963,375	(689,458)	60,243,849

Total Liabilities and Stockholders’ equity	Ps.81,653,073	Ps.26,963,311	Ps.3,683,818	Ps.(30,283,364)	Ps.47,874,427	Ps.(868,065)	Ps.129,023,200

The accompanying notes are an integral part of the pro forma financial statements.

102

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries
Unaudited Condensed Consolidated Pro Forma Statement of Profit or Loss and Other Comprehensive Income
As of December 31, 2024

(In thousands of Mexican Pesos)

			Pro forma adjustments
	GAP	Merged entities (a)	OTV (b)	Eliminations and adjustment (c)	Expenses, interest and amortization (d)	GAP pro forma

Revenues
Aeronautical services	Ps.19,110,067	Ps. -	Ps. -	Ps. -	Ps. -	Ps. 19,110,067
Non-aeronautical services	7,671,766	-	2,619,450	(2,463)	-	10,288,753
Share of profit from Associate Company	-	5,455,758	-	(5,455,758)	-	-
Technical assistance	-	845,234	-	(845,234)	-	-
Improvements to concession assets (IFRIC 12)	6,832,541	-.	-.	-.	-.	6,832,541
Total Revenues	33,614,374	6,300,992	2,619,450	(6,303,455)	-	36,231,361

Operating Expenses
Operating Costs:
Employee cost	2,125,958	122,381	247,513	(122,381)	-	2,373,471
Maintenance	848,575	-	79,151	-	-	927,726
Safety, security and insurance	831,411	-	60,085	-	-	891,496
Utilities	542,482	-	18,202	-	-	560,684
Expected credit loss of the year	24,768	-	-	-	-	24,768
Others operation expenses	890,047	54,690	500,280	(57,153)	200,075	1,587,939
Technical assistance fees	845,234	-	-	(845,234)	-	-
Concession taxes	2,666,751	-	-	-	-	2,666,751
Depreciation and amortization	3,061,039	-	148,047	-	272,708	3,481,794
Cost of improvements to concession assets (IFRIC 12)	6,832,541	-	-	-	-	6,832,541
Other income	(105,076)	(608,571)	(5,532)	605,785.	-.	(113,394)
Total Operating Expenses	18,563,730	(431,500)	1,047,746	(418,983)	472,783	19,233,776
Income from operations	15,050,644	6,732,492	1,571,704	(5,884,472)	(472,783)	16,997,585

Finance cost	(2,934,903)	407,647	(166,109)	(407,647)	(395,282)	(3,496,294)
Income before income taxes	12,115,741	7,140,139	1,405,595	(6,292,119)	(868,065)	13,501,291
Income tax	(3,240,302)	(273,605)	(91,481)	273,605	178,607	(3,153,176)
Net profit for the year	8,875,439	6,866,534	1,314,114	(6,018,514)	(689,458)	10,348,115
Exchange differences on translating foreign operations	1,132,599	173,266	-	(173,266)	-	1,132,599
Cash flow hedges, effective portion of changes in fair value, net of income tax	(65,303)	-	-	-	-	(65,303)
Remeasurements of employee benefit – net of income tax	10,202	-	-	-	-	10,202
Total comprehensive income for the year	9,952,937	7,039,800	1,314,114	(6,191,780)	(689,458)	11,425,613
Non-controlling interest	(385,774)	-	-	-	-	(385,774)
Total comprehensive income for the year attributable to controlling interest:	Ps. 9,567,163	Ps. 7,039,800	Ps. 1,314,114	Ps. (6,191,780)	Ps. (689,458)	Ps. 11,039,839

The accompanying notes are an integral part of the pro forma financial statements.

103

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Condensed Pro forma consolidated statement of financial position (No audited)

As of September 30, 2025

(In thousands of Mexican Pesos)

				Pro forma adjustments
	GAP	Merged entities (a)	OTV (b)	Eliminations and adjustment (c)	Business Combination (d)	Expenses, interest and amortization (e)	GAP Pro forma

Assets
Current assets:
Cash and cash equivalents	Ps. 11,669,498	Ps. 4,217,396	Ps. 545,280	Ps. (4,861,355)	Ps. 4,861,355	Ps. (502,876)	Ps. 15,929,298
Trade accounts receivable – net	3,092,764	-	76,802	(14,378)	-	-	3,155,188
Other current assets	1,300,225	30,477	273,329	(16,506)	-.	-.	1,587,525
Total current assets	16,062,487	4,247,873	895,411	(4,892,239)	4,861,355	(502,876)	20,672,011
Advanced payments to suppliers	2,260,819	-	-	-	-	-	2,260,819
Machinery, equipment and improvements on leased assets – net	4,483,734	72	2,442,851	(2,442,923)	3,377,851	-	7,861,585
Improvements to concession assets – net	38,900,075	-	-	-	-	-	38,900,075
Airport concessions – net	8,931,658	-	-	-	-	-	8,931,658
Other acquired rights – net	2,822,911	-	-	-	-	-	2,822,911
Deferred income taxes – net	8,688,584	-	-	-	-	-	8,688,584
Stock investments	-	18,495,375	-	(18,495,375)	-	-	-
Intangible asset / Goodwill / Others	-	1,591,259	-	(1,591,259)	39,635,221	(204,531)	39,430,690
Other assets	756,308	802,368	37,133	(623,323)	-.	-.	972,486
Total Assets	82,906,576	25,136,947	3,375,395	(28,045,119)	47,874,427	(707,407)	130,540,820

Liabilities
Current liabilities	7,975,006	307,072	341,381	(652,079)	-	(150,863)	7,820,517
Total long-term liabilities	51,588,889	254,097	1,671,135	-.	9,911,052	-	63,425,173
Total liabilities	59,563,895	561,169	2,012,516	(652,079)	9,911,052	(150,863)	71,245,690

Stockholders’ equity
Common stock	1,194,390	6,438,158	391,222	(6,829,381)	213,395	-	1,407,785
Additional paid-in capital		-	-	-	38,544,197	-	38,544,197
Legal reserve	238,878	1,125,551	-	(1,125,551)	-	-	238,878
Retained earnings	16,980,227	16,000,814	996,948	(18,426,853)	-	(556,544)	14,994,592
Reserve for repurchase of shares	2,500,000	162,905	-	(162,905)	-	-	2,500,000
Foreign currency translation reserve	123,999	895,546	(25,291)	(895,546)	(794,217)	-	(695,509)
Other equity accounts	-	(47,196)	-	47,196	-	-	-
Remeasurements of employee benefits – Net of income tax	8,282	-	-	-	-	-	8,282
Reserve for financial instruments of cash flow hedges – Net of income tax	(4,583)	-	-	-	-	-	(4,583)
Total equity attributable to controlling interest	21,041,193	24,575,778	1,362,879	(27,393,040)	37,963,375	(556,544)	56,993,641
Non-controlling interest	2,301,488	-	-	-	-	-	2,301,488
Total Stockholders’ equity	23,342,681	24,575,778	1,362,879	(27,393,040)	37,963,375	(556,544)	59,295,129

Total Liabilities and Stockholders’ equity	Ps. 82,906,576	Ps.25,136,947	Ps. 3,375,395	(Ps.(28,045,119)	Ps. 47,874,427	Ps.(707,407)	Ps.130,540,820

The accompanying notes are an integral part of the pro forma financial statements.

104

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries
Unaudited Condensed Consolidated Pro Forma Statement of Profit or Loss and Other Comprehensive Income
For the nine-month period ended September 30, 2025
(In thousands of Mexican pesos)

			Pro forma adjustments
	GAP	Merged entities (a)	OTV (b)	Eliminations and adjustment (c)	Expenses, interest and amortization (d)	GAP pro forma

Revenues
Aeronautical services	Ps. 17,236,364	Ps. -	Ps. -	Ps. -	Ps. -	Ps. 17,236,364
Non-aeronautical services	7,268,014	-	2,201,430	(1,917)	-	9,467,527
Share of profit from Associate Company	-	2,848,480	-	(2,848,480)	-	-
Technical assistance	-	731,901	-	(731,901)	-	-
Improvements to concession assets (IFRIC 12)	7,009,385	-	-	-	-	7,009,385
Total Revenues	31,513,762	3,580,381	2,201,430	(3,582,298)	-	33,713,276

Operating Expenses
Operating Costs:
Employee cost	1,885,203	263,763	176,786	(263,763)	-	2,061,989
Maintenance	821,358	-	73,722	-	-	895,080
Safety, security and insurance	691,429	-	52,897	-	-	744,326
Utilities	448,850	-	10,252	-	-	459,102
Expected credit loss of the year	26,143	-	-	-	-	26,143
Others operation expenses	771,260	55,481	412,346	(57,398)	200,075	1,381,763
Technical assistance fees	731,901	-	-	(731,901)	-	-
Concession taxes	2,954,025	-	-	-	-	2,954,025
Depreciation and amortization	2,793,217	542	135,238	-	204,531	3,133,528
Cost of improvements to concession assets (IFRIC 12)	7,009,385	-	-	-	-	7,009,385
Other income	(43,539)	78,023	-	87	-	34,571
Total Operating Expenses	18,089,232	397,809	861,241	(1,052,975)	404,606	18,699,912
Income from operations	13,424,531	3,182,572	1,340,189	(2,529,323)	(404,606)	15,013,363

Finance cost	(2,324,863)	(164,168)	(29,932)	164,168	(302,801)	(2,657,596)
Income before income taxes	11,099,668	3,018,404	1,310,257	(2,365,155)	(707,407)	12,355,767
Income tax	(2,890,438)	(322,937)	(89,364)	322,937	150,863	(2,828,939)
Net profit for the year	8,209,230	2,695,467	1,220,893	(2,042,218)	(556,544)	9,526,828
Exchange differences on translating foreign operations	(730,540)	-	-	-	-	(730,540)
Cash flow hedges, effective portion of changes in fair value, net of income tax	4,584	-	-	-	-	4,584
Remeasurements of employee benefit – net of income tax	23,837	-	-	-	-	23,837
Total comprehensive income for the year	7,507,111	2,695,467	1,220,893	(2,042,218)	(556,544)	8,824,709
Non-controlling interest	(302,853)	-	-	-	-	(302,853)
Total comprehensive income for the year attributable to controlling interest:	Ps. 7,204,258	Ps. 2,695,467	Ps. 1,220,893	Ps.(2,042,218)	Ps.(556,544)	Ps 8,521,856

The accompanying notes are an integral part of the pro forma financial statements.

105

Notes to the pro forma consolidated financial statements

For the nine-month period ended September 30, 2025 and for the year ended December 31, 2024

(In thousands of pesos)

1. Approval, description of the Company's operations and description of the transaction

a.	Description of the Company's Operations

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, San José del Cabo, Guanajuato (Bajío), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes. Moreover, the Company operates, maintains and utilizes two airports in Jamaica, starting in April 2015, the Sangster International Airport in Montego Bay, Jamaica by the subsidiary MBJ Airports Limited (MBJA), on October 2019 the Norman Manley International Airport (NMIA) by the subsidiary PAC Kingston Airport Limited (PACKAL) and since July 2024,we are in control of the company Guadalajara World Trade Center, S.A. de C.V. (“GWTC”) which its main activity is related with the operation of Bonded Warehouses in Guadalajara Airport. The Company’s principal address is Mariano Otero Avenue 1249 B, six floor, Rinconada del Bosque, zip code 44530, Guadalajara, Jalisco, Mexico.

b.	Description of the transaction

Our management constantly evaluates strategic business and growth opportunities. For several years, our management has explored various ideas in order to lead GAP to an evolution in its businesses, and, on this occasion, it is proposed to our shareholders, in the context of a comprehensive plan for development, growth and diversification, GAP 2.0, which seeks to take the Company to the next level for the benefit of all our shareholders and people with an interest in us, the combination of the businesses of (i) provision of technical assistance and technology transfer services, which since our origin, have been provided in an outsourced manner by our strategic partner Aeropuertos Mexicanos del Pacífico, S.A.P.I DE C.V. (AMP); and (ii) the Cross Border Xpress (CBX) project, a "landside" terminal located in San Diego (United States of America) connected to a pedestrian bridge that abuts the border with Mexico, where it connects, in turn, with the section in Mexico that leads to the Tijuana International Airport, through the merger.

Internalization of technical assistance and technology transfer services: Currently, under the Technical Assistance Agreement with AMP, our airports receive administration and consulting services, as well as technology transfer from AMP. Our subsidiary, SIAP, pays AMP an annual fee in return. The Technical Support Agreement grants us an exclusive license in Mexico to use all technical assistance and industry knowledge transferred by AMP or its shareholders, during the term of the Agreement. AMP provides assistance in several areas including, but not limited to, the development of commercial activities, assistance in the preparation of master development plans for each of the airports, the preparation of market studies, and the implementation of initiatives focused on increasing passenger traffic and improvements in airport operations. We consider that the technical assistance provided by AMP is a specialized service of high value that, since our beginning of operations as a private airport group, provides fundamental benefits to GAP, is necessary for the operation of our airports, and it is convenient to ensure its continuity, now internally, considering that today GAP has reached a sufficient degree of maturity for internalization. If the Merger is approved, GAP would be the one to provide the described services directly to its airports, which would continue to benefit the operation of the airports.

106

CBX Integration: The CBX is a "landside" terminal located in San Diego (United States of America) connected to a pedestrian bridge that adjoins the border with Mexico, where it connects, in turn, with the section in Mexico that leads to the Tijuana International Airport. The pedestrian bridge, including all its sections, is 120 meters long, and is exclusively for passengers of the Tijuana International Airport. It is an agile, comfortable and safe border crossing, without the need to leave the Tijuana International Airport. The CBX is currently the main point of entry for Mexicans traveling by air from locations in Mexico to California, United States of America. The CBX has been designated as part of the San Ysidro U.S. Port of Entry under the laws of the United States of America. The CBX began operations in 2015 and during the years ended December 31, 2022, 2023, and 2024, the CBX was used by approximately 4.1 million, 4.3 million, and 4.0 million passengers, respectively.

2.	Bases of presentation and compilation

The Company's pro-forma consolidated financial information as of September 30, 2025 and December 31, 2024, and the pro-forma income statements for the period of nine months and for the year ended on those dates (the "Proforma Condensed Consolidated Financial Information") have the following objectives: (i) to reflect the recognition of the Internalization of technical assistance and technology transfer services and will be recognized as an intangible asset in accordance with the with the applicable regulations, at the time the merger is approved due to the transfer of contractual rights, as well as the knowledge that will be provided to the Company for its operation through the systems, processes and procedures applied that will be assigned. and (ii) the integration of CBX into the Company's operations as part of the business combination, in order to present the impact that the operations would have had on the Company's condensed consolidated financial position and consolidated results, as if such operation had been carried out on September 30, 2025 and December 31, 2024 for the purposes of the consolidated statement condensing financial position proforma and January 1, 2025 and 2024 for the purposes of the condensed consolidated statements of proforma income.

The figures included in the Proforma Condensed Consolidated Financial Information in the column, "Proforma GAP", represent the simple sum of the columns "GAP", "Merged Entities", "OTV", "Proforma Eliminations and Adjustments", "Business Combination and "Expenses, Interest and Amortization" explained below.

The Company's management conducted an analysis of the possible differences between US GAAP, IFRS and the Financial Reporting Standards applicable in Mexico, as well as the accounting policies used by OTV and the other Merged Entities for the preparation of their condensed pro forma consolidated financial statements, notwithstanding the effect they could have on the figures of the Merged Entities, once converted and in accordance with GAP accounting policies in the pro forma condensed consolidated financial statements, they are not considered material individually and as a whole, in accordance with IFRS, issued by the International Accounting Standards Board.

Based on its professional judgment, the Company's management believes that Otay-Tijuana Venture, LLC (OTV) qualifies as a business combination to be accounted for under the requirements of IFRS 3, "Business Combinations." For purposes of the unaudited proforma condensed consolidated financial statements, the excess of the consideration paid over the carrying amount of the net assets acquired was allocated to goodwill, intangible assets and others. However, once the Fusion is completed, the Company will account for the merger, applying the purchase method as established in IFRS 3, identifying the assets acquired and the liabilities assumed, measured at fair value for which the goodwill, intangible assets and others in these unaudited pro-forma condensed consolidated financial statements, could be modified.

The internalization of technical assistance and technology transfer services will be recognized as an intangible asset in accordance with the applicable regulations, at the time the merger is approved due to the transfer of contractual rights, as well as the knowledge that will be provided to the Company for its operation through the systems. processes and procedures applied that will be transferred.

107

Therefore, the figures shown in the Company's condensed consolidated financial statements as of September 30, 2025, and December 31, 2024, reflect the historical cost of net assets acquired and goodwill, intangible and other assets determined solely by the difference as of that date. Therefore, these amounts are provisional given their nature and have not been determined and included in the pro forma condensed consolidated statements.

The Consolidated Condensed Proforma Financial Information included is for illustrative purposes only and does not represent the actual consolidated results of operations that would have been incurred if it reflected the recognition of the Internalization of technical assistance and technology transfer services and the integration of CBX into the Company's operations had been carried out on the assumed dates, nor is it intended to project the Company's consolidated results of operations or financial condition. GAP's unaudited Proforma Condensed Consolidated Financial Information included herein should be read in conjunction with GAP's audited consolidated financial statements, the notes thereto and the additional financial information included in GAP's annual report, as well as in its quarterly information as of September 30, 2025.

The accompanying Consolidated Proforma Financial Statements are presented in Mexican pesos ("Ps."), the national currency of Mexico and which is also the functional currency of the Company and the currency in which such Proforma Consolidated Financial Statements are presented. When referred to as "dollar," "dollars," or "USD," it means U.S. dollars. All financial information presented in pesos has been rounded up to the nearest amount in thousands.

OTV has the dollar as its functional currency and its financial information is prepared in accordance with the USGAAP issued by the FASB (Financial Accounting Standards Board).

Regardless of the debit or credit nature of the accounts affected in the pro-forma adjustments and in order to be consistent in the presentation of the pro-forma adjustments mentioned in note 3, the credits to the affected accounts are considered to be presented in parentheses, to indicate that they are decreases to those accounts.

3.	Pro forma adjustments

The pro-forma adjustments applied in the preparation of the Proforma Condensed Consolidated Financial Statements are as follows:

The following are the pro-forma adjustments that are being recognized in the condensed consolidated statement of pro-forma financial position as of December 31, 2024, as well as in the condensed consolidated statements of pro-forma results for the year ended December 31, 2024, related to possible internalization of the businesses of: (i) provision of technical assistance and technology transfer services, which since our origin, have been provided outsourced by our strategic partner AMP; and (ii) the CBX, a landside terminal in Otay Mesa, San Diego (United States) with a pedestrian connection unique in its kind worldwide that connects the Tijuana International Airport (Mexico), through the merger, in the same act, of 5 entities, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V. and Proyectos de Infraestructura Charter, S. de R.L. de C.V. (hereinafter "Entities to Merge"), through which the ownership and operation of the aforementioned businesses in GAP is maintained. This, in the context of a comprehensive development, growth and diversification plan, GAP 2.0, which seeks to propel the Company to the next level for the benefit of all our shareholders and persons with an interest in us, as if said transaction had taken place on December 31, 2024 for the purposes of the consolidated statement of pro-forma financial position and on January 1, 2025 for the purposes of the condensed consolidated statements of Proforma results.

108

For the purposes of the proforma adjustments, the exchange rate of the Mexican peso in relation to the dollar of Ps.18.3825 and Ps.20.2685 as of September 30, 2025 and December 31, 2024, respectively, was applied for the purposes of the consolidated statement of proforma financial position; as well as the average exchange rates of Ps.19.5381 and Ps.18.3000 for the purposes of the pro-forma consolidated income statements for the 9-month period ended September 30, 2025 and for the year ended December 31, 2024, respectively..

Proforma Financial Statements as of December 31, 2024:

GAP Column – The historical information reflected in the GAP column comes from the consolidated statement of financial position as of December 31, 2024 (audited) and GAP's results and other comprehensive results for the year ended December 31, 2024 (audited), in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board IFRS.

(a)	Companies to Merge Column – The historical information reflected in the column comes from the statements of financial position as of December 31, 2024 (audited by Independent auditors) and the combined statements of income and other comprehensive results for the year ended December 31, 2024 (audited) of the 5 "Entities to Merge": Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (being the only one audited by ours independent auditors), Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V. and Proyectos de Infraestructura Charter, S. de R.L. de C.V.

(b)	OTV Column – The historical information reflected in the OTV column comes from the statement of financial position as of December 31, 2024 (audited), converted at the closing exchange rate of Ps.20.2685 and the income statement and other comprehensive income for the year ended December 31, 2024 (audited), converted at the average exchange rate for fiscal year 2024 of Ps.18.3000.

The values in the Entities to be Merged and OTV Columns are expressed at historical carrying values.

(c)	Eliminations – Corresponds to the merger of the operations of the "Entities to Merge" and OTVs included in the merger agreements. This column exclusively integrates elimination adjustments related to: Ps.260.0 million (equivalent to Ps.4,861,355) of cash and cash equivalents, balances receivable of Ps.569 from related-party transactions, Ps.54,575 from other current assets, and Ps.2,568,298 corresponding to property, plant and equipment and improvements to assets, respectively, and Ps.111,777 of deferred income taxes. It also includes the cancellation of the balance of investments in shares of the five "Entities to Merge" in GAP for Ps.19,970,967, goodwill for Ps.2,004,425, other assets for Ps.711,398 derived from the consolidation of intercompany balances in GAP and long-term liabilities for Ps.591,766.

Under the heading of stockholders' equity, the balances of the capital stock of the "Entities to Merge" and OTV, accumulated profits and other stockholders' equity accounts for Ps.29,691,598 are eliminated.

(d)	Business Combination Column – Corresponds to the integration of the CBX as part of the business combination, which includes the presidential permission granted by the Government of the United States of America to build and operate the CBX. This permit, although it may be modified or revoked at any time at the discretion of the Secretary of State of the United States of America, does not have a specific validity, for which an amount of Ps.33,090,221 is recognized.

This transaction is recognized by applying the acquisition method in accordance with IFRS 3 Business Combinations. However, once the Merger is formalized, the Company will record the combination by identifying the assets and liabilities assumed at fair value, so the preliminary amounts of intangible assets, goodwill and others presented in these unaudited pro-forma consolidated financial statements may be modified.

109

The internalization of technical assistance and technology transfer services will be recognized as an intangible asset in accordance with the applicable regulations, at the time the merger is approved due to the transfer of contractual rights, as well as the knowledge that will be provided to the Company for its operation through the systems. processes and procedures applied that will be assigned, for which an amount of Ps.6,545,000 is recognized.

As part of the merger agreements, the following are recognized: USD$260.0 million (equivalent to Ps.4,861,355) of cash and cash equivalents; Ps.3,377,861 corresponding to property, plant and equipment and improvements to assets of the Entities to be Merged and OTV, respectively. This last item includes the acquisition of OTV land for USD$50.0 million (equivalent to Ps.935,000), valued according to an independent appraisal.

Under Long-Term Liabilities, is recognized, consisting of a bank loan of USD$489.0 million (equivalent to Ps.9,911,052) for the acquisition of 25% of the shares of CBX owned by EGI.

Stockholders' equity represents an increase of Ps.213,395 due to the issuance of approximately 90.0 million net new shares, which is determined by the theoretical nominal value of Ps.2.36 pesos of the new shares and Ps.38,544,197 for the premium for subscription of shares.

(e)	Purchase-related expenses, interest and amortization column – Corresponds to the recognition of the estimated legal fees, as well as the fees payable to the structuring lender, auditors, and external advisors retained by the Audit and Corporate Practices Committee for the analysis and execution of the business combination in the amount of $200,075. Additionally, this column reflects the accrued interest related to the loan agreement described in subsection (d), calculated based on a monthly SOFR rate of 4.13% plus 40 basis points for the period between January 1 and December 31, 2024, in the amount of $395,282. This reflects the reduction in cash and cash equivalents by $595,357, the amortization of the goodwill in an amount of $272,708, and the reduction in the current liabilities in an amount of $178,607.

The Company is in the process of determining the values of the assets and liabilities assumed arising from the Merger and the acquisition of 25% of OTV (CBX).

Adjustments to the condensed consolidated statements of income and other comprehensive income pro forma as of December 31, 2024:

(a)	Companies to Merge Column – The historical information reflected in the column comes from the income statements and other comprehensive results for the year ended December 31, 2024 (audited) of the 5 "Entities to Merge": Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V. and Proyectos de Infraestructura Charter, S. de R.L. de C.V.

(b)	OTV Column – The historical information reflected in the OTV column comes from the income statement and other comprehensive income for the year ended December 31, 2024 (audited), converted at the average exchange rate for fiscal year 2024 of Ps.18.3000.

(c)	Eliminations column – Corresponds to the merger of the operations of the "Entities to be Merged", derived from the provision of technical assistance and technology transfer services due to the cancellation of the expense in GAP for Ps.845,234 and cancellation of the income from the participation in other incomes of the Merging Company for Ps.5,455,758, in addition to the elimination of other income, other operating costs and personnel expenses for Ps.426,251.

With respect to OTV, the income that GAP obtains from OTV from the rental of offices for Ps.2,463 is eliminated.

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(d)	Purchase-related expenses, interest and amortization column – Corresponds to the estimated expenses of attorneys, structuring bank, auditors and advisors hired by the Audit and Corporate Practices Committee for the analysis of the business combination, which are equivalent to approximately Ps.200,075, less the corresponding income tax reduction of Ps.60,022, as well as the interest accrued on the bank financing mentioned in subsection (d), determined based on the SOFR rate of 4.13% per month plus 40 basis points for the period from January 1 to December 31, 2024, for an amount of Ps.395,282. The accrued interest was determined based on the effective interest method and considering that during the term of the credit only interest will be paid and at the end of the term the total amount of the loan will be paid, recognizing a current income tax benefit of Ps.118,585 related to the deduction of the interest expected to be paid, as well as, the amortization of the period of the intangible asset for Ps.272,708.

Proforma Financial Statements as of September 30, 2025:

GAP Column – The historical information reflected in the GAP column comes from the consolidated statement of financial position as of September 30, 2025 (unaudited) and GAP's results and other comprehensive results for the 9-month period ended September 30, 2025 (unaudited), in accordance with International Financial Reporting Standards issued by the IFRS Accounting Standards Board.

(a)	Companies to Merge Column – The historical information reflected in the column comes from the statements of financial position as of September 30, 2025 (unaudited) and the statements of income and other comprehensive income for the 9-month period ended September 30, 2025 (unaudited) of the 5 "Entities to Merge", Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V. and Proyectos de Infraestructura Charter, S. de R.L. de C.V.

(b)	OTV Column – The information reflected in the OTV column, comes from the statement of financial position as of September 30, 2025 (unaudited), converted at the closing exchange rate of Ps.18.3825 and the income statement and other comprehensive income for the period of 9 months ending September 30, 2025 (unaudited), converted at the average exchange rate for fiscal year 2025 of Ps.19.5381.

The values in the Entities to Be Merged and OTV Columns are expressed at historical carrying values.

(c)	Eliminations column – Corresponds to the merger of the operations of the "Entities to Be Merged" and OTVs included in the merger agreements. This column exclusively includes elimination adjustments related to: USD$260.0 million (equivalent to Ps.4,861,355) of cash and cash equivalents, balances receivable of Ps.14,378 from related-party transactions, Ps.16,506 of other current assets, Ps.2,442,923 corresponding to property, plant and equipment and improvements to assets, respectively, the cancellation of the balance of investments in shares of the five "Entities to Merge" in GAP for Ps.18,495,375, goodwill for Ps.1,591,259, the cancellation of other assets for Ps.623,323 for the consolidation of the operation in GAP of the intercompany balances and long-term liabilities for Ps.652,079.

Under the heading of stockholders' equity, the balances of the capital stock of the "Entities to Merge" and OTV, accumulated profits and other stockholders' equity accounts for Ps.27,393,040 are eliminated.

(d)	Business Combination Column – Corresponds to the integration of the CBX as part of the business combination, which includes the presidential permission granted by the Government of the United States of America to build and operate the CBX. This permit, although it may be modified or revoked at any time at the discretion of the Secretary of State of the United States of America, does not have a specific validity, for which an amount of Ps.33,090,221 is recognized.

This transaction is recognized by applying the acquisition method in accordance with IFRS 3 Business Combinations. However, once the merger is formalized, the Company will record the combination by identifying the assets and liabilities assumed at fair value, so the preliminary amounts of intangible assets, goodwill and others presented in these unaudited pro-forma consolidated financial statements may be modified.

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The internalization of technical assistance and technology transfer services will be recognized as an intangible asset in accordance with the applicable regulations, at the time the merger is approved due to the transfer of contractual rights, as well as the knowledge that will be provided to the Company for its operation through the systems. processes and procedures applied that will be assigned, for which an amount of Ps.6,545,000 is recognized.

As part of the merger agreements, the following are recognized: USD$260.0 million (equivalent to Ps.4,861,355) of cash and cash equivalents; Ps.3,377,851corresponding to property, plant and equipment and improvements to assets of the Entities to be Merged and OTV, respectively. This last item includes the acquisition of OTV land for USD$50.0 million (equivalent to Ps.935,000), valued according to an independent appraisal.

Under Long-Term Liabilities, is recognized, consisting of a bank loan of USD$489.0 million (equivalent to Ps.9,911,052) for the acquisition of 25% of the shares of CBX owned by EGI.

Stockholders' equity represents an increase of Ps.213,395 due to the issuance of approximately 90.0 million net new shares, which is determined by the theoretical nominal value of Ps.2.36 pesos of the new shares and Ps.38,544,197 for the premium for subscription of shares.

(e)	Purchase-related expenses, interest and amortization column – Corresponds to the recognition of the estimated expenses for attorneys' fees, structuring bank, auditors and external advisors hired by the Audit and Corporate Practices Committee for the analysis and execution of the business combination for $200,075, as well as the interest accrued on the bank financing mentioned in subsection (d), determined based on the SOFR rate of 4.13% per month plus 40 basis points for the period from January to September 30, 2025, in the amount of $302,801, this reflects a decrease in cash and cash equivalents of $502,876, in addition to an amortization of the period of intangible assets of $204,531, a decrease in current liabilities of $150,863.

The Company is in the process of determining the values of the assets and liabilities assumed arising from the Merger and the acquisition of 25% of OTV (CBX).

Adjustments to the condensed consolidated statements of income and other pro forma comprehensive income for the 9-month period ending September 30, 2025:

(a)	Companies to Merge Column – The historical information reflected in the column comes from the income statements and other comprehensive results for the 9-month period ended September 30, 2025 (unaudited) of the 5 "Entities to Merge", Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., Controladora Mexicana de Aeropuertos, S.A. de C.V., Promotora Aeronáutica del Pacífico, S.A. de C.V., PAL Aeropuertos, S. de R.L. de C.V. and Proyectos de Infraestructura Charter, S. de R.L. de C.V.

(b)	OTV Column – The historical information reflected in the OTV column comes from the statement of financial position as of September 30, 2025 (unaudited), converted at the closing exchange rate of Ps.18.3825 and the income statement and other comprehensive results for the period of 9 months ending September 30, 2025 (unaudited), converted at the average exchange rate for fiscal year 2025 of Ps.19.5381.

(c)	Eliminations column – Corresponds to the merger of the operations of the 5 "Entities to be Merged", derived from the provision of technical assistance and technology transfer services due to the cancellation of the expense in GAP for Ps.731,901 and cancellation of the income from the participation in results of the Merging Company for Ps.2,848,480, as well as the elimination of the operation of the other income, other operating costs and personnel expenses of Ps.321,074.

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With respect to OTV, the revenues that GAP leases to OTV for the offices for Ps.1,917 are eliminated.

(d)	Purchase-Related expenses, interest and amortization column – Corresponds to the estimated expenses of attorneys, structuring bank, auditors and advisors hired by the Audit and Corporate Practices Committee for the analysis of the business combination, which are equivalent to approximately Ps.200,075, less the corresponding income tax reduction of Ps.60,022, as well as the interest accrued on the bank financing mentioned in subsection (d), determined based on the SOFR rate of 4.13% per month plus 40 basis points for the period from January 1 to September 30, 2025 for an amount of Ps.302,801. The accrued interest was determined based on the effective interest method and considering that during the term of the credit only interest will be paid and at the end of the term the total amount of the loan will be paid, recognizing a current income tax benefit of Ps.90,840 related to the deduction of the interest expected to be paid, as well as, the amortization of the period of the intangible asset for Ps.204,531.

* * * * *

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Annex 2.            Presentation with summary information on the transaction.

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Grupo Aeroportuario del Pacífico

Integration of CBX and Technical Assistance Services Internalization

November 13, 2025

Revised Version

November 13, 2025 Revised Version Integration of CBX and Technical Assistance Services Internalization 1

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Disclaimer and Forward - Looking Statements 2 This presentation contains certain forward - looking statements within the meaning of applicable securities laws with respect to the proposed internalization of the Technical Assistance Agreement (“TAA”) and the integration of Cross Border Xpress (“CBX”) into Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“GAP,” and together with the entities involved in the related mergers and transactions, the “Transaction Parties”), including, but not limited to, statements regarding the anticipated timing of the closing of the proposed transactions; the market outlook, business performance and strategic plans of GAP and the combined post - transaction operations; the expected financial, operational and governance benefits of the transactions; anticipated cost and revenue synergies; pro forma financial information; expectations regarding financing, capital expenditures, and leverage targets; GAP’s expectations and objectives; strategies relating to operations, technology, commercial initiatives and services; industry and passenger - traffic trends; growth opportunities; customer demand and market expansion; long - term development opportunities relating to CBX and adjacent land; and projected revenue mix and margins. These forward - looking statements generally are identified by the words “believe”, “project”, “expect”, “anticipate”, “estimate”, “intend”, “strategy”, “future”, “opportunity”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result”, and similar expressions or the negatives of these words or other comparable terminology to convey uncertainty of future events or outcomes. Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward - looking statements in this presentation, including, but not limited to: (i) the completion of the proposed transactions on the anticipated terms and timing, and the realization of expected synergies, governance benefits, cost savings, revenue opportunities, economic performance, financial condition, credit ratings, business strategies and other benefits which may affect GAP’s business, results of operations and share price, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, including the receipt of required governmental, regulatory and shareholder approvals on the terms expected, in a timely manner, or at all, (iii) the risk that such approvals may result in the imposition of conditions that could adversely affect GAP or the expected benefits of the proposed transactions (including as noted in any forward - looking financial information), (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreements, (v) the effect of the announcement or pendency of the proposed transactions on relationships with regulators, commercial partners, airlines, government agencies or other stakeholders, (vi) risks related to diverting management’s attention from ongoing business operations, (vii) uncertainty in macroeconomic, regulatory or geopolitical conditions that could affect passenger traffic, border - crossing operations or the airport and transportation sectors, (viii) uncertainty in the growth of the aviation, travel and commercial - real - estate sectors, and (ix) actions by governmental authorities in Mexico or the United States, including changes in regulation, tariffs, fees or border - related requirements.

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Disclaimer and Forward - Looking Statements (Cont’d) 3 These risks, uncertainties and factors, as well as other risks associated with the proposed transactions, are more fully discussed in GAP’s filings with the Mexican Stock Exchange and the SEC, including its Annual Report on Form 20 - F and other documents filed from time to time . While the list of risks and factors presented here is considered representative, no such list is exhaustive . Unlisted risks, uncertainties and factors may present significant additional obstacles to the realization of forward - looking statements . You should carefully consider the foregoing factors and the other risks and uncertainties that affect GAP’s business described in its filings with the SEC and Mexican regulators, together with the additional information that will be more fully discussed in the information statement (folleto informativo) to be made available in connection with the proposed transaction. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. All forward - looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond the control of the Transaction Parties, and are not guarantees of future results. Readers are cautioned not to put undue reliance on forward - looking statements, and the Transaction Parties assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events or otherwise, unless required by law. No assurance is given that the Transaction Parties will achieve their expectations. This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to purchase any securities, and substitute a previous preliminary presentation dated November 3, 2025, which is superseded for all purposes as revised in this final version

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Accelerating GAP’s Grow th and Diversification Integration of the Cross Border Express (“CBX”), a Unique Asset in the U.S. • Integration of CBX with Grupo Aeroportuario del Pacifico, S.A.B. de C.V.’s (“GAP”) Tijuana Airport (“TIJ”), the 2 nd largest and fastest - growing airport of GAP • Access to California, a major U.S. market with strong cross - border travel demand • Diversifying GAP’s revenue with the addition of 100% USD - denominated, non - aeronautical cash flows • Unique asset in terms of its open ended life and strong growth potential • Strong free cash flow generator with no mandatory investment commitments • Additional growth from ~60 additional acres of undeveloped land adjacent both to CBX and to TIJ TAA Services Internalization • Internalization of services under Technical Assistance Agreement (“TAA”) between GAP and its strategic partner Aeropuertos Mexicanos del Pacifico (“AMP”) ‒ Expected pre - tax annual savings equivalent to ~5% of Mexican airport EBITDA (US$50.8 MM LTM 9M25) (1) ‒ GAP consolidated EBITDA margin is projected to expand ‒ GAP to provide technical assistance services directly to its airports • GAP will merge five intermediary entities to simplify its ownership structure • Strategic shareholders to receive additional GAP shares as part of the transaction • GAP will also receive up to ~US$260 MM in cash included in the transaction perimeter of merged entities A B 4 Note: 1. Considering an fx rate of MXN$18.7012 per US$

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Key Transaction Compon ents GAP Obtains GAP Delivers • 100% ownership of CBX upon completion of the merger and the ancillary transaction ‒ Includes existing U.S. infrastructure assets plus adjacent undeveloped land in the U.S. • ~US$290 MM in cash and ~US$74 MM in debt that will be consolidated into GAP ‒ ~US$260 MM in cash at the merged entities and ~US$44 MM in net debt at the CBX • Internalization of Technical Assistance Agreement services • Simplification of GAP’s ownership structure • ~90 million new Series B Shares issued to the merger targets’ shareholders for 75% of CBX, plus TAA services internalization and cash • US$487.5 MM in cash to acquire 25% of CBX in a separate, but cross - conditioned transaction ‒ Incremental ~18% to GAP’s existing TSO ‒ Newly issued shares received by strategic shareholders will be subject to a 365 - day lock - up, except for two portions: (i) up to 25% may be sold after 90 days, and (ii) an additional 25% may be sold after 180 days • Strategic shareholders will increase their ownership in GAP 5 Strategic Shareholders Reaffirm Confidence in GAP

119

Key Transaction Compon ents (Cont’d) Financial Attractiveness of the Transaction • Blended EBITDA acquisition multiple (1) of 12.2x on a 2026 basis • The transaction is immediately accretive on a free cash flow per share and increasingly accretive in the second year • Expected mid - teens annual EBITDA growth over the next several years stemming from strong traffic and revenue growth plus margin expansion • Above metrics do not include cost synergies from CBX, but management expects annual savings between US$5 million and US$10 million • Above metrics do not include revenue uplift from full integration of CBX into GAP Note: 1. Considering merger plus cash acquisition of minority of CBX Transaction Expected to Enhance GAP’s Financial Profile Approvals & Timing • The Board of Directors designated the Audit and Corporate Practices Committee, composed of independent directors, to oversee the transaction • Transaction is subject to approval by shareholders of GAP ᄤ GAP requires affirmative vote of a majority of all shares issued and outstanding to approve the merger o Series BB shareholders will adhere to the vote of the majority of Series B shareholders present at the meeting ᄤ GAP expects to call a shareholders’ meeting in November followed by a vote in December • Closing date expected following customary government/regulatory approvals • The merger targets shareholders and the sellers of the ancillary transaction have expressed their intention to take the necessary actions to facilitate the closing of the merger 6

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Transaction Structure Overview

Existing Ownership Structure
AMP Shareholders
Mexican Shareholders
AENA
100.0%
Intermediate Entities(1)
66.7%
33.3%
EGI
AMP(1)
Public Float
25.0%
75.0%
19.3%
80.7%
CBX
CROSS BORDER XPRESS
Grupo Aeroportuario del Pacifico
Post Transaction Ownership Structure
Public Float
Former AMP Shareholders
Series B Shares 68.5%
Series B Shares 18.8%
Series BB Shares 12.7%
Grupo Aeroportuario del Pacifico
25% of CBX acquired with cash
100.0%
CBX
CROSS BORDER XPRESS
CBX
2024 EBITDA: ~US$93.6 MM
GAP
2024 EBITDA: ~US$968 MM
TSO: 505.3 MM
2024 CBX + TAA EBITDA: US$139 MM(2)
+14.3%
~90 MM Newly Issued Series B Shares
Combined GAP
2024 Combined EBITDA: ~US$1,107 MM
TSO: ~595.3 MM

Grupo Aeroportuario del Pacifico

Note:
1. Entities to be merged

7

Mexican Shareholders [] Transaction Structure Ov erview Existing Ownership Structure AENA AMP (1) 2024 EBITDA: ~US$968 MM TSO: 505.3 MM Post Transaction Ownership Structure Former AMP Shareholders The Transaction Will Result in the Integration of CBX and the Simplification of GAP’s Ownership Structure Series B Shares 18.8% 100.0% 25% of CBX acquired with cash 100.0% 33.3% 66.7% Intermediate Entities (1) 75.0% 19.3% Public Float 80.7% Series B Shares 68.5% ~ 90 MM Newly Issued Series B Shares Series BB Shares 12.7% 2024 CBX + TAA EBITDA: US$139 MM (2) +14.3% GAP Combined GAP 2024 Combined EBITDA: ~US$1,107 MM TSO: ~595.3 MM AMP Shareholders EGI 25.0% Note: 1. Entities to be merged CBX 2024 EBITDA: ~US$93.6 MM 7 Public Float

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CBX: Seamless Solution in One of the World’s Busiest Border Crossings A Parking 20 Min. From San Diego Tijuana Airport Border Wall Site: 94 acres Terminal: 83,000 Sq. Ft. 6.5k+ Parking Stalls Solar Panel Covered Parking New Parking Lot • One - of - a - kind cross - border terminal located in the U.S. and physically connected to TIJ airport • Seamless connection: ~20 - minute crossing vs. 2 - 3 hours at traditional border points; serves the world’s busiest land border • Strategic location: Otay Mesa, San Diego – Tijuana, Mexico; connects Southern California to 38+ Mexican/international destinations via TIJ airport • Strong track record: Opened in 2015; +25 MM passengers to date • Revenue mix 2024 (non - regulated): Tickets (69%), parking (21%), ancillary services (10%) • Long - lived asset: Freehold asset operating under an indefinite term U.S. Presidential Permit and a 50 - year contract with U.S. Customs and Border Protection (“U.S. CBP”) • Best - in - class management team: ~150 employees + 75 outsourced employees What Is CBX? 8

122

A Birdseye View of GAP's Footprint Post Transaction

Parking, Rental Car Center
Adjacent Land (~60 acres)(1)
CBX
CROSS BORDER XPRESS
UNITED STATES
Tijuana Airport

Grupo Aeroportuario del Pacífico

9

A Tijuana Airport Note: 1.To be acquired as part of the transaction Parking, Rental Car Center Birdseye View of GAP’s Footprint Post Transaction 9 Adjacent Land (~60 acres) (1)

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How Does CBX Work? Who Uses CBX? Why Do Customers Choose CBX? How Does CBX Work with Border Authorities? • Ticketed airline passengers traveling via TIJ • User Base Mix: ~75% originate travel from the U.S. and ~25% from Mexico • Segments: Family visits, leisure, and business travelers • Capture Rate: Used by ~32% of TIJ airport passengers in 2024 • Gateway for fast, convenient and price competitive travel between the U.S. and 35 destinations in Mexico (second airport with most direct routes in Mexico, trailing only AICM) • ~20 - minute average crossing time in 2024, far quicker than traditional crossings • CBX + TIJ flight to/from a Mexican destination is often faster, cheaper, and more convenient than flying to/from LAX or SAN • CBX is a U . S . land border crossing • U . S . CBP operates inside CBX to ensure secure and efficient border operations • U.S. CBP and the Instituto Nacional de Migración collaborate with CBX to staff officers based on passenger volumes • CBX reimburses the U.S. CBP for the costs of officers working at CBX A 10

124

A Why Do Travelers Prefer Using CBX?

	CBX / TIJ	SAN[1]	LAX[1]	San Ysidro and Otay Land Crossings
Flight Connectivity to Mexico	▪ **35+** destinations	▪ **~2** destinations	▪ **~15** destinations	▪ N/A
Border Crossing Time	▪ **Quick** customs and immigration process (~20 minutes)	▪ **Long** – depending on destination's security and passport check line		▪ **Long** border wait times (~2 hours)
All-in Cost	▪ **Lower**, or equal, ground transport fares ▪ Substantially **lower airfares** on domestic Mexico routes	▪ **Higher** ground transport fares ▪ **Higher airfares** for Mexico destinations		▪ **Similar to CBX** if flying from TIJ
Ground Access / Parking	▪ **Available parking** – *(U.S.-based travelers)* ▪ **On-site rental cars** – *(Mexico-based travelers)*	▪ **Off-site parking** – *(Expensive)* ▪ **Off-site rental cars** – *(Expensive)*		▪ N/A
Airport Traffic Evolution (MM Passengers)	'19-'24 CAGR: 7.0% 2019: 8.9 2024: 12.5	'19-'24 CAGR: 0.0% 2019: 25.2 2024: 25.2	'19-'24 CAGR: (2.8%) 2019: 88.1 2024: 76.6	▪ N/A

Grupo Aeroportuario del Pacífico

11

Why Do Travelers Prefer Using CBX? A Note: 1. SAN: San Diego Airport. LAX: Los Angeles Airport The Advantages of Traveling Via CBX/TIJ Have Made It an Increasingly Popular Choice Amongst Southern California Travelers San Ysidro and Otay Land Crossings (1) (1) ▪ N/A ▪ ~15 destinations ▪ ~2 destinations ▪ 35+ destinations Flight Connectivity to Mexico ▪ Long border wait times (~2 hours) ▪ Long – depending on destination’s security and passport check line ▪ Quick customs and immigration process (~ 20 minutes) Border Crossing Time ▪ Similar to CBX if flying from TIJ ▪ Higher ground transport fares ▪ Higher airfares for Mexico destinations ▪ Lower , or equal, ground transport fares ▪ Substantially lower airfares on domestic Mexico routes All - in Cost ▪ N/A ▪ Off - site parking ‒ (Expensive) ▪ Off - site rental cars ‒ (Expensive) ▪ Available parking ‒ (U.S. - based travelers) ▪ On - site rental cars ‒ (Mexico - based travelers) Ground Access / Parking ’19 - ’24 CAGR: (2.8%) ’19 - ’24 CAGR: 0.0% ’19 - ’24 CAGR: 7.0% ▪ N/A 88.1 76.6 25.2 25.2 8.9 12.5 Airport Traffic Evolution (MM Passengers) 2019 2024 2019 2024 2019 2024 11

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Side-by-Side: CBX vs. GAP

	CBX Cross Border Xpress	Grupo Aeroportuario del Pacífico
Geographic Footprint	• United States	• Mexico and Jamaica
Currency Split	• 100% USD	• ~20% USD / ~80% MXN
Type of Revenues	• Unregulated	• Regulated – 5-year master plan, which defines allowable tariffs, investment commitments, and service quality standards
End of Concession Life	• Open-Ended – Presidential Permit	• 2048 MEX | 2034 MBJ | 2044 KIN
Revenue Growth *(CAGR '19 – '24)*	• 18.2%	• 13.3%
EBITDA Margin *(LTM 9M25)*	• 66.7%	• 66.3%
FCF Margin *(LTM 9M25)*	• 63.6%	• 37.2%
FCF Conversion *(LTM 9M25)*	• 95.3%	• 56.0%
Net Leverage *(LTM 9M25)*	• ~0.4x[1]	• ~2.0x

Grupo Aeroportuario del Pacífico
12

Side - by - Side: CBX vs. GAP • Mexico and Jamaica • United States Geographic Footprint • ~20% USD / ~80% MXN • 100% USD Currency Split • Regulated – 5 - year master plan, which defines allowable tariffs, investment commitments, and service quality standards • Unregulated Type of Revenues • 2048 MEX | 2034 MBJ | 2044 KIN • Open - Ended – Presidential Permit End of Concession Life • 13.3% • 18.2% Revenue Growth (CAGR ’19 – ’24) • 66.3% • 66.7% EBITDA Margin (LTM 9M25) • 37.2% • 63.6% FCF Margin (LTM 9M25) • 56.0% • 95.3% FCF Conversion (LTM 9M25) • ~2.0x • ~0.4x (1) Net Leverage (LTM 9M25) Notes: A 1.Calculated using CBX’s expected Net Debt as of 2025YE and actual EBITDA LTM 9M25 12

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TAA Services Internalization TAA Services Internalization • AMP provides management and consulting services to GAP under the TAA for a fee ᄤ Fee represents 5% of GAP’s Mexican Airports EBITDA ᄤ Automatic TAA renewal every 5 years (1) (last renewed on August 25, 2024) ᄤ Expected annual savings from the internalization equivalent to ~ 5% of Mexican airport EBITDA (US$50.8 MM LTM 9M25) (2) • GAP will absorb services currently provided by AMP, including: ᄤ Business plan and growth strategy ᄤ Financial control and operational systems ᄤ Marketing and commercialization initiatives ᄤ Manuals, training, and labor policies ᄤ Investment programs and Master Development Program B 13 Note: 1. Unless the Shareholders’ Meeting requests its cancellation 2. Considering an fx rate of MXN$18.7012 per US$ Acquisition of Cash at the Merged Entities • As part of the proposed transaction, GAP will streamline its corporate structure by merging five entities , creating a simpler and more efficient organization ᄤ AMP is expected to cease operations following the merger and the internalization of the TAA services, reducing operational complexity • The transaction perimeter is expected to include up to ~US$290 MM in cash and ~US$74 MM in debt consolidated into GAP ᄤ Strategic shareholders to receive additional GAP shares , reinforcing alignment with GAP’s growth objectives and long - term value creation ᄤ Strategic shareholders will be subject to a 365 - day lock - up period , except for two portions: (i) up to 25% of their shares may be sold after 90 days, and (ii) an additional 25% may be sold after 180 days

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Transaction Merits

CBX

1. CBX: A Unique Infrastructure Asset Driving TIJ's Sustainable Growth
2. Compelling Value Proposition for Travelers
3. Enhancing to GAP's Financial Profile
4. Expansion and Diversification of GAP's Portfolio
5. Commercial Alignment and Revenue Growth Acceleration
6. Actionable Growth Opportunities
7. TAA Services Internalization to Enhance Profitability
8. Benefit from GAP's Share Performance

CBX | TAA | GAP

Grupo Aeroportuario del Pacífico

14

14 Transaction Merits CBX: A Unique Infrastructure Asset Driving TIJ’s Sustainable Growth Compelling Value Proposition for Travelers Enhancing to GAP’s Financial Profile Expansion and Diversification of GAP’s Portfolio Commercial Alignment and Revenue Growth Acceleration Actionable Growth Opportunities TAA Services Internalization to Enhance Profitability Benefit from GAP’s Share Performance 1 2 3 4 5 6 7 8 CBX TAA GAP

128

CBX TAA GAP

CBX-Driven Growth Accelerates TIJ's Expansion

'15-'24 CAGR
TIJ Growth Pre-CBX
'10-'15 CAGR: 5.9%
TIJ 11.1%
MER 9.3%
BJX 8.5%
SJD 8.3%
PVR 7.4%
GDL 6.9%
MTY 5.3%
Other(1) 5.3%
CUN 5.1%
CDMX(2) 3.3%
First full year of CBX operations
280
260
240
220
200
180
160
140
120
100
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Grupo Aeroportuario del Pacífico

15

1. TIJ Had the Highest Passenger Growth of All Mexican Airports Over the Past Decade… CBX - Driven Growth Accelerates TIJ’s Expansion 15 120 100 140 160 180 200 220 240 260 280 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 5.3% ‘15 - ’24 CAGR 11.1% 7.4% 9.3% 5.3% 3.3% TIJ MTY PVR MER Other (1) CDMX (2) BJX 8.5% 6.9% GDL SJD 8.3% 5.1% CUN Historical PAX Growth | Indexed to 100 as of 2015 | Excluded COVID impact from 2020 - 2021 Notes: 1. Includes all airports with fewer than 3 million passengers per year from the three main airport groups 2. Also includes AIFA starting from March 2022. CBX TAA GAP TIJ Growth Pre - CBX ’10 - ’15 CAGR: 5.9% First full year of CBX operations

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CBX | TAA | GAP

1. …and CBX Was a Key Driver of TIJ's Growth

14.6%
CBX Traffic CAGR ('16-'24)
11.1%
TIJ Traffic CAGR ('15-'24)
+1,058 bps
21.5%
32.0%
CBX Inaugurated in Dec 2015
Covid
Engine Recall(2)
Today, one-way and round-trip costs on average US$35 and US$55 per PAX, respectively
4.9
4.9
6.3
5.0
1.4
7.1
5.2
1.9
7.8
5.6
2.3
8.9
6.0
2.9
6.3
4.6
1.7
9.7
6.9
2.8
12.3
8.1
4.2
13.2
8.9
4.3
12.5
8.5
4.0
12.7
8.6
4.1
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
LTM 9M25
CBX TIJ Traffic
Non-CBX TIJ Traffic
CBX Capture Rate (%)
Atypical years (Covid + Engine Recall)

Grupo Aeroportuario del Pacífico

16

1. …and CBX Was a Key Dri ver of TIJ’s Growth CBX Is a Resilient Asset with a Double - Digit Traffic Growth Since Inauguration, and a Meaningful Contributor to TIJ’s Traffic Growth Notes: 1. CBX Capture Rate calculated as CBX Traffic / TIJ Traffic 2. In September 2023, RTX Corporation initiated a global recall of ~600 - 700 Pratt & Whitney GTF engines, significantly impacting Volaris, Mexico’s leading ultra - low - cost carrier and a key airline at TIJ, due to its A320neo fleet. The mandatory engine removals and lengthy turnaround times — up to 300 days per engine — led to reduced seat capacity and a slowdown in traffic at TIJ, where Volaris holds a leading market share. The impact on Volaris's operations was immediate and material. Volaris revised its 2023 ASM growth guidance from 13% to ~10%, citing an estimated $18 million revenue impact in September alone. Capacity constraints are expected to persist through 2026 as inspections continue 16 Atypical years (Covid + Engine Recall) CBX TAA GAP - 1.4 1.9 2.3 2.9 1.7 2.8 4.2 4.3 4.0 4.1 4.9 5.0 5.2 5.6 6.0 4.6 6.9 8.1 8.9 8.5 8.6 4.9 6.3 7.1 7.8 8.9 6.3 9.7 12.3 13.2 12.5 12.7 21.5% 32.0% 2015 2016 2017 2018 2019 2020 2023 2024 LTM 9M25 CBX TIJ Traffic Non - CBX TIJ Traffic 2021 2022 CBX Capture Rate (%) Total TIJ and CBX Traffic Since CBX Inauguration and CBX Capture Rate (1) Traffic in MM Pax, Capture Rate in % CBX Inaugurated in Dec 2015 14.6% CBX Traffic CAGR (’16 - ’24) 11.1% TIJ Traffic CAGR (’15 - ’24) Covid Engine Recall (2) +1,058 bps Today, one - way and round - trip costs on average US$35 and US$55 per PAX, respectively

130

2. Compelling Value Pro position for Travelers CBX Offers the Convenience of Direct Cross - Border Connectivity… 15 2 TIJ LAX SAN Total Destinations in Mexico Offered by TIJ vs. LAX and SAN Number of Destinations 35 Strategic Connectivity and Seamless Border Crossing Expanded Regional and International Reach ▪ Over 4 million passenger crossings in 2024 ▪ Strong proximity to key Southern California counties ▪ Access to highly affluent California population (5 th largest economy in the world and largest Mexican - American population in the U.S. ) ▪ Average crossing time of ~20 minutes, compared to 2 - 3 hour wait times in nearby crossings ▪ TIJ’s flight destination offering – over 35 destinations in Mexico – is second only to Mexico City’s International Airport ▪ Ground transportation links to Northern California, Las Vegas, and Phoenix ▪ Competitive alternative to congested and slot - limited Southern California airports CBX TAA GAP 38 total routes 35 domestic 3 international 35 17 Destinations Phoenix Beijing Shenzhen

131

2. Compelling Value Pro position for Travelers (Cont’d) …and the Often - Lower Total Cost of Travel Obtained Via CBX and a Domestic Mexican Airline Flight 69% 21% 10% Ticket Sales Parking Ancillary Services US$ 143 MM 2024 Total Revenue and Revenue Mix Total Revenue in US$ MM, Revenue Mix in % ▪ Access to significantly lower airfares via TIJ ‒ Flights from TIJ to Mexican destinations typically cost 50% to 75% less than equivalent routes from SAN or LAX ‒ Access to low - cost Mexican carriers ▪ Lower related costs (parking, rental car, etc.) ▪ Robust suite of end - to - end travel services, including: ‒ 6,500+ paid parking stalls (currently at ~45% utilization) ‒ Shuttle and ride - share options ‒ Rental car services ‒ Food and retail ▪ Enhanced passenger experience from integrated services Cost - Effective Travel Alternative Integrated Passenger Services & Infrastructure Notes: 1. Figures represent the average cost of a round - trip, non - stop, economy ticket to Los Cabos during March 2025, as per GAP Management guidance CBX TAA GAP 165 331 342 CBX / TIJ SAN LAX Average Air Ticket Price (1) Comparison to SAN and LAX Average Ticket in US$ » Car Rental » Food & Beverage » Ground Transportation » Other CBX + TIJ 18

132

2. Compelling Value Pro position for Travelers (Cont’d ) CBX Offers a Highly Attractive Alternative for California Travelers Passengers from several counties in the vicinity of LAX opt for CBX, showcasing the asset’s relevance Congestion in Southern California airports, especially in LAX and SAN, makes CBX an attractive alternative ’24 CBX PAX Share ’24 PAX to MX by County ’24 CBX PAX Top 5 US Counties 43% 5.2 MM 2.3 MM San Diego 15% 3.5 MM 547 k Los Angeles 59% 765 k 455 k Riverside 38% 808 k 310 k Orange 50% 446 k 227 k San Bernardino 0 San Jose ~7.5hr drive ~750 km San Francisco ~8hr drive ~ 850 km Fresno ~5.5hr drive ~600 km Los Angeles ~2hr drive ~250 km San Diego ~20 min drive ~30 km # of PAX 2.3 MM Convenient Alternative for Most of California Travelers… …As Seen in CBX’s High U.S. - Mexico Passenger Share Heat Map with CBX Passenger Volume by County and Distances to TIJ Drive Time and Distance from City Center to TIJ Sacramento ~8hr drive ~850 km CBX TAA GAP Source: ICF SH&E 19

133

CBX TAA GAP

3. Enhancing to GAP's Financial Profile

✓ High Margin Asset

✓ Capital-Light Business Model

✓ Strong Free Cash Flow Conversion

~770 bps
59.0%
66.7%
61.9
36.5
151.1
100.7
2019
LTM 9M25
Revenue
EBITDA
EBITDA Margin (%)

~1,160 bps
52.0%
63.6%
32.2
36.5
(4.3)
96.0
100.7
(4.7)
2019
LTM 9M25
EBITDA
CapEx
FCF Margin
Free Cash Flow

Grupo Aeroportuario del Pacífico

20

3. Enhancing to GAP’s Fi nancial Profile CBX Provides High - Margin, Capital - Light Growth, Boosting EBITDA Margin and Free Cash Flow While Enabling Flexible, Strategic Capital Deployment Notes: 1. Free Cash Flow calculated as EBITDA – CapEx (CapEx considers maintenance and expansion CapEx) 2. FCF Margin calculated as Free Cash Flow / Revenue High Margin Asset Strong Free Cash Flow Conversion 20 x x x CBX TAA GAP 61.9 151.1 36.5 100.7 59.0% 66.7% 2019 LTM 9M25 Revenue EBITDA EBITDA Margin (%) Historical Revenue, EBITDA, and EBITDA Margin Evolution Revenue in US$ MM, EBITDA Margin in % ~770 bps 36.5 100.7 (4.3) (4.7) 52.0% 63.6% LTM 9M25 2019 EBITDA CapEx FCF Margin Capital - Light Business Model Free Cash Flow (1) Profile EBITDA and CapEx in US$ MM | FCF Margin (2) in % 32.2 Free Cash Flow 96.0 ~1,160 bps Additionally, GAP has the opportunity to realize cost synergies while maintaining compliance with current CBX standards, with estimated annual savings between US$5 million and US$10 million

134

4. Expansion and Diversi fication of GAP’s Portfolio Advances GAP’s Long - Term Strategy to Diversify its Business Beyond Regulated Mexican Airport Concessions Note: 1. Assuming 2024 USD revenue share of GAP on a standalone basis, adjusted by CBX’s USD revenue contribution ▪ 100% USD - denominated revenue ▪ Direct exposure to the U.S. market with ~75% of passengers originating from the U.S . ▪ Increases GAP’s share of USD revenue to ~27% ▪ 100% non - regulated revenue ▪ 35% of pro - forma GAP revenue will be ancillary to aeronautical revenue ▪ Longer - life asset than GAP’s Mexican airport concessions: Presidential Permit with indefinite term CBX Will Increase U.S. Dollar Revenues for GAP, Increasing …While Increasing Non - Aero Revenue, Strengthening GAP’s Push Currency Diversification… for Diversification Beyond Concessions CBX TAA GAP 20% 27% 2024 Actual 2024 Pro Forma US$ Revenue as % of GAP's Total Revenue (1) % 2024 Actual 2024 Pro Forma Non - Aero Revenue as % of GAP's Total Revenue, Non - Aero GAP Revenue per PAX %, MXN$ / PAX 35% increase in Non - Aero Revenue per PAX $123 29% $166 35% 21

135

CBX | TAA | GAP

5. Commercial Alignment and Revenue Growth Acceleration

GDL to LAX / SAN[1]

LAX
SAN
Half of the aero revenue + ancillary income at U.S. airport
Grupo Aeroportuario del Pacífico

GAP's Revenues

- ✓ Outbound Aero Fee

GDL to TIJ[1]

CBX
CROSS BORDER XPRESS
TIJ
Potential ancillary revenues (e.g. parking, car rental, and others)
Grupo Aeroportuario del Pacífico

GAP's Revenues

- ✓ Outbound & Return Aero Fees
- ✓ CBX Tickets
- ✓ Ancillary Revenues

Grupo Aeroportuario del Pacífico

22

5. Commercial Alignment a nd Revenue Growth Acceleration CBX Integration Enables GAP to Capture Additional Revenue by Combining Crossing Ticket Income with Round - Trip Earnings Illustrative Example: Passengers traveling from Guadalajara to TIJ and using CBX to cross into San Diego or Los Angeles — rather than flying directly — demonstrates how CBX integration boosts revenue and strengthens TIJ’s market share. GDL to LAX / SAN (1) GDL to TIJ (1) Note: 1. SAN: San Diego Airport. LAX: Los Angeles Airport. GDL: Guadalajara Airport CBX TAA GAP Potential ancillary revenues (e.g. parking, car rental, and others) Half of the aero revenue + ancillary income at U.S. airport x Outbound & Return Aero Fees x CBX Tickets x Ancillary Revenues GAP’s Revenues x Outbound Aero Fee 22 GAP’s Revenues

136

6. Actionable Growth Op portunities Targeted Initiatives to Drive Market Expansion, Customer Acquisition, Ancillary Services, and Operational Efficiency CBX TAA GAP Long - term Projects Tech - Driven Operational Efficiencies Expansion of Ancillary Services Customer Acquisition and Revenue Optimization Market Expansion and Demand Consolidation Capture traffic from alternate border crossings Strategic initiatives to attract new international routes New partnerships and digital marketing Increase OTAs (1) visibility via TIJ travel code Optimize parking (long - term stay discounts, local promotions, bundles) Expand car rental and ground transportation options Increase destination options and hospitality services Continued investment in technology to streamline passenger journey Develop ~60 acres of adjacent land for hospitality, lodging, parking, car rental operations, and convention centers Expand CBX footprint and model through new projects (e.g., rental car center, hotel, food & beverage) Revenue management: dynamic pricing, bundles, tactical increases Implement automation and self - service immigration eGates Reduce U.S. CBP reimbursement per passenger as automation scales Opportunity to participate in upcoming border and infrastructure projects 23 Note: 1. Operators Travel Agents

137

CBX TAA GAP

6. Actionable Growth Opportunities (Cont'd)

Birdseye View of Current Infrastructure

~60 acres of underdeveloped land
Actual CBX Area
Potential sites aligned for future land border crossing development
CBX
CROSS BORDER XPRESS
Grupo Aeroportuario del Pacífico
GAP Land Reserve (outside the scope of the Concession Title. Acquired in Sep-25)
TIJ Airport

Grupo Aeroportuario del Pacífico

24

6. Actionable Growth Op portunities (Cont’d) Birdseye View of Current Infrastructure Actual CBX Area GAP Land Reserve (outside the scope of the Concession Title. Acquired in Sep - 25) CBX TAA GAP ~60 acres of underdeveloped land TIJ Airport Potential sites aligned for future land border crossing development 24

138

7. TAA Services Internal ization to Enhance Profitability The Internalization Will Lead to Improved Margins for GAP, as well as a Simpler and More Efficient Corporate Structure GAP expects to save approximately 5% of the EBITDA generated by its Mexican airport concessions ‒ Approximately 3% of consolidated EBITDA ‒ Expected annual savings equivalent to approximately 5% of Mexican airport EBITDA (US$50.8 million LTM 9M25) (1) GAP’s management expects continuity in operational excellence while fostering greater agility, accountability, and control The internalization is consistent with common practices for similar operators The mergers simplify GAP’s ownership structure and governance transparency Historical TAA Service Payments Payments in MXN$ MM Notes: 1. Figure in US$ MM, converted at an FX of MXN$18.70 per US$, for illustrative purposes CBX TAA GAP 462 289 526 757 851 845 2019 2020 2021 2022 2023 2024 LTM 9M25 50.8 (1) 950 TAA Payment in US$ 25

139

CBX | TAA | GAP

8. Benefit from GAP's Share Price Performance

GAP's Share Price Performance Since 2019

Indexed Share Price Performance
Indexed to 100 as of January 2019
GAP share is currently(1) trading at ~84% of its all-time high
300
250
200
150
100
50
-
Jan-19
Oct-19
Jul-20
Apr-21
Jan-22
Oct-22
Jul-23
Apr-24
Jan-25
Oct-25
151%
149%
90%
48%
GAP
ASUR
OMA
IPC

Grupo Aeroportuario del Pacífico

26

8. Benefit from GAP’s Sh are Price Performance GAP’s Share Price Performance Presents a Favorable Backdrop for Equity Issuance All Strategic Shareholders to Receive 100% of Transaction Consideration in GAP Shares, Demonstrating Commitment and Alignment with GAP’s Long - Term Value Opportunity CBX TAA GAP 100 50 - 150 200 250 350 Jan - 19 Oct - 19 Jul - 20 Apr - 21 Apr - 24 Jan - 25 Oct - 25 Jan - 22 Oct - 22 Jul - 23 GAP ASUR OMA IPC 151% 149% 90% 48% Indexed Share Price Performance Indexed to 100 as of January 2019 300 GAP’s Share Price Performance Since 2019 GAP share is currently (1) 26 trading at ~84% of its all - time high Notes: 1. Considering share price as of October 23, 2025

140

Thank you 27

141

Annex 3.            Form of Merger Agreement.

Merger Agreement

Entered into by

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

as Merging Company

and

Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.,

Controladora Mexicana de Aeropuertos, S.A. de C.V.,

Promotora Aeronáutica del Pacífico, S.A. de C.V.,

Pal Aeropuertos, S. de R.L. de C.V., and

Proyectos de Infraestructura Charter, S. de R.L de C.V.

as Merged Entities

with the Appearance of

Otay TJ Holdings, L.L.C.
Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal,
and Shareholders of PAP

and Pal

Dated [•] of [•] 2025

142

MERGER AGREEMENT (the "Agreement") entered into by: (i) Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as the surviving merging company (hereinafter, "GAP" the "Merging Company"); and each of (ii) Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (hereinafter, "AMP"), Controladora Mexicana de Aeropuertos, S.A. de C.V. (hereinafter, "CMA"), Promotora Aeronáutica del Pacífico, S.A. de C.V. (hereinafter, "PAP"), PAL Aeropuertos, S. de R.L. de C.V. (hereinafter, "PAL"), and Proyectos de Infraestructura Charter, S. de R.L. de C.V. (hereinafter, "CHARTER" and, each of the companies mentioned in this subsection (ii), a "Merged Company" and, jointly, the "Merged Companies"), as companies to be merged and dissolved;

with the appearance of

Otay-TJ Holdings, L.L.C ("OTAY"), Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal (hereinafter, "AENA"); the "PAP Shareholders" or the "CHARTER Shareholders, as the context requires, hereinafter, and the "PAL Shareholders", in both cases identified in Appendix 4; solely for purposes and to assume the rights and the obligations identified in each case, in accordance with the following recitals, representations, and sections.

RECITALS

I.	On [•] of [•] of 2025, unanimous resolutions were approved by the shareholders of AMP, in which the shareholders of said company approved the merger that is the subject of this Agreement, as well as the execution of this Agreement.

II.	On [•] of [•] of 2025, unanimous resolutions were approved by CMA shareholders, in which the shareholders of said company approved the merger that is the subject of this Agreement, as well as the execution of this Agreement.

III.	On [•] of [•] of 2025, unanimous resolutions were approved by PAP shareholders, in which the shareholders of said company approved the merger that is the subject of this Agreement, as well as the execution of this Agreement.

IV.	On [•] of [•] of 2025, unanimous resolutions were approved by PAL members, in which the members of said company approved the merger that is the subject of this Agreement, as well as the execution of this Agreement.

V.	On [•] of [•] of 2025, unanimous resolutions were approved by CHARTER members, in which the members of said company approved the merger that is the subject of this Agreement, as well as the execution of this Agreement.

VI.	On [•] of [•] of 2025, the shareholders of the Merging Company received a corporate restructuring information declaration containing a description of the substantial terms of the merger agreed upon pursuant to this Agreement.

VII.	On [•] of [•] of 2025, the extraordinary general shareholders meeting of the Merging Company authorized the merger that is the subject of this Agreement, as well as the execution of this Agreement.

143

REPRESENTATIONS

I.	The Merging Company, through its representative, declares that:

a)	It is a publicly traded corporation with variable capital incorporated in accordance with the laws of the United Mexican States ("Mexico").

b)	Its representative has all the necessary powers to appear at the execution of this Agreement, which powers have not been revoked or limited in any way.

c)	Its shareholders approved the merger agreement with the Merged Companies, in the terms provided in this Agreement

d)	It is a tax resident in Mexico.

e)	Its Federal Taxpayer Registration Number is GAP9806013Y2.

II.	AMP declares, through its representatives, that:

a)	It is a variable capital investment company incorporated under the laws of Mexico.

b)	Its representatives have all the necessary powers to enter into this Agreement, which have not been revoked or limited in any way.

c)	Its shareholders approved the merger agreement with the Merging Company, under the terms and conditions of this Agreement.

d)	It is a tax resident in Mexico.

e)	Its Federal Taxpayer Registration Number is AMP990818MZ6.

III.	CMA declares, through its representative, that:

a)	It is a variable capital corporation incorporated under the laws of Mexico.

b)	Its representative has all the necessary powers to appear at the execution of this Agreement, which powers have not been revoked or limited in any way.

c)	Its shareholders approved the merger agreement with the Merging Company, under the terms and conditions of this Agreement.

d)	It is a tax resident in Mexico.

e)	Its Federal Taxpayer Registration Number is [______________________].

144

IV.	PAP declares, through its representative, that:

a)	It is a variable capital corporation incorporated under the laws of Mexico.

b)	Its representative has all the necessary powers to appear at the execution of this Agreement, which powers have not been revoked or limited in any way.

c)	Its shareholders approved the merger agreement with the Merging Company, under the terms and conditions of this Agreement.

d)	It is a tax resident in Mexico.

e)	Its Federal Taxpayer Registration Number is [______________________].

V.	PAL declares, through its representative, that:

a)	It is a limited liability company with variable capital incorporated under the laws of Mexico.

b)	Its representative has all the necessary powers to appear at the execution of this Agreement, which powers have not been revoked or limited in any way.

c)	Its partners approved the merger agreement with the Merging Company, under the terms and conditions of this Agreement.

d)	It is a tax resident in Mexico.

e)	Its Federal Taxpayer Registration Number is PAE051024NG4.

VI.	CHARTER declares, through its representative, that:

a)	It is a limited liability company with variable capital incorporated in accordance with the laws of Mexico.

b)	Its representative has all the necessary powers to appear at the execution of this Agreement, which powers have not been revoked or limited in any way.

c)	Its partners approved the merger agreement with the Merging Company, under the terms and conditions of this Agreement.

d)	It is a tax resident in Mexico.

e)	Its Federal Taxpayer Registration Number is PIC2508278H7.

VII.	OTAY declares, through its representative, that:

a)	It is a company incorporated under the laws of Delaware, United States of America.

145

b)	Its representative has all the necessary powers to appear at the execution of this Agreement, which powers have not been revoked or limited in any way.

c)	It is a tax resident in the United States of America.

VIII.	Aena declares, through its representative, that:

a)	It is a company incorporated under the laws of the Kingdom of Spain ("Spain").

b)	Its representative has all the necessary powers to appear at the signing of this Agreement, which powers have not been revoked or limited in any way.

c)	It is a tax resident in Spain.

IX.	The PAP Shareholders declare, in their own right and on their own behalf, that:

a)	They are individuals of Mexican nationality and of legal age.

b)	They have full capacity to enter into this Agreement, which is not limited in any way.

c)	They are tax residents in Mexico.

X.	The PAL Shareholders, as individuals, declare, either as in their own right or through representative of the Invex Trust, as applicable, and with respect to themselves, that:

a)	They are individuals of Mexican nationality and of legal age, and therefore have full capacity to enter into this Agreement, which is not limited in any way.

b)	Invex is a commercial bank legally incorporated under the laws applicable in Mexico and authorized to act as a trustee under the applicable legal provisions.

c)	The [fiduciary delegate/attorney-in-fact] of the Invex Trust has sufficient and necessary powers to enter into this Agreement on its behalf and in its representation, and such powers have not been revoked or limited to date.

d)	They are tax residents in Mexico.

In accordance with the foregoing recitals and representations, the Parties agree to grant and be bound by the terms and conditions set forth below:

[Rest of page intentionally left blank]

146

SECTIONS

PART ONE
MERGER

FIRST. Merger: Each of the parties to this Agreement agrees to the merger in a single act between Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as the surviving merging company, and each of the following companies: Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.; Controladora Mexicana de Aeropuertos, S.A. de C.V.; Promotora Aeronáutica del Pacífico, S.A. de C.V.; PAL Aeropuertos, S. de R.L. de C.V.; and Proyectos de Infraestructura Charter, S. de R.L de C.V., as the merging companies that are being dissolved (the "Merger").

The Merger shall take full effect between the parties upon the execution of this Agreement, and vis-à-vis third parties on the date of registration of the Merger agreements by each of the Merged Companies and the Merging Company in the corresponding Public Registry of Commerce given that, as a result of the Merger, the Merged Companies and the Merging Company agree to pay all debts whose creditors have not given their consent to the Merger in question and so require, in accordance with the provisions of Article 225 of the Mexican General Law on Commercial Companies.

SECOND. Balance Sheets: The Merger is based on the internal balance sheets of the Merging Company and the Merged Companies as of September 30, 2025, which were approved by unanimous resolutions of the respective shareholders of the Merged Companies and the extraordinary general meeting of shareholders of the Merging Company, and whose figures will be updated and adjusted, as appropriate, to the amounts actually recorded when the Merger takes full effect. Copies of these internal balance sheets are attached to this Agreement as Annex " 1".

Each of the parties to this Agreement, agrees to register in the corresponding Public Registry of Commerce, no later than 5 (five) business days after the execution of this Agreement, a summary of the agreements adopted by the shareholders of the Merging Company and each of the Merged Companies that approve the Merger, together with the balance sheets of the Merging Company and each Merged Company as of September 30, 2025, and the system for extinguishing liabilities of each of the Merged Companies. Such registration shall be made in each of the commercial registers of the Merging Company and the Merged Companies, respectively. Additionally, within the specified period, the Merging Company and the Merged Companies shall publish said summary of agreements, balance sheets, and liability extinction system, as applicable, in the electronic system established by the Ministry of Economy of Mexico, in compliance with the provisions of Article 223 of the Mexican General Law of Commercial Companies.

THIRD. Business Conduct: Except as disclosed on the Disclosure Schedules, each of the Merged Companies, and OTAY hereby declare that it has refrain from performing any act outside the ordinary course of their business since August 13, 2025 and up to the date of signature of this Agreement, without the prior authorization of the Merging Company, on the understanding that the Merged Companies and CBX may have made distributions or dividends of excess cash to their shareholders prior to the date hereof, and CBX may have established a compensation and incentive program to retain its employees approved by, or the be approved by, the Merging Company.

FOURTH. Legal Succession and System Established for the Extinction of the Merged Companies’ Liabilities: As a result of the Merger, starting as of the execution date of this Agreement, the Merging Company assumes, on a universal basis, all the assets, property, and rights of the Merged Companies, as well as all the obligations and liabilities of any nature of the latter, with the Merging Company subrogating all the rights and obligations of the Merged Companies, whether commercial, civil, fiscal, or of any other nature, without exception, and shall replace them in all guarantees granted and in all obligations contracted by the Merged Companies arising from licenses, permits, contracts, concessions, and any other act in which they may have been involved.

147

Starting as of the date hereof, each Merged Company grants the Merging Company standing, to appear before any court to file lawsuits and, where appropriate, to continue with the exercise of all types of actions brought in court by each Merged Company, as applicable, as well as to intervene in all those lawsuits, appeals, or proceedings in which it has any interest for any reason. Likewise, each Merged Company, as of this date, grants passive legal standing to the Merging Company, for the purpose of appearing and, where appropriate, continuing with the exercise of all types of defenses and exceptions filed in court by each Merged Company, and also to respond to lawsuits filed against the Merged Companies, as well as to intervene in all lawsuits, appeals, or proceedings in which it has any interest for any reason.

As result of the Merger, the liabilities recorded in the books and financial statements of the Merging Company and each Merged Company in respect of which the Merging Company or the Merged Companies, as the case may be, are creditors or debtors to each other, shall be extinguished by confusion of rights and obligations in the Merging Company.

The system for extinguishing liabilities derived from the Merger consists of, that staring on that date, the Merging Company assumes all obligations and credits of any nature or quality, principal, derivative, direct or contingent, or accessory, that make up the liabilities of the Merged Companies. All such liabilities shall be extinguished through their unconditional, timely, and prompt fulfillment by the Merging Company on the corresponding payment dates established in the legal acts that gave rise to them or that result in accordance with the law. The provisions of this paragraph shall include the system for extinguishing the liabilities of the Merged Companies in accordance with the provisions of Article 223 of the Mexican General Law on Commercial Companies.

Starting as of the date hereof, the Merging Company undertakes to submit as soon as practicable and reasonably possible, the corresponding tax notices, to settle any taxes that may be outstanding for the Merged Companies, and to comply, within the legal terms, with any other tax obligations inherent to the Merged Companies.

FIFTH. Capital Stock of the Merging Company: By virtue of the Merger:

(a)	the fixed portion of the Merging Company's capital stock shall be increased through the issuance of 186,864,232 (one hundred eighty-six million eight hundred and sixty-four thousand two hundred and thirty-two) new ordinary registered shares with no par value. The amount of the capital increase will reflect the theoretical nominal value per share, and the remaining shall be considered fee.

(b)	The Merging Company will receive, as part of AMP's assets, as the Merged Company, 97,419,900 (ninety-seven million four hundred nineteen thousand nine hundred) registered common shares, representing the Merging Company's capital stock, which are currently owned by AMP. These shares will be canceled and will cease to be outstanding upon receipt.

As a result of the Merger, Article 6 of the Merging Company's bylaws will be amended to reflect the agreed adjustments to its capital stock, considering the applicable adjustments.

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SIXTH. Exchange and Delivery of Shares: Pursuant to the Merger, within the 2 (two) business days following the filing by the Merging Company of the merger notice referred to in article 14-B of the Federal Tax Code, the Merging Company shall deliver shares representing its capital stock to the shareholders of the Merged Companies identified in Annex " 2" in accordance with this Agreement, in exchange for the shares representing the capital stock of the Merged Companies, in accordance with the merger ratios and adjustments mentioned in Annex " 2." Said Annex considers the extinction of the Merged Companies and their holding vehicles.

The partners and shareholders of the Merged Companies who sign this Agreement require the Merging Company to consider Annex " 2" and “4” as confidential information because it contains personal data and sensitive data of individuals, in accordance with the Mexican Federal Law on Protection of Personal Data Held by Private Parties.

SEVENTH. Corporate Bodies and Powers of Attorney: The Parties agree that the composition of the corporate and supervisory bodies of the Merging Company will not undergo any changes as a result of the Merger, while, the corporate and supervisory bodies of the Merged Companies will be dissolved.

The parties hereby agree that all powers of attorney that the Merged Companies have conferred prior to the Merger shall be revoked. On the other hand, all powers of attorney that the Merging Company has conferred prior to the Merger shall remain in force without any modification.

EIGHTH. Corporate Year of the Merged Companies: The current corporate and fiscal year of the Merging Company will end on December 31 of each calendar year, in accordance with the provisions of its current bylaws, while the current corporate and fiscal year of the Merged Companies will end early on the date of the Merger in accordance with the applicable legal provisions.

NINTH. Other Ancillary Agreements: The Merging Company and the shareholders of the Merged Companies may enter into various ancillary agreements to regulate various aspects of the Merger and their relationship after the Merger, including, without limitation, a transition services agreement related to the internalization of technical assistance and technology transfer services, and orderly liquidity agreements and registration rights agreements with the shareholders of the Merged Companies.

TENTH. Expenses: All expenses, of any nature, incurred in connection with the formalization and execution of the Merger shall be covered by the Merging Company.

ELEVENTH: Formalities and Registration: The transfer of the assets included among the assets transferred by virtue of this Merger, which require a special formality, shall be completed by means of the performance of the legally required acts and formalities. Each of the parties to this Agreement undertakes to deliver any documents or instruments that the Merging Company or the Merged Companies reasonably request and that are reasonably necessary or convenient to consummate the Merger contemplated in this Agreement or arising from the Merger.

PART TWO

REPRESENTATIONS, WARRANTIES, AND OTHER OBLIGATIONS

TWELFTH: Representations and Warranties of the Parties.

For purposes of the representations of the Shareholders of the Merged Companies, OTAY, and the Merged Companies, as applicable, contained in this section, the parties to this Agreement agree to incorporate the disclosure document attached as Annex " 3" ("Disclosure Schedules"), which shall form an integral part of this Agreement.

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12.1.	Representations and Warranties regarding AMP: AMP represents, warrants, and guarantees to the Merging Company that the following information and representations are true and complete as of the date of execution of this Agreement, and acknowledge that this is the Merging Company's determining reason for entering into this Agreement:

12.1.1	Incorporation and legal existence: AMP is a duly incorporated variable capital investment company, with legally valid existence and in compliance with the laws of Mexico, and has the authorization and powers to conduct its business as it currently does, and section [12.1.1] of the Disclosure Schedule contains a copy of the deeds of AMP's current bylaws.

12.1.2	Corporate Acts and Records: (a) The unanimous resolutions of shareholders and the Board of Directors of AMP, minutes of shareholders' meetings, and minutes of meetings of the Board of Directors of AMP are true and complete in all material respects as to all events and facts they purport to record, and reflect in all material respects each and every agreement that needed to be adopted by the shareholders and the Board of Directors of AMP with respect to any acts and events that AMP may have performed in the past; and (b) the shareholder register books of AMP contain the current records of the shares issued and subscribed, as well as a complete record of the transfers of such shares.

12.1.3	Capital Stock: (a) AMP's current capital stock is represented by the fully subscribed and paid-up registered common shares described in section [12.1.3] of the Disclosure Schedule; (b) such shares are the only authorized, issued, or outstanding equity securities and shares of AMP, have been duly and validly authorized and issued, are fully subscribed and paid up, and are free from any encumbrance, and there are no subscription rights that would dilute the shareholders of AMP, such as, without limitation, options, warrants, or subscription agreements with any shareholder, related party, or third-party; and (c) such shares were issued in compliance with all formalities required by law and the bylaws of AMP.

12.1.4	Encumbrances on the Shares: Except as disclosed in section [12.1.4] of the Disclosure Schedule, there are no encumbrances or limitations of any kind on the AMP shares, nor has any agreement, contract, or covenant been entered into that remains in force that prevents or restricts the holding or transfer of the shares, including, but not limited to, any preemptive rights in favor of any other person or entity or restrictions on participation in the capital due to the personal status of the direct or indirect purchasers.

12.1.5	No Violation: (a) The execution of this Agreement and the performance of AMP's obligations hereunder, as well as the effectiveness of the Merger, does not violate or result in a breach of: (i) the bylaws and resolutions adopted by the corporate bodies of AMP; (ii) any term or provision of any law applicable to AMP or its respective assets and properties that could result in a Material Adverse Effect (as such term is defined below); (iii) any term or provision of any agreement to which AMP is a party that could result in a Material Adverse Effect; or (iv) any agreement, license, permit, or law restricting the direct or indirect transfer thereof, to which AMP is a party, or any law that could result in a Material Adverse Effect; and (b) there is no impediment to the execution of this Agreement and there is no preemptive right or equivalent right over the shares of AMP that has not been waived on or before the date hereof and that could prevent the Merger from taking effect.

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12.1.6	Corporate Authorizations: AMP's participation in this Agreement has been approved by all necessary corporate bodies, shareholders, and any other non-governmental person or entity required to give its consent to carry out the Merger.

12.1.7	Government Authorizations: (i) The obligations imposed and the actions necessary to maintain in force the licenses, permits, or any type of authorizations granted by any federal, state, or municipal authority to AMP for the provision of services as the company itself has been doing in the ordinary course of its business and in accordance with its corporate purpose have been complied with and exercised; (ii) all licenses, permits, or government authorizations were granted to AMP in accordance with applicable laws, and a list is attached to this Agreement in section [12.1.7] of the Disclosure Schedule; (iii) all authorizations and permits are in force and are owned by AMP; and (iv) there is no lien or notified proceeding of any kind to cancel, modify, or condition the permits, licenses, or authorizations issued by any government entity in favor of AMP.

12.1.8	Financial Information: (a) The financial statements of AMP attached hereto in section [12.1.8] of the Disclosure Schedule: (i) reflect in all material respects the financial and accounting position of AMP as of the date of their issuance; (ii) were prepared in accordance with Mexican Financial Reporting Standards ("NIF"), applied on a consistent basis; (iii) from the date of the financial statements to the date of signing this Agreement, no event has occurred that has materially modified or requires a material modification to the financial statements; (iv) AMP is up to date in its accounting books in accordance with Mexican NIF, applied on a consistent basis; (v) the value of AMP's assets has been evaluated in accordance with Mexican NIF, applied on a consistent basis; (vi) no assets have been recorded in the financial statements, books, or any accounting records of AMP in a materially incorrect or false manner, and AMP maintains a single set of accounts; (vii) there is no information regarding the assets, liabilities, and operating results of AMP that is not reflected in the financial statements and that must be reflected in accordance with Mexican NIFs; (viii) there are no liabilities related to AMP that are not reflected in the financial statements; and (ix) there are no unlimited liability obligations on the part of AMP or any of its parties.

Section [12.1.8] of the Disclosure Document contains a description of AMP's accounting policies, and the financial statements reflect the application of these accounting policies in a materially correct, consistent, complete, and truthful manner. AMP maintains internal accounting controls in order to (i) minimize any risk of presenting incorrect information in the financial statements; (ii) provide those responsible for preparing the financial statements with all relevant information necessary for the proper preparation of the financial statements in a timely manner; and (iii) ensure that all relevant transactions are carried out in accordance with AMP's bylaws and applicable law and recorded in the appropriate period in accordance with NIF.

12.1.9	Balance Sheet: The balance sheet of AMP attached to this Agreement as Annex " 1" (i) reflects in all material respects the financial and accounting situation of AMP as of the date of its issuance; (ii) was prepared in accordance with NIF applied on a consistent basis; and (iii) except as disclosed in section [12.1.9] of the Disclosure Schedule, from the date of the balance sheet to the date of signing this Agreement, no event has occurred that has materially changed or requires any material change to the balance sheet.

12.1.10	Liabilities: Except for the liabilities reflected in AMP's financial statements, AMP has not incurred any financial liabilities, bank loans, or any other liabilities, nor has it granted any guarantees, sureties, or endorsements in favor of third parties or related parties related to AMP. All liabilities related to AMP arise from transactions carried out in the ordinary course of AMP's business. There are no liabilities related to AMP, except for those reflected in Annex " 1" or in the Disclosure Schedule, as applicable. To the best of its knowledge, there is no basis for imposing on AMP any liability or obligation of any nature other than those described in Annex " 1" or in the Disclosure Schedule, as applicable.

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12.1.11	Absence of Certain Changes, Events, or Conditions: Except for the events noted in AMP's audited financial statements as of December 31, 2024, since January 1, 2025, there have been no events, occurrences, or conditions with respect to or in connection with AMP:

(a)       Any Material Adverse Effect on (i) AMP, its financial condition or otherwise, its assets and properties considered as a whole, or its results of operations; or (ii) the legal or factual ability to consummate and perfect this Agreement and fulfill its obligations hereunder;

(b)       the termination, modification, rescission, or waiver of any rights under any relevant contract. Attached to this Agreement as part of section [12.1.11] of the Disclosure Schedule is a list containing all relevant contracts entered into by AMP;

(c)       the granting of options, warrants, or any other rights to purchase or obtain (upon conversion, exchange, or exercise) rights in respect of AMP;

(d)       changes in accounting or tax policies, or any relevant changes in cash management or policies and procedures regarding the collection of accounts receivable, creation of reserves or provisions for uncollectible accounts, calculation of accounts receivable, inventory control, prepayment of expenses, payment of accounts receivable, calculation of other expenses, deferral of revenue, and acceptance of customer deposits;

(e)       disposal, transfer, assignment, distribution, lease, or any other disposition of, or encumbrance on, assets and property outside the ordinary course of business;

(f)       transfer, assignment, or granting of any license and permission or sublicense of any right with respect to, or in connection with, AMP.

(g)       granting any real or personal guarantees to secure AMP's obligations;

(h)       development of a new line of business or abandonment or discontinuation of the current line of business;

(i)       except for the Merger that is the subject of this Agreement, adoption of any plan of merger, consolidation, reorganization, dissolution, liquidation, or filing of a petition for a declaration or voluntary commencement of bankruptcy proceedings under any provision of applicable law, or consenting to or acquiescing in the filing of a petition or commencement of bankruptcy proceedings against it based on applicable law;

(j)       any liability that may have a Material Adverse Effect;

(l)        except for the liabilities recorded in the financial statements forming part of the Representation and Warranty Statement and the balance sheet in Annex " 1", the contracting of any other liabilities;

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(k)       except for those recorded in the financial statements, any loan or credit granted, other than accounts receivable generated in the ordinary course of AMP's business;

(l)       transactions with related parties, except for those transactions recorded in the financial statements and within the ordinary course of AMP's business;

(m)       acquisition, whether by merger or consolidation with, or by the purchase of a substantial portion of the assets or shares of, or in any other manner, of any business, person, or division thereof; or

(n)       except as disclosed in section [12.1.11] of the Disclosure Schedule, any agreement with any tax authority for the purpose of reaching conclusive agreements on tax matters, or any similar agreement to carry out the total or partial cancellation of tax credits determined by the omission of taxes, updates, fines, and surcharges.

12.1.12	Taxes: Except as disclosed in section [12.1.12] of the Disclosure Schedule, (a) AMP is current in all its material tax obligations, whether federal, state, or municipal, in accordance with applicable tax laws (considering all applicable and valid extensions for the filing of tax returns, payment of taxes, or compliance with other tax obligations). All material tax returns that AMP has been required to file have been filed in a timely manner with the appropriate tax authorities (taking into account all applicable and valid extensions for such purposes). All material tax returns have been filed with information that is complete, true, and correct in all material respects. With respect to AMP, all material taxes that have been incurred and should have been paid have been paid in a timely and proper manner or have been properly reserved in the financial statements. All material taxes whose accrual and payment have been claimed by the tax authorities have been or will be paid at the moment they become due, or there is an accounting entry to provision for such amounts in the financial statements.

(b)       Except as stated in section [12.1.12] of the Disclosure Schedule, (i) none of the tax returns (for fiscal years for which the tax authority's powers have not expired) has been subject to actions and proceedings by any tax authority; (ii) no tax credits, outstanding deficiencies, claims, or any other contingencies or matters have been determined, and no written determinations have been made as a result of any action or proceeding on a tax return filed by a tax authority that remains open and under review; and (iii) there are no extensions or waivers of limitation periods with respect to taxes that remain in effect (except for ordinary extensions to file tax returns).

(c)       There are no liens arising from taxes or any other cause affecting the assets,property and other goods of AMP, except for liens or other encumbrances for (i) taxes not yet due and payable; and (ii) taxes that are being challenged in good faith through the appropriate procedures and for which sufficient reserves have been established.

(d)       All material taxes (with respect to fiscal years in which the tax authorities' power of review has not expired) that AMP must transfer and withhold in accordance with the law in its capacity as taxpayer and withholding agent, respectively, have been duly transferred, withheld, and duly and timely credited, paid, and reported to the corresponding tax authority to the extent that they have been owed, and AMP has the necessary documentation to prove that the taxes it has transferred and withheld have been paid.

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(e)       Except as stated in section [12.1.12] of the Disclosure Schedule, AMP has not filed any tax-related claims with the tax authorities, including, but not limited to, a confirmation of criteria or a request to pay in installments the tax debts it has incurred.

(f)       There are no contributions not recorded in the financial statements for which the Merging Company may be considered jointly and severally liable, in accordance with the provisions of section IV of article 26 of the Mexican Federal Tax Code.

(g)       Except for payments made to its shareholders, AMP has not made payments to companies that issue or have issued receipts without having the assets, personnel, infrastructure, or material capacity to provide the services or produce, market, or deliver goods related to their corporate purpose in accordance with applicable Mexican law, nor any external supplier that has issued digital tax receipts via the internet to AMP, are mentioned in the list provided under Article 69-B of the Mexican Federal Tax Code. All transactions carried out by AMP have been for purposes related to AMP's corporate purpose and business. No digital tax receipts issued by or on behalf of AMP have been assessed by the tax authorities as falling within the scope of Article 69-B of the Mexican Federal Tax Code, and those receipts support existing, true, and real transactions.

(h)       AMP has not obtained and does not obtain income subject to a preferential tax regime through foreign entities or legal entities in which it participates indirectly or directly, except as disclosed in section [12.1.12] of the Disclosure Schedule.

(i)       AMP is not required to file any material tax returns in any jurisdiction other than Mexico and is not a resident for tax purposes in any jurisdiction other than Mexico.

(j)        AMP has complied with all material requirements under the Mexican Income Tax Law and its regulations and any other applicable law (with respect to fiscal years in which the tax authorities' power of review has not expired) in relation to the withholding of taxes from employees, service providers, or any other person, and has remitted all material amounts withheld to the relevant authorities within the prescribed time limits.

(k)       AMP does not owe any material amount to the Mexican tax authorities for expired withholding taxes or for any additional charges that may have been generated as a result of the tax withholdings it made, except for those for which there is still a deadline for payment.

(l)       There are no decrees or provisions issued by any Mexican tax authority in any proceeding affecting AMP that represent a Material Adverse Effect.

(m)       Except as stated in section [12.1.12] of the Disclosure Schedule, the Mexican government tax authorities have not determined a material tax liability related to AMP, in respect of taxes payable by it (for the fiscal years in which the tax authorities' power of review has not expired) that has not been fully covered by AMP or for which adequate reserves have not been established.

(n)       The agreements to which AMP is a party have resulted and will result in the tax implications or taxable events established therein and for them in accordance with their respective agreed nature and have not been and should not be subject to any recharacterization under applicable tax laws.

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(o)       AMP has not designed, organized, implemented, or administered any agreement or transaction that could be considered a reportable scheme in accordance with the applicable provisions established in the Mexican Federal Tax Code.

(p)       AMP has complied in all material respects with all the requirements of the tax incentives that it has applied, where applicable.

Notwithstanding anything to the contrary in this Agreement: (i) AMP makes no representation or warranty regarding the amount, value, or usefulness of any assets or tax attributes to which it is entitled (including, without limitation, net operating losses or net operating surpluses, tax base, or tax credits), or to the limitations thereof, including, without limitation, the ability of the Merging Company or any of its affiliates to utilize such tax assets or attributes after the date of the Merger; and (ii) the representations of the Merging Company in this section 12.1.12 shall be the sole representations of AMP in this Agreement with respect to tax matters.

(q)        AMP has not participated in (i) any transaction or series of transactions that do not have a commercial purpose or that may be considered non-compliant with the general anti-avoidance rule established in Article 5-A of the Mexican Federal Tax Code, and (ii) any transaction that may be considered a simulated contract in accordance with Article 42-B of the Mexican Federal Tax Code. Likewise, it is noted that in accordance with Article 5-A of the Mexican Federal Tax Code, the proposed merger is based on an objective and verifiable business reason, with the aim of optimizing the current capital structure and corporate governance, allowing for permanent savings in administrative and compliance costs, as well as a simplification of the corporate structure.

(r)        AMP maintains all accounting books and corporate records required by applicable law to support and substantiate any tax or accounting position, filing, or claim made by them with respect to taxes, including, without limitation, any authorized business expenses deducted for tax purposes. AMP's accounting books, systems, and records, accounts, and inventory control reasonably detail AMP's operations, assets, and liabilities and comply with the requirements set forth in applicable Laws and generally accepted accounting principles that are applicable to it.

12.1.13	Proceedings: Except as stated in section [12.1.13] of the Disclosure Document: (i) There are no pending actions or proceedings, nor to the best of their knowledge, any threatened or imminent actions or proceedings, in relation to AMP, nor has any summons or notice been received to initiate any action or proceeding; (ii) none of the assets and properties are attached or subject to any action or proceeding or encumbrance; (iii) there are no actions or proceedings, nor to the best of their knowledge, any threat of actions or proceedings that could challenge the validity of this Agreement or prevent, delay, invalidate, or interfere with the completion of the transaction. None of the assets and properties are subject to judgments, awards, orders, agreements, or resolutions of any nature from any government authority.

12.1.14	Relationships with Related Parties:

(a)       Section [12.1.14] of the Disclosure Schedule contains a list of all agreements, contracts, or arrangements of any nature and form with related parties.

(b)       Except as provided in section [12.1.14] of the Disclosure Schedule, AMP has not entered into any contracts, agreements, or arrangements of any nature or form with related parties that have been entered into on non-market terms. All contracts, agreements, or arrangements of any nature or form with related parties have been entered into and executed in compliance with applicable law, including transfer pricing regulations. The transactions carried out by AMP with related parties are genuine and should not be classified as a simulation for tax and legal purposes.

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(c)       Except as stated in section [12.1.14] of the Disclosure Schedule, neither AMP nor its respective related parties have entered into (i) credit or loan agreements related to AMP; (ii) service agreements of any kind; (iii) lease agreements; or (iv) asset purchase agreements.

12.1.15	Bank Accounts: Section [12.1.15] of the Disclosure Schedule contains a complete list showing the name of each financial institution in which there is, in relation to AMP, an account, contract, or safe deposit box, the number and nature of each of such accounts, contracts, or safe deposit boxes, and the names of all persons authorized to draw on them, give instructions to them, or access them.

12.1.16	Powers of Attorney: Section [12.1.16] of the Disclosure Schedule contains a list of all general and special powers of attorney in force that AMP has granted as of the date of execution of this Agreement, and said section [12.1.16] of the Disclosure Schedule clearly indicates: (i) the date on which the power of attorney in question was granted, (ii) the powers granted by virtue of the aforementioned power of attorney, and (iii) where applicable, the details of the registration of the power of attorney in question in the Mexican public commercial register.

12.1.17	Labor: (a) As of the date of execution of this Agreement, AMP is in compliance with all its labor and social security obligations and has not violated any applicable laws in this regard.

(b)       Section [12.1.17] of the Disclosure Schedule contains a list of all AMP's monthly payroll expenses, including details of the number of employees. The same section [12.1.17] of the Disclosure Schedule contains a list of key personnel, including their salaries, benefits, bonuses, premiums, incentives, and remuneration and, where applicable, severance agreements (including agreements related to the termination of their employment relationship with AMP). Except as stated in section [12.1.17] of the Disclosure Schedule, no key personnel or related party of AMP has bonuses of any kind, including golden parachutes or equivalents, whose payment and enforceability are updated due to a change of control. All AMP employees are employed by AMP and are up to date with all their employment obligations, including any payments to any government authority arising from the employment relationship with their employees.

(c)       Section [12.1.17] of the Disclosure Schedule contains a complete list of all current service contracts previously entered into by AMP, including (i) the name of the contractor (the "Contractors"), (ii) the subject matter of the service contract, identifying the work performed by the Contractor and its personnel, (iii) the consideration payable to the relevant Contractor, (iv) the existence of any cause for breach, termination, or rescission under the service contract, and (v) where applicable, the existence of litigation regarding the service contracts. There is no agreement, contract, instrument, or document whose purpose is the same, equivalent, or similar to those listed in section [12.1.17] of the Disclosure Schedule and which is not listed therein. With the exception of section [12.1.17] of the Disclosure Schedule, AMP has not entered into any contract, instrument, or document under the terms of which any person provides personnel or support services to it.

(d)       There is no strike, suspension, or interruption of work or labor inspection against AMP. AMP has not received any summons or notification regarding, and is not aware of the existence of, any individual or collective labor proceedings against it or its Contractors. AMP has not received any summons or notification from any of its Contractors regarding or threats regarding, and is not aware of the existence of any individual or collective labor proceedings against any of said Contractors.

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(e)       AMP has complied with its applicable obligations relating to Social Security, the National Workers' Housing Fund Institute, the Retirement Savings System, and other applicable taxes relating to labor-management relations with respect to each of its employees, and there are no amounts owed and unpaid by AMP or the Contractors arising from any applicable law, including taxes withheld under applicable law with respect to such employees. All contributions, premiums, and employer or employee expenses required by applicable law or contract, agreement, or labor agreement with respect to AMP's employees or the Contractors, as applicable, have been paid on time, or if not yet due, have been set aside.

(f)       AMP is not a party to collective bargaining agreements with respect to all workplaces.

12.1.18	Real Estate and Leases:

(a)       AMP does not own any real estate.

(b)       Section [12.1.18] of the Representation and Warranty Statement contains a list of all leases, subleases, easements, and usage agreements relating to real estate (including any amendments or supplements thereto, as well as rights to real estate used by or otherwise related to AMP).

(c)       Each lease is a valid and subsisting contract in full force and effect and constitutes a valid and binding obligation of, and is legally enforceable against, the parties thereto. AMP has not received any notice from the other party to any lease of the termination thereof. There is no breach or event that, by the passage of time or notice or both, could constitute a breach by AMP of any part of such leases. To the best of our knowledge, the leased properties have all necessary and valid licenses and permits in accordance with applicable laws, and each and every one of the obligations, terms, and conditions of the applicable laws and licenses and permits granted in its favor, as applicable, have been fully complied with, and each and every one of the acts necessary to maintain them in full force and effect have been performed. To the best of its knowledge, there is no revocation, cancellation, or notified proceeding of any nature to cancel, modify, or condition the licenses and permits with respect to the leased properties.

(d)       None of the leases contemplates an obligation to pay any amount for transfer, "down payment," change of control, or any other concept resulting from the execution of this Agreement, the effectiveness of the Merger, or any other closing document.

(e)       To the best of its knowledge, none of the leased properties is subject to any government decree or order that seizes, secures, confiscates, expropriates, reverts, or otherwise confiscates or closes the properties or the leased properties by any government authority, nor is it aware of any notification of any proceeding for the purpose of seizure, seizure, confiscation, forfeiture, expropriation, reclaim, closure, or reversion of the properties or the leased properties.

12.1.19	Suppliers: (a) Section [12.1.19] of the Disclosure Schedule contains a complete list of each of the suppliers representing more than 10% (ten percent) of AMP's total purchases during the 12 (twelve) months prior to the date of execution of this Agreement.

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(b)       None of the suppliers described in section [12.1.19] has notified AMP of the termination of, or its intention to terminate, its business relationship with AMP.

(c)       AMP has not been notified by any of the suppliers listed in section [12.1.19] regarding the potential cancellation or modification of their business relationship with AMP, or regarding limiting the services, supplies, or materials they provide to AMP, for any reason, including the effectiveness of the transactions provided for in this Agreement.

12.1.20	Systems: Section [12.1.20] contains a detailed description of the operating, financial, accounting, or any other systems by virtue of which AMP is managed and operated.

12.1.21	Intellectual Property:

(a)       Section [12.1.21] contains a list of all intellectual property rights in any jurisdiction that are owned or used under license for the operation of AMP as it is operated.

(b)       No intellectual property rights or other proprietary rights have been transferred to any person, whether by sale, assignment, or license, nor have any such rights been lost. AMP is not aware that any intellectual property related to AMP is being used or executed by any person. No person has granted options, licenses, franchises, encumbrances, rights of use or exploitation, or other contracts of any kind, verbal or written, related to intellectual property related to AMP to any person other than the Merging Company.

(c)       The ownership of the intellectual property used in AMP, if applicable under applicable law, is registered or is in the process of being registered, as applicable, and such registrations or applications are in force and have been maintained and renewed in accordance with applicable law.

(d)       Neither AMP's operations and business nor its own intellectual property rights violate or infringe the intellectual property rights of third parties. It is not aware of any actions or proceedings, whether pending or instituted by any third-party, regarding the ownership, validity, or use of the intellectual property owned by AMP, or alleging that AMP has violated, infringed, abused, altered, or misused the rights of such intellectual property. AMP has not received any notification alleging or arguing such claims.

(e)       AMP has not been notified of, nor is it aware of, any third-party having used or currently using any intellectual property owned by AMP (or any trademark or similar right that could be confused with any intellectual property owned by AMP).

(f)       No shareholder, director, employee, consultant, current or former contractor of AMP or any other person has the right to exploit or receive any right or benefit from the intellectual property owned by AMP.

(g)       Licenses have been validly granted or assigned to AMP with respect to the use of third-party software used in the ordinary course of AMP's business, through (i) individual purchase or legal and valid acquisition by any other form of license; or (ii) site licenses purchased or otherwise legally and validly acquired that authorize the use of such licensed software.

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(h)       Intellectual property owned or developed by AMP has not entered the public domain. AMP has not failed to take reasonable precautions to maintain the confidentiality of any intellectual property it has determined to share with its customers, suppliers, or other third parties.

12.1.22	Assets:

(a)       AMP has all the assets and property necessary for its operation and to provide the services it provides in the manner it provides them as of the date of execution of this Agreement, in the ordinary course of AMP's business. Section [12.1.22] contains an inventory of AMP's assets and property with a value greater than $1,000,000.00 (one million pesos 00/100), breaking down (i) their age; (ii) their remaining useful life in accordance with AMP's policies; (iii) the estimated maximum age for the use of each of them according to their intended purpose, (iv) whether they are owned by AMP or leased (under a pure and financial lease), (v) the liabilities related to such assets; and (vi) whether or not they are in operation.

(b)       The assets and properties that are part of AMP are free of any encumbrances and are not subject to any asset forfeiture proceedings, in accordance with the provisions of the Mexican Asset Forfeiture Law or other applicable laws, as applicable. AMP is the legitimate owner of all its assets and properties, which, where applicable, have been duly imported into Mexico or the territory where they are located, and have not received any notification of the existence of any government decree or order that seizes, confiscates, expropriates, reclaims, reverts, or in any other way confiscates or questions the ownership or proper importation of any of the assets and properties by any government authority.

(c)       There is no proceeding in progress or notified, or to the best of its knowledge, pending notification or threatened, for the purpose of seizure, attachment, confiscation, forfeiture, expropriation, termination of lease, or reversion of any of the assets and properties.

(d)       Section [12.1.22] of the Disclosure Schedule contains a list of (i) the leased movable assets that form part of AMP, under operating leases or finance leases; (ii) the expiration date of each of these leases, (iii) the monthly rent and any other fees or consideration payable under these leases, and (iv) the purchase options for these assets established in favor of AMP. AMP is not in default under any of these lease agreements. All leases referred to in section [12.1.22] of the Disclosure Schedule are valid, binding, and enforceable in accordance with their respective terms and are currently in force. AMP has not received any notice of default, non-renewal or extension, or rent increase under such agreements.

(e)       The assets and properties constitute all assets and properties that are used in the ordinary course of AMP's business for the operation of AMP. All assets and properties of AMP or related to its operation that are currently in use are in good operating condition and in a state of repair suitable for their intended use, except for ordinary wear and tear due to normal use or age.

12.1.23	Relevant Contracts:

(a)       Section [12.1.23] of the Disclosure Schedule contains a complete list of all relevant contracts related to AMP, as well as a summary of the main characteristics of the relevant contracts, including (i) the name of the counterparty, (ii) the subject matter of the relevant contract, (iii) the remaining term of the relevant contract and any exclusivity provisions, (iv) the consideration payable, (v) past due accounts receivable and payable, (vi) the existence, if any, of any cause for default, termination, or rescission under the relevant contract, and (vii) if applicable, the existence or threat of litigation known to it with respect to the relevant contracts.

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(b)       The enforceability and enforceability of the relevant contracts shall not be affected in any way by the execution and performance of this Agreement and the closing documents.

(c)       There are no breaches under the relevant agreements. The relevant agreements have been duly entered into by the parties thereto, are valid and binding on such parties, are in full force and effect, and confer the rights and obligations stipulated therein, as applicable.

12.1.24	Insurance:

(a)       Section [12.1.24] of the Disclosure Schedule contains a list of all insurance policies of any kind that AMP has in place to cover risks related to AMP's operations, including its assets and property, and which are currently in force. Such insurance policies are issued for the amounts, deductibles, risks, and losses that AMP considers reasonably adequate for the ordinary course of AMP's business.

(b)       All insurance policies mentioned in said section [12.1.24] of the Disclosure Schedule are in force, all premiums derived therefrom have been paid in accordance with their terms, and no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms prior to the date of such cancellation. AMP is not in default of payment or any other obligation under the aforementioned insurance policies, the breach of which could result in the modification, revocation, or termination of said policies. AMP's activities and operations have been conducted in a manner that substantially complies with all applicable provisions of said insurance policies.

(c)       To the best of its knowledge, there are no actions or proceedings against AMP or that have been notified (or to the best of its knowledge, are pending notification) arising from the insurance policies mentioned in section [12.1.24] of the Disclosure Schedule.

12.1.25	Validity of the Agreement: Does not require authorization from any person for the execution or performance of this Agreement. This Agreement is valid and binding on AMP and enforceable in accordance with its respective terms. The corporate resolutions adopted by AMP regarding the authorization to execute and perform this Agreement have been validly adopted and have not been modified, limited, or revoked in any way.

12.1.26	Intermediaries or Agents: AMP has not entered into any agreements or arrangements that confer rights in favor of brokers, intermediaries, agents, commission agents, financial advisors, or investment banking institutions, or in favor of any other firm or person that contemplates the payment of fees or commissions for intermediation or agency, or any other type of consideration, fee, or percentage in any way related to the Merger, and in the event that it has any fees or commissions from such intermediaries or agents, they must be covered in full by AMP prior to the date hereof.

12.1.27	Anti-Corruption Provisions: Neither AMP nor, to the best of its knowledge, its administrators, officers, and directors have not violated any laws relating to anti-corruption practices, provisions to prevent and detect transactions involving illicit funds or terrorist financing, nor have they violated any related civil or criminal provisions. In this regard, they declare that no investigation or proceedings have been initiated against them or the aforementioned persons by any competent authority, nor have they been charged with violating the aforementioned provisions in Mexico or abroad.

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12.1.28	Solvency: AMP (i) is not in any process or proceeding of dissolution, liquidation, or bankruptcy, (ii) has not received any summons or notification regarding any proceeding initiated by any creditor tending toward the dissolution, liquidation, or bankruptcy of AMP, nor (iii) has initiated or is about to initiate any proceeding for its dissolution, liquidation, or bankruptcy.

12.1.29	Accounts Receivable: All collection rights, accounts receivable, promissory notes, credits, and advances receivable of AMP arose from valid transactions in the ordinary course of AMP's business, are valid and enforceable obligations in accordance with the terms established with the debtor thereof, and represent money owed for services rendered in the ordinary course of AMP's business.

AMP has no reason to expect that such accounts receivable will not be collected in the ordinary course of AMP's business and paid by the debtors thereof.

12.1.30	Compliance with Laws: As of this date, AMP is in compliance with all rules, laws, regulations, orders, decrees, judgments, official letters, circulars, treaties, regulations, official Mexican standards, and any other regulations issued by any governmental authority that are applicable to it in conducting its business and operations, except for those non-compliances that have not resulted, or are not reasonably expected to result, a Material Adverse Effect.

12.1.31	Technical Assistance and Technology Transfer Agreement: (a) The Technical Assistance and Technology Transfer Agreement (the "CAT") dated August 25, 1999 (as amended from time to time), a copy of which is attached to this Agreement as part of section [12.1.31] of the Disclosure Schedule, is a valid and fully effective agreement and constitutes a valid and binding obligation of, and is legally enforceable against or in favor of, as applicable, AMP.

(b)       Except as provided in section [12.1.31] of the Disclosure Schedule, the execution of this Agreement and the performance of its obligations by AMP, as well as the effectiveness of the Merger, do not contravene or result in a violation or breach of any term, condition, or provision of the CAT.

(c)       The execution and signing by AMP of the CAT and the fulfillment of each and every one of its obligations thereunder were duly authorized in accordance with applicable law and its bylaws, as well as by its applicable corporate bodies, and do not violate (i) its bylaws in force on the date of execution of this Agreement, or (ii) any law or provision in Mexico, of any nature, that binds or affects it on the date of signing the CAT.

(d)       There is no breach or event that, by the passage of time or notification or both, could constitute a breach by any party in accordance with the CAT.

(e)       The obligations undertaken in the CAT are valid and legally enforceable for the parties, in accordance with its terms.

(f)       The representatives of the parties that entered into the CAT had on the date of its execution, sufficient authority and power to bind the parties under the terms of the CAT. There is no revocation, cancellation, or notified proceeding of any nature to terminate, cancel, modify, revoke, or condition the CAT. AMP has complied and remains in compliance with each and every obligation undertaken under the CAT.

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12.1.32	Acknowledgment of Absence of Other Representations and Warranties. AMP acknowledges and agrees that, except for the representations contained in this section, neither AMP nor any of its respective affiliates, representatives, or any other person makes any representation or warranty, express or implied, with respect to AMP, or with respect to any other information provided or made available to the Merging Company or any of its affiliates or representatives in connection with the Merger and the other ancillary agreements.

The Merging Company acknowledges and agrees (i) that it is not relying on any representation or warranty made by AMP or its representatives, except for those representations and warranties specifically and expressly set forth in this section; and (ii) that AMP disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this section.

12.2	Representations and Warranties Regarding OTAY and the OTAY Subsidiaries. OTAY represents, warrants, and guarantees to the Merging Company, with respect to itself and each of Otay TJ Holdings, L.L.C, and its subsidiaries Otay-TJ North, L.L.C, Cross Border Xpress, L.L.C, Otay-Tijuana Venture, L.L.C., and CBX Café, L.L.C (collectively, the "OTAY Subsidiaries"), as well as its affiliates Otay-TJ East, L.L.C and Otay Far East, L.L.C (collectively, the “OTAY Affiliates”) that the following information and representations are true and complete as of the date of this Agreement, and acknowledge that this is the Merging Company's determining reason for entering into this Agreement12.2.1Incorporation. OTAY and each of the OTAY Subsidiaries is a corporation duly incorporated and validly existing under the laws of the state of Delaware in the United States of America and has the authority and power to conduct its business as it currently does.

12.2.2	Capital Stock. (a) The authorized, subscribed, and paid-in capital stock of OTAY and each of the OTAY Subsidiaries is composed as indicated in section [12.2.2] of the Disclosure Schedule; (b) section [12.2.2] of the Disclosure Schedule contains a list of the holders and beneficial owners of the shares in the capital of OTAY and each of the OTAY Subsidiaries; and (c) there are no other subsidiaries of OTAY other than the OTAY Subsidiaries as described in section [12.2.2] of the Disclosure Schedule.

12.2.3	Shares. (a) Except as disclosed in section [12.2.3] of the Disclosure Document, all shares in the capital stock of OTAY and each of the OTAY Subsidiaries have been duly authorized, validly created, paid up, and released and are free of any encumbrance on them or with respect to their corporate and economic rights, and the transfer of these shares, whether direct or indirect, in favor of the Merging Company or the Merged Companies is not subject to any preemptive right or equivalent right that has not been waived on or prior to the date hereof.

(b)       Furthermore, all shares in the capital stock of OTAY and each of the OTAY Subsidiaries were created, subscribed, and paid for in compliance with the applicable laws of the state of Delaware in the United States of America.

(c)       None of the shares of capital stock of OTAY and each of the OTAY Subsidiaries were issued in violation of any agreement, arrangement, covenant, or commitment to which OTAY and each of the OTAY Subsidiaries are subject or are a party, or in violation of preemptive rights or any other similar rights in favor of any person, as applicable.

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12.2.4	Other securities. There are no (i) securities, rights, plans, options, warrants, call options, conversion rights, or any agreements, arrangements, or commitments of any kind or nature (firm or conditional) that oblige OTAY or any of the OTAY Subsidiaries, as applicable, to issue, deliver, or sell, or cause to be issued, delivered, or sold, shares of OTAY or each of the OTAY Subsidiaries, or securities convertible into or exchangeable for securities or interests representing the capital stock of OTAY and each of the OTAY Subsidiaries; (ii) contractual obligations, agreements, or rights of a person to repurchase, exchange, or otherwise acquire capital stock of OTAY and each of the OTAY Subsidiaries; or (iii) preemptive rights, rights of first refusal, rights of first offer, tag-along rights, drag-along rights, partnership or shareholder agreements, or other rights, understandings, or agreements with respect to the voting or disposition of the capital stock of OTAY and each of the OTAY Subsidiaries, or any other restrictions affecting the capital stock of OTAY and each of the OTAY Subsidiaries, or the securities representing such capital stock.

12.2.5	Licenses and Permits. Except as disclosed in section [12.2.5] of the Disclosure Document, OTAY and each of the OTAY Subsidiaries have all of the licenses, authorizations, concessions, and permits materially necessary or required to carry out their corporate purpose and the operation of their businesses in accordance with and in compliance with the applicable laws in the United States of America ("Licenses and Permits"), and (i) the material obligations contained in the Licenses and Permits and those imposed by any governmental authority on OTAY and each of the OTAY Subsidiaries have been complied with, and the necessary actions have been taken to maintain the Licenses and Permits in force; (ii) all Licenses and Permits were granted to OTAY and each of the OTAY Subsidiaries in accordance with applicable laws; (iii) all Licenses and Permits are in force; (iv) to the best of the knowledge of the facts of the chief executive officer, chief financial officer, or chief legal officer of OTAY and each of the OTAY Subsidiaries, without any obligation to investigate or verify further (hereinafter, and exclusively for purposes of OTAY and each of the OTAY Subsidiaries, the "Knowledge of OTAY"), there is no action or proceeding against OTAY and each of the OTAY Subsidiaries to cancel, modify, or condition the Licenses and Permits or those of its Subsidiaries; and (v) the execution of this Agreement does not and will not result in the termination, revocation, extinction, or loss of the Licenses and Permits of OTAY and each of its subsidiaries. Attached in section [12.2.5] of the Disclosure Schedule is a list of all Licenses and Permits granted to Otay and each of its subsidiaries by government authorities and/or any licenses, concessions, or permits that are necessary for its operation.

12.2.6	No Violation. Except as disclosed in section [12.2.6] of the Disclosure Document, the execution of this Agreement and the fulfillment of the obligations by OTAY and each of the OTAY Subsidiaries hereunder, as well as the effectiveness of the Merger, does not violate or result in a violation or breach of: (i) any term, condition, or provision of the bylaws, articles of incorporation, and resolutions adopted by the corporate bodies of OTAY and each of the OTAY Subsidiaries; (ii) any term or provision of any law applicable to OTAY and each of the OTAY Subsidiaries or their respective assets and properties that could result in a Material Adverse Effect; (iii) any term or provision of any agreement to which OTAY and each of the OTAY Subsidiaries are a party that could result in a Material Adverse Effect, or result in the termination, cancellation, or acceleration (whether upon receipt of notice, or by the passage of time, or both) of any right or obligation of OTAY and each of the OTAY Subsidiaries; or (iv) any contract, license, permit, or law that restricts the direct or indirect transfer thereof, to which OTAY or each of the OTAY Subsidiaries is a party, nor shall they have the effect of creating or imposing any lien on any of the assets of OTAY or each of the OTAY Subsidiaries.

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12.2.7	Financial information. The financial statements of OTAY and each of the OTAY Subsidiaries (consolidated at the Otay-TJ Holdings, LLC level) attached hereto in section [12.2.7] of the Disclosure Schedule (i) reflect in all material respects the financial and accounting position of OTAY and each of the OTAY Subsidiaries as of the date of their issuance; (ii) were prepared in accordance with the general accounting principles in the United States of America (“U.S. GAAP”) applied on a consistent basis; (iii) except as disclosed in section [12.2.7] of the Disclosure Document, from the date of issuance of its financial statements to the date of execution of this Agreement, no event has occurred that has materially changed or requires a material change to the financial statements of OTAY and each of the OTAY Subsidiaries; (iv) OTAY and each of the OTAY Subsidiaries are up to date in their accounting records, and their operations are reflected in their financial statements, accounting records, and books of account in accordance with U.S. GAAP, applied on a consistent basis; (v) the value of the assets of OTAY and each of the OTAY Subsidiaries has been evaluated in accordance with U.S. GAAP, applied on a consistent basis; (vi) OTAY and each of the OTAY Subsidiaries has not recorded in its financial statements, books, or any accounting records any assets of OTAY and each of the OTAY Subsidiaries in a materially incorrect or false manner, and that OTAY and each of the OTAY Subsidiaries maintain a single set of accounting records; (vii) except as disclosed in section [12.2.7] of the Disclosure Document, there is no information regarding the assets, liabilities, and operating results of OTAY and each of the OTAY Subsidiaries that is not reflected in the financial statements and that must be reflected in accordance with U.S. GAAP; (viii) except as disclosed in section [12.2.7] of the Disclosure Document, there are no liabilities of OTAY and each of the OTAY Subsidiaries that are not reflected in the financial statements; and (ix) OTAY and each of the OTAY Subsidiaries have not entered into any transaction by virtue of which they have assumed unlimited liability obligations.

Section [12.2.7] of the Disclosure Document, within OTAY's consolidated and audited financial statements, in accordance with U.S. GAAP, in the section entitled “Summary of Significant Accounting Policies,” contains a description of OTAY's accounting policies, and the financial statements reflect the application of those accounting policies in a materially correct, consistent, complete, and truthful manner. OTAY maintains internal accounting controls in order to (i) minimize any risk of presenting incorrect information in the financial statements; (ii) provide those responsible for preparing the financial statements with all relevant information necessary for the proper preparation of the financial statements in a timely manner; and (iii) ensure that all relevant transactions are conducted in accordance with OTAY's bylaws and applicable law and recorded in the appropriate period in accordance with US GAAP.

12.2.8	Liabilities. (a) Except as disclosed in section [12.2.7] and the liabilities reflected in OTAY's consolidated financial statements, which include each of the OTAY Subsidiaries attached to this Agreement in section [12.2.7] of the Disclosure Schedule attached hereto, neither OTAY nor each of the OTAY Subsidiaries has incurred any financial liabilities, bank loans, or any other liabilities, nor has it granted any guarantees, sureties, or material endorsements in favor of third parties or related parties.

12.2.9	Assets. (i) Except as disclosed in section [12.2.9] of the Disclosure Document, OTAY and each of the OTAY Subsidiaries maintain all assets and properties materially necessary for the operation of the business of OTAY and each of the OTAY Subsidiaries in the ordinary course of their business; (ii) OTAY and each of the OTAY Subsidiaries are the rightful owners of all their assets and properties materially necessary for the operation of the business, and to the best of Otay's knowledge, they have not received any notification of the existence of any government decree or order that seizes, confiscates, expropriates, nationalizes, occupies, requisitions, reclaims, reverts, or in any other way confiscates or questions the ownership or due importation of any of the assets and properties by any government authority; (iii) there are no material proceedings in progress or notified, or to the best of OTAY's knowledge, pending notification or threatened, for the purpose of seizure, attachment, confiscation, forfeiture, expropriation, termination of lease, or reversion of any of the assets and properties of OTAY and each of the OTAY Subsidiaries; and (iv) all assets and properties of OTAY and each of the OTAY Subsidiaries currently in use are in good operating condition and state of repair for their intended use, except for ordinary wear and tear due to normal use or age.

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12.2.10	Absence of Certain Changes, Events, or Conditions. Except for the events indicated in the audited financial statements of OTAY and each of the OTAY Subsidiaries (on a consolidated basis at the level of Otay-TJ Holdings, L.L.C) as of December 31, 2024, which are attached to this Agreement as part of section [12.2.7] of the Disclosure Schedule and as disclosed in section [12.2.10], since January 1, 2025, there has been no occurrence or event (i) any Material Adverse Effect or any other event, occurrence, or circumstance that individually or collectively represents an Adverse Material Effect(ii) the termination, modification, rescission, or waiver of any material rights under any relevant contract; (iii) the granting of options, warrants, or any other right to purchase or obtain (upon conversion, exchange, or exercise) rights with respect to OTAY or each of the OTAY Subsidiaries; (iv) material changes in accounting or tax policies, or any relevant change in cash management or in policies and procedures regarding the collection of accounts receivable, creation of reserves or provisions for uncollectible accounts, calculation of accounts receivable, inventory control and, prepayment of expenses, payment of accounts receivable, calculation of other expenses, deferral of income, and acceptance of customer deposits; (v) disposal, transfer, assignment, distribution, lease, or any other disposition of, or encumbrance on, assets and property outside the ordinary course of business; (vi) transfer, assignment, or granting of any License and Permit of any relevant right relating to or in connection with OTAY and each of the OTAY Subsidiaries; (vii) granting any real or personal guarantees to secure the obligations of OTAY and each of the OTAY Subsidiaries outside the ordinary course of business; (viii) developing a new line of business or abandoning or discontinuing the current line of business; (ix) except for the Merger that is the subject of this Agreement, adoption of any reorganization, dissolution, or liquidation plan or filing of a petition for a declaration or voluntary commencement of bankruptcy proceedings under any provision of applicable law or consenting to or acquiescing in the filing of a petition or commencement of insolvency proceedings (including, without limitation, United States Chapter 11) against it based on applicable law; (x) any liability that may have a Material Adverse Effect; (xi) except for liabilities recorded in the Financial Statements of OTAY and each of the OTAY Subsidiaries mentioned above, incurring any other material liability outside the ordinary course of business; (xii) except as recorded in the Consolidated Financial Statements of OTAY and each of the OTAY Subsidiaries mentioned above, any loan or credit granted by OTAY and/or each of the OTAY Subsidiaries, other than accounts receivable generated in the ordinary course of business of OTAY and each of the OTAY Subsidiaries; (xiii) there have been no material transactions with related parties, except for those transactions recorded in the financial statements and within the ordinary course of business of OTAY and each of the OTAY Subsidiaries; (xiv) acquisition, whether by merger or consolidation with, or by the purchase of a substantial portion of the assets or shares of, or in any other manner, of any business, person, or division thereof; or (xv) except as described in section [12.2.12] of the Disclosure Schedule, any agreement with any tax authority for the purpose of reaching conclusive agreements on tax matters, or any similar agreement to carry out the total or partial cancellation of tax credits determined by the omission of taxes, adjustments, fines, and surcharges.

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12.2.11	Taxes:

(a)       Except as described in section [12.2.11] of the Disclosure Schedule, OTAY and each of the OTAY Subsidiaries are current in all their material tax obligations, whether federal, state, or municipal, in accordance with applicable tax laws (taking into account all applicable and valid extensions for filing tax returns, paying taxes, or complying with other tax obligations). All material tax returns that OTAY and each of the OTAY Subsidiaries have been required to file have been filed in a timely manner with the relevant tax authorities (taking into account all applicable and valid extensions for such purpose). All material tax returns have been filed with information that is complete, accurate, and correct in all material respects. With respect to OTAY and each of the OTAY Subsidiaries, all material taxes that have accrued and should have been paid have been paid in a timely and proper manner or have been properly reserved in the financial statements. All material taxes whose accrual and payment have been claimed by the tax authorities have been or will be paid, at the time they become due, or there is an accounting entry to provision for such amounts in the financial statements.

(b)       Except as described in section [12.2.11] of the Disclosure Schedule, (i) none of the tax returns (for fiscal years for which the tax authority's powers have not expired) has been subject to actions and proceedings by any tax authority; (ii) no tax credits, outstanding deficiencies, claims or any other contingencies or matters have been determined, and no written determinations have been made as a result of any action or proceeding on a tax return filed by a tax authority that remains open and under review; and (iii) there are no extensions or waivers of limitation periods with respect to taxes that remain in effect (except for ordinary extensions to file tax returns).

(c)       There are no liens arising from taxes or any other fiscal cause affecting the assets and properties of OTAY and each of the OTAY Subsidiaries, except for liens or other encumbrances for (i) taxes not yet due and payable, and (ii) taxes that are being challenged in good faith through the appropriate procedures and for which sufficient reserves have been established.

(d)       With respect to OTAY and each of the OTAY Subsidiaries, all material taxes (with respect to fiscal years in which the tax authorities' power of review has not expired) that they are required to transfer and withhold in accordance with the law in their capacity as taxpayers and withholding agents, respectively, have been duly transferred, withheld, and duly and timely credited, paid, and remitted to the corresponding tax authority to the extent that they have been owed, and OTAY and each of the OTAY Subsidiaries have the necessary documentation to prove that the taxes they have transferred and withheld have been paid.

(e)       Except as described in section [12.2.11] of the Disclosure Schedule, OTAY and each of the OTAY Subsidiaries have not filed any tax-related claims with the tax authorities, including, but not limited to, a confirmation of criteria or a request to pay in installments the tax debts incurred.

(f)       OTAY and each of the OTAY Subsidiaries have not made payments to companies that issue or have issued receipts without having the assets, personnel, infrastructure, or material capacity to provide the services or produce, market, or deliver goods related to their corporate purpose in accordance with applicable Mexican law nor any external supplier that has issued digital tax receipts via the internet to OTAY and each of the OTAY Subsidiaries, are mentioned in the list provided under Article 69-B of the Mexican Federal Tax Code. All transactions carried out by OTAY and each of the OTAY Subsidiaries have been for purposes related to the corporate purposes and the business of OTAY and each of the OTAY Subsidiaries. No digital tax receipts issued by or on behalf of OTAY and each of the OTAY Subsidiaries have been assessed by the tax authorities as falling within the scope of Article 69-B of the Mexican Federal Tax Code, and those receipts support actual, bona fide, and existing transactions.

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(g)        Except as described in section [12.2.11] of the Disclosure Schedule, OTAY and each of the OTAY Subsidiaries are not required to file any tax returns in any jurisdiction other than the United States and are not residents for tax purposes in any jurisdiction other than the United States.

(h)       OTAY and each of the OTAY Subsidiaries have complied with all material requirements under the United States Income Tax Law and its regulations and any other applicable law (with respect to fiscal years in which the tax authorities' power of review has not expired) in relation to the withholding of taxes from employees, service providers, or any other person, and have materially remitted all amounts withheld to the appropriate authorities within the prescribed time limits.

(i)       OTAY and each of the OTAY Subsidiaries do not owe any material amount to the tax authorities for past due withholding taxes or for any additional charges that may have been generated as a result of the tax withholdings made, except for those for which there is still a deadline for payment.

(j)       There are no decrees or provisions issued by any tax authority in any proceeding affecting OTAY or each of the OTAY Subsidiaries that represent a Material Adverse Effect.

(k)       The government tax authorities have not determined a tax credit related to OTAY or each of the OTAY Subsidiaries in connection with taxes payable by them (with respect to fiscal years in which the tax authorities' power of review has not expired).

(l)       The agreements to which OTAY and each of the OTAY Subsidiaries are party have resulted and will result in the tax implications or taxable events established therein and for them in accordance with their respective agreed nature, and have not been and will not be subject to any recharacterization under applicable tax laws.

(m)       OTAY and each of the OTAY Subsidiaries have not designed, organized, implemented, or administered any agreement or transaction that could be considered a reportable scheme in accordance with the applicable provisions established in the Mexican Federal Tax Code.

(n)       OTAY and each of the OTAY Subsidiaries have complied in all material respects with all the requirements of the tax incentives that, where applicable, they have applied.

Notwithstanding any provision to the contrary in this Agreement: (i) OTAY and each of the OTAY Subsidiaries make no representation or warranty with respect to the amount, value, or usefulness of any assets or tax attributes to which they are entitled (including, without limitation, net operating losses or net operating surpluses, tax base, or tax credits), or to the limitations thereof, including, among others, the ability of the Merging Company or any of its affiliates to use such tax assets or attributes after the date of the Merger; and (ii) the representations in this section 12.2.11 shall be the sole representations of OTAY and each of the OTAY Subsidiaries in this Agreement with respect to tax matters.

12.2.12	Proceedings: (i) There are no pending actions or proceedings, nor, to the best of OTAY's knowledge, any threat or imminence of any material action or proceeding in relation to OTAY and each of the OTAY Subsidiaries, nor has any summons or notification been received to initiate any action or proceeding; (ii) None of the assets and properties are seized or subject to any action or proceeding or encumbrance, except as described in section [12.2.11] of the Disclosure Schedule. (iii) There are no actions or proceedings, nor, to the best of OTAY's knowledge, any threat of actions or proceedings that could challenge the validity of this Agreement or prevent, delay, invalidate, or interfere with the completion of the transaction. None of the assets and properties are subject to judgments, awards, orders, agreements, or resolutions of any nature from any government authority.

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12.2.13	Relationships with related parties:

(a)       Section [12.2.13] of the Disclosure Schedule contains a list of all agreements, contracts, or material arrangements of any nature and form with related parties of OTAY and each of the OTAY Subsidiaries.

(b)       OTAY and each of the OTAY Subsidiaries have not entered into any contracts, agreements, or arrangements of any nature or form with related parties that have been entered into on non-market terms. All contracts, agreements, or arrangements of any nature and form with related parties have been entered into and executed in compliance with applicable law, including transfer pricing regulations. The transactions carried out by OTAY and each of the OTAY Subsidiaries with related parties are genuine and should not be classified as a simulation for tax and legal purposes.

(c)       Except as provided in section [12.2.13] of the Disclosure Schedule, neither OTAY nor each of the OTAY Subsidiaries, nor their respective related parties, have entered into (i) credit or loan agreements related to OTAY or each of the OTAY Subsidiaries; (ii) material service agreements of any kind, (iii) lease agreements, (iv) or asset purchase agreements.

12.2.14	Bank Accounts: Section [12.2.14] of the Disclosure Schedule contains a complete list showing the name of each financial institution in which there is, in relation to OTAY and each of the OTAY Subsidiaries, an account, contract, or safe deposit box, the number and nature of each of such accounts, contracts, or safe deposit boxes, with the names of all persons authorized to draw on them, give instructions to them, or access them.

12.2.15	Powers of Attorney: Section [12.2.15] of the Disclosure Schedule contains a list of all general and special powers of attorney in force that OTAY and each of the OTAY Subsidiaries have granted as of the date of execution of this Agreement, and said section [12.2.15] of the Disclosure Schedule clearly indicates: (i) the date of grant of the power of attorney in question, (ii) the powers granted by virtue of the aforementioned power of attorney, and (iii) where applicable, details of the registration of the power of attorney in question in the public commercial register.

12.2.16	Labor: (a) As of the date of execution of this Agreement, OTAY and each of the OTAY Subsidiaries are in compliance with all their labor and social security obligations and have not violated any applicable laws in this regard.

(b)       Section [12.2.16] of the Disclosure Schedule contains a list of all monthly payroll expenses of OTAY and each of the OTAY Subsidiaries, including details of the number of employees. The same section [12.2.16] of the Disclosure Schedule contains a list of key personnel, including their salaries, benefits, bonuses, premiums, incentives, and remuneration and, where applicable, severance agreements (including agreements related to the termination of the employment relationship between them and OTAY and each of the OTAY Subsidiaries). Except as described in section [12.2.16] of the Disclosure Schedule, no key personnel or related party of OTAY and each of the OTAY Subsidiaries has bonuses of any kind, including golden parachutes or equivalents, whose payment and enforceability are updated due to a change of control. All employees of OTAY or each of the OTAY Subsidiaries are employed by OTAY and are up to date with all their employment obligations, including any payments to any government authority arising from the employment relationship with their employees.

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(c)       Section [12.2.16] of the Disclosure Schedule contains a complete list of all material personnel or support service contracts previously entered into by OTAY and each of the OTAY Subsidiaries, including (i) the name of the Contractor, (ii) the subject matter of the service contract, identifying the work performed by the Contractor and its personnel, (iii) the consideration payable to the relevant Contractor, (iv) the existence of any cause for breach, termination, or rescission under the service contract, and (v) where applicable, the existence of litigation regarding the service contracts. There is no agreement, contract, instrument, or document whose purpose is the same, equivalent, or similar to those listed in section [12.2.16] of the Disclosure Schedule and which is not listed therein. With the exception of section [12.2.16] of the Disclosure Schedule, OTAY and each of the OTAY Subsidiaries have not entered into any agreement, instrument, or document under the terms of which any person provides personnel or support services.

(d)       There is no strike, suspension, or interruption of work or labor inspection against OTAY and each of the OTAY Subsidiaries. OTAY and each of the OTAY Subsidiaries have not received any summons or notification regarding, and are not aware of the existence of, any individual or collective labor proceedings against them or the Contractors. OTAY and each of the OTAY Subsidiaries have not received any summons or notification from any of their Contractors regarding or threats regarding and are not aware of the existence of any individual or collective labor proceedings against any of said Contractors.

(e)       OTAY and each of the OTAY Subsidiaries are not party to any collective bargaining agreements with respect to all of their workplaces.

12.2.17	Real Estate and Leases: (a) Section [12.2.17] of the Disclosure Schedule contains a list of all real estate owned by OTAY and each of the OTAY Subsidiaries. With respect to the real estate, except for the encumbrances listed in section [12.2.11] of the Disclosure Schedule, OTAY and each of the OTAY Subsidiaries have full ownership and valid, legitimate, and negotiable title. The real estate and ownership thereof are registered in the corresponding public property registries in favor of OTAY and each of the OTAY Subsidiaries, as applicable; they are free of any Liens and are not subject to any relevant actions or proceedings. The properties have all the licenses and permits that are materially necessary and in force under applicable laws, and OTAY and each of the OTAY Subsidiaries; except for the encumbrances listed in section [12.2.11] of the Disclosure Schedule, have fully complied with each and every one of the obligations, terms, and material conditions of the applicable laws and of the licenses and permits granted in their favor, as applicable, and have performed each and every act materially necessary to maintain them in full force and effect. To the best of Otay's knowledge, there is no revocation, cancellation, or notified proceeding of any nature to cancel, modify, or condition the licenses and permits with respect to the properties.

(b)       Section [12.2.17] of the Representation and Warranty Schedule contains a list of all leases, subleases, easements, and material usage agreements with respect to real property (including any amendments or supplements thereto), as well as rights to real property used by or otherwise related to OTAY and each of the OTAY Subsidiaries.

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(c)       Except as described in section [12.2.18] of the Disclosure Schedule, each lease is a valid and subsisting contract in full force and effect and constitutes a valid and binding obligation of, and is legally enforceable against, the parties thereto. OTAY and each of the OTAY Subsidiaries have not received any notice from the other party to any lease of the termination thereof. There is no default or event that, by the passage of time or notice or both, could constitute a default by any party under such leases by OTAY and each of the OTAY Subsidiaries. The Leased Properties have all necessary and valid licenses and permits in accordance with applicable laws, and each and every one of the obligations, terms, and conditions of the applicable laws and licenses and permits granted in their favor, as applicable, have been fully complied with, and each and every one of the acts necessary to keep them in full force and effect have been performed. To the best of Otay's knowledge, there is no revocation, cancellation, or notified proceeding of any nature to cancel, modify, or condition the licenses and permits with respect to the leased properties.

(d)       None of the leases contemplates an obligation to pay any amount for transfer, "down payment," change of control, or any other concept resulting from the execution of this Agreement, the effectiveness of the Merger, or any other closing document.

(e)       To the best of OTAY's knowledge, none of the properties owned by OTAY and each of the OTAY Subsidiaries and leased properties are subject to any government decree or order that seizes, secures, confiscates, expropriate, revert, or otherwise confiscate or close the Properties or leased properties by any government authority, nor are they aware of any notification of any proceedings for the purpose of seizure, attachment, confiscation, forfeiture, expropriation, reclaim, closure, or reversion of the properties or leased properties.

12.2.18	Suppliers: (a) Section [12.2.18] of the Disclosure Schedule contains a complete list of each of the suppliers representing more than 10% (ten percent) of the total purchases of OTAY and each of the OTAY Subsidiaries, as applicable, during the 12 (twelve) months prior to the date of execution of this Agreement.

(b)       None of the suppliers described in section [12.2.18] of the Statement of Intent has notified OTAY and each of the OTAY Subsidiaries of the termination of, or its intention to terminate, its business relationship with OTAY.

(c)       OTAY and each of the OTAY Subsidiaries have not been notified by any of the suppliers listed in section [12.2.18] of the Disclosure Schedule regarding the potential cancellation or modification of its business relationship with OTAY and each of the OTAY Subsidiaries, or regarding limiting the services, supplies, or materials it provides to OTAY and each of the OTAY Subsidiaries, for any reason, including the consummation of the transactions contemplated in this Agreement.

12.2.19	Systems: Section [12.2.19] of the Disclosure Schedule contains a detailed description of the operating, financial, accounting, or any other systems by virtue of which OTAY and each of the OTAY Subsidiaries are managed and operated.

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12.2.20	Intellectual Property:

(a)       Section [12.2.20] of the Disclosure Schedule contains a list of all intellectual property rights in any jurisdiction that are owned or used under license for the operation of OTAY and each of the OTAY Subsidiaries as operated.

(b)       Except for limited, non-exclusive, and revocable licenses in connection with certain commercial agreements, no intellectual property rights or other proprietary rights with respect to intellectual property have been transferred to any person, whether by sale, assignment, or license, nor have any such rights been lost. OTAY and each of the OTAY Subsidiaries are not aware that any intellectual property related to OTAY and each of the OTAY Subsidiaries is being used or executed by any person in a material manner and for which appropriate measures have not been taken to prevent such use. Except for limited, non-exclusive, and revocable licenses in connection with certain commercial agreements and the encumbrances listed in section [12.2.11] of the Disclosure Document, no person has granted options, licenses, franchises, encumbrances, rights of use or exploitation, or other contracts of any kind, verbal or written, related to the intellectual property related to OTAY and each of the OTAY Subsidiaries to any person other than the Merging Company.

(c)       The ownership of the intellectual property used by OTAY and each of the OTAY Subsidiaries, if applicable under applicable law, is registered or is in the process of being registered, as applicable, and such registrations or applications are in force and have been maintained and renewed in accordance with applicable law.

(d)       To the knowledge of OTAY, neither the operations and businesses nor the intellectual property rights of OTAY and each of the OTAY Subsidiaries violate or infringe upon the intellectual property rights of third parties. To the best of OTAY's knowledge, there are no actions or proceedings pending or brought by any third-party regarding the ownership, validity, or use of the intellectual property used by OTAY and each of the OTAY Subsidiaries, or alleging that OTAY and each of the OTAY Subsidiaries have violated, infringed, abused, altered, or misused the rights of such intellectual property. OTAY and each of the OTAY Subsidiaries have not received any notification alleging or arguing such claims that have not been resolved in a satisfactory and non-material manner in favor of OTAY and/or each of the OTAY Subsidiaries, as applicable.

(e)       OTAY and each of the OTAY Subsidiaries have not been notified of, nor are they aware of, any third-party having used or currently using any intellectual property belonging to OTAY and each of the OTAY Subsidiaries (or any trademark or similar right that could be confused with any intellectual property owned by OTAY and each of the OTAY Subsidiaries), in a relevant or material manner and for which appropriate measures have not been taken to prevent such use.

(f)       No shareholder, director, employee, consultant, current or former contractor of OTAY and each of the OTAY Subsidiaries or any other person has the right to exploit or receive any right or benefit from the intellectual property owned by OTAY and each of the OTAY Subsidiaries.

(g)       Valid licenses have been granted or assigned to OTAY and each of the OTAY Subsidiaries, as applicable, with respect to the use of third-party software used in the ordinary course of business of OTAY and each of the OTAY Subsidiaries, through (i) individual purchase or legal and valid acquisition by any other form of licenses; or (ii) site licenses purchased or otherwise legally and validly acquired that authorize the use of such licensed software.

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(h)       The intellectual property owned or developed by OTAY and each of the OTAY Subsidiaries has not entered the public domain. OTAY and each of the OTAY Subsidiaries have not failed to take reasonable precautions to maintain the confidentiality of any intellectual property they have determined to share with their customers, suppliers, or other third parties.

12.2.21	Relevant Contracts:

(a) Section [12.2.21] of the Disclosure Schedule contains a complete list of all relevant contracts related to OTAY and each of the OTAY Subsidiaries, as well as a summary of the main characteristics of the relevant contracts, including (i) the name of the counterparty, (ii) the subject matter of the relevant contract, (iii) the remaining term of the relevant contract and any exclusivity provisions, (iv) the consideration payable, (v) material past due accounts receivable and payable, (vi) the existence, if any, of any cause for default, termination, or rescission under the relevant contract, and (vii) if applicable, the existence or threat of litigation known to them with respect to the relevant contracts.

(b)       The enforceability and enforceability of the relevant contracts shall not be affected in any way by the execution and performance of this Agreement and the closing documents.

(c)       There are no breaches under the relevant agreements. The relevant agreements have been duly executed by the parties thereto, are valid and binding on such parties, are in full force and effect, and confer the rights and obligations stipulated therein, as applicable.

12.2.22	Customers: Section [12.2.22] of the Disclosure Schedule of this Agreement contains a list of all contracts with customers of OTAY and each of the OTAY Subsidiaries, including those in relation to which it is known that they will not be renewed or will be terminated prior to December 31, 2025, which in fiscal year 2024 represented 5% (five percent) or more of the revenues of OTAY and each of the OTAY Subsidiaries, individually, of which they were customers and which said customer has not been recovered.

12.2.23	Insurance: (a) Section [12.2.23] of the Disclosure Schedule contains a list of all insurance policies of any nature held by OTAY and each of the OTAY Subsidiaries to cover risks related to the operation of OTAY and each of the OTAY Subsidiaries, including their assets and properties, real estate and leased real estate, and which are currently in force. Such insurance policies are issued for the amounts, deductibles, risks, and losses that OTAY and each of the OTAY Subsidiaries consider to be reasonably adequate for the ordinary course of OTAY and each of the OTAY Subsidiaries.

(b)       All insurance policies referred to in such section [12.2.23] of the Disclosure Schedule are in force, all premiums thereunder have been paid in accordance with their terms, and no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms prior to the date of such cancellation. OTAY and each of the OTAY Subsidiaries are not in default of payment or any other obligation under the aforementioned insurance policies, the breach of which could result in the modification, revocation, or termination of such policies. The activities and operations of OTAY and each of the OTAY Subsidiaries have been conducted in a manner that substantially complies with all applicable provisions of such insurance policies.

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(c)       Except as described in section [12.2.23] of the Disclosure Schedule, to the best of OTAY's knowledge, there are no actions or proceedings against OTAY and each of the OTAY Subsidiaries or that have been notified (or to the best of OTAY's knowledge, are pending notification) arising from the insurance policies mentioned in section [12.2.23] of the Disclosure Schedule.

12.2.24	Validity of the Agreement: No authorization from any person that has not been previously obtained is required for the execution or performance of this Agreement. This Agreement is valid and binding on OTAY and each of the OTAY Subsidiaries and is mandatory in accordance with its respective terms. The corporate resolutions adopted by OTAY and each of the OTAY Subsidiaries regarding the authorization to enter into and execute this Agreement have been validly adopted and have not been modified, limited, or revoked in any way.

12.2.25	Intermediaries or Agents: OTAY and each of the OTAY Subsidiaries have not entered into any agreements or arrangements that confer rights in favor of brokers, intermediaries, agents, commission agents, financial advisors, or investment banking institutions, or in favor of any other firm or person that contemplates the payment of fees or commissions for intermediation or agency, or any other type of consideration, fee, or percentage in any way related to the Merger, and in the event that there are any fees or commissions from such intermediaries or agents, they shall be covered in full by OTAY and each of the OTAY Subsidiaries prior to the date hereof.

12.2.26	Anti-Corruption Provisions: OTAY and each of the OTAY Subsidiaries, nor to the knowledge of OTAY, its administrators, officers, and directors, have violated any law relating to anti-corruption practices, provisions to prevent and detect transactions involving funds of illicit origin or terrorist financing, nor have they violated any related civil or criminal provisions. In this regard, they declare that no investigation or proceedings have been initiated against them or the aforementioned persons by any competent authority, nor have they been charged with violating the aforementioned provisions in Mexico or abroad.

12.2.27	Solvency: OTAY and each of the OTAY Subsidiaries (i) are not in any process or proceeding of dissolution, liquidation, or bankruptcy, (ii) have received any summons or notification regarding any proceedings initiated by any creditor tending toward the dissolution, liquidation, or bankruptcy of OTAY and each of the OTAY Subsidiaries, nor (iii) have initiated or are about to initiate any proceedings for their dissolution, liquidation, or bankruptcy.

12.2.28	Accounts Receivable: (a) All collection rights, accounts receivable, promissory notes, credits, and advances receivable of OTAY and each of the OTAY Subsidiaries arose from valid transactions in the ordinary course of business of OTAY and each of the OTAY Subsidiaries, are valid and enforceable obligations in accordance with the terms established with the debtor thereof and represent money owed for services rendered in the ordinary course of business of OTAY and each of the OTAY Subsidiaries.

(b)       To the best of OTAY's knowledge, OTAY and each of the OTAY Subsidiaries have no reason to expect that such accounts receivable will not be collectible in the ordinary course of business of OTAY and each of the OTAY Subsidiaries and paid by the debtors thereof.

12.2.29	Compliance with Laws: As of this date, OTAY and each of the OTAY Subsidiaries are in compliance with all rules, laws, regulations, orders, decrees, judgments, official letters, circulars, treaties, regulations, rules, official Mexican standards, and any other regulations issued by any governmental authority that are applicable to them in conducting their business and operations, except for those non-compliances that have not resulted, or are not reasonably expected to result, in a Material Adverse Effect.

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12.2.30	Acknowledgment of Absence of Other Representations and Warranties OTAY acknowledges and agrees that, except for the representations contained in this section, neither OTAY nor any of its respective affiliates, representatives, or any other person makes any representation or warranty, express or implied, with respect to OTAY or its respective subsidiaries, or with respect to any other information provided or made available to GAP or any of its affiliates or representatives in connection with the Merger and the other ancillary agreements.

The Merging Company acknowledges and agrees (i) that it is not relying on any representations or warranties of OTAY, its affiliates, representatives, or any other person, except for those representations and warranties specifically and expressly set forth in this section; and (ii) that OTAY and its respective subsidiaries disclaim any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this section.

12.3	Fundamental Representations and Warranties of the PAP Shareholders: The PAP Shareholders represent, warrant, and guarantee to the Merging Company that the following information and representations are true and complete as of the date of execution of this Agreement, and acknowledge that this is the Merging Company's determining reason for entering into this Agreement.12.3.1

12.3.1	Existence: They are individuals of Mexican nationality and of legal age.

12.3.2	Capacity: They have full capacity to enter into this Agreement, which is not limited in any way.

12.3.3	Shareholding: The PAP Shareholders are the owners and beneficiaries of the number of shares and/or equity interests representing the capital stock of AMP, CMA, PAP, and Charter described in section [12.3.3] of the Disclosure Schedule, free of any encumbrance or limitation on ownership, and may freely dispose of such shares.

12.3.4	Encumbrances on Shares: Except as described in section [12.3.4] of the Disclosure Schedule, as of the date of signing this Agreement, there are no encumbrances or limitations of any kind on the shares held by the PAP Shareholders. Furthermore, the PAP Shareholders have not entered into any agreement, contract, or covenant that remains in force that prevents or restricts the holding or transfer of the shares, including, but not limited to, any preemptive rights in favor of any other person or entity or restrictions on participation in the capital stock due to the personal status of the direct or indirect purchasers.

12.3.5	Non-Contravention: (a) The execution of this Agreement and the fulfillment of the obligations by the PAP Shareholders hereunder, as well as the effectiveness of the Merger, does not contravene, or result in a violation or breach of: (i) any term or provision of any law applicable to the PAP Shareholders or their respective assets and properties that could result in a Material Adverse Effect; (ii) any term or provision of any agreement to which the PAP Shareholders are a party, which could result in a Material Adverse Effect, or result in the termination, cancellation, or acceleration (whether upon receipt of notice, or by the passage of time, or both) of any right or obligation of the PAP Shareholders; or (iii) any agreement, license, permit, or law restricting the direct or indirect transfer thereof, to which the PAP Shareholders are a party, nor shall they have the effect of creating or imposing any lien on any of the assets of the PAP Shareholders.

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(b)       Likewise, there is no impediment to the execution of this Agreement and there is no preemptive right or equivalent right over the shares held by the PAP Shareholders that has not been waived on the date of execution of this Agreement and that could prevent the Merger from taking effect.

12.3.6	Authorizations: Except for those authorizations, consents, waivers, or exemptions from government authorities and third parties that have been obtained prior to the date of execution of this Agreement, no authorization from any person is required for the execution or performance of this Agreement. This Agreement is valid and binding on the PAP Shareholders, mandatory in accordance with its terms, and the resolutions of the partners and/or shareholders approving the Merger of each of the Merged Companies are valid, binding, and effective as of the date of signing of this Agreement.

12.3.7	Acknowledgment of Absence of Other Representations and Warranties: The PAP Shareholders acknowledge and agree that, except for the representations contained in this section, neither the PAP Shareholders nor any of their respective representatives make any representations or warranties, express or implied, with respect to their respective affiliates, or with respect to any other information provided or made available to the Merging Company or any of its affiliates or representatives in connection with the Merger and in the other ancillary agreements.

The Merging Company acknowledges and agrees (i) that it is not relying on any representations or warranties of the PAP Shareholders or their representatives, except for those representations and warranties specifically and expressly set forth in this section; and (ii) that the PAP Shareholders disclaim any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this section.

12.4	Fundamental Representations and Warranties of the PAL Shareholders: The PAL Shareholders represent, warrant, and guarantee to the Merging Company that the following information and representations are true and complete as of the date of execution of this Agreement, and acknowledge that this is the determining reason for the Merging Company to enter into this Agreement, and that no relevant information has been omitted whose disclosure could reasonably cause the Merging Company not to proceed with the Merger, under the terms and conditions set forth in this Agreement.12.4.1

12.4.1	Existence: In the case of PAL Shareholders other than the Trustee, each is an individual of Mexican nationality and of legal age, while in the case of Fideicomiso Invex, it is a multiple banking institution legally incorporated under the applicable laws of Mexico and authorized to act as a trustee under the applicable legal provisions.

12.4.2	Capacity: (a) In the case of PAL Shareholders other than the Trustee, they have full capacity to enter into this Agreement, and is not limited in any way.

(b)       The representative of the Invex Trust has and has received sufficient instructions to enable it to enter into this Agreement and has sufficient and necessary powers to enter into this Agreement on its behalf and in its name, which powers have not been revoked or limited to date.

12.4.3	Share Ownership: PAL Shareholders are direct or indirect owners or beneficiaries of the PAL shares, as well as the Shares of CMA and AMP shares as identified in section [12.4.3] of the Disclosure Schedule (the "PAL Shares"), free of any encumbrance or limitation on ownership, and may freely dispose of them.

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12.4.4	Encumbrances on the Shares: Except as provided in the bylaws of AMP, in the AMP Shareholders Agreement and in the CMA Shareholders Agreement, as of the date of execution of this Agreement, there are no encumbrances or limitations of any kind on the PAL Shares. Furthermore, the PAL Shareholders have not entered into any agreement, contract, or covenant that remains in force that prevents or restricts the holding or transfer of the shares, including, but not limited to, any preemptive rights in favor of any other person or entity or restrictions on participation in the capital stock due to the personal status of the direct or indirect purchasers.

12.4.5	No Contravention: (a) The execution of this Agreement and the fulfillment of the obligations by the PAL Shareholders hereunder, as well as the effectiveness of the Merger, does not contravene, or result in a violation or breach of: (i) any term or provision of any law applicable to the PAL Shareholders or their respective assets and properties that could result in a Material Adverse Effect; (ii) any term or provision of any agreement to which the PAL Shareholders are a party, which could result in a Material Adverse Effect, or result in the termination, cancellation, or acceleration (whether upon receipt of notice, or by the passage of time, or both) of any right or obligation of the PAL Shareholders; or (iii) any contract, license, permit, or law restricting the direct or indirect transfer thereof, to which the PAL Shareholders are a party, nor shall they have the effect of creating or imposing any lien on any of the assets of the PAL Shareholders.

(b)       Furthermore, there is no impediment to the execution of this Agreement and there is no preemptive right or equivalent right over the membership interests held by PAL Shareholders that has not been waived on the date of execution of this Agreement and that could prevent the Merger from taking effect.

12.4.6	Authorizations: Except for those authorizations, consents, waivers, or exemptions from government authorities and third parties that have been obtained prior to the date of execution of this Agreement, no authorization from any person is required for the execution or performance of this Agreement. This Agreement is valid and binding on the PAL Shareholders, mandatory in accordance with its terms, and the resolutions of the partners and/or shareholders approving the Merger of each of the Merged Companies are valid, binding, and effective as of the date of signing of this Agreement.

12.4.7	Acknowledgment of Absence of Other Representations and Warranties: PAL Shareholders acknowledge and agree that, except for the representations contained in this section, neither the PAL Shareholders nor any of their representatives make any representation or warranty, express or implied, with respect to their respective affiliates, or with respect to any other information provided or made available to GAP or any of its affiliates or representatives in connection with the Merger and in the other ancillary agreements.

The Merging Company acknowledges and agrees (i) that it is not relying on any representations or warranties of the PAL Shareholders or their representatives, except for those representations and warranties specifically and expressly set forth in this section; and (ii) that the PAL Shareholders disclaim any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this section.

12.5	Representations and Warranties with respect to PAP, PAL, CMA, and CHARTER: Each of PAP, PAL, CMA, and CHARTER, individually and solely with respect only to themselves, represent, warrant, and covenant to the Merging Company that the following information and representations are true and complete as of the date of execution of this Agreement, and acknowledge that this is the Merging Company's material basis for entering into this Agreement. The representations and warranties contained in this section 12.5 and its subsections refer exclusively to the Merged Companies, PAP, PAL, CMA, and CHARTER, and not to AMP.12.5.1

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12.5.1	Incorporation and legal existence: That each of PAP, PAL, CMA, and CHARTER is a duly incorporated company, with legally valid existence and in compliance with the laws of the United Mexican States, and have the authorizations and powers to conduct their business as they currently do, and section [12.5.1] of the Disclosure Schedule contains true and complete copies of the deeds that, in turn, contain the current bylaws (including all amendments) of each of the Merged Companies.

12.5.2	Corporate Acts and Records: (a) The unanimous resolutions of shareholders, minutes of shareholders' meetings, minutes of partners' meetings, and minutes of meetings of the Board of Directors or the Board of Managers, as applicable, of each of the Merged Companies are true and complete in all material respects as to all events and facts they purport to describe, and reflect in all material respects each and every one of the resolutions that needed to be adopted by the shareholders or partners, as well as by the Board of Directors or the Board of Managers, as applicable, of the Merged Companies with respect to any of the acts and events that the Merged Companies may have carried out in the past; and (b) the shareholder or partner registers, as applicable, of the Merged Companies contain the current records of the shares or partnership interests issued and subscribed, as well as a record of the transfers of such shares or partnership interests, respectively.

12.5.3	Capital Stock: (a) The current capital stock of each of the Merged Companies is represented by shares or membership interests, as applicable, as described in section [12.5.3] of the Disclosure Schedule; (b) such shares or membership interests are the only authorized, issued, or outstanding capital securities and shares or membership interests of each of the Merged Companies, have been duly and validly authorized and issued, are fully subscribed and paid up, and are free of any encumbrance, and there are no subscription rights that would dilute the shareholders or partners of the Merged Companies, such as, without limitation, options, warrants, or subscription agreements with any shareholder, related party, or third-party; and (c) such shares or membership interests were issued in compliance with all formalities required by law and the bylaws of each of the Merged Companies.

12.5.4	Financial Information:

(a) The financial statements of each Merged Company attached to this Agreement in section [12.5.4] of the Disclosure Schedule: (i) reflect in all material respects the financial and accounting position of the Merged Companies as of the date of their issuance; (ii) were prepared in accordance with Mexican NIFs, or applicable accounting standards, as appropriate, applied on a consistent basis; (iii) from the date of the financial statements to the date of execution of this Agreement, no event has occurred that has materially modified or requires a material modification to the financial statements; (iv) the Merged Companies are up to date in their accounting books and records, in accordance with Mexican NIF, applied, or applicable accounting standards, on a consistent basis; (v) the value of the Merged Companies' assets has been assessed in accordance with Mexican NIF or applicable accounting standards, applied on a consistent basis; (vi) no assets have been recorded in the financial statements, books, or any accounting records of the Merged Companies in a materially incorrect or false manner, and the Merged Companies maintain a single set of accounts; (vii) there is no information regarding the assets, liabilities, and operating results of the Merged Companies that is not reflected in the financial statements and that must be reflected in accordance with Mexican NIF or applicable accounting standards; (viii) there are no liabilities related to the Merged Companies that are not reflected in the financial statements; and (ix) there are no obligations with unlimited liability on the part of the Merged Companies or any of their parties.

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(b) Section [12.5.4] of the Disclosure Schedule contains a description of the accounting policies of the Merged Companies, and their financial statements reflect the application of those accounting policies in a materially correct, consistent, complete, and truthful manner.

(c) The Merged Companies maintain internal accounting controls in order to (i) minimize any risk of presenting incorrect information in the financial statements; (ii) provide those responsible for preparing the financial statements with all relevant information necessary for the proper preparation of the financial statements in a timely manner; (iii) access to assets is permitted only in accordance with the provisions of the Merged Companies' bylaws and applicable law; and (iv) all relevant transactions are entered into in accordance with the provisions of the Merged Companies' bylaws and applicable law and recorded in the appropriate period in accordance with Mexican NIFs or applicable accounting standards, as appropriate.

12.5.5	Balance Sheet: The balance sheet of each of the Merged Companies attached to this Agreement as Annex " 1" (i) reflects in all material respects the financial and accounting situation of each Merged Company as of the date of its issuance; (ii) was prepared in accordance with the NIF applied on a consistent basis; and (iii) from the date of the balance sheet to the date of signing this Agreement, no event has occurred that has materially changed or requires a material change to the balance sheet.

12.5.6	Liabilities: Except for the liabilities reflected in the financial statements of the Merged Companies, the Merged Companies have not incurred any financial liabilities, bank loans, or any other liabilities, nor have they granted any guarantees, sureties, or endorsements in favor of third parties or related parties related to the Merged Companies. All liabilities related to the Merged Companies arise from operations carried out in the ordinary course of business of the Merged Companies. There are no liabilities related to the Merged Companies, except for those reflected in section [12.5.6.] of the Disclosure Schedule. To the best of their knowledge, there is no basis for imposing any liability or obligation of any nature on the Merged Companies other than those described in section [12.5.6] of the Disclosure Schedule.

12.5.7	Absence of Certain Changes, Events, or Conditions: Except for the events noted in the financial statements of each Merged Company, since January 1, 2025, there has been no occurrence, existence, or conclusion, with respect to or in relation to each Merged Company:

(a)       Any Material Adverse Effect;

(b)       the termination, modification, rescission, or waiver of any rights under any relevant agreement. Attached to this Agreement as part of section [12.5.7] of the Disclosure Schedule is a list containing all relevant agreements entered into by each Merged Company;

(c)       the granting of options, warrants, or any other right to purchase or obtain (upon conversion, exchange, or exercise) rights with respect to each Merged Company;

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(d)       changes in accounting or tax policies, or any relevant changes in cash management or policies and procedures regarding the collection of accounts receivable, creation of reserves or provisions for uncollectible accounts, calculation of accounts receivable, inventory control, prepayment of expenses, payment of accounts receivable, calculation of other expenses, deferral of revenue, and acceptance of customer deposits;

(e)       disposal, transfer, assignment, distribution, lease, or any other disposition of, or encumbrance on, assets and property outside the ordinary course of business;

(f)       transfer, assignment, or granting of any license and permit or sublicense of any right with respect to, or in connection with, each Merged Company.

(g)       granting any real or personal guarantees to secure the obligations of each Merged Company;

(h)       development of a new line of business or abandonment or discontinuation of the current line of business;

(i)       except for the Merger that is the subject of this Agreement, adoption of any plan of merger, consolidation, reorganization, dissolution, liquidation, or filing of a petition for a declaration or voluntary commencement of bankruptcy proceedings under any provision of applicable law, or consenting to or acquiescing in the filing of a petition or commencement of bankruptcy proceedings against it based on applicable law;

(j)       any liability that may have a Material Adverse Effect;

(k)        except for the liabilities recorded in the financial statements forming part of the Representation and Warranty Statement and the balance sheet in Annex " 1", the incurrence of any other liabilities;

(l)       except for those recorded in the financial statements, any loan or credit granted, other than accounts receivable generated in the ordinary course of business of each Merged Company;

(m)       transactions with related parties, except for those transactions recorded in the financial statements and within the ordinary course of business of each Merged Company;

(n)       acquisition, whether by merger or consolidation with, or by the purchase of a substantial portion of the assets or shares of, or in any other manner, of any business, person, or division thereof; or

(o)       except as disclosed in section [12.5.7] of the Disclosure Document, any agreement with any tax authority for the purpose of reaching conclusive agreements on tax matters, or any similar agreement to cancel all or part of tax credits determined for tax omissions, adjustments, fines, and surcharges.

12.5.8	Taxes:

(a)       Except as described in section [12.5.8] of the Disclosure Schedule, the Merged Companies are up to date with all their material tax obligations, whether federal, state, or municipal, in accordance with applicable tax laws (considering all applicable and valid extensions for the filing of tax returns, payment of taxes, or compliance with other tax obligations). All material tax returns that the Merged Companies have been required to file have been filed with the relevant tax authorities (taking into account all applicable and valid extensions for such purpose). All material tax returns have been filed with information that is complete, true, and correct in all material respects. With respect to the Merged Companies, all material taxes that have accrued and should have been paid have been paid in a timely and proper manner or have been properly reserved in the financial statements. All material taxes whose accrual and payment have been claimed by the tax authorities have been or will be paid when they become due or there is an accounting entry to provision for such amounts in the financial statements.

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(b)       Except as described in section [12.5.8] of the Disclosure Schedule, (i) none of the tax returns (for fiscal years for which the tax authority's powers have not expired) has been subject to actions and proceedings by any tax authority; (ii) no tax credits, outstanding deficiencies, claims, or any other contingencies or matters have been determined, and no written determinations have been made as a result of any action or proceeding on a tax return filed by a tax authority that remains open and under review; and (iii) there are no extensions or waivers of limitation periods with respect to taxes that remain in effect (except for ordinary extensions to file tax returns).

(c)       There are no liens arising from taxes or any other cause affecting the assets ,properties and other goods of the Merged Companies, except for liens or other encumbrances for (i) taxes not yet due and payable, and (ii) taxes that are being challenged in good faith through the appropriate procedures and for which sufficient reserves have been established.

(d)       All material taxes (with respect to fiscal years in which the tax authorities' power of review has not expired) that the Merged Companies are required to transfer and withhold in accordance with the law in their capacity as taxpayers and withholding agents, respectively, have been duly transferred, withheld, and duly and timely credited, paid, and remitted to the corresponding tax authority to the extent that they have been owed, and the Merged Companies have the necessary documentation to prove that the taxes they have transferred and withheld have been paid.

(e)       Except as described in section [12.5.8] of the Disclosure Schedule, the Merged Companies have not filed any tax-related claims with tax authorities, including, but not limited to, a confirmation of criteria or a request to pay in installments the tax debts they have incurred.

(f)       There are no contributions not recorded in the financial statements for which the Merging Company may be considered jointly and severally liable, in accordance with the provisions of section IV of article 26 of the Mexican Federal Tax Code.

(g)       The Merged Companies have not made payments to companies that issue or have issued receipts without having the assets, personnel, infrastructure, or material capacity to provide the services or produce, market, or deliver goods related to their corporate purpose in accordance with applicable Mexican law, nor any external supplier that has issued digital tax receipts over the internet to the Merged Companies, are mentioned in the list provided under Article 69-B of the Mexican Federal Tax Code. All transactions carried out by the Merged Companies have been for purposes related to the corporate purpose and business of the Merged Companies. No digital tax receipt issued by, or in favor of, the Merged Companies have been assessed by the tax authorities as falling within the scope of Article 69-B of the Mexican Federal Tax Code, and those receipts support actual, bona fide, and existing transactions.

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(h)       The Merged Companies have not obtained and do not obtain income subject to a preferential tax regime through foreign entities or legal entities in which they participate indirectly or directly, except as described in section [12.5.8] of the Disclosure Schedule, except in the case of entities that are transparent for tax purposes in the jurisdictions in which they were incorporated (including, among others, Canadian limited partnerships and U.S. limited liability companies that have not opted to be classified as corporations for U.S. federal tax purposes).

(i)       The Merged Companies are not required to file any tax returns in any jurisdiction other than Mexico and are not residents for tax purposes in any jurisdiction other than Mexico. For clarity, this statement does not include subsidiaries of the Merged Companies that are tax residents in the United States of America.

(j)       The Merged Companies have complied with all material requirements under the Income Tax Law and its regulations and any other applicable law (with respect to fiscal years in which the tax authorities' power of review has not expired) in relation to the withholding of taxes from employees, service providers, or any other person, and have remitted all material amounts withheld to the relevant authorities within the prescribed time limits.

(k)       The Merged Companies do not owe any material amount to the tax authorities for expired withholding taxes or for any additional charges that may have been generated as a result of the tax withholdings they made, except for those for which there is still a deadline for payment.

(l)       There are no decrees or provisions issued by any tax authority in any proceeding affecting the Merged Companies that represent a Material Adverse Effect.

(m)       Except as described in section [12.5.8] of the Disclosure Schedule, the government tax authorities have not determined a material tax credit related to the Merged Companies in respect of taxes payable by them (for tax years in which the tax authorities' power of review has not expired) that has not been duly covered or for which adequate reserves have not been established.

(n)       The agreements to which the Merged Companies are party have resulted and will result in the tax implications or taxable events established therein and for them in accordance with their respective agreed nature and have not been and should not be subject to any recharacterization under applicable tax laws.

(o)       The Merged Companies have not designed, organized, implemented, or administered any agreement or transaction that could be considered a reportable scheme in accordance with the applicable provisions established in the Mexican Federal Tax Code.

(p)       The Merged Companies have complied in all material respects with all the requirements of the tax incentives that, where applicable, they have applied.

(q)        The Merged Companies have not participated in (i) any transaction or series of transactions that do not have a commercial purpose or that may be considered to be in violation of the general rule against tax evasion established in Article 5-A of the Mexican Federal Tax Code, and (ii) any transaction that may be considered a simulated contract pursuant to Article 42-B of the Mexican Federal Tax Code. Likewise, it is noted that, in accordance with Article 5-A of the Mexican Federal Tax Code, the proposed merger is based on an objective and verifiable business reason, with the aim of optimizing the current capital structure and corporate governance, allowing for permanent savings in administrative and compliance costs, as well as a simplification of the corporate structure.

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Notwithstanding any provision to the contrary in this Agreement: (i) none of the Merged Companies makes any representation or warranty with respect to the amount, value, or usefulness of any asset or tax attribute of any of the Merged Companies (including, without limitation, net operating losses or net operating surpluses, tax base, or tax credits), or to the limitations thereof, including, among others, the ability of the Merging Company or any of its affiliates to use such tax assets or attributes after date of the Merger; and (ii) the representations in this section 12.5.8 shall be the only representations of the Merging Parties in this Agreement with respect to tax matters.

(r)        The Merged Companies retain all accounting books and corporate books required by applicable law to support and substantiate any tax or accounting position, filing, or claim made by them with respect to taxes, including, without limitation, any authorized business expenses deducted for tax purposes. The accounting books, systems, and records, accounts, and inventory control of the Merged Companies reflect, in reasonable detail, the operations, assets, and liabilities of the Merged Companies and comply with the requirements established in applicable Laws and accounting principles.

(s)        The tax attributes have been calculated in accordance with the Mexican Income Tax Act and other applicable provisions, and the Merged Companies have the evidence and documentation required to support such tax attributes.

12.5.9	Proceedings: (i) There are no pending actions or proceedings, nor to the best of its knowledge any threatened or imminent actions or proceedings, in relation to the Merged Companies, nor has any summons or notice been received to initiate any action or proceeding; (ii) none of the assets and properties are attached or subject to any action or proceeding or encumbrance; (iii) there are no actions or proceedings, nor to the best of their knowledge any threat of actions or proceedings that could challenge the validity of this Agreement or prevent, delay, invalidate, or interfere with the completion of the transaction. None of the assets and properties are subject to judgments, awards, orders, agreements, or resolutions of any nature from any government authority.

12.5.10	Related party relationships: (a) Section [12.5.10] of the Disclosure Document contains a list of all agreements, contracts, or arrangements of any nature and form with related parties of each of the Merged Companies.

(b)       Except as stated in section [12.5.10] of the Disclosure Schedule, neither the Merged Companies nor their respective related parties have entered into (i) credit or loan agreements related to the Merged Companies; (ii) service agreements of any kind; (iii) lease agreements; or (iv) asset purchase agreements.

12.5.11	Bank Accounts: Section [12.5.11] of the Disclosure Schedule contains a complete list showing the name of each financial institution in which there is, in relation to the Merged Companies, an account, contract, or safe deposit box, the number and nature of each of such accounts, contracts, or safe deposit boxes, and the names of all persons authorized to draw on them, give instructions to them, or access them.

12.5.12	Powers of Attorney: Section [12.5.12] of the Disclosure Schedule contains a list of all general and special powers of attorney in force that the Merged Entities have granted as of the date hereof, and said section [12.5.12] clearly indicates: (i) the date of grant of the power of attorney in question, (ii) the powers granted by virtue of the aforementioned power of attorney, and (iii) the details of the registration of the power of attorney in question in public commercial register.

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12.5.13	Labor: (a) As of the date of execution of this Agreement, the Merged Companies are in compliance with all their labor and social security obligations and have not caused any violation of the applicable laws in this area.

(b)       Section [12.5.13] of the Disclosure Schedule contains a list of all monthly payroll expenses for each of the Merged Companies, including details of the number of employees.

(c)       The Merged Companies have complied with their applicable obligations relating to Social Security, the National Workers' Housing Fund Institute, the Retirement Savings System, and other applicable taxes relating to labor-management relations with respect to each of their employees, and there are no amounts owed and unpaid by the Merged Companies or Subcontractors under any applicable law, including taxes withheld under applicable law with respect to such employees. All contributions, premiums, and employer or employee expenses required by applicable law or contract, agreement, or labor agreement with respect to the employees of the Merged Companies or the Subcontractors, as applicable, have been paid on time, or if not yet due, have been set aside.

12.5.14	Acknowledgment of Absence of Other Representations and Warranties Each Merged Company acknowledges and agrees that, except for the representations contained in this section, neither the Merged Companies nor any of their respective affiliates, representatives, or any other person makes any representation or warranty, express or implied, with respect to their respective subsidiaries, or with respect to any other information provided or made available to the Merging Company or any of its affiliates or representatives in connection with the Merger and the other Side Agreements.

The Merging Company acknowledges and agrees (i) that it is not relying on any representations or warranties of the Merged Parties or their representatives, except for those representations and warranties specifically and expressly set forth in this section; and (ii) that the Merged Companies and their respective subsidiaries disclaim any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this section.

12.6	Fundamental Representations and Warranties of AENA: AENA represents, warrants, and guarantees to the Merging Company that the following information and representations are true and complete as of the date of execution of this Agreement, except in those cases where they establish a different date and acknowledges that this is the Merging Company's determining reason for entering into this Agreement.12.6.1

12.6.1	Existence: It is a company incorporated under the laws of Spain.

12.6.2	Capacity: Its representative has all the powers necessary and sufficient to appear at the execution of this Agreement, which powers have not been revoked or limited in any way.

12.6.3	Shareholding: AENA is the owner and beneficiary of [•] shares and [•] shares of AMP, free of any encumbrance or limitation of ownership, and may freely dispose of the shares.

12.6.4	Encumbrances on Shares: As of the date of signing this Agreement, there are no encumbrances or limitations of any kind on the shares held by the shareholder. Furthermore, AENA has not entered into any agreement, contract, or covenant that remains in force that prevents or restricts the holding or transfer of the shares, including, but not limited to, any preemptive rights in favor of any other person or entity or restrictions on participation in the capital stock due to the personal status of the direct or indirect purchasers.

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12.6.5	No Contravention: (a) The execution of this Agreement and the fulfillment of AENA's obligations hereunder, as well as the effectiveness of the Merger, does not contravene, or result in a violation or breach of: (i) any term, condition, or provision of the bylaws, articles of incorporation, and resolutions adopted by AENA's corporate bodies; (ii) any term or provision of any law applicable to AMP or its respective assets and properties that could result in a Material Adverse Effect; (iii) any term or provision of any agreement to which AENA is a party that could result in a Material Adverse Effect, or result in the termination, cancellation, or acceleration (whether upon receipt of notice, or by the passage of time, or both) of any right or obligation of AENA; or (iv) any contract, license, permit, or law restricting the direct or indirect transfer thereof, to which AENA is a party, nor shall they have the effect of creating or imposing any encumbrance on any of AENA's assets; and (b) there is no impediment to the execution of this Agreement and there is no preemptive right or equivalent right over AENA's shares that has not been waived on the date hereof and that could prevent the Merger from taking effect.

12.6.6	Corporate Authorizations: AENA's participation in this Agreement has been approved by all necessary corporate bodies, shareholders, and any other non-governmental person or entity required to give its consent to carry out the Merger.

12.6.7	Third-Party Authorizations: Except for those authorizations, consents, waivers, or exemptions from government authorities and third parties that have been obtained prior to the date hereof, no authorization from any person is required for the execution or performance of this Agreement. This Agreement is valid and binding on AENA, mandatory under its terms.

12.6.8	Acknowledgment of Absence of Other Representations and Warranties. AENA acknowledges and agrees that, except for the representations contained in this section, neither AENA nor its representatives make any representations or warranties, express or implied, with respect to AENA or its respective affiliates, or with respect to any other information provided or made available to the Merging Company or any of its affiliates or representatives in connection with the Merger and the other ancillary agreements.

The Merging Company acknowledges and agrees (i) that it is not relying on any representations or warranties of AENA, except for those representations and warranties specifically and expressly set forth in this section; and (ii) that AENA disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this section.

12.7	Representations and Warranties of the Merging Company: The Merging Company represents, warrants, and covenants to AENA, the PAL Shareholders, and the PAP Shareholders that the following information and representations are true and complete as of this date, and acknowledges that this is the determining reason for the shareholders of the Merged Companies to enter into this Agreement, and that no information has been omitted whose disclosure could reasonably cause Aena, the PAL Shareholders, and the PAP Shareholders not to proceed with the Merger, under the terms and conditions set forth in this Agreement:12.7.1

12.7.1	Capacity: Its representative has sufficient legal capacity and powers to enter into this Agreement.

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12.7.2	Incorporation and legal existence: The Merging Company is a duly incorporated publicly traded corporation, with legally valid existence and in compliance with the laws of the United Mexican States, and has the authorization and powers to conduct its business as it currently does in accordance with what has been included and disclosed in the annual report for the year ended December 31, 2024, filing by the Merging Company with the National Banking and Securities Commission, Form 20-F for the fiscal year ended December 31, 2024, filed by the Merging Company with the Securities and Exchange Commission of the United States of America, and the quarterly reports and material events published by the Merging Company between the publication of its annual report for the fiscal year ended December 31, 2024, and the date hereof (the "Disclosure Documents"), all of which are available on the Merging Company's website and on the Mexican Stock Exchange's website.

12.7.3	Corporate Acts and Records: (a) The unanimous resolutions of shareholders, unanimous resolutions of shareholders, minutes of shareholders' meetings, and minutes of meetings of the Board of Directors of the Merging Company are true and complete as of the date hereof in all respects as to the events and facts they purport to record, and accurately reflect each and every one of the agreements that needed to be adopted by the shareholders and the Board of Directors of the Merging Company with respect to any of the acts and events that the Merging Company may have carried out in the past. (b) The Merging Company's shareholder register books contain the current records of the shares issued and subscribed, as well as a complete record of the transfers of such shares, and have, in the supporting documents of the Merging Company's secretary, including, to the extent required, endorsements of titles, tax rulings, proof of tax payments, and other documents required by Article 26, Section XI of the Mexican Federal Tax Code in order to avoid joint and several liability.

12.7.4	Capital Stock: (a) The current capital stock of the Merging Company is composed as indicated in the Disclosure Documents; and (b) said shares were issued in compliance with all formalities required by law and the Merging Company's bylaws.

12.7.5	Encumbrances on Shares: There are no encumbrances or limitations of any kind on the shares of the Merging Company issued and delivered to Aena, the PAP Shareholders, and the PAL Shareholders in connection with the Merger.

12.7.6	No Contravention: The execution of this Agreement and the fulfillment of the obligations by the Merging Company hereunder, as well as the effectiveness of the Merger, does not contravene, or result in a violation or breach of: (i) any term, condition, or provision of its bylaws, articles of incorporation, and resolutions adopted by its corporate bodies; (ii) any term or provision of any law applicable to the Merging Company or its respective assets and properties that could result in a Material Adverse Effect; (iii) any term or provision of any contract to which the Merging Company is a party that could result in a Material Adverse Effect, or result in the termination, cancellation, or acceleration (whether upon receipt of notice, or by the passage of time, or both) of any right or obligation of the Merging Company; or (iv) any contract, license, permit, or law restricting the direct or indirect transfer thereof, to which the Merging Company is a party, nor shall they have the effect of creating or imposing any lien on any of the assets of the Merging Company. There is no impediment to the execution of this Agreement.

12.7.7	Corporate Authorizations: The Merging Company's participation in this Agreement has been approved by all necessary corporate bodies of the Merging Company and the extraordinary general meeting of shareholders of the Merging Company, and any other non-governmental person or entity required to give its consent for the validity of the Merger, unless its failure to do so does not result in a Material Adverse Effect.

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12.7.8	Government Authorizations: (i) The obligations imposed and the actions necessary to maintain in force the licenses, permits, or any other type of authorizations necessary for the provision of services have been complied with and exercised, as the Merging Company has been doing in the ordinary course of its business and in accordance with its corporate purpose; (ii) all licenses, permits, or government authorizations for the rendering of the services that it predominantly renders as of the date hereof were granted to the Merging Company in accordance with applicable laws as set forth in the Disclosure Documents; (iii) all authorizations and permits for the rendering of the services that it predominantly renders as of the date hereof are in force and are owned by the Merging Company; and (iv) there is no notice of any lien or proceeding of any kind to cancel, modify, or condition the permits, licenses, or authorizations issued by any government entity in favor of the Merging Company in accordance with the Disclosure Documents.

12.7.9	Financial Information: Except as disclosed in the Disclosure Documents, there is no material information regarding the financial statements, accounting books, accounting policies, and internal accounting controls of the Merging Company.

12.7.10	Balance Sheet: The balance sheet of the Merging Company attached hereto as Annex " 1" (i) reflects a true, complete, and accurate picture of the financial and accounting situation of the Merging Company as of the date of its issuance; (ii) was prepared in accordance with International Financial Reporting Standards (IFRS) applied on a consistent basis; and (iii) from the date of the balance sheet to the date hereof, no material change has occurred that has modified or requires modification of the balance sheet in any way.

12.7.11	Liabilities: Except as disclosed in the Disclosure Documents, there is no material information regarding the liabilities of the Merging Company.

12.7.12	Absence of Certain Changes, Events, or Conditions: Except as disclosed in the Disclosure Documents, no Material Adverse Effect has occurred, existed, or been entered into with respect to or in connection with the Merging Company.

12.7.13	Taxes: Except as disclosed in the Disclosure Documents, there is no material information regarding the Merging Company's tax obligations.

12.7.14	Proceedings: Except as disclosed in the Disclosure Documents, there is no material information regarding any pending or threatened action or proceeding, or any imminent action or proceeding, relating to the Merging Company.

12.7.15	Relationships with Related Parties: Except as disclosed in the Disclosure Documents, there is no material information regarding agreements, contracts, or arrangements of any nature or form with related parties of the Merging Company.

12.7.16	Labor: Except as disclosed in the Disclosure Documents, there is no material information regarding the Merging Company's labor obligations, employment contracts, payroll, and labor procedures that could reasonably cause a Material Adverse Effect.

12.7.17	Real Estate and Leases: Except as disclosed in the Disclosure Documents, there is no material information regarding the Merging Company's real estate holdings, leases, subleases, easements, and usage agreements.

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12.7.18	Systems: Except as disclosed in the Disclosure Documents, there is no material information regarding the operating, financial, accounting, or any other systems by virtue of which the Merging Company conducts and operates its business.

12.7.19	Assets: Except as disclosed in the Disclosure Documents, there is no material information regarding the assets and properties of the Merging Company.

12.7.20	Material Contracts: Except as disclosed in the Disclosure Documents, there is no material information regarding the Merging Company's material contracts.

12.7.21	Insurance: Except as disclosed in the Disclosure Documents, there is no material information regarding the Merging Company's insurance policies of any kind.

12.7.22	Validity of the Agreement and Closing Documentation: No authorization from any person is required for the execution or performance of this Agreement or any other closing document. The Agreement and the closing documents are valid and binding between the respective parties and are enforceable in accordance with their respective terms. The corporate resolutions adopted by the Merging Company regarding the authorization to enter into and execute this Agreement and the closing documents, as applicable, have been validly adopted and have not been modified, limited, or revoked in any way.

12.7.23	Anti-Corruption Provisions: The Merging Company, as well as its administrators, officers, and directors, have not violated any laws relating to anti-corruption practices, provisions to prevent and detect transactions involving funds of illicit origin or terrorist financing, nor have they violated any related civil or criminal provisions. In this regard, they declare that no investigation or proceedings have been initiated against them or the aforementioned persons by any competent authority, nor have they been charged with violating the aforementioned provisions in Mexico or abroad.

12.7.24	Third-Party Authorizations: Except for those authorizations, consents, waivers, or exemptions from government authorities, third parties, and the corporate bodies of the Merging Company that have been obtained prior to the date hereof, no authorization from any person is required for the execution or performance of this Agreement. This Agreement is valid and binding on the shareholders of the Merging Company and is binding in accordance with its terms. The corporate resolutions adopted by the Merging Company regarding the authorization to enter into and execute this Agreement and the closing documents, as applicable, have been validly adopted and have not been modified, limited, or revoked in any way.

12.7.25	Material Adverse Effect: Except as disclosed in the Disclosure Documents, there is no material information regarding any event, fact, circumstance, change, effect, occurrence, or event of the Merging Company that, considered as a whole, has had or may constitute a Material Adverse Effect.

12.7.26	Solvency: The Merging Company is not (i) in any process or assumption of dissolution, liquidation, or bankruptcy, (ii) has not received any summons or notification regarding any proceedings initiated by any creditor tending toward the dissolution, liquidation, or bankruptcy of the Merging Company, nor (iii) has initiated or is about to initiate any proceedings for its dissolution, liquidation, or bankruptcy.

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12.7.27	Accounts Receivable: Except as disclosed in the Disclosure Documents, there is no material information regarding the Merging Company's accounts receivable.

12.7.28	Compliance with Laws: Except as disclosed in the Disclosure Documents, the Merging Company is in material compliance with the rules, laws, regulations, orders, decrees, judgments, official letters, circulars, treaties, regulations, rules, official Mexican standards, and any other regulations issued by any governmental authority that are applicable to the Merging Company in conducting its business and operations, except for those non-compliances that have not resulted in, or reasonably are not expected to result in, a Material Adverse Effect.

12.7.29	Acknowledgment of Absence of Other Representations and Warranties. The Merging Company acknowledges and agrees that (i) none of the statements, representations, and declarations made by the Merging Company in this Agreement and its Annexes contain false, inaccurate, or incorrect information or omit any facts relevant to making them correct; and (ii) except for the representations contained in this section, neither GAP nor any of its respective affiliates, representatives, or any other person makes any representation or warranty, express or implied, with respect to GAP or its respective affiliates, or with respect to any other information provided or made available to the Merging Parties or any of their affiliates or representatives in connection with the Merger and the other ancillary agreements.

The Merged Companies acknowledge and agree (i) that they are not relying on any representations or warranties of the Merging Company, its affiliates, representatives, or any other person, except for those representations and warranties specifically and expressly set forth in this section; and (ii) that the Merged Companies and their respective affiliates disclaim any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this section.

Except for the representations expressly contained in this Agreement and its respective annexes, the Merging Company has no knowledge of, and does not assume any knowledge of, any fact or act, independent of any prior due diligence efforts and/or interactions with the other parties thereto. For purposes of this section, Disclosure Document means the public information available on the Merging Company on the corresponding date through the stock exchanges where its shares are traded.

THIRTEENTH Deliverables. The Merged Companies and their shareholders, as applicable, deliver to the Merging Company the following:

I.	Where applicable, the share certificates and/or participation certificates representing the entire capital stock of the Merged Companies, free of any encumbrance or limitation of any kind, duly canceled.

II.	The minutes books of shareholders’ meetings, board of directors' meetings, capital variations, and share registry, from their incorporation until the date hereof, of each of the Merged Companies, in the latter case containing the corresponding entry, duly signed and certified by the secretary of the board of directors of each of the Merged Companies and their subsidiaries, if any, stating that the company merged as a merged company and that it is extinguished, with the Merging Company.

III.	All public deeds executed by the Merged Companies over the last ten (10) years.

IV.	The records and books that must be kept in accordance with commercial, accounting, and tax laws, provisions, regulations, and principles, including, without limitation, the journal, ledger, inventory and balance sheet, and working papers for the last five (5) years.

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V.	The information, documents, invoices, working papers, records, acknowledgments, and tax returns related to the fulfillment of the obligations of the Merged Companies for the last five (5) years.

FOURTEENTH. Additional Obligations:

I.	Additional Acts. The Parties to this Agreement shall perform, and cause to be performed and delivered, all additional acts, transfers, instruments, and documents, and undertake to take and cause to be taken all additional measures that are reasonably necessary or convenient to consummate and give full effect, validity, and effectiveness to the Merger, the provisions of this Agreement and the documents to be delivered hereunder, including without limitation: (i) the timely preparation, execution, filing, delivery, and compliance with all documents, notices, notifications, applications, declarations, delivery of information, and other documents, instruments, and updates thereof to the Parties to this Agreement, third parties, and government authorities in Mexico and abroad; (ii) taking all actions that are reasonably necessary or convenient to give effect to the provisions and purposes of this Agreement and its annexes; (iii) causing the fulfillment, at the earliest possible date, of all conditions of their respective obligations to consummate the agreements contemplated in this Agreement and consummate the Merger (which, for the avoidance of doubt, shall not require the other Parties to waive such conditions); and (iv) take all other actions that are necessary or convenient to obtain the required permits and other authorizations, approvals, concessions, waivers, exemptions, and consents from third parties and government authorities in Mexico and abroad. Each Party undertakes to notify the other Parties in writing, as soon as possible, of any event or condition that could cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect, as well as of any breach by any of the Parties of its obligations under this Agreement, it being understood that the delivery of such notification shall not modify the representations and warranties or liability or obligations contained in this Agreement nor shall it be considered a waiver by the Parties of any indemnification or remedy to which they may be entitled under this Agreement or applicable law.

II.	Tax Matters. Without limiting the generality of subsection I above, at the request of the Merging Company, the shareholders of the Merged Companies shall provide the Merging Company with the information, records, and documents related to taxes or the potential liability of the Merged Companies for taxes that the Merging Company reasonably requests for the tax periods not subject to the statute of limitations or part thereof that end before or on the date hereof. The shareholders of the Merged Companies shall retain such information, records, and documents for up to ninety (90) days following the expiration of the applicable statute of limitations.

The parties agree that the Merging Company shall not, and shall not permit its affiliates, without the prior written consent of the shareholders of the Merged Companies, (i) amend any tax return of any Merged Company or any entity that is directly or indirectly wholly or partially owned by any Merged Company (including, without limitation, OTAY and each of the OTAY Subsidiaries, Charter CBX Holdings LP, LCA US Holdings Corp., and Palaereo, Inc.) during the fiscal year or portion thereof ending on or prior to the date hereof, (ii) enter into any voluntary disclosure agreement or initiate any discussions or audits with any tax authority in connection with the taxes of any Merged Company or subsidiary for any fiscal year or portion thereof ending on or prior to the date hereof, (iii) file any tax return of any Merged Company or subsidiary in any jurisdiction if the Merged Entity or subsidiary did not file a comparable tax return that included similar tax items in such jurisdictions in the immediately preceding fiscal period, or (iv) take or refrain from take any other action, in each case, if any of the foregoing situations could give rise to any liability of any Merged Company or subsidiary for periods ending on or prior to the date hereof, or could result in the direct or indirect shareholders of the Merged Companies being liable for any amount to any tax authority or under this Agreement.

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The Merging Company and its subsidiaries shall not cause or permit, directly or indirectly, Charter CBX Holdings LP or any of its subsidiaries to be dissolved, liquidated, closed, terminated, suspended, merged, or changed in legal form within two (2) years following the date hereof. The Merging Company and its affiliates shall take all necessary measures to prevent any dissolution, liquidation, closure, termination, discontinuation, merger, or change in the legal form of Charter CBX Holdings LP or any other company or trust owned by PAL during such period. Furthermore, the Merging Company and its affiliates shall not cause or permit, directly or indirectly, Charter CBX Holdings LP or any partnership or trust owned by PAL to file an election on U.S. tax authority Form 8832 (IRS Form 8832) or take any other action, or fail to take any action, that would cause Charter CBX Holdings LP or such companies or trusts to be classified as a partnership or entity not treated as such with effect for the two years following the date hereof, and shall take all necessary steps to prevent such filing, action, or inaction.

The parties agree that the filing of the final tax returns for the Merged Companies shall be the responsibility of the parties, and the shareholders of the Merged Companies shall participate in their preparation, content, and filing with the competent tax authorities, with the understanding that the shareholders of the relevant Merged Company shall allow the Merging Company to prepare or review and provide reasonable comments on such returns prior to their filing, provided that such comments are delivered in a timely manner and do not interfere with the applicable legal deadlines. Notwithstanding the foregoing, the shareholders of the Merged Companies shall have the final say on the content of such returns, unless they are necessary to comply with current tax legislation or to avoid significant contingencies.

III.	Lock-up period. During the period between the date in which the Merger is approved by the extraordinary general shareholder meeting of the Merging Company, and the date that occurs 365 (three hundred and sixty-five) calendar days from said approval date (the "Restricted Period"), AENA, the PAP Shareholders, and the PAL Shareholders may not offer, sell, agree to sell, or otherwise dispose of or transfer, or publicly disclose their intention to offer, sell, encumber, or dispose of, or enter into any transaction, swap, hedge, or similar transaction with respect to the 187,695,104 shares issued by the Merging Company and delivered to AENA, the PAP Shareholders, and PAL Shareholders, pursuant to the Merger, or any other agreement with respect to such shares, any security of the Merging Company that is similar to the shares issued by the Merging Company, including, without limitation, any security that is convertible into, or exchangeable for, or that represents the right to receive shares issued by the Merging Company or any other similar security of the Merging Company, without the express prior written consent of the Merging Company, except for two portions each equivalent to 25% (twenty-five percent) of such shares, which may be disposed of during the Restricted Period. The first portion of 25% (twenty-five percent) of shares may be offered for sale and/or disposed of after a period of 90 (ninety) calendar days within the Restricted Period, and the second portion of 25% (twenty-five percent) of the shares may be offered for sale and/or disposed of once a period of 180 (one hundred and eighty) calendar days has elapsed within the Restricted Period. Any offer for sale and/or disposal of the shares issued by the Merging Company must be made through subsequent registered public offerings or sales of registered blocks in Mexico or the United States of America that comply with current securities regulations in coordination with GAP as the issuer. The Parties acknowledge and agree that the foregoing modifies, supersedes, and renders null and void any other preparatory agreement or term sheet, or transitional agreement, to this Agreement, which the Parties have previously entered into, relating to the restriction on offering, selling, committing to sell or otherwise disposing of or transferring, or publicly disclosing their intention to offer, sell, encumber or dispose of, or to enter into any transaction, swap, hedge or similar transactions with respect to the aforementioned shares, issued by the Merging Company and delivered to AENA, the PAP Shareholders, and the PAL Shareholders, pursuant to the Merger, so that in the event of any inconsistency between the aforementioned preparatory or transitional agreements and this Merger Agreement, the provisions of this section of this Agreement shall prevail.

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FIFTEENTH. Indemnification:

15.1	Obligation to Indemnify:

(a)	AENA undertakes, during the periods provided for in this Agreement and in accordance with the limits and other provisions contained in this section, to hold harmless and indemnify the Merging Company and its respective directors, officers, employees, and agents (the "Indemnified Persons of the Merging Company") from and against any loss by such persons arising out of or resulting from (without duplication) any breach of the obligations assumed in this Agreement for which they are responsible and any breach or lack of truthfulness or accuracy of the statements contained in sections 12.1 and 12.6 and all their subsections of section twelve, as modified or limited, where applicable, by the provisions of the Disclosure Schedule of this Agreement, during the periods provided for in and in accordance with the limits and other provisions contained in this Agreement.

(b)	The PAP Shareholders jointly and severally undertake (only among said PAP Shareholders, but not with respect to other shareholders of the Merged Companies), during the periods set forth in this Agreement and in accordance with the limits and other provisions contained in this section, to hold harmless and indemnify the Indemnified Persons of the Merging Company from and against any loss by such persons arising out of or resulting from (without duplication) any breach of the obligations assumed in this Agreement for which they are responsible and any breach or lack of truthfulness or accuracy of the statements contained in paragraphs 12.1, 12.2, 12.3, and 12.5 (except for the representations and warrants that correspond to PAL) and all their subparagraphs of section twelve, regardless of the entity that granted them, as modified or limited, where applicable, by the provisions of the Disclosure Schedule of this Agreement, during the periods provided for in and in accordance with the limits and other provisions contained in this Agreement.

(c)	The PAL Shareholders jointly and severally undertake (only among said PAL Shareholders, but not with respect to other shareholders of the Merged Companies), during the periods provided for in this Agreement and in accordance with the limits and other provisions contained in this section, to hold harmless and indemnify the Indemnified Persons of the Merging Company from and against any loss by such persons arising out of or resulting from (without duplication) any breach of the obligations undertaken in this Agreement for which they are responsible; any breach or lack of truthfulness or accuracy of the representations contained in paragraphs 12.1, 12.2, 12.4, and 12.5 (except for the representations and warrants that correspond to PAP and Charter) and all their subparagraphs of section twelve, regardless of who made them, as modified or limited, where applicable, by the provisions of the Disclosure Schedule of this Agreement, during the periods provided for in and in accordance with the limits and other provisions contained in this Agreement.

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(d)	The Merging Company, as successor in interest of all the estate of the Merged Companies, starting as of the date hereof, is hereby expressly obliged to respond without limit, before any of the members, secretary, assistant secretary of the Board of Directors, auditors, employees, advisors, or attorneys -in-fact, of the Merged Companies in connection with any claim or liability in which they may incur for whatever cause, and, to the extent applicable, the Merging Company shall reimburse a each of them, any and all amounts paid by them in connection therewith, including attorney fees and other expenses.

(e)	The Merging Company undertakes to hold harmless and indemnify each of AENA, the PAP Shareholders, and the PAL Shareholders, as well as their respective directors, officers, employees, and agents (the "Indemnified Persons of the Shareholders of the Merged Companies") from and against any loss by such persons arising directly from (without duplication) any breach of the obligations assumed in this Agreement for which it is responsible and any breach or lack of truthfulness or accuracy of the statements contained in section 12.7 and all its subsections of section twelve, as modified or limited, if applicable, by the provisions of the Disclosure Documents of this Agreement, during the periods set forth in and in accordance with the limits and other provisions contained in this Agreement.

(f)	For purposes of this section fifteen, any qualification related to materiality, "Material Adverse Effect" or a derivative thereof except (A) with respect to the representations made in sections 12.1.11, 12.5.8, 12.2.10, 12.7.12 ("Absence of Certain Changes, Events or Conditions"), and (B) the word "Material" in the defined term "Material Agreement") shall be disregarded for purposes of calculating the amount of losses with respect to the breach in question).

15.2	Temporality of Indemnification Obligation: The indemnification obligations of the Parties under this Section shall only be effective during the following periods:

(a)           The Fundamental Representations and Warranties of the Merging Company contained in Section 12.7 of section twelve shall remain in effect and survive for a period equal to the effective limitation period for the obligation or matter to which such representations refer, as applicable under applicable law, plus 90 calendar days;

(b)           The Fundamental Representations and Warranties of the PAP Shareholders, the PAL Shareholders, and AENA, respectively and as applicable, contained in sections 12.3, 12.4, and 12.6 of section twelve, shall remain in force and survive for a period equivalent to the effective limitation period for the obligation or matter to which such representations refer, as applicable in accordance with applicable law; and

(c)           All other representations and warranties contained in section twelve shall, as well as any default of the obligations assumed under this Agreement that are not related to representation and warranties contained in Section 12 shall remain in force and survive for a period of 12 (twelve) months from the date hereof.

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15.3	Limits on Liability: Subject to the provisions of this Agreement, the indemnification obligation of each Party under this section shall be subject to the following:

(a)           The Indemnified Persons of the Shareholders of the Merged Companies and the Indemnified Persons of the Merging Company shall only be entitled to indemnification under this section for damages whose individual value (including multiple claims arising from substantially the same facts, events, and circumstances) exceeds the equivalent in Mexican pesos of USD$1,000,000.00 (one million dollars 00/100) legal tender of the United States of America) (the "Minimum Indemnification Amount"), in which case the indemnifying party shall be liable to indemnify only for those damages in excess of the Minimum Indemnification Amount.

(b)           Each of the Indemnified Persons of the Shareholders of the Merged Companies, on the one hand, and the Indemnified Persons of the Merging Company, on the other, shall only be entitled to receive the indemnification provided under this section when the aggregate amount of all damages (the individual amount of which exceeds the Minimum Indemnification Amount) exceeds the equivalent in Mexican pesos of USD$3,000,000.00 (three million dollars 00/100 legal tender of the United States of America (the "Deductible")). The foregoing is understood to mean that the Deductible shall be calculated taking into consideration all indemnities claimed by the Indemnified Persons of the Merging Company or by the Indemnified Persons of the Shareholders of the Merged Companies, as applicable. Upon completion of the Deductible, compensation shall be paid only for the amount of damages actually incurred in excess of the Deductible and up to the Maximum Amount of Compensation corresponding to each party in accordance with the provisions of subsection (c) below.

(c)           Subject to the provisions of subsection (b) above, each of the Merging Company, on the one hand, and together with AENA, the PAP Shareholders, and the PAL Shareholders, jointly, on the other , shall only be liable for damages, in aggregate, up to a maximum aggregate sum equivalent to USD$140,000,000.00 (one hundred and forty million dollars 00/100 legal tender of the United States of America (the "Maximum Indemnity Amount")). The foregoing is on the understanding that each of AENA, the PAP Shareholders, and the PAL Shareholders shall be individually liable exclusively and pursuant to and the amounts corresponding to each of them, individually, either to AENA or the individuals who comprise the PAP Shareholders and the PAL Shareholders, considering, for purposes of calculating their liability, their direct and indirect shareholding in the Merged Companies, respectively, as established in subsection B.(c) of Annex " 2" to this Agreement. Such obligation, which shall represent the maximum amount to which each of AENA, and the individuals who comprise the PAP Shareholders, and the PAL Shareholders, as indemnifying parties under the terms of this section will be obliged to pay as indemnity.

(d)           The indemnifying party shall have no obligation to indemnify the other party (i) for the amount of the claim under this section, in respect of which the indemnified party has actually received payment from an insurer or any other person in connection with such claim pursuant to any indemnity or indemnity agreement with any third-party or any insurance policy (it being understood that the claim shall remain in respect of any unpaid excess), (ii) if the damages actually incurred are caused by situations, events, acts, omissions, or circumstances occurring after the date hereof, provided that they are not the result of falsehood, inaccuracy, or omission in the statements of the indemnifying party or in respect of which it has undertaken to indemnify, or of a breach of its obligations or in respect of which it has undertaken to indemnify in accordance with this Agreement, nor have they been caused directly or indirectly by the indemnifying party; (iii) if the damages actually incurred are incurred or exist as a result of an act or omission of the indemnified party, or as a result of the adoption of a position in a tax return of a Merged Company filed after the date of the Merger that is inconsistent with the position adopted in a tax return filed on or before the date of the Merger; (iv) if the claim under this section is not notified within the time period described in this Agreement, or (v) for those amounts derived from any tax contingency that have been expressly stated in the financial statements of the corresponding party.

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(e)           In the event that any indemnifying party has made payment of a claim under this section and the indemnified party subsequently receives payment of any amount from any third-party for the event that was the subject of such claim, whether through the application of insurance or for any other reason, the indemnified party concerned shall reimburse such amount to the indemnifying party.

(f)           Notwithstanding any provision to the contrary in this Agreement, each of the PAP Shareholders, the PAL Shareholders, and AENA undertake to indemnify the Merging Company for any damage or loss suffered by the Merging Company arising from or related to the exercise of verification powers by the Mexican tax authorities and/or tax credits initiated against and/or determined to be payable by AMP from the fiscal year ending December 31, 2021, until the date of cancellation of the Federal Taxpayers Registry of said entity The foregoing, on the understanding that: (i) the maximum liability of each of AENA, the PAP Shareholders, and the PAL Shareholders, under this section 15.3(f) shall be subject to the individual cap that corresponds to each of them as provided in section 15.3(c); and (ii) each of AENA, the PAP Shareholders, and the PAL Shareholders shall be liable exclusively in the percentages and amounts corresponding to each of them, individually, either to AENA, or the individuals that comprise the PAP Shareholders and the PAL Shareholders, considering, for purposes of calculating their liability, their direct and indirect shareholding in the Merged Companies as provided in subsection B.(c) of Annex “2” to this Agreement. Such obligation shall represent the maximum amount each of AENA, the PAP Shareholders, and the PAL Shareholders, as indemnifying parties under the terms of this section, shall be obliged to pay as indemnity.

(g)           Exclusive Remedy; Exceptions. (a) Subject to the provisions below, the Parties acknowledge and agree that this section shall be the sole and exclusive remedy of the beneficiaries of indemnification under this Agreement ("Indemnification Beneficiary") with respect to any claim for losses for which indemnification is granted hereunder and (b) Notwithstanding anything to the contrary in this Agreement, nothing herein shall limit the rights or remedies of any person under this Agreement in connection with fraud.

(h)           Tax Benefits. The amount of losses that an indemnifying party is or may be required to pay to any indemnified party under this section 15 shall be reduced by any tax benefits obtained by such indemnified party or its affiliates as a result of such losses. If an indemnified party has received payment required by section 15 of this Agreement from the indemnifying party in connection with any loss and subsequently obtains (or any of its affiliates subsequently obtains) any tax benefit in connection with such losses, such indemnified party shall promptly reimburse, or cause to reimburse, to the indemnifying party a sum equal to the amount of such tax benefit actually obtained. For the purposes of this paragraph, an indemnified party shall be deemed to have obtained a tax benefit in with respect of a loss in a fiscal year if, and to the extent that, (A) the indemnified party or any of its affiliates receives a refund or credit, for taxes paid that would not have been received, but for the tax losses or deductions attributable to such loss (considering such tax losses or deductions as the last item claimed for any tax period), or (B) the aggregate tax liability of the indemnified party or any of its affiliates for such fiscal year, calculated excluding the relevant tax losses or deductions attributable to such loss, exceeds the actual tax liability of the indemnified party or any of its affiliates for such fiscal year, calculated taking into account the relevant tax losses or deductions attributable to such loss (considering such tax losses or deductions as the last item claimed for any fiscal year).

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(i)            To the maximum extent permitted by applicable Mexican law, any payment made under this section 15 shall be considered by the parties, for all tax purposes, as an adjustment to the merger consideration.

15.4	Submission of claims:

(a)           All claims must be submitted within the respective time period specified in this Agreement and must describe the basis on which the claim is being made in accordance with the following procedure:

(b)           Claims Proceedings. (a) All claims for indemnification must be made in accordance with the procedures set forth in this section.

(c)           Each Party shall, on its own behalf or on behalf of any other Person entitled to file a claim for indemnification (a "Claim") under this section, notify the other Party in writing of such Claim (a "Claim Notice"), which shall include a reasonably detailed description of: (i) the basis and nature of such Claim, including the facts supporting it; and (ii) the estimated amount of damages actually incurred by the Indemnified Parties in connection with such Claim; provided, however, that such Notice of Claim shall only specify the information known to the claiming party on the date of such notice, and shall not limit or prejudice the rights or remedies of any Indemnified Beneficiary of the Indemnifying Beneficiary due to limitations in the information included, including those made in good faith to preserve attorney-client privilege, professional secrecy, or any other privilege. Any Notice of Claim shall be delivered by the Indemnified Party to the other Party: (A) in the case of a Claim relating to Legal Proceedings initiated by a third-party (other than the Indemnified Party or its Indemnified Parties) against such Indemnified Party (a "Third-Party Claim"), in a reasonably timely manner, but no later than 3 (three) business days after receiving notice of such action; and (B) in the case of a Claim other than a Third-Party Claim (a "Direct Claim"), in a reasonably timely manner after the Indemnified Party determines that it intends to seek indemnification for such Direct Claim; provided, however, that failure to give such timely notice shall not relieve the other Party of its indemnification obligations hereunder, except to the extent that such failure materially and adversely affects the other Party. The Parties shall cooperate in good faith to resolve any Direct Claim for a period of ninety (90) days prior to initiating any Legal Proceedings related to such Claim.

(d)           With respect to any Third-Party Claim, the Indemnifying Party shall have the right, upon written notice to the Indemnified Party within thirty (30) days after delivery of the Notice of Claim, to assume control of the defense of such Third-Party Claim at its own expense, with counsel of its choice that is reasonably acceptable to the Indemnified Party, and the Indemnified Party or the applicable Beneficiary shall cooperate in good faith in such defense; provided, however, that the Indemnifying Party shall not be entitled to control the defense of any Third-Party Claim that: (i) seeks injunctive relief or other equitable relief, or involves criminal charges against the Indemnified Party; or (ii) seeks monetary damages in an amount (considering all Third-Party Claims) that reasonably exceeds any liability limit of the Indemnifying Party under this Agreement. The Party not controlling such defense shall be entitled, at its own expense, to participate in the defense with counsel of its choice; provided, however, that if the Indemnifying Party controls such defense and, in the reasonable opinion of the Indemnified Party's counsel: (A) there are legal defenses available to the Indemnified Party that are distinct from or additional to those of the Indemnifying Party; or (B) there is a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be responsible for the reasonable fees and expenses of independent counsel (including their advance) for the Indemnified Party in each jurisdiction where the Indemnified Party reasonably determines that legal representation is required. If the Indemnifying Party fails to elect to control the defense (including by failing to promptly notify the Indemnified Party in writing pursuant to this section), or fails to diligently pursue it, the Indemnified Party may assume control of the defense with counsel of its choice, and the Indemnifying Party shall be responsible for the legal fees and expenses (including their advance payment) of the Indemnified Party in each jurisdiction where representation is required. Both the Indemnified Party and the Indemnifying Party shall cooperate reasonably in the defense and settlement of any Third-Party Claim, including the preservation and delivery of relevant records and information, and the availability of employees to provide additional information. The Party controlling the defense shall keep the other Party reasonably informed of the status of the Legal Proceedings and shall consider in good faith any recommendations made by the other Party.

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(e)           Notwithstanding anything to the contrary in this Agreement: (i) the Indemnifying Party shall not settle any Third-Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned, or delayed, unless such settlement: (A) includes a full and unconditional release of all Indemnification Beneficiaries of the Indemnification Recipient from all related Liability or obligations; (B) does not impose any Liability or obligation (including equitable remedies) on the Indemnification Beneficiary's Beneficiaries; and (C) does not involve an admission of fault or wrongdoing by any Indemnification Beneficiary. (ii) The Indemnified Party shall not settle any Third-Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned, or delayed.

15.5	Form of Payment: (a) Indemnification payments to be made by the parties under this section shall be made no later than 15 (fifteen) business days after the date on which the relevant Indemnification proceeding is concluded.

(b)       All payments required to be made under this section shall be made in cash and in immediately available funds.

(c)       All payments required to be made under this section shall be made by electronic transfer of immediately available funds to the bank account notified by the relevant party no less than 2 (two) business days prior to the relevant payment date.

15.6	Remediation in Case of Eviction: In addition to the other remedies provided for in this Agreement, the Shareholders of the Merged Companies expressly undertake to the Merging Company to remedy any eviction with respect to the shares of the Merged Companies of which they were shareholders and with respect to the shares of the Merging Company held by the Merged Companies on the date of the Merger, it being understood that, in the event of any dispute arising with respect to the rights acquired by the Merging Company by virtue of this Agreement over the shares, due to a claim for indemnification in case of eviction, the Merging Company shall notify the Merged Companies whose shares are the subject of the dispute, and each of said shareholders of the Merged Companies, respectively, undertakes to indemnify the Merging Company with respect to any claim or judgment for eviction, regardless of the other remedies and obligations provided for in this Agreement.

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PART FOUR
MISCELLANEOUS

SIXTEENTH. Invalidity of Terms Waivers: If any term or provision of this Agreement is invalid, illegal, or unenforceable, all other terms and provisions of this Agreement shall remain in full force and effect.

Any term or provision of this Agreement may be waived or the term for compliance may be extended by the party or parties entitled to the benefit thereof. Any such waiver shall be deemed valid and sufficiently authorized for purposes of this Agreement if, in relation to any party, it is authorized in writing by that party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be deemed a waiver of such provision, nor shall it in any way affect the validity of this Agreement or any part thereof or the right of any party hereunder to be considered a waiver of another or subsequent breach.

SEVENTEENTH. Amendments: This Agreement may not be amended except by a written agreement signed by the parties to this Agreement.

EIGHTEENTH. Notices: All notices and communications to be sent or delivered to the parties to this Agreement, in accordance with the same, shall be made in writing and delivered to the parties with acknowledgment of receipt, at the addresses indicated on their respective signature pages or at any other address that such party indicates in writing by prior notice sent to the other parties to this Agreement.

Notification of Certain Matters. Each party shall immediately notify the other parties of: (a) any notice or other communication from any governmental authority in connection with the Merger; (b) any notice from any person claiming that its consent is or may be required in connection with the Merger; or (c) any legal proceedings commenced or threatened against any of the parties in connection with the Merger.

Public Announcements. Except as expressly contemplated or necessary to implement the provisions of this Agreement, neither party (nor any of its respective affiliates) shall issue any press release or make any public statements or disclosures regarding Merger contemplated by this Agreement without the prior reasonable consent of the other party, except to the extent that such disclosure is required by applicable law or the rules of any stock exchange.

NINETEENTH. Confidentiality. From the signing of this agreement and for a period of five years following such date, each party shall, and shall cause its affiliates and representatives to, maintain the confidentiality of all non-public information belonging to the other party; provided, however, that each party shall not be liable under this provision for any disclosure to the extent that such disclosure is determined by the party required to make the disclosure (with the advice of its attorneys) to be required by any applicable law or order, including the applicable rules of any stock exchange. Notwithstanding the foregoing, such non-public information shall not include information that: (A) becomes available or is made public after the date of execution, except as a result of disclosure by the party seeking to use this exception in breach of this section; or (B) is available through a source other than the party seeking to use this exception or its affiliates or representatives, provided that such source is not known to such party to be subject to a confidentiality agreement or contractual, legal, or fiduciary obligation of confidentiality with respect to such information.

TWENTIETH. In performing the obligations set forth in this Agreement, the Parties, their officers, directors, representatives, employees, and any other third parties contracted or subcontracted by the parties shall comply with the laws and regulations of any jurisdiction applicable to them in relation to corruption and fraud, such that at no time shall they participate in or collaborate in the engagement of any conduct punishable under such laws.

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In particular, the parties guarantee that they will not receive or offer, either directly or indirectly, any unjustified benefit or advantage of any kind, or any improper gift or compensation of any kind to a public authority or official or to a private third party related to any business opportunity covered by this Agreement, and in the event that either party receives any request for an improper payment, it shall immediately inform the other party. Failure to comply with the provisions of this section will result in the contracting body or similar competent body, reporting the facts to the competent antitrust authorities and, where applicable, to the National Anti-Fraud Coordination Service of the Spanish State Administration's General Intervention Board or to the control and supervisory bodies that are competent in each case, in accordance with the applicable law. If the nature of the facts could constitute a criminal offense, the contracting body or similar competent body shall take the appropriate measures to refer such conduct to the courts and/or the Spanish Public Prosecutor's Office for due investigation.

TWENTY-ONE. Entire Agreement, Jurisdiction, and Applicable Law: This Agreement constitutes the entire agreement between the parties and represents the will of the shareholders of the Merged Companies, the Merged Companies, and the Merging Company. This Agreement shall be governed by the applicable laws of Mexico. In all matters not expressly provided for herein, this Agreement shall be governed by the provisions of the Mexican General Law on Commercial Companies and, supplementarily, by the provisions of the Mexican Commercial Code and the Mexican Federal Civil Code. For all matters relating to the interpretation, compliance, and enforcement of this Agreement, the Parties expressly submit to the jurisdiction and competence of the competent courts of Mexico City, expressly waiving any other jurisdiction that may correspond to them by reason of their present or future domiciles or for any other reason.

TWENTY-TWO. Copies and Annexes: This Agreement may be signed in one or more copies, which together shall constitute one and the same instrument. The annexes form an integral part of this Agreement as if they had been included therein, and this Agreement shall be interpreted taking into account the content of said annexes. For the purposes of the Agreement: (i) “government authority” means any court, governmental authority, tribunal, commission, regulatory body, stock exchange, whether foreign, federal, state, provincial, local, or any political or other subdivision, department, agency or branch of any of the foregoing; (ii) “law” means any national, federal, state or local law, constitution, treaty, agreement, statute, ordinance, code, rule, regulation or enforceable practice, or other similar requirement enacted, adopted or enforced by any Governmental Body, each as amended and currently in force; (iii) “order” means any judgment, order, mandate, decision, determination, award, resolution, ruling, stipulation, restriction, assessment, or decree of, or issued by, with, or under the supervision of, any Governmental Body; and (iv) “Material Adverse Effect” means, with respect to the applicable party, any state of fact, change, event, circumstance, result, or occurrence that, individually or collectively, has, or is expected to have, a significant adverse impact or effect: on its financial condition or otherwise, on its assets and property considered as a whole or on its results of operations; or on its legal or factual ability to consummate and perfect this Agreement and perform its obligations hereunder.

The parties, having been informed of the validity and legal scope of this Agreement, hereby sign it in Mexico City on [•] of [•] 2025.

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Annex 4.            Draft Resolutions.

Extraordinary General Shareholders’ Meeting

Below are the principal proposed resolutions that would be submitted to the Extraordinary General Shareholders’ Meeting in connection with the proposal described in this Information Statement. In any event, the Jresolutions adopted by the Meeting will be those that result from such meeting, pursuant to the minutes prepared by the Secretary:

“…The balance sheet of the Company as of September 30, 2025, which will be used as a reference to carry out the merger referred to in these resolutions, is approved. The figures in such balance sheet will be updated and adjusted to the amounts actually obtained on the date the merger becomes effective. The balance sheet of the Company as of September 30, 2025 is attached to the minutes prepared for this meeting.”

It is approved that the merger referred to in these resolutions use as reference the internal balance sheets of the Company and the merged companies as of September 30, 2025.

“…In accordance with Articles 182(VII), 222, 223 and 225 of the General Law of Business Organizations and other applicable provisions, the merger is approved, in a single act, among Grupo Aeroportuario del Pacífico, S.A.B. de C.V. as the surviving merging company (the “Merging Company”); and all or any of Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.; Controladora Mexicana de Aeropuertos, S.A. de C.V.; Promotora Aeronáutica del Pacífico, S.A. de C.V.; PAL Aeropuertos, S. de R.L. de C.V.; and Proyectos de Infraestructura Charter, S. de R.L. de C.V., as the merged companies (together, the “Merged Companies”), which will be extinguished (the “Merger”).”

“…It is approved and ratified that the Company, through its officers and/or attorneys-in-fact, negotiate and enter into, amend, implement, grant waivers, and/or, as applicable, terminate a merger agreement with the Merged Companies, under the material terms of the agreement that was made available to the shareholders and that will be attached as an exhibit to the minutes of this meeting (the “Merger Agreement”).

The officers and attorneys-in-fact of the Company are broadly and expressly authorized, within their previously granted powers, to make any amendments and adjustments to the Merger Agreement before or after its execution that they deem necessary and/or convenient for the Company, including without limitation its effective date, the terms of the Merger, the number and class of shares to be issued, the delivery of the shares, the obligations to do or refrain from doing, the granting of waivers and extensions, and its termination.”

“Broad powers are delegated to the Company’s Board of Directors to, notwithstanding any resolution to the contrary adopted by this Meeting and without the need for any further authorization, define and amend the terms of the Merger, including without limitation, the number and class of shares to be issued by the Company, the amount of the capital increase, the effective date of the Merger, the entities to be merged, the structure of the Merger, its effective date, the terms of the Merger Agreement, the delivery of shares, and the obligations to do and not do of the Merging Company, the Merged Companies and the other parties involved; to grant extensions and waivers; and to determine not to make the Merger effective or not to consummate it. For these purposes, the Board of Directors is expressly delegated the authority to increase the Company’s capital stock and to determine the terms for the subscription of shares, including the exclusion of preemptive rights with respect to any issuances of shares delegated pursuant to Article 55 Bis of the Securities Market Law. Should the Board of Directors decree an increase in the fixed portion of the capital stock, the bylaws will be deemed amended to reflect the number and amount of shares issued, and the capital increase will become immediately effective, without prejudice to later recording such amendment in the bylaws.”

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“…It is approved that the Merger be carried out pursuant to and under the terms of the Merger Agreement, as amended, if applicable, and these resolutions.”

“…It is approved that, as a result of the Merger, the Company deliver shares representing its capital stock to the current direct and/or indirect partners and shareholders of the Merged Companies pursuant to the Merger Agreement, taking into account the extinction of the holding vehicles.”

“…It is approved that, as a consequence of the Merger, the Merging Company assume, on a universal-title basis, all assets, properties and rights of the Merged Companies, as well as all of their obligations and liabilities of any nature, with the Merging Company being subrogated in all the rights and obligations of the Merged Companies, whether commercial, civil, tax or of any other nature, without exception, and that it succeed them with respect to all guarantees granted and all obligations undertaken by the Merged Companies, arising from licenses, permits, contracts, concessions and any other acts in which they participated.

Likewise, it is approved that each Merged Company grant the Company standing to appear before any judicial authority to file claims and, as applicable, continue prosecuting any type of action brought in court by each Merged Company, as well as to intervene in any proceeding, appeal or action in which, for any reason, it may have any type of interest. Likewise, it is approved that each Merged Company grant the Company standing to act as defendant on behalf of the Merging Company, to appear and, as applicable, continue asserting any defenses or exceptions brought in court by each Merged Company, and to respond to claims filed against the Merged Companies, as well as to intervene in any proceeding, appeal or action in which, for any reason, it may have any type of interest.

As a result of the Merger, the Merging Company will receive all assets and liabilities and will assume all rights and obligations of the Merged Companies at book value, which, as applicable, will be updated and/or adjusted to the amounts actually determined on the effective date of the Merger between the parties.

Any liabilities recorded in the books and financial statements of the Merging Company and each Merged Company, in respect of which the Merging Company or the Merged Companies, as the case may be, are creditors or debtors, will be extinguished by confusion of rights and obligations within the Merging Company.

The system for extinguishing liabilities is approved, whereby the Merging Company will assume all obligations and credits of any nature or quality, whether principal, derivative or accessory, that form the liabilities of the Merged Companies at the time the Merger becomes fully effective. All such liabilities will be extinguished through their unconditional, punctual and timely payment by the Merging Company on the payment dates set forth in the legal acts that originated them or as required by law. This paragraph covers the system for extinguishing the liabilities of the Merged Companies in accordance with Article 223 of the General Law of Business Organizations.”

“…It is approved that, as a result of the Merger, the Merged Companies and the Merging Company agree to pay all debts whose creditors did not give their consent to the Merger in question, pursuant to Article 225 of the General Law of Business Organizations.

“…It is approved that the Merger be effective among the parties on the date agreed in the Merger Agreement. Additionally, it will become fully effective against third parties on the date the Merger resolutions are registered with the Public Registry of Commerce, given that, as part of the Merger, the Merged Companies and the Merging Company agree to pay all debts whose creditors did not give their consent and so require, pursuant to Article 225 of the General Law of Business Organizations.”

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“…It is approved that the Company submit the corresponding tax notices, pay any taxes that may be outstanding for the Merged Companies, and comply within legal deadlines with any other tax obligations corresponding to the Merged Companies.”

“…It is approved to increase the Company’s capital stock by $443,679,301.50 (four hundred forty-three million six hundred seventy-nine thousand three hundred one pesos 50/100), and to issue 187,695,104 (one hundred eighty-seven million six hundred ninety-five thousand one hundred four) new shares representing the fixed portion of the capital stock.

It is approved that the Company cancel 97,419,900 shares representing its capital stock in the fixed portion, received as a result of the Merger. Consequently, once the Merger becomes effective, the authorized capital stock of the Company, in its fixed portion, will amount to $1,407,785,211.10 (one billion four hundred seven million seven hundred eighty-five thousand two hundred eleven pesos 10/100), represented by 595,552,668 (five hundred ninety-five million five hundred fifty-two thousand six hundred sixty-eight) ordinary, registered, no-par-value shares.

The capital increase and share cancellation may be amended or adjusted under the terms of the Merger Agreement and/or as determined by the Board of Directors. The Secretary of the Board of Directors is authorized and instructed to make the adjustments resulting from the Merger Agreement as of its effective date, including the allocation of the new shares between Series B shares and Series BB shares, and to reflect such adjustments in the corporate books and any instrument, certificate and/or notice as applicable.”

“…Subject to the adjustments resulting from the Merger Agreement and/or resolutions of the Board of Directors, the amendment to the first paragraph of Article Six of the Company’s bylaws is approved, to read as follows:

ARTICLE SIX. Capital Stock. The Capital Stock shall be variable. The minimum fixed portion of the capital stock is $1,407,785,211.10 (one billion four hundred seven million seven hundred eighty-five thousand two hundred eleven pesos 10/100) represented by 595,552,668 (five hundred ninety-five million five hundred fifty-two thousand six hundred sixty-eight) ordinary, registered, Class I, no-par-value shares, fully subscribed and paid. The variable portion of the capital stock, if any, shall be represented by ordinary, registered, Class II, no-par-value shares and shall have such other characteristics as determined by the Shareholders’ Meeting approving their issuance. …

It is recorded that the remainder of Article Six of the Company’s bylaws remains unchanged.

It is approved that the text of Article Six of the Company’s bylaws referred to above be amended on the effective date of the Merger to reflect the adjustments resulting from the Merger Agreement and/or the resolutions of the Board of Directors, without the need for a subsequent act of this Meeting. The Secretary of the Board of Directors is authorized and instructed to carry out the adjustments resulting from the Merger Agreement, determine the final capital increase, and the allocation of the new shares between Series B shares and Series BB shares pursuant to the Merger Agreement, and to reflect such adjustments in the corporate books and any instrument, certificate and/or notice as applicable.”

“…It is approved that, once the Merger is consummated, the direct or indirect shareholders of the Merged Companies receive, in exchange for each share they previously held in the capital stock of such companies, shares representing the capital stock of the Merging Company.”

“…It is approved that the current corporate and supervisory bodies of the Merging Company will not undergo any changes as a result of the Merger, while the corporate and supervisory bodies of the Merged Companies will be extinguished. It is approved that all powers of attorney granted by the Merged Companies prior to the Merger’s effective date be revoked. All powers of attorney granted by the Merging Company prior to the Merger’s effective date will remain in full force and effect without modification.”

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“…It is approved and/or ratified, and broad authority is granted to the Company’s officers and attorneys-in-fact, within their previously granted powers, for the execution, amendment and/or termination of complementary and ancillary agreements related to the Merger, including without limitation, and without implying an obligation to enter into them: the consolidation of the minority interest of the entity or entities that own twenty-five percent of the project known as Cross Border Xpress and adjacent real estate, through an acquisition in the manner deemed appropriate by the Company’s attorneys-in-fact; liabilities; agreements for the orderly disposition of shares received by virtue of the Merger; agreements to implement an orderly transition; and registration rights agreements so that the shareholders of the Merged Companies may dispose of their shares received through the Merger in coordination with the Company.”

“…In light of the resolutions above, the Secretary of the Board of Directors of the Company is authorized and instructed to (i) cancel the share certificates representing the Company’s outstanding shares and issue new certificates; (ii) make all corresponding entries in the Company’s corporate books and records; (iii) deliver the share certificates of the new Company shares and receive the share certificates of the Merged Companies pursuant to the Merger Agreement; and (iv) carry out all necessary notices, filings and publications in accordance with applicable law.”

“…The Company is approved and instructed to publish and submit the necessary notices and to carry out, update and/or terminate all registrations required under applicable law. The Company’s attorneys-in-fact, officers and/or delegates are authorized and instructed, within their previously granted powers, to carry out all acts necessary or convenient to implement the resolutions of this Meeting, to prepare, execute, amend and/or terminate all agreements, contracts, notices, requests, writings and other acts and documents relating to the Merger and the transactions approved by the Meeting, and, if convenient or necessary for the Company, to modify their terms, conditions and characteristics. The Company’s attorneys-in-fact, officers and/or delegates may act on its behalf and representation before any person, whether natural or legal, including without limitation, before financial institutions and entities, and before any governmental authority, understood as any federal, state, local, municipal, national or foreign entity, agency, administrative unit or dependency, whether autonomous or dependent on the legislative, executive or judicial branches, in any matter of any kind or nature.”

“…The Company is authorized and instructed to hold each of its directors, officers, employees, advisors, attorneys-in-fact and the delegates appointed pursuant to these resolutions harmless from any claim or liability they may incur before any person or authority as a result of implementing or carrying out the resolutions adopted herein. The Company expressly undertakes to respond without limitation to such persons for any claim or liability they may incur for any reason and, if applicable, to reimburse each of them for any and all amounts they may have paid in connection therewith, including attorney’s fees and other expenses.”

“…Each and every act carried out prior to the date of these resolutions by the Company’s officers, members of its corporate bodies, advisors, delegates and attorneys-in-fact, in connection with the resolutions adopted herein, is expressly ratified.”

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Annex 5.            Fairness Opinion.

November 3, 2025

Audit and Corporate Practices Committee

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

Av. Mariano Otero 1249-B, Torre Pacífico, Piso 6

Col. Rinconada del Bosque, C.P. 44530,

Guadalajara Jalisco, Mexico

Members of the Audit and Corporate Practices Committee:

We understand that Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (the “Company”) proposes to enter into a merger agreement (the “Merger Agreement”), with Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”), Controladora Mexicana de Aeropuertos, S.A. de C.V. (“CMA”), Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”), PAL Aeropuertos, S. de R.L. C.V. (“PAL”), and Proyectos de Infraestructura Charter, S. de R.L. de C.V. (“Charter”, and together with AMP, CMA, PAP and PAL, the “Merging Entities”). Pursuant to the Merger Agreement, the Merging Entities will be merged with and into the Company (the “Merger”), with the Company surviving, such that the Company will: (i) internalize the technical assistance and technology transfer services currently provided by AMP to the Company, and (ii) integrate 75% of the Cross Border Xpress project, a land terminal located in San Diego, United States of America, that connects with the Tijuana International Airport through a pedestrian bridge (the “CBX”). Pursuant to the Merger, the shareholders of the Merging Entities will receive 90,275,204 new Series B shares of the Company, subject to downward adjustments (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We further understand the Company will enter into an equity purchase agreement with EGI-Otay Investors, LLC and EGI-RE Fund I, LLC, in order to acquire, for $487.5 million in cash (the “Acquisition Consideration”) the 25% of the CBX not acquired via the Merger (the “Minority Acquisition” and together with the Merger, the “Transaction”). The terms of the Minority Acquisition are more fully set forth in the equity purchase agreement entered into between the Company and EGI-Otay (the “CBX Purchase Agreement”).

You have asked for our opinion as to whether the Merger Consideration to be issued pursuant to the Merger Agreement and the Acquisition Consideration to be paid by the Company pursuant to the CBX Purchase Agreement, is fair from a financial point of view to the Company.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company, AMP and the CBX;

3)	Reviewed financial projections for the Company, prepared by the management of the Company (the “Company Financial Projections”), only insofar as the technical assistance fee charged by AMP for the technical assistance and technology transfer business is determined based on the Company’s consolidated operating results from Mexican airports (calculated before deducting the technical assistance fee and depreciation and amortization);

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4)	Reviewed financial projections for the CBX, prepared by the management of the Company (the “CBX Financial Projections”);

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Transaction, prepared by the management of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Company, the Merging Entities and the CBX, including information relating to certain strategic, financial and operational benefits anticipated from the proposed Transaction, with senior executives of the Company;

7)	Reviewed the pro forma impact of the proposed Transaction on the Company’s cash flow, consolidated capitalization and certain financial ratios;

8)	Compared the financial performance of the Company and the prices and trading activity of the Company’s Series B shares and the price and trading activity of the Company’s American Depositary Shares representing Series B shares, with that of certain other publicly-traded companies comparable with the Company, and their securities;

9)	Participated in certain discussions and negotiations among representatives of the Company, the Merging Entities and the CBX and their financial and legal advisors;

10)	Reviewed a draft of the Merger Agreement, the CBX Purchase Agreement substantially in the form of the drafts received by Morgan Stanley on November 3rd, 2025 and certain related documents (the “Transaction Documents”); and

11)	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and formed a substantial basis for this opinion. With respect to the Company Financial Projections and CBX Financial Projections provided by the management of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the proposed Transaction, we assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company, of the future financial performance of the Company and the CBX. We relied upon, without independent verification, the assessment by the management of the Company of: (i) the strategic, financial and other benefits expected to result from the proposed Transaction; (ii) the timing and risks associated with the internalization of the technical assistance services and the integration of the CBX; (iii) the Company’s capabilities to actually perform the technical assistance services internally and (iv) the validity of, and risks associated with, the Company’s existing and future technologies, intellectual property, products, services and business models. In addition, we have assumed that the proposed Transaction will be consummated in accordance with the terms set forth in the Transaction Documents without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free exchange, pursuant to applicable Mexican tax laws and regulations, and that the definitive Transaction Documents will not differ in any material respect from the drafts thereof furnished to Morgan Stanley. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transaction. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s, Merging Entities’ or the CBX’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration and the Acquisition Consideration. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, the Merging Entities or the CBX, nor were we furnished with any such valuations or appraisals. Our opinion does not address the relative merits of the transactions contemplated by the Transaction Documents as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to enter into the proposed Transactions or proceed with any other transaction contemplated by the Transaction Documents. We do not express any view on, and our opinion does not address, any other term or aspect of the Transaction Documents or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Transaction Documents or entered into or amended in connection therewith. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

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We have acted as financial advisor to the Company’s Audit and Corporate Practices Committee in connection with the proposed Transactions and will receive a fee for our services, including the rendering of the financial fairness opinion, of which the substantial portion is contingent upon the closing of the proposed Transaction. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us and certain related parties for certain liabilities and other items related to, arising out of or in connection with our engagement. Affiliates of Morgan Stanley are also entitled to receive fees in connection with the transactions contemplated by the commitment letter for the debt financing relating to the proposed Transaction. Morgan Stanley may also seek to provide financial advisory and financing services to the Company and its affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Audit and Corporate Practices Committee of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Company’s Series B shares or American Depositary Shares representing Series B shares will trade following consummation of the proposed Transactions or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer should vote at the shareholders’ meeting to be held in connection with the proposed Transactions.

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Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be issued by the Company pursuant to the Merger Agreement and the Acquisition Consideration to be paid by the Company pursuant to the CBX Purchase Agreement, is fair from a financial point of view to the Company.

Very truly yours,

MORGAN STANLEY & CO. LLC

______________________________

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Annex 6.            ADSs Voting Procedures-.

This Annex (the “Annex”) describes the voting procedures for holders of American Depositary Shares (“ADS”) representing Series B shares of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“GAP”). These procedures are governed by the deposit agreement (the “Deposit Agreement”) dated January 23, 2006, between GAP and The Bank of New York Mellon (the “Depositary”). They are also governed by the ADS offering prospectus (the “Prospectus”) dated February 23, 2006.

This Annex is for informational and guidance purposes only. If there are any conflicts, the terms of the Deposit Agreement and the Prospectus will control. ADS holders are therefore advised to review the information directly with their advisors.

1.	Notice of Meeting and Delivery of Materials

GAP will request that the Depositary send ADS holders the shareholders’ meeting notice. The Depositary will also send relevant materials and voting instruction forms.

The Depositary will deliver these materials well before the meeting date. Delivery will comply with applicable law and the Depositary Agreement.

2.	Issuance and Delivery of Voting Instructions

ADS holders will receive voting instruction forms from the Depositary. ADS holders use these forms to instruct the Depositary on how to vote the underlying Series B shares. ADS holders must complete and return the forms to the Depositary before the deadline. Forms can be returned directly to the Depositary or through a financial intermediary.

3.	Exercise of Voting Rights by the Depositary

The Depositary will vote the underlying Series B shares according to instructions received on time through the voting forms.

4.	Treatment of Uninstructed Votes

If the Depositary does not receive voting instructions by the deadline, the Depositary Agreement requires specific action. The Depositary must vote the underlying Series B shares in the same proportion as other Series B shares voted at the meeting by directly registered shareholders.

5.	Practical Considerations for ADS Holders

Review all materials carefully.

Submit voting instructions before the deadline.

Contact your financial intermediary or the Depositary if you have questions about the forms, deadlines, or process.

Keep a copy of your submitted instructions for your records.

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INFORMATION STATEMENT ON CORPORATE RESTRUCTURING

November 14, 2025

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

Av. Mariano Otero 1249-B, Torre Pacífico, 6th Floor
Colonia Rinconada del Bosque, C.P. 44530, Guadalajara Jalisco, Mexico

Listed on: Bolsa Mexicana de Valores, S.A.B. de C.V. and the New York Stock Exchange

Ticker symbol on the BMV: “GAP B”
NYSE ticker symbol: “PAC”

Submitted in accordance with Article 104, Section IV of the Mexican Securities Market Law and Article 35 of the General Provisions Applicable to Securities Issuers and Other Securities Market Participants issued by the Mexican National Banking and Securities Commission. GAP is a foreign private issuer under the rules of the U.S. Securities and Exchange Commission and is therefore exempt from the proxy rules set forth in the Securities Exchange Act of 1934.